Form 20-F
period 2004-12-31
ESPERANZA SILVER CORP
filed 2005-06-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

COMMISSION FILE NUMBER:  0-31195

ESPERANZA SILVER CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada  V6C 3P1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             26,649,515

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.         Yes xxx    No

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 67

#

ESPERANZA SILVER CORPORATION

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	65
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	65
Item 15.	Controls and Procedures	65
Item 16.	Reserved	65
Item 16A.	Audit Committee Financial Expert	65
Item 16B.	Code of Ethics	65
Item 16C.	Principal Accountant Fees and Services	65
Item 16D.	Exemptions from the Listing Standards for Audit Committee	65
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	65

Part III

Item 17.	Financial Statements	67
Item 18.	Financial Statements	67
Item 19.	Exhibits	67

INTRODUCTION

Esperanza Silver Corporation (“Esperanza”, the “Company” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as “International Mahogany Corp.”

Magellan was incorporated under the British Columbia Act on May 4, 1983. Goldsil was incorporated under the British Columbia Company Act on May 18, 1983.  Mahogany was incorporated under the British Columbia Company Act on March 17, 1980 as “Mahogany Mining Company Ltd.” and changed its name to “Mahogany Mineral Resources Inc.” on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as “Mahogany Mineral Resources Inc.”. On September 8, 1988 Mahogany changed its name to “International Mahogany Corp.”.

Effective June 2, 2000 the Issuer consolidated its common shares on the basis of 10 old shares for one new share and the name of the Issuer was changed to “Reliant Ventures Ltd.”. On May 29, 2003 the name of the Issuer was changed to “Esperanza Silver Corporation.

BUSINESS OF ESPERANZA SILVER CORPORATION

Esperanza Silver Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Issuer’s properties. The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of developing any commercial mines or sites. The Issuer has not reported any revenue from operations since incorporation. As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 6/16/2005 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	51	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	52	December 14, 1999
Michael H. Halvorson (1)(6)	60	April 8, 2003
Joseph Ovsenek (1)(2)(3)(7)	47	June 2, 2005
Steve Ristorcelli (2)(3)(8)	49	June 2, 2005

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

(5)

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

(6)

7928 Rowland Road, Edmonton, AB T8A 3W1

(7)

1180 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2

(8)

393 Fricke Ct., Gardenville, NV 89460

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/16/2005, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	51	September 30, 2002
Kim Casswell, Corporate Secretary	48	April 2, 2004
William Bond, Vice President	53	August 1, 2003
David L. Miles, Chief Financial Officer	54	June 10, 2004

Mr. Pincus’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Ms. Casswell’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Caswell may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Bond’s business functions, as Vice President Exploration, include responsibility for overseeing all of the Issuer’s exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on the Issuer’s mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Bond reports directly to Mr. Pincus.

Mr. Mile’s business functions, as Chief Financial Officer, include responsibility for overseeing all of the Issuer’s financial administration, accounting, liaison with auditors-accountants and preparation/payment/ organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.  Mr. Miles may delegate all or part of his duties as Chief Financial Officer to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Northwest Law Group

Contact: Michael Provenzano

1055 West Georgia Street, Suite 1880

Vancouver, British Columbia V6E 3P3

Telephone: 604-687-5792

Facsimile: 604-687-6650

The Company’s bank is:

Bank of Montreal

First Bank Tower, Bentall 3

595 Burrard Street

Vancouver, British Columbia V7X 1L7

Contact: Colleen Saimoto

Telephone: 604-665-2602

Facsimile: 604-668-1450

1.C Auditors

The Company’s auditor is:    De Visser Gray, Chartered Accountants

401 – 905 West Pender Street

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

The selected financial data as at and for the three-month periods ended 3/31/2005 and 3/31/2004 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3 Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/05	Ended 03/31/04	Ended 12/31/04	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00

Revenue	$5	$9	$23	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($151)	($134)	($910)	($837)	($212)	($70)	($102)
Basic Income (Loss) Per Share	($0.01)	($0.01)	($0.04)	($0.05)	($0.01)	($0.00)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	26,650	22,205	22,886	15,622	14,558
Period-end Shares	26,660	22,368	26,650	21,900	14,558	14,558	10,458

Working Capital	$978	$989	$1,410	$1,068	$439	$652	$722
Mineral Properties	$7,296	$6,337	$6,986	$6,209	None	None	None
Long-Term Debt	$Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$8,109	$6,480	$8,105	$6,293	$824	$824	$209
Shareholders’ Equity (Deficit)	$8,284	$7,330	$8,404	$7,277	$440	$652	$722
Total Assets	$8,370	$7,379	$8,487	$7,373	$457	$660	$731

US GAAP
Net Loss	N/A	N/A	($1,687)	($7,045)	($212)	($70)	N/A
Loss Per Share	N/A	N/A	($0.07)	($0.45)	($0.01)	($0.00)	N/A
Mineral Properties	N/A	N/A	Nil	Nil	Nil	Nil	N/A
Shareholders’ Equity	N/A	N/A	$1,419	$1,068	$440	N/A	N/A
Total Assets	N/A	N/A	$1,501	$1,164	$457	N/A	N/A

(1)

Cumulative Net Loss since incorporation through 12/31/2004 under US GAAP was

     ($9,116,331).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 3/31/2005 and 3/31/2004.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

May 2005	1.26	1.27	1.24	1.26
April 2005	1.23	1.26	1.21	1.26
March 2005	1.22	1.25	1.20	1.22
February 2005	1.24	1.26	1.22	1.24
January 2005	1.22	1.25	1.19	1.24
December 2004	1.22	1.25	1.18	1.20
November 2004	1.20	1.23	1.17	1.19

Fiscal Quarter Ended 3/31/2005	1.23	1.26	1.19	1.22
Fiscal Quarter Ended 3/31/2004	1.33	1.35	1.27	1.31

Fiscal Year Ended 12/31/2004
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

#

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2005.  As of 3/31/2005, the Company has cash and cash equivalents totaling $1,013,075. The Company has no significant debt outstanding as of 3/31/2005 and had issued and outstanding common shares of 26,659,515.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
26,659,515 shares issued and outstanding	$ 8,109,024
Contributed Surplus	$ 2,456,016
Retained Earnings (deficit)	$(2,281,207)
Net Stockholders’ Equity	$ 8,283,833
TOTAL CAPITALIZATION	$ 13,329,758

Stock Options Outstanding (At June 16, 2005):	2,505,000
Warrants Outstanding (June 16, 2005):	8,464,925
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Esperanza Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Esperanza in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Esperanza having to cease operations.

Esperanza Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Esperanza has an interest or the concessions in which Esperanza has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Esperanza does not ultimately find a body of ore, it would have to cease operations.

Mineral Prices May Not Support Corporate Profit for Esperanza:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Esperanza could have to cease operations.

Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. Gaap, is ($9,116,331). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 2,505,000 share purchase options outstanding and 8,464,925-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 26,699,515 (as of June 16, 2005) to 37,669,440.

This represents an increase of 41% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Esperanza to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Mexican, Bolivian and Peruvian Federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Esperanza to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Esperanza Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Esperanza may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Esperanza to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Esperanza And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend, on the efforts of its Senior Management, particularly its President, William Pincus; its Vice President, Mr. William Bond; and, its Corporate Secretary Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli and Mr. Joseph Ovsenek, members of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on both Brian Bayley and Michael Halvorson because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors. Esperanza does have a consulting agreement with William Pincus, the President/CEO and a Director of the Issuer.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 2,505,000 share purchase options outstanding, which, if exercised, would result in an additional 2,505,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Esperanza.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Company Act (the “Old Act”).   Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the Old Act.  As a consequence, all British Columbia companies are now governed by the New Act. There are no residency requirements for directors under the New Act, however, a majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Esperanza is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   9th Floor, 570 Granville Street

   Vancouver, British Columbia, Canada  V6C 3P1

   Telephone: (604) 685-2242

   Facsimile: (604) 688-1157.

   Website: www.esperanzasilver.com

   Email: kcasswell@explgp.com

The contact person is: Mr. William Pincus, President and Chief Executive Officer.

The Issuer's fiscal year ends December 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “EPZ”.

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2004, the end of the Company's most recent fiscal year, there were 26,649,515 common shares issued and outstanding. At 3/31/2005, the end of the Company’s most recently completed fiscal quarter; there were 26,659,515 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

#

Incorporation and Name Changes

Esperanza Silver Corporation (“Esperanza” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company knows as “International Mahogany Corp.”

Magellan was incorporated under the British Columbia Act on May 4, 1983. Goldsil was incorporated under the British Columbia Company Act on May 18, 1983.  Mahogany was incorporated under the British Columbia Company Act on March 17, 1980 as “Mahogany Mining Company Ltd.” and changed its name to “Mahogany Mineral Resources Inc.” on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as “Mahogany Mineral Resources Inc.”. On September 8, 1988 Mahogany changed its name to “International Mahogany Corp.”.

Effective June 2, 2000 the Issuer consolidated its common shares on the basis of 10 old shares for one new share and the name of the Issuer was changed to “Reliant Ventures Ltd.”. On May 29, 2003 the name of the Issuer was changed to “Esperanza Silver Corporation.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement (1)	82,000,000	$758,000
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants (2)	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option (3) Private Placement (4) Private Placement (5) Issued for property (6)	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,000,000
Fiscal 2004	Issued for property option(3) Exercise of Share Purchase Warrants (7) Private Placement (8)	25,000 803,000 3,750,000	$6,250 $321,200 $1,500,000
Fiscal 2005 (YTD)	Issued for property option (3) Exercise of Share Purchase Warrants (7)	40,000 10,000	$10,000 $4,000

(1)

This private placement consisted of the sale of 82,000,000 units (pre-split) at a price of $0.01 per unit. Each unit consisted of one common share (pre-split) and one share purchase warrant. Each share purchase warrant was convertible into an additional common share(pre-split) at a cost of $0.015 for one year.

(2)

On December 30, 2000, the holder of 4,100,000 share purchase warrants exercised these warrants at a price of $0.15 per share and paid the proceeds to the Issuer immediately subsequent to the Issuer’s December 31, 2000 year end, when the 4,100,000 common shares were issued.

(3)

The Issuer entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”), an unrelated private company, dated May 7, 2003, whereby the Issuer has the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project located in Moulas State, Mexico.

(4)

This private placement consisted of the sale of 2,140,000 units. Each unit consisted of one common share and one share purchase warrant. The warrants were exercisable until 08/18/2005 for a price of $0.40 per share.

(5)

This private placement consisted of the sale of 1,100,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase a further share at a price of $1.25 until November 24, 2004 and at a price of $1.50 until November 24, 2005. These share purchase warrants provide that the Issuer may require their exercise if, after the expiry of all resale restrictions, the closing price of the Issuer’s shares, for more that 20 consecutive trading days, is greater than $1.75 per share in the first year or $2.00 in the second year.  Finder’s fee of 8% was paid in units, at a deemed price of $0.85 per unit, to certain finders in consideration of their efforts in locating investors.  The shares and any shares issued on exercise of the warrants are subject to restrictions on transfer for a period of four months from closing. (77,200 finder’s warrants were also issued.)

(6)

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005. The Issuer also paid U.S.$153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for December 31, 2003 and 2002.

(7)

These share purchase warrants were exercised pursuant to the private placement described in (4) above.

(8)

This private placement consisted of the sale of 3,750,000 units at a price of $0.40 per units.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $0.55 until December 1, 2006. If, after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $0.75 or greater for a period of 20 consecutive trading days, the Company shall provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice. A Finder’s Fee of 8% were paid in units, at a deemed price of $0.40 per unit, and in cash, to certain finders in consideration of their efforts in locating investors.  The shares and any shares issued on exercise of the Warrants are subject to restrictions on transfer for a period of four months from closing.

Capital Expenditures

Fiscal Year

Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil
Fiscal 2004	$10,057
Fiscal 2005 (YTD)	$ 751

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Prior to 1999, the Issuer was engaged in the exploration of mineral properties. The Issuer was inactive from 1999 until October 16, 2002 when it announced the appointment of William Pincus as President/CEO and Director and the election to the Board of Directors of Robert Quartermain. At that time, the Issuer announced that it would seek to obtain and explore mineral properties in Mexico, Peru, Bolivia and elsewhere. The Issuer also planned to concentrate its exploration efforts on silver prospects.

On April 8, 2003, the Issuer announced that it had reached an agreement to acquire the Esperanza Silver/Gold exploration project from Recursos Cruz del Sur, S.A. de C.V., an unrelated private company. On May 16, 2003, the Issuer announced that it had entered into a formal option agreement to acquire the interest in this property.

Also on May 16, 2003, the Issuer changed its name from Reliant Ventures Ltd. to Esperanza Silver Corporation.  The Issuer also completed the private placement financing from which it raised $535,000. These funds were used for exploration work on the Esperanza Project, new project generation and general corporate purposes.

On August 18, 2003, the Issuer began trading on the TSX Venture Exchange under the trading symbol, “EPZ”.

On September 22, 2003, the Issuer announced that it had reached an agreement to purchase a 100% interest in the Atocha Project from General Minerals Corporation Limited. The terms of this acquisition are disclosed above under Item 4 Financings.

On November 24, 2003, the Issuer announced that it had completed a private placement whereby it raised $935,000. The proceeds from this private placement were, and continue to be, utilized for general corporate purposes and for the acquisition and exploration of the Atocha Property.

On December 15, 2003, the Issuer signed an option-to-purchase agreement pertaining to the Flor de Loto project. The terms of this agreement call for the Issuer to pay a total of U.S.$585,000 for its interest in this property.

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005.  The Issuer also paid U.S. $153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for the Years Ended December 31, 2003 and 2002.

On May 7, 2004, the Issuer signed an option-to-purchase agreement pertaining to the Estrella project in Peru.  The terms of this agreement provide for the Issuer to pay a total of U.S. $597,000 for its interest in this property.  During May 2005 the Issuer abandoned its interest in the property and returned it to the underlying property owner.

On December 1, 2004, the Issuer announced that it had completed a private placement whereby it raised $1,500,000. The proceeds from this private placement were, and continue to be, utilized for the Esperanza Project, new project generation and general corporate purposes.

During Fiscal 2005, the Issuer concentrated the majority of its efforts on exploration work on both the Esperanza Silver/Gold property and the generation of new silver projects.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2005/2006

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $978,240 at 3/31/2005.

Use of Funds for Fiscal 2005/2006

During Fiscal 2005 and Fiscal 2006, respectively, the Issuer estimates that it might expend $700,000 and $800,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2005 and Fiscal 2006 respectively, the Issuer estimates that it might expend $700,000 and $800,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2004 and 12/31/2003, the Issuer’s assets were located in Canada; Mexico; Peru and Bolivia. At 12/31/2002 and 12/31/2001 all of the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Issuer was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company knows as “International Mahogany Corp.”

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 750 sq. ft. at 570 Granville Street, 9th Floor, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on April 1, 2004.  Monthly rent is $1,000.

The Issuer’s mineral properties are located in the following areas:

a.

The Atocha property is located in Bolivia,

b.

The Flor de Loto project are located in Peru,

c.

The Esperanza Gold/Silver property is located in Mexico.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

1. The Esperanza Property

The Esperanza Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Esperanza Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is currently owned by Recursos Cruz del Sur S.A. de C.V., (Recursos or the “vendor”) an unrelated Mexican corporation.  Esperanza entered into an option agreement whereby it can acquire a 100 percent ownership interest subject to a 3 percent Net Smelter Return Royalty by making payments totalling US $105,000, issuing 170,000 shares over 4 years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $225,000 in expenditures in the initial two years.

Location

The property, centred at 18O46’N, 99O16’W, is located 80 kilometres south of Mexico City, and 12 kilometres from Cuernavaca in the State of Morelos.

Mexico City
Esperanza
Cuernavaca
Temixco
Emiliano Zapata
Esperanza
Xochitepec
Alpuyeca
138
95
11
Mexico City
Toluca
Mexico
D.F.
Morelos
Cuernavaca
Esperanza
Taxco
Iguala
Puebla
Guerrero
Chilpancingo
Legend
State boundary
Toll highway
Paved highway
Road, gravel
Mining district, prospect
City, town, village

Reliant Ventures Ltd.		Location Map La Esperanza	
Drawn: TDS	App'd:	Date: Mar 24, 03	Figure: 1

Project No.: Revision No.:

#

Accessibility, Climate, Infrastructure and Physiography

Access to the property is by paved road to 7 kilometres north of Alpuyeca along Morelos Highway 55 to where a dirt road turns off to the landfill, and then continues 2.75 kilometres onto the property.  The road is passable year round by 2-wheel drive vehicles.

Topography is relatively rugged, varying from 1,100 to 1,450 metres.  Outcrop exposure is excellent on the slopes of the hills and float is abundant on the flats.  Vegetation in the form of trees and shrubs is extensive in the wet season that occurs from June to October.  It is possible to work on the property year round.

Workers are available at the village of Tetlama and Cuernavaca; a city of over 1 million people provides all supplies and services that might be required.

History and Previous Work

Mineralization at La Esperanza is found along the contact where a series of igneous rocks have intruded a limestone unit. This mineralization is commonly known as skarn. There are old shafts and pits in the area but their age is unknown.  There is a collapsed adit which, based on the size of the dump, appears to extend under the known surface mineralization.  A small operation is believed to have operated in the 1970’s when several adits were driven on narrow high-grade quartz veins.  Any production was insignificant.  Several older pits and shafts have explored the skarn zones. The caved adit at the north end of the intrusive may be related to the 1970’s operation.

Recursos carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994.  Rock chip sampling and geological mapping were carried out in 1994 and in late 1995 the property was optioned to Teck Cominco Ltd. (Teck), an unrelated public company.  Teck carried out line cutting, surface mapping and rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited Induced Polarization Survey in 1996.

Teck cleaned and sampled the old trenches A to F, in addition to excavating four new trenches, J to M, in an area of skarn alteration.  Teck took a total of 184 grab and channel samples.

In 1998 Teck completed four diamond drill holes totalling 822 metres. Teck returned the property to Recursos in 1998.

Prior to the expiry date of the exploration concession in 2000, Recursos applied for an exploitation concession that was granted on March 5, 2002.

Recursos carried out two programs of rock chip sampling in 1994 and 2002.  A total of 118 samples were taken from outcrop and float.

In 2002 Geo Associados S.A. de C.V. completed 20 kilometres of gradient time domain Induced Polarization and Resistivity surveys for Recursos.  The survey extended the previous geophysical survey to the north and south.  The lines cross the east and west contact zones at a good angle but are parallel to the north and south areas.

The 1997 survey indicates that the interpreted anomalies are at a depth of 200-300 metres and the 2002 survey was designed to look at similar depths.

Total expenditures are reported to be US $272,500 expended by Teck and US $94,000 expended by Recursos.

2004 Activities

During the first Quarter the Company conducted a program of surface exploration including mapping, trench cleaning and resampling and geochemical sampling.

Rock samples obtained from the trenches define a zone of mineralization in an area that was exploited on a very small scale in the past.  Little is known about the historic mining in the region although several shallow shafts and tunnels attest to this previous small scale activity. The following sample results reflect mineralization associated with approximately 200 meters of strike length along this zone (Trenches A thru F).  This area, referred to as Target 1, is the most well defined zone of mineralization on the property thus far.

Preliminary results for the exploration program are included in the following table.

Target 1 Sample Results
Sample	Location	Width Meters	Au g/t	Ag g/t	Zn g/t	Pb g/t	Zn %	Pb %
SE-116	Trench A	2.0	0.032	26.7	>10000	38	1.230	0.004
SE-117	Trench A	2.0	0.032	34.8	>10000	43	2.510	0.004
SE-118	Trench A	2.0	0.012	170.0	>10000	99	1.560	0.010
SE-119	Trench A	2.0	0.005	133.0	>10000	772	2.860	0.077
SE-120	Trench A	1.5	0.016	483.0	1885	6490	0.189	0.649
SE-121	Trench A	1.5	0.013	111.0	1625	1000	0.163	0.100
SE-122	Trench A	1.5	0.016	41.4	1715	557	0.172	0.056
SE-123	Trench A	2.0	0.014	108.0	1970	1385	0.197	0.139
SE-124	Trench A	2.5	0.012	52.1	>10000	578	1.090	0.058
SE-125	Trench A	2.5	0.09	21.8	4080	134	0.408	0.013
SE-126	Trench B	2.0	2.89	12.0	1890	40	0.189	0.004
SE-127	Trench B	2.0	0.216	15.8	7790	68	0.779	0.007
SE-128	Trench B	2.0	0.226	17.2	2270	335	0.227	0.034
SE-129	Trench B	1.5	0.026	204.0	1945	1860	0.195	0.186
SE-130	Trench B	1.0	0.012	376.0	>10000	6220	1.140	0.622
SE-131	Trench B	1.5	0.03	527.0	5880	8560	0.588	0.856
SE-132	Trench B	1.5	0.009	57.5	6540	1730	0.654	0.173
SE-133	Trench B	2.0	0.019	415.0	>10000	>10000	2.050	2.740
SE-134	Trench B	2.5	0.027	96.5	1865	2330	0.187	0.233
SE-135	Trench B	2.0	0.013	20.1	>10000	764	1.260	0.076
SE-136	Trench B	2.0	0.02	89.9	3350	400	0.335	0.040
SE-139	Trench D	3.0	0.006	100.0	333	376	0.033	0.038
SE-140	Trench D	3.0	0.009	12.4	194	92	0.019	0.009
SE-141	Trench D	4.0	0.039	4.7	190	72	0.019	0.007
SE-142	Trench D	3.0	0.014	7.0	169	91	0.017	0.009
SE-143	Trench D	4.0	0.015	10.6	154	159	0.015	0.016
SE-144	Trench D	5.0	0.021	2.8	209	73	0.021	0.007
SE-145	Trench D	5.0	0.216	8.0	288	120	0.029	0.012
SE-146	Trench D	3.0	<0.005	63.5	594	277	0.059	0.028
SE-147	Outcrop D'	3.5	0.012	103.0	5570	2080	0.557	0.208
SE-148	Outcrop D'	2.6	0.013	94.5	>10000	5420	1.360	0.542
SE-149	Outcrop D'	4.0	0.007	13.4	8410	284	0.841	0.028
SE-150	Outcrop D'	3.3	0.007	30.5	4450	142	0.445	0.014
SE-151	Trench E	3.0	0.026	13.6	600	198	0.060	0.020
SE-152	Trench E	3.0	0.013	20.0	483	85	0.048	0.009
SE-153	Trench E	3.0	0.008	64.7	329	212	0.033	0.021
SE-154	Trench E	3.0	0.022	171.0	459	882	0.046	0.088
SE-155	Trench E	5.0	0.008	90.5	194	281	0.019	0.028
SE-156	Outcrop E'	2.3	<0.005	264.0	970	1120	0.097	0.112
SE-157	Outcrop E'	2.5	0.016	129.0	1370	673	0.137	0.067
SE-159	Trench F	3.0	0.005	69.7	971	902	0.097	0.090
SE-160	Trench F	3.0	<0.005	3.2	520	37	0.052	0.004
SE-161	Trench F	3.0	0.09	4.0	1150	48	0.115	0.005
SE-162	Trench F	2.0	0.016	19.6	4410	908	0.441	0.091
SE-163	Trench F	2.0	0.005	29.6	2250	480	0.225	0.048
SE-164	Trench F	2.0	<0.005	16.1	1865	196	0.187	0.020
SE-165	Trench F	2.3	0.025	156.0	1765	749	0.177	0.075
SE-166	Trench F	2.0	0.008	59.0	3370	613	0.337	0.061
SE-167	Trench F	2.0	<0.005	12.3	1525	295	0.153	0.030
SE-168	Trench F	3.0	<0.005	23.0	2150	717	0.215	0.072
SE-169	Trench F	2.6	0.005	83.8	2580	1935	0.258	0.194

Note: Trench C not sampled due to shafts making access unsafe.

The Company has received all necessary permits for a 1200 meter diamond-core drill program in 2004.

2005 Activities

The Company initiated a 1200 meter drilling program on February 1, 2005 and completed all drill holes on March 5, 2005. A total of eight drill holes were completed. The first six drill holes tested Target 1 (described above). The final two drill holes tested targets to the south and southeast of Target 1.

Results from the drill holes are summarized in the table below:

Hole No.	From (meters)	To	Interval (meters)	Interval (feet)	Silver (g/t)	Silver (opt)	Gold (g/t)	Gold (opt)
DHE-05-01	21.55	68.80	47.25	155.0	35.75	1.04
DHE-05-01	48.90	85.20	36.30	119.1			2.204	0.064
DHE-05-02	20.90	52.00	31.10	102.0	30.48	0.89
DHE-05-02	27.90	43.70	15.80	51.8			0.815	0.024
DHE-05-03	45.58	61.35	15.50	50.9	33.83	0.99
DHE-05-03	63.50	71.50	8.00	26.2			2.676	0.078
DHE-05-04	94.60	101.50	6.90	22.6			1.280	0.037
DHE-05-05	74.10	88.25	14.15	46.4	84.64	2.47
DHE-05-05 Includes	99.70 99.70	120.20 110.00	20.50 10.30	67.3 33.8			1.910 2.690	0.056 0.078
DHE-05-06	85.00	91.00	6.00	19.7	30.85	0.90
DHE-05-07	20.85	28.15	7.30	24.0	20.73	0.61
DHE-05-07	195.35	197.95	2.05	6.7	87.86	2.56
DHE-05-07	7.00	10.75	3.75	12.3			2.758	0.080
DHE-05-08	49.25	52.50	3.25	10.7			0.597	0.017
DHE-05-08 Includes	66.35 66.35 80.50 96.75	101.30 74.90 87.60 101.30	34.95 8.55 7.10 4.55	114.7 28.1 23.3 14.9			0.235 0.314 0.369 0.558	0.007 0.009 0.011 0.016

The Issuer also conducted preliminary metallurgical tests on material collected from drill hole DDH-01.  The results are summarized in the table below:

Test	Conditions		Reagent Consumption		48 hr. Extraction		Residue		Head (calc.)
	K80 pm	NaCN g/L	NaCN kg/t	CaO Kg/t	Au %	AG %	AU g/t	AG g/t	AU g/t	AG g/t
CN-1	94	0.5	0.64	2.68	92.3	48.3	0.18	8.7	2.34	16.8
CN-2	94	1.0	0.73	2.74	95.6	61.1	0.10	6.4	2.29	16.5
CN-3	44	0.5	0.66	2.83	94.6	54.6	0.12	7.4	2.23	16.3
CN-4	44	1.0	0.78	2.80	95.2	64.4	0.11	6.2	2.31	17.3
CN-5	32	0.5	0.87	2.91	95.2	59.5	0.11	6.9	2.31	17.0
CN-6	32	1.0	1.04	2.99	94.1	65.1	0.13	5.9	2.22	16.9

In eraly June of 2005 the Issuer began a program of systematic channel sampling and trenching in an adjacent area south east of the Target 1 area.

2. The Atocha Property

The Atocha Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On September 18, 2003, the Issuer signed the Sales Agreement with General Mineral Corporation (GMC), as described earlier, to purchase Compania Minera General Minerals Bolivia S.A. (CMGMB), its Bolivian subsidiary whose principal asset is the Property.  The aggregate purchase price on closing is summarized as follows:

(a)

4,000,000 common shares of the Corporation issued to GMC;

(b)

4,000,000 common share purchase warrants issued to GMC, each warrant entitling GMC to acquire one common share of the Issuer for a period of two years upon payment of an exercise price per share equal to 110% of the closing price of the common shares of the Issuer on the day before the date upon which Sales Agreement is entered into, such exercise price being $1.05 per share; and

(c)

A cash payment of US$ 50,000 to GMC to cover 2003 Property expenses.

The Closing Date was December 23, 2003.  The subsidiary’s name was subsequently changed to Empresa Minera Atocha S.A. (EMSA).

Location

The Atocha property is situated in the Department of Cochabamba, Province of Arque, Canton of Colcha, in western Bolivia.  The center of the Property is at latitude 66 20’E and longitude 17 50’S.  The Property is located 100km south southwest of Cochabamba and 90km east of Oruro.

The Property covers a total of 12,175 hectares along a 18 kilometer strike length of the silver bearing formation. The Company controls 12,175 hectares of which 6,400 hectares are owned directly, 850 are optioned from a third party and 4925 hectares are held in trust on behalf of the Company.  The following table summarizes the land tenure:

TITLE	CONCESSION	OWNER	CLAIM NUMBER	CANTON	CUADRICULAS	AREA
						(Hectares)

Option	LOS MANGALES-II	EMSA	9347	COLCHA	34	850

Owned	AMIGOS	EMSA	9288	COLCHA	48	1,200
Owned	ARGENTITA	EMSA	10844	ARQUE	12	300
Owned	ARGENTITA II	EMSA	11831	ARQUE	2	50
Owned	LA PLATA	EMSA	10843	ARQUE	50	1,250
Owned	LA PLATA II	EMSA	11807	ARQUE	2	50
Owned	CANDELARIA	EMSA	10841	ARQUE	50	1,250
Owned	PATILLA	EMSA	13387	ARQUE	52	1,300
Owned	MILOJA	EMSA	13386	ARQUE	40	1,000
Trust	Esperanza	EMSA	22290	Arque	197	4,925

				TOTAL	487	12,175

Notes: (1) EMSA refers to Empresa Minera Atocha which was acquired by the Company on Dec 23, 2003.

The Issuer is aware of third party claims underlying approximately 2% of the Property that, if valid, may have priority over the Issuer’s interests in those portions of the Property.

Accessibility, Climate, Infrastructure and Topography

The Property is accessible by four-wheel drive vehicle from either Cochabamba located 100km north northeast of the Property or Oruro located 90km west of the Property.  In the dry season the Property is accessed from Cochabamba, to the town of Arque via paved and gravel roads and from Arque to the Colcha following a seasonal gravel road on the Argue river flood plain and by a gravel road from Colcha to the Property.  During the wet season (December through March) the Property is accessed from Oruro via Bolivar via a gravel road.  Travel time from Cochabamba to the Property in the dry season is three hours and from Oruro in the wet season is four hours.

The climate is generally quite mild.  In winter, it typically freezes at night with daytime highs of –10 degrees C; whereas, in the summer, the temperatures at night drop to 5-10 degrees with daytime highs in the 20’s.  The climate at lower elevations on the Property is milder.  Rain and snow are infrequent winter events; however, during summer months, heavy rainstorms, sometimes with hail or sleet, are a daily occurrence.  The month of January receives an average of 110mm of moisture with the minimum monthly average of 0.9mm in June.  The average annual precipitation is approximately 700mm.

The villages of Khapy Khasa and Abra Khasa are located on the Property and can provide a modest semi-skilled labor force.  Support services and a qualified mining labor force are available in Cochabamba and Oruro.

Currently, there is little infrastructure on the Property; however, the Property has several potential connections to the national power grid which is located approximately 20km from the Property.  A 10,000 volt, single phase, line services Arque 6km north of the Property and a 30,000 volt three phase line that used to supply power to Cerro Grande is live to within 10 km of the Property.  Several high-pressure natural gas pipelines pass within 20km of the Property.

The topography on the Property is very rugged.  Elevation on the Property ranges from 3,800m to 4,000m.

History

The silver mineralization at Atocha was discovered and mined during Spanish Colonial times.  More modern exploitation likely dates to the early part of the 20th Century, but there is little evidence of any substantial exploration or exploitation within the past 50 years.  The last known exploitation was during the 1960's, when the veins were exploited at a rate of 1 to 2 tonnes per month.

The silver-bearing vein mineralization was mined in the past by underground methods.  It appears that the highest-grade mineralization was targeted, and in the absence of significant dumps outside of the known workings, the vein mineralization was most likely taken in its entirety to a nearby smelter facility.

GMC, through its Bolivian Subsidiary Compania Minera General Minerals Bolivia S.A., acquired the Property in 1998 and commenced a systematic exploration program including geological mapping, limited SP geophysical surveys, construction of new exploration tunnels, underground and surface channel sampling, surveying, and limited metallurgical testing. The pace of work increased dramatically during 1999, as high-grade silver mineralization discovered during 1998 became the target of a new phase of underground development and diamond drilling.

From 1999 to 2002, exploration focused on identifying the continuity of the Manto Cloruro (Carmen Area) mineralized zone, both horizontally by driving adits, drifts and crosscuts and vertically by underground diamond drilling and the excavation of sub-levels at successively higher elevations. The principal objective, of the exploration was to outline a resource and to identify the continuity of the grade of the silver mineralization within the manto (a mineralized zone contained within and concordant with the host sandstone).  During this period, approximately 566m of underground development was completed in the southernmost area of mineralization identified in the Carmen area, including the main “A-10" adit at an elevation of 3,280m.  The A-10 access and haulage adit had advanced 195m in a N10W direction along the footwall of the manto-form mineralization.  From the A-10 adit, 5 principal crosscuts were driven to intercept the manto, at distances of 45, 55, 100, 140, and 180m from the portal.  Each of these crosscuts intersected the manto, which varies between one and three meters in true width, dips to the southwest at 60 degrees, and contains silver grades ranging up to 3,411.8gpt over a true width of 3.0m.  The principal silver minerals identified include tetrahedrite, cerargerite, argentite/acanthite and native silver.

A second major underground excavation is a sill drive (a tunnel driven within the mineralization) along the Manto Cloruro at the same elevation as the A-10 adit.  This drive followed the manto at the 3,280m level for approximately 95m, from the 180 crosscut in the north, to approximately 15m south of the 100 crosscut in the south.  At its southern extremity, the manto has been offset approximately 20m to the southeast, where its continuity to the south has been confirmed by short crosscuts trending east from the A-10 adit.  Surface exploration traced the manto south for an additional 50m.  Underground diamond drilling intersected the manto 20m north and 69m above the 180 crosscut in the winze and in the old adit 60m above the winze at the same elevation.  Surface exploration determined that the manto continues to the north, where previous historical small-scale mining was carried out approximately 50m north of the present north end of the A-adit, and at an elevation of approximately 100m higher.

Three partially developed sub-levels, at elevations of 7, 14 and 21m above the sill drive, followed the Manto Cloruro above the 3,280m elevation A-10 level.  The bulk of the material sent to the processing plant had been extracted from these sub-levels, which tested the continuity of the grade of mineralization above the A-10 level.

A total of 65 underground diamond drill holes were completed on the Property by Cia. Minera General Minerals de Bolivia prior to the Company’s involvement in the project; the majority of the holes were less than 10m long.  The holes were drilled with a light air powered drill to help define the margins of the mineralization in the stopes and on the sub-levels.

Ten holes were drilled from a station completed at the 140m crosscut on the A-10 level.  The drill pattern encompasses the area in which test mining was carried out and measures approximately 200m horizontally by 50m vertically.

Condor Area (PM-3 Adit & PM-7 Adit):

The Condor Iquina area was explored by two adits developed by CMGMB prior to the Company’s involvement with the project.  The first adit, PM-3, is oriented N80E and directed towards the Condor mineralization.  Its primary objective was to intersect the disseminated mineralization 50m, down-dip from the historic Condor Iquina workings.  A second objective of the adit was to intersect, below the Condor openings, the structural feeders for the high-grade silver mineralization.  By March 30, 1999, the adit had progressed to the vicinity of the target area, 135 meters from the portal.  The portal for a second adit, PM-7, is located 257m southeast of PM-3, in the vicinity of anomalous silver values obtained from surface sampling.  This adit is oriented sub parallel to PM-3.  The principal objective of PM-7 is to intersect mineralized structures noted in the surface mapping and to determine if other porous sandstone units host disseminated style mineralization.

Silver mineralization was intersected in the PM-3 adit.  Sampling by CMGMB in the historic Condor workings returned assays of up to 891.41g/t silver over 1.8m, providing the impetus for driving the adit.  A 1.92 meter long vertical chip sample on an advancing face of the PM-3 adit, 167.7m from the portal and 39m vertically below the historic Condor workings, intersected silver mineralization grading 3,533 g/t.  Follow-up horizontal channel samples were taken along the adit wall from 165.5 to 171.5m from the portal.  The samples at this location were taken perpendicular to the fracture orientation and returned 365.1 g/t silver over 6m.

In May 1999, further, limited follow-up of the Condor area PM-3 adit mineralization was carried out.  A total of 33m of underground development were completed, resulting in the following assay results:

Sample number	Length (meters)	Silver (gpt)	Silver (opt)
45912	0.76	540.7	17.4
45914	1.2	1879.3	60.4
45917	0.95	216	6.9
50323	1.55	1075.3	34.6
50970	1.5	1803.3	58
50972	1.5	624.4	20.1
50973	2.2	772.6	24.8

Silver mineralization was also intersected in the PM-7 adit.  Assays from seven channel samples (45860-65 and 45874) representing the first 13m of the adit, returned 407.1g/t silver.

Follow-up exploration at the Condor area PM-3 and PM-7 adits was then halted in favour of focussing efforts on the Carmen A-10 adit area, which includes the historic Carmen adit, located approximately 1.4km to the south of the PM-7 adit.

Carmen Area (A-10 Adit):

Initial work at the Carmen area focussed on the existing, historic Vizcarra adit, which was located to provide access to the E-W Santa Isabel vein, a target for historic, small-scale mining efforts in Spanish Colonial times.  Work in 1999, included re-establishing the portal entrance to the Vizcarra adit and other, small exploration adits located nearby.  These additional adits provided access to manto-style, sandstone-hosted silver mineralization that was extracted by artisan methods, primarily for the silver chloride mineral cerargyrite (or chlor-argerite).

The Santa Isabel vein was chip sampled by CMGMB during early 1999 and locally produced some results consisting of mixed silver, copper, lead and zinc sulphides.  This mineralization is exposed in a short decline and returned 8,619.5 g/t silver, 10.7% copper, 1.5% zinc and 518 g/t indium over 0.75m.

Further excavation of the decline to a depth of 30m below the Carmen access adit level extended the vein mineralization to depth.  At a depth of 26m below the adit level, a 3.02m face channel sample taken by CMGMB, representing a true width of 1.75m, returned 1,276g/t silver.

Concurrent with exploration on the Santa Isabel vein CMGMB discovered a number of small access adits at the south end of the Carmen workings. The A-7 adit (52m south of Vizcarra) and the A-9 adit (80m to the south) were the site of historic workings where sandstone-hosted, disseminated silver chloride mineralization was mined from the Manto Cloruro.  Chip samples collected by CMGMB from the fractured sandstones in the A-7 and A-9 adits during the First Quarter of 1999, returned the following assays:

Adit	Sample No.	Length (metres)	Silver (gpt)
A-9	50054	0.6	705.6
A-9	50055	1.85	136.7
A-9	50056	1.3	499.9
A-9	50057	0.9	243.3
A-7	50058	2.1	223.1
A-7	50059	0.7	246
A-7	50060	2.02	145.7
A-7	50061	1	590.6
South of A-7	50062	1	256.7

In May 1999, CMGMB focused its exploration efforts on the Carmen area in light of the silver mineralization discovered in new crosscuts and old stopes within the Manto Cloruro, in the Carmen South area.  The Manto, known by its historic name as the Manto Cloruro was exposed within an area of 130m horizontally by 70m vertically and was found to have a true thickness ranging from 0.8m to 3.0m and a dip of 60 degrees to the west.  During detailed surface geological mapping the manto was identified a further 70m south of the southern most limits of the underground workings.

A new adit, designated the A-10 adit, was collared to intersect the manto mineralization approximately 70m vertically beneath the lowermost historic workings.  Approximately 140m from the portal the adit intersected high-grade silver mineralization.  This mineralization represents the down-dip extension of the historic mineralization and returned 3,411.8g/t silver over a true width of 3.0m.  The sample included three separate zones of mineralization with weakly mineralized rock between each zone and extended approximately 10cm beyond the mineralization.  The upper zone of mineralization is the most highly mineralized and includes continuous channel sample grades up to 15,447.5g/t silver over a true thickness of 0.69m.

South of the A-10 adit, along the southern extension of the manto, small, historic workings and surface geochemical values in the range of 600g/t silver indicate the mineralization is open to the south.  The platform for a second adit, the A-11, located approximately 75m south, and 50m below the elevation of the A-10 adit was established.  This adit was destroyed a landslide and is no longer available.  Additionally, anomalous silver and base metals values have been obtained from outcrops in a small gorge on strike of the mineralized Manto Cloruro and approximately 150m south of the A-10 portal.

A total of 65 underground diamond drill holes have been completed on the Property, the majority of the holes were short, up to 10m long.  The holes were drilled with a light air powered drill to help define the margins of mineralization mapped in the stopes and on the sub levels.  All but ten of these holes were analyzed in CMGMB’s laboratory on the Property.  This analytical work was qualitative in nature and was for internal use only.  A total of 10 underground diamond drill holes were completed and assayed at the independent laboratory of Bondar Clegg in Oruro, Bolivia.  The manto has been identified in all but one of the ten drill holes, suggesting continuity of the mineralized horizon.  The grade of the manto intersected in the drill holes varies from a few hundred grams to 0.95 kilograms per tonne over widths of from 0.8 to 2.1m.

The following table presents the results of significant assays returned from channel samples taken by CMGMB of the mineralized manto exposed underground and intersected in diamond drilling within the 200 by 50m block described above.  If more than one sample comprised the intercept, the samples were averaged and the width reduced to the observable true width of the manto.  In the case of the drill holes intersections one-meter assays have been averaged and the whole reduced to a true width based on the known dip and strike of the manto.

Intersection No.	Manto Intersection Type	Easting	Northing	Elevation (meters)	Silver (gpt)	True Width (meters)

1	combined channel samples	778,123.9	8,020,133.7	3,294.1	1,302.0	1.4
2	combined channel samples	778,123.1	8,020,139.4	3,293.9	593.7	1.0
3	combined channel samples	778,122.7	8,020,141.3	3,294.3	807.3	1.0
4	combined channel samples	778,121.5	8,020,143.3	3,293.3	614.5	1.2
5	combined channel samples	778,121.8	8,020,145.2	3,294.3	336.5	1.0
6	combined channel samples	778,122.0	8,020,147.3	3,293.8	645.8	1.0
7	combined channel samples	778,122.0	8,020,135.0	3,287.3	2,367.9	2.0

8	combined channel samples	778,123.9	8,020,125.4	3,287.5	668.0	1.8
9	combined channel samples	778,121.1	8,020,131.1	3,286.9	3,556.4	1.2
10	combined channel samples	778,121.1	8,020,133.0	3,287.3	1,372.4	1.0
11	combined channel samples	778,115.8	8,020,165.4	3,286.7	52.2	1.6
12	combined channel samples	778,115.7	8,020,163.8	3,286.9	3.8	1.5
13	combined channel samples	778,115.2	8,020,162.0	3,287.0	262.9	1.3
14	combined channel samples	778,117.0	8,020,160.0	3,287.5	557.4	1.8
15	combined channel samples	778,118.0	8,020,156.0	3,287.5	918.1	1.6
16	combined channel samples	778,117.0	8,020,154.0	3,287.5	470.6	1.6
17	combined channel samples	778,129.1	8,020,094.0	3,279.8	1,158.1	1.0
18	combined channel samples	778,129.5	8,020,096.5	3,279.5	439.4	0.8
19	combined channel samples	778,127.8	8,020,099.1	3,280.4	671.7	1.2
20	combined channel samples	778,120.2	8,020,119.1	3,279.3	516.6	1.5
21	combined channel samples	778,120.5	8,020,121.3	3,279.4	565.1	0.8
22	combined channel samples	778,120.1	8,020,123.1	3,280.1	2,134.4	1.6
23	combined channel samples	778,119.4	8,020,125.0	3,280.0	629.7	1.8
24	combined channel samples	778,118.2	8,020,126.8	3,279.4	1,823.1	1.0
25	combined channel samples	778,118.0	8,020,130.9	3,280.5	630.8	1.0
26	combined channel samples	778,117.2	8,020,132.9	3,280.2	2,103.9	2.0
27	combined channel samples	778,117.2	8,020,138.8	3,279.3	1,631.0	1.6
28	combined channel samples	778,116.7	8,020,144.3	3,279.5	589.4	0.7
29	combined channel samples	778,115.4	8,020,154.2	3,279.7	448.6	0.4
30	combined channel samples	778,110.7	8,020,164.2	3,279.6	422.6	0.7
31	combined channel samples	778,117.2	8,020,136.0	3,279.3	3,645.2	1.8
32	Diamond Drill Hole	778,149.0	8,020,033.8	3,259.7	420.6	0.8
33	Diamond Drill Hole	778,118.2	8,020,167.1	3,296.5	146.4	0.7
34	Diamond Drill Hole	778,097.9	8,020,134.7	3,256.9	608.8	1.2
35	Diamond Drill Hole	778,132.8	8,020,102.7	3,293.2	777.1	1.0
36	Diamond Drill Hole	778,123.7	8,020,112.6	3,287.3	463.4	1.4
37	Diamond Drill Hole	778,128.7	8,020,108.1	3,285.4	895.7	1.8
38	Diamond Drill Hole	778,125.9	8,020,151.8	3,298.1	393.3	0.8
39	Diamond Drill Hole	778,127.4	8,020,138.3	3,298.5	955.9	2.1
40	Diamond Drill Hole	778,139.6	8,020,139.8	3,310.5	345.5	0.7
41	combined channel samples	778,109.4	8,020,171.0	3,278.6	644.7	2.6
42	combined channel samples	778,113.2	8,020,134.8	3,278.6	4,283.5	2.9
43	combined channel samples	778,113.2	8,020,132.8	3,278.6	3,270.9	2.9
44	combined channel samples	778,142.8	8,020,194.3	3,342.8	1,532.2	3.1
45	combined channel samples	778,140.8	8,020,193.3	3,338.8	784.6	1.3
46	combined channel samples	778,125.3	8,020,098.2	3,278.6	540.0	1.9
47	combined channel samples	778,152.5	8,020,080.4	3,317.2	335.4	1.5
48	combined channel samples	778,151.5	8,020,075.4	3,318.2	1,381.9	1.2
49	combined channel samples	778,150.5	8,020,070.4	3,319.2	225.7	1.3

2004 Activities

Since acquiring the project on December, 23, 2003 the Company has conducted a program oriented at verifying results obtained by CMGMB, compiling all existing data and identifying new drill targets. It has also updated all permits required to conduct its exploration activities.

The Company has also leased a small portion of its Los Amigos concession within the Carmen zone to Minera Vicuña S.A., a local mining company. Minera Vicuña is restricted to an 80 meter section of the ore body. It is currently producing approximately 200 tonnes of material per month. Minera Vicuña pays the Company an eight percent net smelter return royalty.

On May 17, 2004 the Company announced the starting of a drilling campaign to test downdip extensions of mineralization in both the Carmen and Condor Inquiña (Drillholes CI-01 to CI-05) areas.  A total of 935 meters in five drill holes were completed at Carmen and 823 in five drill holes were completed at Condor Iquiña.  Drill results indicated the continuation of mineralized zones in the drill holes.  Silver grades encountered in the drill holes were generally considered un or sub economic.

2005 Activities

The Issuer has designed a two-phased exploration program for 2005.  The first phase will include the expansion of prospecting activities along the entire 22 kilometer outcrop of mineral-bearing sandstones.  This will involve a combination of satellite image interpretation, geochemical sampling and geologic mapping.  A second phase will further test the down-dip extension of mineralization at Carmen and Condor Inquiña by a series of underground tunnels.  Aproximately 900 meters of underground development is proposed.  The Issuer is actively seeking a joint-venture partner to help it fund these activities.

In March of 2005 Minera Vicuña has terminated its mining activities at Atocha and withdrew its personnel.

3. The Flor de Loto Property

The Flor de Loto Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On December 15, 2003, the Issuer entered into an option-to-purchase agreement with Sociedad Minera Flor de Loto (SMFL), the owner of the Flor de Loto project. By the terms of this agreement, the Issuer must make the following payments to SMFL:

Due Date	Cash Payment (U.S. Dollars)	Status

December 15, 2003	$5,000	Paid
December 15, 2004	$10,000	Paid
December 15, 2005	$15,000
December 15, 2006	$25,000
December 15, 2007	$30,000
December 15, 2008	$500,000
	$585,000

The Company must also pay a 2.7 percent Net Smelter Return royalty on all production from the Property

Location

The Flor de Loto project consists of 4200 hectares of mineral concession located in Lima Department, Peru, which is approximately 150 miles northeast of the City of Lima.

Accessibility, Climate, Infrastructure and Topography

The property is located at an altitude of 3700 meters in mountainous topography. Access is generally good over paved and dirt roads. Infrastructure is limited although lodging is available at a small town nearby.

History

Prior work at Flor de Loto has been limited to a series of prospect pits and trenches developed by SMFL. SMFL had conducted a small rock-chip sampling program which indicated anomalous high assay values of silver, copper and lead.

SMFL approached the Company’s consultants to determine its interest in the property. The Company’s consultants conducted a review of all existing information and a four-day field trip to the property. Reconnaissance rock-chip sampling confirmed the presence of anomalously high quantities of silver, copper and lead.

The Company considers the property to be a “grass-roots” or early stage prospect.

2004 Activities

During 2004 the Company conducted detailed mapping and geochemical sampling of a portion of its concessions.  As a result the Company discovered an area approximately 450 by 80 meters characterized by elevated values of silver and other trace elements and rock alteration characteristic of mineralizing systems.  A total of 163 rock samples were collected which all but five had detectable silver.  The highest values were 54 and 62 grams of silver per tonne.  The Company also collected an additional 50 samples along an east-west fault zone adjacent to the area described above.  Samples consisted of mineralized fractures, narrow veins and dikes.  Silver and gold were detected.

Flor de Loto is an epithermal, bulk-tonnage silver prospect.  The 450 x 80 meter altered area and the east-west fault zone are hosted by Cenozoic-age volcanic rocks.  They are typically volcanic ash, agglomerates and other related rock types.  They are typically porous and are known to host bulk-tonnage deposits in other locations.

2005 Activities

The Company expanded the rock-chip sampling conducted in 2004.  It has also conducted new reconnaissance sampling in surrounding areas.  As a result it acquired a new concession totaling 2800 hectares.  It continues to evaluate these surrounding areas and, if appropriate, will acquire new concessions.

4. The Estrella Property

During May of 2005 the Issuer abandoned its interest in the property and returned it to the underlying property owner. It has no on-going obligations or interest in the property.

The Estrella Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On May 5, 2004 the Issuer entered into an option-to-purchase agreement with JVL Exploration Ltd., the owner of the Estrella Property. By the terms of this agreement, the Issuer must make the following payments to JVL Exploration:

Due Date	Cash Payment (U.S. Dollars)	Status

May 5, 2004	$7,000	Paid
May 5, 2005	$10,000	Property returned to underlying property owner
May 5, 2006	$15,000
May 5, 2007	$25,000
May 5, 2008	$40,000
May 5, 2009	$500,000

The Company must also pay JVL Exploration a 1.7 percent Net Smelter Return royalty.

Location, Accessibility, Climate, Infrastructure and Topography

The project consists of 400 hectares and is located 465 kilometers southeast of Lima. It is accessible by good roads. Elevations range from 4000 to 4500 meters. The topography is undulating with rolling hills. There are no nearby towns and camp facilities are required.

History

Prior work at Estrella has been limited to a series of prospect pits and trenches developed by JVL. JVL had conducted a small rock-chip sampling program which indicated anomalous high assay values of silver and copper.

JVL approached the Company’s consultants to determine its interest in the property. The Company’s consultants conducted a review of all existing information and a four-day field trip to the property. Reconnaissance rock-chip sampling confirmed the presence of anomalously high quantities of silver and copper.

The Company considers the property to be a “grass-roots” or early-stage prospect.

2004 Activities

During 2004 the Company conducted only reconnaissance sampling on the property.  As a result it acquired an additional 1000 hectares of new concessions.

2005 Activities

In early 2005 the Company conducted an initial field project consisting of geologic mapping and systematic sampling.  Mineralization at Estrella is hosted by sandstones.  It has many of the characteristics of a “Red-bed” copper deposit with copper/silver mineralization typically being contained within specific sandstone beds that can be traced for long distances along strike.  At Estrella these mineralized beds have been traced intermittently for up to four kilometers.

After a review of results the property was abandoned.

5.

Peru Prospecting Joint Venture

In March 2005 the Company announced the formation of a joint-venture with Silver Standard Resources Inc. to prospect for new bulk-tonnage silver deposits in Peru.  Under the terms of the agreement Silver Standard and the Company will contribute US$300,000 and US$200,000 respectively during the first two years of the venture.  These funds will be used for the identification and acquisition of new prospects.  This phase will be managed by the Company which will be entitled to collect a management fee equal to 10 percent of expenditures.  Upon the acquisition of any new prospects each company will have an equal 50/50 interest. Silver Standard will have the right to increase its ownership to 55 percent by spending the next US$500,000.  The next US$1,500,000 will be spent by the partners according to their ownership interests.  Subsequently, Silver Standard has the right to earn up to an 80 percent interest by providing all funding to place the property into production.

The Company has identified a number of prospects and is in the process of acquiring new mineral claims.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2004, and 12/31/2003 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2004, the Issuer raised $1,821,200 through the sale of shares.

The Issuer continued to work on its mineral properties in Mexico and Boliva as described earlier in this document in 4.D. Property, Plant and Equipment. The Issuer also entered into an agreement to purchase property in Peru.

Results of Operations

Three Months Ended 3/31/2005 vs. Three Months Ended 3/31/2004

The Issuer had a net loss of ($150,602) for the fiscal quarter ended 3/31/2005 as compared to a net loss of ($133,823) for the fiscal quarter ended 3/31/2004.

During the three-month-period ended March 31, 2005, the Company earned royalty revenue of $4,796 (2004 - $9,222) from a part of its Atocha property, which was leased to a local contractor.    The Company incurred operating expenses of $155,398 (2004 - $143,045).  Accounting and legal costs were lower for the current quarter than for the prior comparable period because in 2004, the Company incurred some legal expenses in Mexico and Bolivia related to property acquisitions and there were no corresponding expenditures in 2005.

Office and sundry expenditures increased for current quarter compared to 2004 as the result of taking on a higher level of activity.  During the current quarter, the Company recorded stock-based compensation of $26,015 (2004 - $Nil) using the Black-Scholes option pricing model, as a result of the accrual of compensation expense relating to previously-granted stock options.

The Company spent more on property examination costs in the current period compared to 2004 mainly due to increased regional exploration in Mexico.  The Company’s property examination expenditures for the three-month-period ended March 31, 2005 are as follows:

Property Examination Costs	Three-Month- Period ended	Three-Month- Period ended
	March 31, 2005	March 31, 2004

Assay	$2,762	$96
Geologist & field costs	$19,998	$18,967
Office & Travel	$ -	$3,233
Mapping and surveying	$6,729	-
Legal	$1,112	-
Total	$30,601	$22,296

Fiscal 2004 Ended 12/31/2004 vs. Fiscal 2003 Ended 12/31/2003

The Issuer had a net loss of ($910,082) for the fiscal year ended 12/31/2004 as compared to a net loss of ($836,842) for the fiscal year ended 12/31/2003. This represented an increase of 9% and was due to a significantly higher level of business activity that began during Fiscal 2003.

From Fiscal 2000 until Fiscal 2003, the Issuer was inactive. On September 30, 2002, a new President was appointed and about one year later (May 14, 2003) the name of the Issuer was changed to Esperanza Silver Corporation. At this time, the Issuer received subscriptions for a private placement of 2.1 million (as described earlier in this document) units and executed a formal agreement to acquire the Esperanza property in Mexico. Later in the year the Issuer acquired all of the outstanding shares of Compania Minera General Minerals (Bolivia) S.A., a wholly owned subsidiary of General Minerals Corporation, an unrelated public company. By acquiring this company, the Issuer obtained a 100% interest in the Atocha Property, located in Bolivia. On December 15, 2003, the Issuer singed an option-to-purchase agreement for the Flor de Loto project located in Peru.

This level of business activity necessitated higher expenses in all categories of operations. The most significant increases occurred in the categories of:

a.

Accounting and legal: up $45,908

b.

Consulting fees: down $4,328

c.

Investor relations: up $64,396

d.

Office and sundry: up $7,801

e.

Property examination costs: down $160,137

f.

Stock based compensation: up $54,320

g.

Transfer agent and regulatory fees: down $14,962; and,

h.

Foreign exchange loss: up $54,309

Accounting and legal fees increased due to higher accounting and audit fees as a result of operating the Bolivian subsidiary for a full year and higher legal costs in order to resolve issues related to property acquisitions.

Consulting fees paid to the President decreased because the funds were denominated in US dollars and the US dollar declined against the Canadian dollar in 2004.

Investor relations costs were higher in order to keep investors informed about current activities by the Company’s presence at investor conferences and by costs incurred for coverage in investment letters.

Office and sundry costs increased due to having a higher level of activity for a full year.

Property examination costs were lower in 2004 compared to 2003 because the Company was mainly focused on regional exploration in 2003, which is expensed as opposed to 2004 when the Company worked on specific properties and capitalized these costs.

During 2004, the Company recorded higher stock-based compensation.  This was the result of granting 480,000 stock options at an exercise price of $0.53 per share and $0.58 per share and as a result of the vesting of 180,000 previously granted stock options.

The Company incurred lower expenditures for transfer agent and filing fees the year ended December 31, 2004 than in the prior year because in 2003 the Company was re-establishing its listing on the TSX Venture Exchange and had two private placements compared to one in 2004.

The foreign exchange loss increased by $54,039 in 2004 due to the significant decline in the value of the US dollar compared to the Canadian dollar during 2004.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During Fiscal 2002 Esperanza had no operations. Its only source of revenue was interest income earned from funds on deposit that were derived from an earlier financing as described Item 4.A above. Esperanza’s expenditures during Fiscal 2002 were costs to maintain a public company in good standing and to evaluate potential business assets or properties. During Fiscal 2002, the Issuer did examine mineral properties in Mexico, but none were purchased. Esperanza spent $80,249 in these efforts. Public company costs incurred were audit and legal fees, transfer agent fees, exchange listing fees, regulatory filing fees, and the costs of printing and mailing quarterly reports and annual general meeting materials to shareholders. No salaries or fees were paid to any officers or directors and no third party fees were paid for third party investor relations. The Issuer did pay $3,500 per month to Quest Management Corp., a company related by virtue of a director in common. (Robert Quartermain). This monthly fee covers accounting and bookkeeping services, preparation and filing of quarterly financial statements, services relating to regulatory matters, management fees, storage of corporate records, telephone answering service, and miscellaneous clerical and office services.

Interest income was $16,119 for Fiscal 2001 as compared to $3,969 for Fiscal 2002. The higher interest income for the earlier fiscal year was due to a higher cash position resulting from the warrant exercise, which occurred in January of 2001.

Esperanza incurred a loss of ($211,749) or ($0.01) per share for the fiscal year ended December 31, 2002 as compared to a loss of ($70,248) or ($0.00) per share for the fiscal year ended December 31, 2001.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

As was the case during Fiscal 2002, the Issuer had no operations during Fiscal 2001 or Fiscal 2000. The only source of revenue during Fiscal 2001 was the interest earned on the funds received from the exercise of warrants which occurred during January 2001. ($615,000 received from the exercise of the warrants resulting in interest income in the amount of $16,119.) The only source of revenue during Fiscal 2000 was the interest earned on the funds received from the private placement which occurred during Fiscal 1999 as described earlier Item 4.A. ($758,500 received from the private placement resulting in interest income in the amount of $8,972.)

Esperanza incurred a loss of ($70,248) or ($0.005) per share for the fiscal year ended December 31, 2001 as compared to a loss of ($101,684) or ($0.01) for the fiscal year ended December 31, 2000. The difference was attributable to higher interest income earned during Fiscal 2001. Also, costs were higher during Fiscal 2000 due to the reorganization of the Issuer.

Liquidity and Capital Resources

Fiscal Quarter Ended 3/31/2005

As of March 31, 2005, the Issuer had working capital in the amount of $978,240. Exploration and administrative expenditures were partially funded by cash generated by the exercise of share purchase warrants in the amount of $4,000.

Cash used for Operating Activities during the quarter was ($130,168) including the loss for the period of ($150,602). Changes in non-cash balances relating to operations were increases in the asset categories of “GST and other receivables” and “prepaid expenses”.  The term “GST” refers to a “goods and services tax” levied in the province of British Columbia. This tax is rebated to non-residents of British Columbia. The higher level of business activity of William Pincus, President of the Issuer, resulted in a higher level of GST tax rebate resulting from GST taxes paid by Mr. Pincus. The royalty revenue obtained from that portion of the Atocha Property that was leased to a local contractor caused the increase, resulting from “other receivables”. The category of “prepaid expenses” increased primarily because of two expenses. The Issuer prepays prepays exhibitor fees at the various trade shows that it attends throughout the year and in the quarter paid for coverage in an investment letter. The liability category of “accounts payable and accrued liabilities” decreased because of the Issuer’s stronger cash position as compared to the prior period.

The cash provided from Financing Activities in the amount of $4,000 was the result an exercise of share purchase warrants from an earlier private placement as described earlier in “Financings”.

Cash used for Investing Activities consisted of office equipment purchased for the Peruvian subsidiary in the amount of $751 and mineral property costs in the amount of $310,722.

Fiscal 2004 Ended 12/31/2004

As at December 31, 2004, the Issuer had working capital of $1,409,858 as compared to working capital of $1,068,475 at December 31, 2003. The increase in working capital was due to the completion of a private placement on December 1, 2004 and the exercise of share purchase warrants, which occurred during Fiscal 2004. Cash and cash equivalents of $1,450,716, receivables of $25,562 and prepaid expenses in the amount of $15,675 represented the current asset position at December 31, 2004.

During Fiscal 2004, the Issuer sold 3,750,000 common shares for proceeds of $1,500,000.

Cash used for Operating Activities during Fiscal 2004 was $695,437 including the net loss for the fiscal year of $910,082. The Company recorded stock based compensation of $211,905.  Significant changes in non-cash balances relating to operations were a decrease in prepaid expenses in the amount of ($5,158) and a decrease in accounts payable and accrued liabilities in the amount of $13,715.

Cash Used for Investing Activities during Fiscal 2004 totaled ($780,939) which consisted of expenditures on the Issuer’s mineral properties in the amount of ($770,872) and the purchase of office equipment in the amount of $10,057.

Cash Provided by Financing Activities during Fiscal 2004 was $1,819,280 and consisted of the cash received for the issuance of common shares as described earlier in this document.

Fiscal 2003 Ended 12/31/2003

As at December 31, 2003, the Issuer had working capital of $1,068,475. Of this amount, cash represented $1,107,812.

Cash Used for Operating Activities during Fiscal 2003 was ($648,014) including the net loss for the fiscal year of ($836,842). The Company recorded stock based compensation of $157,585.

There were no investing activities and no financing activities during Fiscal 2002.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended December 31, 2003, particularly Note 7 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

6/16/2005

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	51	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	52	December 14, 1999
Michael H. Halvorson (1)	Director	60	April 8, 2003
Steve Ristorcelli (2)(3)	Director	49	June 2, 2005
Joseph Ovsenek (1)(2)(3)	Director	47	June 2, 2005
David L. Miles	Chief Financial Officer	54	June 10, 2004
Kim Casswell	Corporate Secretary	48	April 2, 2004
William Bond	V. P. Exploration	53	August 1, 2003

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

______________________________________________________________________________

______________________________________________________________________________

William Pincus (President, CEO and Director)

Mr. Pincus has over 25 years of industry experience. He holds the designation of Certified Profession Geologist. Most recently he was the “Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the 155 million ounce (measured and indicated resource) Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive “Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively. Mr Pincus is a Certified Professional Geologist by the American Institute of Professional Geologists.

Brian Bayley (Director)

Mr. Bayley is President and Chief Executive Officer of Quest Capital Corp. a merchant bank that provides financial services to small and mid-cap companies operating primarily in North America. Quest Capital Corp.’s principal business is to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate and manufacturing. He is currently President and Director of Quest Management Corp. a management company that is wholly-owned by Quest Capital Corp., since December 1996. Quest Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

Michael Halvorson (Director)

Michael Halvorson is President of Halcorp Capital Ltd., a private investment company.  He has 35 years of experience in the financial markets.  In addition to his directorship with the Issuer, he is a director of several other publicly traded Canadian natural resource companies including Quest Capital Corp. Western Silver Corporation, Orezone Resources, Inc. and Gentry Resources Ltd.

Steve Ristorcelli (Director)

Mr. Ristorcelli has been the Principal Geologist with Mine Development Associates (Reno, Nevada) since 1990.  In total, Mr. Ristorcelli has 28 years experience in the mining industry, in both exploration and development, mainly in North America and Latin America.  Presently his primary area of interest is resource evaluation using methods that synthesize geology and statistics.  Mr. Ristorcelli is a registered geologist with the American Institute of Professional Geologists, the State of California and the State of Wyoming Board of Professional Geologists.

Joseph Ovsenek (Director)

Mr. Ovsenek is Senior Vice President of Silver Standard Resources Inc., a silver company that publicly trades on the Toronto Stock Exchange and NASDQ.  Mr. Ovsenek was a former partner in the law firm Bragagnolo & Ovsenek from September 2001 to January 2003, and a lawyer for the law firm Campney & Murphy from May 2000 to September 2001.

David Miles (Chief Financial Officer)

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Silver Corporation, all of which are listed on the TSX Venture Exchange.  Since that time, he has also become Chief Financial Officer for Standard Uranium Inc. and Prospector Consolidated Resources Inc., both of which are also listed on the TSX Venture Exchange.

William Bond (Vice President of Exploration)

Mr. Bond has been the Principal Geologic Consultant for the Issuer since October 2002 and was appointed a Vice President on August 1, 2003. He holds the designation of Professional Geologist. Mr. Bond has been involved with precious metals exploration and production for the past 26 years.  Previous positions held include Mines Operations Geologist for Homestake Mining Company, an unrelated public company; Chief Geologist for Asamera Minerals (U.S.) Inc., an unrelated public company; and, Chief Geologist for Sunshine Mining & Refining Company, Inc., an unrelated public company. Mr. Bond has been involved in the discovery and exploration of several major mineral deposits including the West Chance silver deposit at the Sunshine Mine and the Pirquitas deposit. Mr. Bond earned a B.A. in geology from Winona State University and an M.S. in geology from the South Dakota School of Mines and Technology.

Kim Casswell (Corporate Secretary)

Ms. Casswell has been the Corporate Secretary since April 2, 2004. She has held corporate secretary positions with public companies listed on both the TSX Venture Exchange and the Toronto Stock Exchange since 1990.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 12/31/2004 was $276,524, paid to William Pincus, the President, David Miles, the Chief Financial Officer, and Kim Casswell, Corporate Secretary of the Issuer.

Summary Compensation Table

Long-Term Compensation

Annual Compensations

					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2004 2003	$144,186 $148,841	Nil Nil	Nil Nil	100,000 400,000	Nil Nil	Nil Nil	Nil Nil

Michael Halvorson, Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	50,000 200,000	Nil Nil	Nil Nil	Nil Nil

Brian Bayley, Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	50,000 200,000	Nil Nil	Nil Nil	Nil Nil

Robert Quartermain, Director*	2004 2003	Nil Nil	Nil Nil	Nil Nil	50,000 200,000	Nil Nil	Nil Nil	Nil Nil

William Bond, V.P.	2004 2003	$97,143 Nil	Nil Nil	Nil Nil	50,000 50,000	Nil Nil	Nil Nil	Nil Nil

Kim Casswell, Corporate Secretary	2004 2003	$13,216 Nil	Nil Nil	Nil Nil	40,000 Nil	Nil Nil	Nil Nil	Nil Nil

David L. Miles	2004 2003	21,979 Nil	Nil Nil	Nil Nil	40,000 Nil	Nil Nil	Nil Nil	Nil Nil

*

Mr. Quartermain resigned from the board of directors on May 18, 2005.

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 12/31/2004

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	100,000	20.8%	$0.53	9/09/2004	9/09/2009	$0.53

Michael Halvorson	50,000	10.4%	$0.53	9/09/2004	9/09/2009	$0.53

Brian Bayley	50,000	10.4%	$0.53	9/09/2004	9/09/2009	$0.53

Robert Quartermain	50,000	10.4%	$0.53	9/09/2004	9/09/2009	$0.53

William Bond	50,000	10.4%	$0.53	9/09/2004	9/09/2009	$0.53

Kim Casswell	40,000	8.4%	$0.58	5/06/2004	5/06/2009	$0.58

David Miles	40,000	8.4%	$0.58	5/06/2004	5/06/2009	$0.58

Consultants	100,000	20.8%	$0.53	9/09/2004	9/09/2009	$0.53

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No Stock Options Were Exercised During Fiscal 2004 by Senior Management/Directors

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  2,505,000 stock options have been granted as of June 16, 2005 and none were exercised during Fiscal 2004 or Fiscal 2005 to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Joseph Ovsenek, Michael Halvorson and Brian Bayley. The Audit Committee met four times during Fiscal 2004.

The Issuer has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Issuer and then subsequently reviews this compensation. The current members of the Compensation Committee are: Joseph Ovsenek, Steven Ristorcelli and Brian Bayley.

The Issuer has a Corporate Governance Committee, which identifies individuals qualified to become Board Members and recommends candidates to fill Board vacancies and newly created Director positions.  The Committee also recommends whether incumbent Directors should be nominated for re-election to the Board upon expiration of their terms. The Committee will supervise and evaluate the Company’s securities compliance procedures and report to the Board on any necessary changes to such procedures and on the recommended adoption of any additional procedures.  The current members of the Corporate Governance Committee are:  Joseph Ovsenek, Steven Ristorcelli and Brian Bayley.

6.D.  Employees

As of 6/16/2005, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 6/16/2005, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,382,118	5.17%
Common	Michael Halvorson (2)	907,500	3.39%
Common	Brian Bayley (3)	325,000	1.21%
Common	Steve Ristorcell (4)	155,000	0.58%
Common	Joseph Ovsenek (5)	150,000	0.56%
Common	William Bond (6)	194,600	0.72%
Common	Kim Casswell (7)	90,000	0.33%
Common	David Miles (8)	90,000	0.33%
	Total Directors/Management 5% Holders	3,294,218	12.29%

(1)

Of these shares, 600,000 are represented by currently exercisable share purchase options and 68,206 are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 325,000 are represented by currently exercisable share purchase options and 247,500 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 325,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 125,000 are represented by currently exercisable share purchase options and 30,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 125,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 150,000 are represented by currently exercisable share purchase options and 8,200 are represented by currently exercisable share purchase warrants.;

(7)

Of these shares, 90,000 are represented by currently exercisable share purchase options; and,

(8)

Of these shares, 90,000 are represented by currently exercisable share purchase options;

# Based on 26,699,515 shares outstanding as of 6/16/2005

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on April 1, 2003. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) promote a proprietary interest in the Issuer among the officers, directors and employees of the Issuer and its affiliates, (b) retain and attract the qualified officers, directors and employees the Issuer requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Issuer.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 6/16/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 100,000 400,000	$0.40 $0.53 $0.25	6/14/2005 9/09/2004 8/18/2003	6/14/2010 9/09/2009 8/18/2008

Michael Halvorson	75,000 200,000 50,000	$0.40 $0.53 $0.25	6/14/2005 9/09/2004 8/18/2003	6/14/2010 9/09/2009 8/18/2008

Brian Bayley	75,000 200,000 50,000	$0.40 $0.53 $0.25	6/14/2005 9/09/2004 8/18/2003	6/14/2010 9/09/2009 8/18/2008

William Bond	50,000 50,000 50,000	$0.40 $0.53 $0.75	6/14/2005 9/09/2004 9/01/2003	6/14/201 9/09/2009 9/01/2008

Kim Casswell	50,000 40,000	$0.40 $0.58	6/14/2005 5/06/2004	6/14/2010 5/06/2009

David Miles	50,000 40,000	$0.40 $0.58	6/14/2005 5/06/2004	6/14/2010 5/06/2009

Consultants	275,000 100,000 100,000	$0.40 $0.53 $0.75	6/14/2005 9/09/2004 9/01/2003	6/14/2010 9/09/2009 9/01/2008

Total Officers/Directors      2,030,000

Total Employees/Consultants     475,000

Total Officers/Directors/Etc. 2,505,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 6/16/2005, the Issuer’s shareholders’ list showed 26,699,515 common shares outstanding and 3,834 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:  552 holders of record" resident in Canada, 3,272 “holders of record" resident in the USA, and 19 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 4,414 beneficial owners of its common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

On March 1, 2000, the Issuer entered into a Services Agreement with Quest Management Corp. (“Quest”), a private company related by virtue of a director in common. (Brian Bayley). Under this agreement, the Issuer paid Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  The Company revised its services agreement with Quest and, under the new agreement commencing April 2004, Quest will only provide office space on a monthly basis.  During the year ended December 31, 2004, $9,000 (2003 - $nil) was charged by Quest for rent and at December 31, 2004, the Company owed Quest $1,070 (2003 - $nil) for the unpaid portion of this amount. During fiscal 2004 the Company incurred $10,500 plus expense reimbursements (2003 - $42,000) for service provided by Quest and at December 31, 2004 the Company owed Quest $nil (2003 - $3,907) for the unpaid portion of these amounts.  During Fiscal 2004 the Company incurred $10,500 plus expense reimbursements (2003 - $42,000) for services provided by Quest and at December 31, 2004, the Issuer owed Quest $nil (2003 - $3,917) for the unpaid portion of these amounts. An additional fee of $6,000 was paid to Quest for assistance with administrative services related to private placement financings.

The Issuer also has a consulting agreement with its President, William Pincus, for U.S.$7,625 per month plus health insurance benefits. During Fiscal 2004 the Issuer paid $144,186 (2003 - $148,841) in consulting fees and health insurance benefits for its President and advanced him $10,675 for travel expenses. At December 31, 2004, the Issuer owed Mr. Pincus $15,653 (2003 – $9,855) for the unpaid portion of these amounts.

Indirect Payments to William Pincus, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2004 $10,679 was owed to Mr. William Pincus for consulting services. This amount is unsecured, non-interest bearing, and has no fixed terms of repayment

Other than as disclosed above, there have been no transactions since 12/31/2004, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2004/2003 Ended December 31st

Unaudited Financial Statements:

March 31, 2005

March 31, 2004

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "EPZ".  The Issuer applied for listing on the TSX Venture Exchange on began trading on the TSX Venture Exchange on August 18, 2003.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 05/31/05	0.40	0.37
Month Ended 04/31/05	0.47	0.42
Month Ended 03/31/05	0.61	0.51
Month Ended 02/28/05	0.57	0.51
Month Ended 01/31/05	0.50	0.46
Month Ended 12/31/04	0.54	0.44

Fiscal Year Ended 12/31/2004	0.73	0.69

Fiscal Quarter Ended 03/31/05	0.56	0.49
Fiscal Quarter Ended 12/31/04	0.50	0.42
Fiscal Quarter Ended 09/30/04	0.74	0.63
Fiscal Quarter Ended 06/30/04	0.77	0.68
Fiscal Quarter Ended 03/31/04	1.08	0.93

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of June 16, 2005 a total of 26,699,515 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s constating documents.

Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 6/16/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 6/16/2005, the Issuer was aware of 99 holders of its 8,464,925 share purchase warrants, 50 of whom were resident in Canada, 3 offshore and 46 in the United States.  These warrants were issued in conjunction with three private placements and one property acquisition for the purchase of a total of 9,277,925 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/01/2004	1,875,000	1,960,725	$0.55	$0.55	12/01/2006
12/23/2003	4,000,000	4,000,000	$1.05	$1.05	12/31/2005
11/24/2003	1,177,200	1,177,200	$1.25	$1.50	11/25/2005
08/18/2003	2,140,000	1,327,000	$0.40	$0.40	08/18/2005

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.  The New Act permits an unlimited authorized share capital whereas the Old Act required that the authorized capital be fixed at a number approved by shareholders.  At the Company’s recent Annual and Special General Meeting held on June 2, 2005, shareholders of the Company passed a special resolution allowing for the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and that the Company’s Notice of Articles be altered accordingly.  On June 6, 2005, a Notice of Alteration was filed with the British Columbia Registrar of Companies allowing for the increase of the Company’s authorized share capital to an unlimited number of common shares. As of June 6, 2005 there were 26,699,515 common shares issued and outstanding.

As of 12/31/2004, 12/31/2003, and 12/31/2002, there were 100,000,000 common shares without par value authorized.  At 12/31/2004, there were 26,649,515 common shares issued and outstanding.  As of 12/31/2003 and 12/31/2002 there were 22,100,065 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash other than the 4,000,000 shares, which were issued to General Mineral Corporation for the purchase of Atocha Property.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement	82,000,000	$758,00
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option Private Placement Private Placement Issued for acquisition	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,200,000
Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement	803,000 25,000 3,750,000	$321,200 $6,250 $1,500,000
Fiscal 2005 (YTD)	Issued for property option Exercise of Share Purchase Warrants	40,000 10,000	$10,000 $4,000

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Articles of the Company

New British Columbia Corporations Act

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.

Some Key Differences between the Old Act and the New Act

•

The New Act permits an unlimited authorized share capital.  The Old Act required that the authorized capital be fixed at a number approved by shareholders.

•

There are no residency requirements for directors under the New Act.  The Old Act required that at least one director be a resident of British Columbia and a majority resident in Canada.

•

Special Resolutions of shareholders can now be passed by a minimum of two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•

General meetings of shareholders can now be held outside of British Columbia if the location is approved by resolution of the directors.  Under the Old Act, the meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies to hold the meeting elsewhere.

•

The requirement to publish advance notice of election of directors has been removed under the New Act.

•

The New Act provides for Shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares can submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the company.

•

Under the New Act, dividends may be declared out of profits, capital or otherwise whereas under the Old Act they were only payable out of retained earnings.  As well the New Act does not automatically make directors liable to the company for the declaration of dividends while the company is insolvent whereas under the Old Act they were liable automatically.

•

The New Act does not require that a company’s offer to purchase or redemption of its own shares be made on a pro rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro rata.

•

The New Act permits a company to indemnify its directors without court approval whereas the Old Act required court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defence costs may also be advanced by a company in certain cases.

•

All filings with the Registrar of Companies under the New Act will be made electronically, compared with paper filings required under the Old Act.

•

Directors’ and shareholders’ meetings can be held by any form of communications medium permitted under the Articles, including Internet chat lines and telephones.  In addition, directors’ consent resolutions can be passed in the manner provided under the Articles, including email.

•

A company may provide financial assistance in connection with the purchase of its shares under the New Act, which was not permitted under the Old Act.

•

A company may in limited circumstances amalgamate with a foreign company under the New Act, without the requirement to first continue the second company into British Columbia.  Amalgamations not longer require court approval, although court approval can still be requested.

Companies Must Transition into the New Act

Every British Columbia company must ‘transition’ into the New Act within two years from the coming into force of the New Act.  Companies that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

In order to transition to the New Act, British Columbia companies must file a Transition Application with the Registrar of Companies.  The Transition Application also contains a “Notice of Articles” which on filing will replace the Memorandum (a document under the Old Act which set out a company’s name and authorized share structure).  Once transitioned, British Columbia companies will no longer have a Memorandum.  The Notice of Articles will set out, amongst other things, the authorized share structure of the company and the names and addresses of the directors.  The Board of Directors approved the filing of a Transition Application which was completed on June 6, 2005.

Under the New Act, a pre-existing British Columbia company is not required to change its corporate Articles, however, most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the New Act.  The Company received the approval of its shareholders to implement certain provisions that are now available under the New Act, at the annual and special general meeting of the Company held on June 2, 2005.

Objects and Purposes

The Articles of place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,

Part 17 of the Articles

17.1 A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and the extent provided in the Business Corporations Act.

17.2 A director who holds a disclosable interest in a contract into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 A director of senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to their office of director for a period and on the terms (as to remuneration or otherwise)that the directors may determine.

17.6 No director or intended director is disqualified by their office from contracting with the Company either with regard to the holding or any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and the director or officer is not accountable to the Company for any remuneration or other benefits received by them as director, officer or employee of, or from their interest in, such other person.

Powers and Duties of Directors

Remuneration of Directors

Part 16 of the Articles

16.1 The directors must, subject to the Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by the Articles, required to be exercised by the shareholders of the Company.

16.2 The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends)and for such period, and with such remuneration and subject to such conditions as the directors may think fit.  Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the director to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

Borrowing Powers of Directors,

Part 8 of the Articles

8.1. The directors, if authorized by the directors, may:

(1) borrow money in such manner and amount, on the security, from the sources and upon the terms and conditions as they consider appropriate;

(2) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other persons or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Remuneration of Directors

Part 13 of the Articles

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If they so decide, the remuneration, if any, of the directors will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer of employee of the Company as such, who is also a director.

13.6 The Company must reimburse each director for the reasonable expenses they may incur in and about the business of the Company.

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, they may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that they may be entitled to receive.

13.8 Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to their spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors

Part 13 of the Articles

13.4. A director is not required to hold a share in the capital of the Company as qualification for their office but must qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Dividend Rights

Part 22 of the Articles

22.2 The directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

Special Rights and Restrictions

Part 9 of the Articles

9.2 The Company may by ordinary resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only be special resolution; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only be ordinary resolution.

Rules pertaining to annual general and special general meetings of shareholders are described in Sections Ten of the Company’s Articles. These rules are summarized as follows:

10.1 The Company must, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, hold its first annual general meeting following incorporation, amalgamation or continuation within 18 months after the date on which it was incorporated or otherwise created and recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors; and

10.2 If all the shareholders entitled to vote at an annual general meeting consent by unanimous resolution under the Business Corporations Act to all of the business required to be transacted at that annual general meting, the meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 The directors may, whenever they think fit, call a meeting of shareholders to be held in British Columbia, Calgary, Alberta or Toronto, Ontario or at such other location as may be approved by the Registrar of Companies at such time and place as may be determined by the directors.

10.4 The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided by these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been give or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5 The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.  The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, it is 5:00 p.m. on the business day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months  If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first ate on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 The accidental omission to send notice of any meetings to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.  Any person entitled to notice of such meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the Company’ records office, or at such other reasonably accessible location in British Columbia as is specified in such notice; and

(b)

during statutory business hours o any one or more specified days before the day set for the holding of the meeting.

Proceedings at Meetings of Shareholders

Part 11 of the Articles

11.1 At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of the auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i)

any other business under which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3  Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders present in person or represented by proxy.

11.4  If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)

the quorum of one person who is, or who represents by proxy, that shareholder; and

(2)

that shareholder, present in person or by proxy, may constitute the meeting.

11.5

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

1.1

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the first of the following individuals to agree to act as chair: the president, if any.

11.10

If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board an the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, hat they will not be present at the meeting, on of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must chose on of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose of if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person at the meeting to chair the meeting.

11.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13

Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every questions in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered into the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15

No motion proposed at a meeting of shareholders need by seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitle to propose or second a motion.

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.18

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and their determination made in good faith is final and conclusive.

11.20

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll had been demanded.

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting.  At the end of such three month period, the Company may destroy such ballots and proxies.

Votes of Shareholders

Part 12 of the Articles

12.1

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by a show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Other Issues

Neither the Company’s articles nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.  Neither the Company’s articles nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

a.

Consulting Agreement between the Issuer and William J. Pincus dated July 25, 2003.(1)

b.

Consulting Agreement between the Issuer and Mr. Aristides Chavez dated December 1, 2003.(1)

c.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003.(1)

d.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003.(1)

e.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003.(1)

f.

Letter Agreement between the Issuer and Silver Standard Resources Inc. dated March 22, 2005.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2004/2003/2003 is included with the related financial statements in this Annual Report.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, it was concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 12/31/2004 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert at this time.

ITEM 16B. CODE OF ETHICS

At this time, the Company has not adopted a Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2004	$18,176	$2,000	N/A	N/A
December 31, 2003	$7,500	N/A	N/A	N/A

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.  These services involved a review that was undertaken by the auditors of the Company’s Form 20F.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning.

The audit committee has established policies and procedures that are intended to control the services provided by the Company’s external auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee.  The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved.  Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2004 and 12/31/2003

Consolidated Statements of Operations and Deficit for the years ended

   12/31/2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended 12/31/2004, 2003 and

   2002

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. New Articles of the Company and Notice of Alteration

2. Material Contracts:

1.

Letter agreement between the Issuer and Silver Standard Resources Inc. dated March 22, 2005

2.

Consulting Agreement between the Issuer and William J. Pincus dated July 25, 2003 (1)

3.

Consulting Agreement between the Issuer and Mr. Aristides Chavez dated December 1, 2003(1)

4.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003(1)

5.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003(1)

6.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003(1)

3. List of Foreign Patents – N/A
4. Calculation of earnings per share – N/A
5. Explanation of calculation of ratios – N/A
6. List of Subsidiaries – N/A
7. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

8.Other documents:

a.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the CEO.

b.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the CFO.

c.

Certification pursuant to the Sarbanes-Oxley Act 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: June 30, 2005	By:

/s/ William J. Pincus
WILLIAM J. PINCUS
Chief Executive Officer

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2004 and 2003 and 2002

D E  V I S S E R  G R AY

 CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 31, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 31, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 31, 2005

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

 2004

2003

ASSETS

Current assets:

Cash and cash equivalents

$    1,450,716

$

1,107,812

Receivables

25,562

35,638

Prepaid expenses

15,675

20,833

1,491,953

1,164,283

Equipment (Note 4)

8,836

-

Mineral properties (Notes 3 and 5)

6,985,726

6,208,594

$

8,486,515

$

7,372,877

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$          82,095

$       95,808                       .

Shareholders’ Equity:

Share capital (Note 6)

8,105,024

6,293,432

Contributed surplus (Note 6)

2,430,001

2,204,160

Deficit

(2,130,605)

(1,220,523)

8,404,420

7,277,069

$

8,486,515

$

7,372,877

Nature of operations (Note 1)

Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“William Pincus”

Director

#

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2004	2003	2002

Royalty revenue	$ 22,875)	$ -	$ -

Operating expenses:
Accounting and legal	107,450	61,542	6,975
Administrative services (Note 7)	62,619	48,000	42,000
Amortization	1,221	-	-
Bank charges and interest expense	5,134	2,432	855
Consulting fees (Note 7)	144,513	148,841	47,649
Foreign exchange	69,537	15,498	(156)
Investor relations	89,911	25,515	-
Office and sundry	23,165	15,364	542
Property examination costs	75,764	235,901	80,249
Rent	24,049	11,627	-
Shareholder communications	39,544	36,220	21,156
Stock-based compensation (Note 6(e))	211,905	157,585	-
Transfer agent and regulatory fees	55,311	70,273	16,448
Travel	27,518	13,567	-
Less: interest income	(4,684)	(5,523)	(3,969)

	(932,957)	(836,842)	(211,749)

Loss for the year	(910,082)	(836,842)	(211,749)

Deficit, beginning of year	(1,220,523)	(383,681)	(171,932)

Deficit, end of year	$(2,130,605)	$ (1,220,523)	$ (383,681)

Basic and diluted loss per share	$ (0.04)	$ (0.05)	$ (0.01)

Weighted average number of shares outstanding	22,885,917	15,621,718	14,557,865

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2004	2003	2002
Cash provided by (used in):

Operations:
Loss for the year	$ (910,082)	$ (836,842)	$ (211,749)
Items not affecting cash:
Amortization	1,221	-	-
Stock-based compensation	211,905	157,585	-
Changes in non-cash working capital items:
Receivables	10,076	69	(10,743)
Prepaid expenses	5,158	(20,833)	-
Accounts payable and accrued liabilities	(13,715)	52,007	9,487
	(695,437)	(648,014)	(213,005)

Investments:
Mineral property costs	(770,882)	(76,672)	-
Purchase of equipment	(10,057)	-	-
	(780,939)	(76,672)	-

Financings:
Shares issued for cash	1,821,200	1,470,000	-
Share issue costs	(1,920)	(6,384)	-
Cash acquired in business combination (Note 3)	-	138,767	-
	1,819,280	1,602,383	-

Cash consideration paid and other costs of business combination (Note 3)	-	(210,242)	-

Increase in cash and cash equivalents	342,904	667,455	(213,005)

Cash and cash equivalents, beginning of year	1,107,812	440,357	653,362

Cash and cash equivalents, end of year	$ 1,450,716	$ 1,107,812	$ 440,357

Supplementary information:

Shares and warrants issued on business combination	$ -	$ 6,046,575	$ -
Shares issued as cost of share issuance	68,580	65,620	-
Shares issued for mineral properties	6,250	6,250	-
Warrants issued for finders’ fees on private placement	13,936	-	-

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Significant accounting policies

(a)

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They include the accounts of the Company and its wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

(d)

Mineral properties

Exploration and development expenditures incurred prior to the purchase or prior to an option-to-purchase has occurred, are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2004, the Company does not have any asset retirement obligations.

#

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued)

(f)

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Stock-based compensation

The Company has a stock option plan which is described in note 5(c).

Effective January 1, 2003, the Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 6 (e)).

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(i)

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year, after giving retroactive effect to the share consolidation that took place in 2002.  Diluted earnings per share is calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

(j)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral properties and the variables used in the calculation of stock-based acquisition costs and compensation expense.  Actual results could differ from these estimates.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

3.

Business combination

Effective December 23, 2003, the Company acquired from General Minerals Corporation all of the outstanding common shares of its wholly-owned subsidiary, Compania Minera General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia, in consideration for the issuance of 4,000,000 common shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one common share for $1.05 until December 23, 2005.  The aggregate $2,046,575 in consideration represented by the warrants issued has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	97%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Weighted average fair value of warrants	$0.50

The Company also paid US$153,000 in cash consideration in connection with the acquisition.

This transaction was accounted for using the purchase method, with the Company being identified as the acquirer and with the cost of the acquisition allocated to the identifiable assets of GM Bolivia based on the aggregate fair value of the consideration paid, as follows:

Net assets acquired:

Cash and cash equivalents

$

138,767

Net non-cash working capital

(7,622)

Atocha mineral property, at carrying amount in the accounts

of GM Bolivia

*2,669,123

Excess fair value allocation

3,456,549

6,125,672

$

6,256,817

Consideration given for net assets acquired:

Common shares issued

$

4,000,000

Common share warrants issued

2,046,575

Cash consideration (US$153,000)

202,570

Transaction costs incurred on acquisition

7,672

$ 6,256,817

* based on a translation of the carrying amount of the Atocha Property in the accounts of  GM Bolivia,    denominated in the Bolivian currency translated into American dollars then into Canadian dollars, on the date of the business combination

#

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

4.

Equipment

		2004		2003	2002
		Accumulated	Net Book	Net Book	Net Book
	Cost	Depreciation	Value	Value	Value

Office equipment	$ 10,057	$ 1,221	$ 8,836	$ -	$ -

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total

Balance, December 31, 2002	$ -	$ -	$ -	$ -

Acquisition Costs and option payments	28,185	6,125,672	6,591	6,160,448

Exploration and Development:
Assays	2,336	-	-	2,336
Drilling	-	-	-	-
Field costs	517	-	-	517
Geological studies	30,853	-	-	30,853
Mapping and surveying	8,540	-	-	8,540
Travel food and accommodation	4,205	-	-	4,205
Property tax	1,695	-	-	1,695

Balance, December 31, 2003	$76,331	$6,125,672	$ 6,591	$6,208,594

Acquisition Costs and option payments	26,760	135,053	19,678	181,491

Exploration and Development:
Assays	4,650	19,654	165	24,469
Drilling	-	179,441	-	179,441
Field costs	8,960	12,523	362	21,845
Geological studies	116,794	112,511	9,685	238,990
Mapping and surveying	10,799	43,593	534	54,926
Travel food and accommodation	43,968	13,909	-	57,877
Property tax	18,093	-	-	18,093
Balance, December 31, 2004	$306,355	$6,642,356	$37,015	$6,985,726

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

5.

Mineral Properties (continued)

(a)

Esperanza Property

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option is US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares is as follows:

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid / issued
On May 7, 2004	US $15,000	25,000	Paid / issued
On May 7, 2005	US $25,000	40,000	-
On May 7, 2006	US $25,000	40,000	-
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

The Company is also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement.

(b)  Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination described in Note 3.  The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

5.

Mineral Properties (continued)

(c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date	Cash Payment	Status
On signing	US $ 5,000	paid
December 15, 2004	US $ 10,000	paid
December 15, 2005	US $ 15,000
December 15, 2006	US $ 25,000
December 15, 2007	US $ 30,000
December 15, 2008	US $500,000
US $585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

d)

Estrella

On May 5, 2004, the Company acquired the Estrella project located in Peru.  It consists of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company has acquired through staking, an additional 1,200 hectares of mineral concession which surrounds and is contiguous to the new concessions.  The Company acquired the core concession under an option to purchase agreement with a local prospector.  Under the terms of the agreement Esperanza must make the following payments to maintain its option:

Due Date

Cash Payment

Status

On signing of agreement

US

$7,000

paid

On May 5, 2005

US

$10,000

On May 5, 2006

US

$15,000

On May 5, 2007

US

$25,000

On May 5, 2008

US

$40,000

On May 5, 2009 (final purchase)

US

$500,000

US

$597,000

The Company will also pay a 1.7% NSR on all production.  There are no minimum work commitments.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

6.

Share Capital

 (a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Number of shares

Stated Value

Balance, December 31, 2002 and 2001

14,557,865

$     823,566

Shares issued for property option (Note 4(a))

25,000

6,250

Shares issued on private placement

2,140,000

535,000

Shares issued on second private placement

1,100,000

935,000

Shares issued as agent’s fees on second placement

77,200

65,620

Shares issued on acquisition of Atocha Property (Note 3)

4,000,000

4,000,000

Less: share issuance costs

(72,004)

Balance, December 31, 2003

21,900,065

6,293,432

Shares issued for property option (Note 4(a))

25,000

6,250

Shares issued for exercise of warrants

803,000

321,200

Shares issued on private placement

3,750,000

1,500,000

Shares issued as finders’ fees on private placement

171,450

68,580

Less: share issuance costs

-

(70,502)

Warrants issues as finders’ fees on private placement

-

(13,936)

Balance, December 31, 2004

26,649,515

$

8,105,024

On December 1, 2004, the Company closed a private placement of 3,750,000 units at a price of $0.40 each for gross proceeds of $1,500,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.55 until December 1, 2006.

On November 22, 2003, the Company closed a private placement of 1,100,000 units at a price of $0.85 each for gross proceeds of $935,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $1.25 until November 22, 2004 and $1.50 until November 22, 2005.

On August 18, 2003, the Company closed a private placement of 2,140,000 units at a price of $0.25 each for gross proceeds of $535,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional share at a price of $0.40 until August 18, 2005.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

6.

Share Capital (cont.)

(c)

Options (cont.)

The Plan has been approved by the Exchange and the shareholders of the Company at its annual and extraordinary general meeting of shareholders held on May 14, 2003.

As at December 31, 2004, stock options are outstanding enabling the holders to acquire up to 1,630,000 common shares at an average exercise price of $0.38 per share, as follows:

	Number Outstanding	Exercise price	Number vested	Expiry date
Balance, December 31, 2002 and 2001	-
Options granted August 18, 2003	1,000,000	$0.25	860,000	08/18/08
Options granted September 1, 2003	150,000	0.75	100,002	09/01/08
Balance, December 31, 2003	1,150,000		960,002
Options granted May 6, 2004	80,000	0.58	-	05/06/09
Options granted September 9, 2004	400,000	0.53	400,000	09/09/09
Balance, December 31, 2004	1,630,000		1,360,002

140,000 options with an exercise price of $0.25 will vest on August 18, 2005.

49,998 options with an exercise price of $0.75 will vest on September 1, 2005.

40,000 options with an exercise price of $0.58 will vest on May 6, 2005.

40,000 options with an exercise price of $0.75 will vest on May 6, 2006.

(d)

Warrants

	Number outstanding	Exercise price	Expiry date
		$
Warrants	1,337,000	0.40 (i)ii	08/18/05
	1,100,000	1.50 (ii)i	11/22/05
	77,200	1.50	11/22/05
	4,000,000	1.05 (iii)i	12/23/05
	1,875,000	0.55	12/01/06
	85,725	0.55 (iv)	12/01/06
	8,474,925

i)

Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005, but if the closing price for 20 consecutive trading days after December 19, 2003 exceeds $0.70 per share then the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate.

(ii)

Each warrant entitles the holder to purchase one common share at a price of $1.50 until November 22, 2005 but if the closing price for more than 20 consecutive trading days is greater than $2.00 per share until November 22, 2005, the warrants must be exercised by the holder within 15 days of written notice thereof from the Company or they will terminate.

(iii)

Refer to note 3.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

6.

Share Capital (cont.)

(d)

Warrants (cont.)

(iv)

The aggregate value of $13,936 represented by the warrants issued as finders’ fees has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Fair value of warrants	$0.16

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2004, the Company granted 480,000 stock options with exercise prices of $0.58 and $0.53 per share and expiry dates of May 6, 2009 and September 9, 2009.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

92%

Risk-free interest rate

3.9%

Expected life of options

5 years

Weighted average fair value of options

$

0.32

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $211,905 in 2004 which has been credited to contributed surplus.

During the year ended December 31, 2003, the Company granted 1,150,000 options with exercise prices of $0.25 and $0.75 per share and expiry dates of August 18, 2008 and September 1, 2008.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

91%

Risk-free interest rate

3.5%

Expected life of options

5 years

Weighted average fair value of options

$

0.20

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $157,585 in 2003 which, together with the $2,046,575 associated with the fair value of the warrants issued (Note 3), has been credited to contributed surplus.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

7.

Related party transactions

On March 1, 2000, the Company entered into a Services Agreement with Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common.  Under this agreement, the Company paid Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year, the Company incurred $10,500 plus expense reimbursements (2003 - $42,000; 2002 - $42,542) for services provided by Quest and at December 31, 2004, the Company owed Quest $Nil (2003 - $3,907; 2002 - $3,831) for the unpaid portion of these amounts which is included in accounts payable and accrued liabilities.  An additional fee of $Nil (2003 - $6,000; 2002 - $Nil)) was paid to Quest for assistance with administrative services related to private placement financings.

The Company revised its services agreement with Quest Management Corp. and, under the new agreement, commencing April 1, 2004, Quest will only provide office space on a monthly rental basis.  During the year ended December 31, 2004, $9,000 (2003 - $Nil; 2002 - $Nil) was charged for rent by Quest and at December 31, 2004, the Company owed Quest $1,070 (2003 - $Nil; 2002 - $Nil) for the unpaid portion of this amount.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities.  During the current year, the Company paid $144,185 (2003 - $148,841; 2002 - $47,649) for consulting fees and health insurance benefits and $15,049 (2003 - $11,627; 2002 - $Nil)) for office facilities for its President and advanced him $10,675 (2003 - $5,588; 2002 - $Nil)) for travel expenses.  At December 31, 2004, the Company owed him $15,653 (2003 - $9,855; 2002 - $Nil) for the unpaid portion of these amounts.

8.    Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2004	2003

Loss for the year	$ (910,082)	$ (836,842)

Expected income tax recovery	$ (324,000)	$ (297,900)
Effect of foreign tax rate differences	15,200	13,500
Non-deductible expenses	75,400	56,100
Unrecognized benefit of non-capital losses	233,400	228,300

Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities at December 31, 2004 are as follows:

Future income tax assets:
Non-capital loss carryforwards	$ 726,600	$ 657,700
Resource expenses	30,300	30,300
Share issuance costs	67,400	67,400

Future income tax assets	824,300	755,400
Valuation allowance	(824,300)	(755,400)

Net future income tax assets	$ -	$ -

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

8.

Income taxes (continued)

As at December 31, 2004, the Company has available for deduction against future taxable income non-capital losses of approximately $2,040,000.  These losses, if not utilized, will expire through to 2011.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

9.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral   properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Bolivia	Peru	Total
2004
Revenue	$4,684	$ -	$ 22,875	$ -	$ 27,559
Loss for the year	(757,953)	(32,381)	(50,192)	(69,556)	(910,082)
Assets	1,720,761	243,493	6,478,849	43,412	8,486,515
Capital expenditures	(10,057)	(230,024)	(516,684)	(30,424)	(787,189)

2003
Revenue	$5,523	$ -	$ -	$ -	$ 5,523
Loss for the year	(702,055)	(1,949)	-	(132,838)	(836,842)
Assets	4,446,129	71,174	2,826,690	28,884	7,372,877
Capital expenditures	-	(76,672)	-	-	(76,672)

10.

Subsequent events

Subsequent to December 31, 2004, the following events occurred:

a)

The Company issued 10,000 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $4,000.

b)

The Company entered into a Joint Venture agreement with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 and Esperanza will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new prospects.  This phase will be managed by Esperanza and, upon acquisition of any prospect, the two companies will earn an equal (50/50) interest therein.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 on that prospect and will also have the right to finance any new prospect to production, thereby increasing its ownership to 85 percent.

ESPERANZA SILVER CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provides a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	December 31,
	2004	2003	2002
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs following Canadian GAAP	6,985,726	6,208,594	-
Less deferred property costs	(6,985,726)	(6,208,594)	-
Deferred property costs following U.S GAAP	-	-	-

b) Operations

Net loss following Canadian GAAP	(910,082)	(836,842)	(211,749)
Deferred property costs expensed under U.S. GAAP	(777,132)	(6,208,594)	-
Deferred property costs written-off under Canadian GAAP	-	-	-
Net loss under U.S. GAAP	(1,687,214)	(7,045,436)	(211,749)

c) Deficit

Closing deficit under Canadian GAAP	(2,130,605)	(1,220,523)	(383,681)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(6,985,726)	(6,208,594)	-
Closing deficit under U.S. GAAP	(9,116,331)	(7,429,117)	(383,681)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(695,437)	(648,014)	(213,005)
Add net loss following Canadian GAAP	910,082	836,842	211,749
Less net loss following U.S. GAAP	(1,687,214)	(7,045,436)	(211,749)
Less deferred property costs written-off under Canadian GAAP	-	-	-
Non-cash exploration costs expensed under U.S. GAAP	6,250	6,131,922	-
Cash applied to operations under U.S. GAAP	(1,466,319)	(724,686)	(213,005)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(780,939)	(76,672)	-
Add cash property costs expensed under U.S. GAAP	770,882	76,672	-
Cash received from (applied to) investing activities under U.S. GAAP	(10,057)	-	-

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2004, 2003 and 2002

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP

f)

Loss Per Share

	For the years ended December 31,
	2004	2003	2002

Numerator: Net loss for the year under U.S. GAAP	$ (1,687,214)	$ (7,045,436)	$ (211,749)
Denominator: Weighted-average number of shares Outstanding	22,885,917	15,621,718	14,557,865
Basic and diluted loss per share under U.S. GAAP	$ (0.07)	$ (0.45)	$ (0.01)

#