Form 20-F
period 2005-12-31
ESPERANZA SILVER CORP
filed 2006-06-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                           33,506,010

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.         Yes xxx    No

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 77

#

ESPERANZA SILVER CORPORATION

FORM 20-F ANNUAL REPORT

	PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16.	Reserved	75
Item 16A.	Audit Committee Financial Expert	75
Item 16B.	Code of Ethics	75
Item 16C.	Principal Accountant Fees and Services	76
Item 16D.	Exemptions from the Listing Standards for Audit Committee	76
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	76

	PART III

Item 17.	Financial Statements	67
Item 18.	Financial Statements	77
Item 19.	Exhibits	77

#

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

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/18/2006 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	53	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	53	December 14, 1999
Michael H. Halvorson (1)(6)	61	April 8, 2003
Joseph Ovsenek (1)(2)(3)(7)	48	June 2, 2005
Steve Ristorcelli (2)(3)(8)	50	June 2, 2005

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

(8)

393 Fricke Ct., Gardenville, NV 89460

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/18/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	53	September 30, 2002
Kim Casswell, Corporate Secretary	49	April 2, 2004
William Bond, Vice President	54	August 1, 2003
David L. Miles, Chief Financial Officer	55	June 10, 2004
J Stevens Zuker, Senior Vice-President	52	September 23, 2005

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

Mr. Miles’ business functions, as Chief Financial Officer, include responsibility for overseeing all of the Issuer’s financial administration, accounting, liaison with auditors-accountants and preparation/payment/ organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.  Mr. Miles may delegate all or part of his duties as Chief Financial Officer to a nominee from time to time.

Mr Zuker’s business functions, as Senior Vice President include responsibility for assisting the President in investor relation activity, management of all technical databases related to exploration information, supervision of new generative exploration activities and assistance in day to day management of the issuer’s business. Mr Zuker reports directly to Mr. Pincus.

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

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

The selected financial data as at and for the three-month periods ended 3/31/2006 and 3/31/2005 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3 Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/06	Ended 03/31/05	Ended 12/31/05	Ended 12/31/04	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01

Revenue	$22	$8	$5	$23	Nil	Nil	Nil
Income (Loss) for the Period	($270)	($151)	($7,631)	($910)	($837)	($212)	($70)
Basic Income (Loss) Per Share	($0.01)	($0.01)	($0.27)	($0.04)	($0.05)	($0.01)	($0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	34,360	26,650	27,990	22,886	15,622	14,558
Period-end Shares	35,999	26,660	33,506	26,650	21,900	14,558	14,558

Working Capital	$4,991	$978	$3,544	$1,410	$1,068	$439	$652
Mineral Properties	$1,858	$7,296	$1,176	$6,986	$6,209	None	None
Long-Term Debt	$Nil	$Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$14,109	$8,109	$11,707	$8,105	$6,293	$824	$824
Shareholders’ Equity	$6,872	$8,284	$4,749	$8,404	$7,277	$440	$652
Total Assets	$7,232	$8,370	$4,926	$8,487	$7,373	$457	$660

US GAAP
Net Loss	N/A	N/A	($1,821)	($1,687)	($7,045)	($212)	($70)
Loss Per Share	N/A	N/A	($0.07)	($0.07)	($0.45)	($0.01)	($0.00)
Mineral Properties	N/A	N/A	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	N/A	N/A	$3,573	$1,419	$1,068	$440	N/A
Total Assets	N/A	N/A	$3,750	$1,501	$1,164	$457	N/A

(1)

Cumulative Net Loss since incorporation through 12/31/2005 under US GAAP was ($10,937,707).

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

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 3/31/2006 and 3/31/2005.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

May 2006	1.11	1.12	1.10	1.11
April 2006	1.15	1.18	1.12	1.12
March 2006	1.16	1.17	1.13	1.17
February 2006	1.15	1.16	1.14	1.15
January 2006	1.16	1.18	1.14	1.15
December 2005	1.16	1.18	1.14	1.17

Fiscal Quarter Ended 3/31/2006	1.16	1.18	1.13	1.17
Fiscal Quarter Ended 3/31/2005	1.23	1.26	1.19	1.22

Fiscal Year Ended 12/31/2005	1.21	1.27	1.14	1.16
Fiscal Year Ended 12/31/2004	1.30	1.40	1.17	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2006.  As of 3/31/2006, the Company has cash and cash equivalents totaling $2,029,090 and short-term investments totaling $2,914,388. The Company has no significant debt outstanding as of 3/31/2006 and had issued and outstanding common shares of 35,996,426.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
35,996,426 shares issued and outstanding	$ 14,108,865
Contributed Surplus	$ 2,795,637
Retained Earnings (deficit)	$ (10,031,968)
Net Stockholders’ Equity	$ 6,872,534

Stock Options Outstanding (At May 18, 2006):	3,177,500
Warrants Outstanding (May 18, 2006):	4,648,783
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($10,937,707). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 3,177,500 share purchase options outstanding and 4,648,783 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 36,818,538 (as of May 18, 2006) to 44,644,821.

This represents an increase of 21.26% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend on the efforts of its Senior Management particularly its President, William Pincus; its Senior Vice President, Mr. J. Stevens Zuker; its Chief Financial Officer, Mr. David Miles; its Vice President - Exploration, Mr. William Bond; and its Corporate Secretary, Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli and Mr. Joseph Ovsenek, members of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on both Brian Bayley and Michael Halvorson because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors. Esperanza does have a consulting agreement with William Pincus, the President/CEO and a Director of the Issuer.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,177,500 share purchase options outstanding which, if exercised, would result in an additional 3,177,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

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

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2005, the end of the Company's most recent fiscal year, there were 33,506,010 common shares issued and outstanding. At 3/31/2006, the end of the Company’s most recently completed fiscal quarter; there were 35,966,426 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

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

Effective June 2, 2000 the Issuer consolidated its common shares on the basis of 10 old shares for one new share and the name of the Issuer was changed to “Reliant Ventures Ltd.”. On May 29, 2003 the name of the Issuer was changed to “Esperanza Silver Corporation”.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement (1)	82,000,000	$758,000
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants (2)	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option (3) Private Placement (4) Private Placement (5) Finder’s Fee (5) Issued for property (6) Exercise of Share Purchase Warrants (7)	25,000 2,140,000 1,100,000 77,200 4,000,000 200,000	$6,250 $535,000 $935,000 $65,620 $4,000,000 $80,000
Fiscal 2004	Issued for property option(3) Exercise of Share Purchase Warrants (7) Private Placement (8) Finder’s Fees (8)	25,000 603,000 3,750,000 174,650	$6,250 $321,200 $1,500,000 $69,860
Fiscal 2005	Issued for property option (3) Exercise of Share Purchase Warrants (7) Exercise of Share Purchase Warrants (9) Private Placement (10) Finder’s Fees (11)	40,000 839,000 218,562 5,660,000 98,933	$10,000 $335,600 $120,209 $3,396,000 $59,359

#

Fiscal 2006 (YTD)

Private Placement (12)

Finder’s Fee (13)

Exercise of Share Purchase Warrants (9)

Exercise of Broker Share Purchase Warrants (14)

Exercise of Share Purchase Warrants (15)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (18)

Issued for Property Option (3)

	1,500,000 18,300 349,687 275,400 795,641 20,000 60,000 245,000 40,000	$1,800,000 $21,960 $192,328 $179,010 $676,295 $11,600 $31,800 $98,000 $10,000

(1)

This private placement consisted of the sale of 82,000,000 units (pre-split) at a price of $0.01 per unit. Each unit consisted of one common share (pre-split) and one share purchase warrant. Each share purchase warrant was convertible into an additional common share (pre-split) at a cost of $0.015 for one year.

(2)

On December 30, 2000, the holder of 4,100,000 share purchase warrants exercised these warrants at a price of $0.15 per share and paid the proceeds to the Issuer immediately subsequent to the Issuer’s December 31, 2000 year end, when the 4,100,000 common shares were issued.

(3)

The Issuer entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”), an unrelated private company, dated May 7, 2003, whereby the Issuer has the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Cerro Jumil  silver/gold project located in Morelos State, Mexico.

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

(8)

This private placement consisted of the sale of 3,750,000 units at a price of $0.40 per unit.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $0.55 until December 1, 2006. If, after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $0.75 or greater for a period of 20 consecutive trading days, the Company shall provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice. A Finder’s Fee of 8% were paid in units, at a deemed price of $0.40 per unit, and in cash, to certain finders in consideration of their efforts in locating investors.  The shares and any shares issued on exercise of the Warrants are subject to restrictions on transfer for a period of four months from closing.

(9)

These share purchase warrants were exercised pursuant to the private placement described in (8) above.

(10)

This private placement consisted of the sale of 5,660,000 units at a price of $0.60 per unit.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $0.85 until November 2, 2007. If, after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $1.15 or greater for a period of 20 consecutive trading days, the Company may provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice. A Finder’s Fee of 7% was paid in units, at a deemed price of $0.60 per unit to certain finders in consideration of their efforts in locating investors.  In addition, brokers received broker warrants entitling them to purchase that number of shares which is equal to 10% of the number of units sold by them. The broker warrants are exercisable at $0.65 per share and expire on May 2, 2007. The shares and any shares issued on exercise of the warrants or broker warrants are subject to restrictions on transfer for a period of four months from closing.

(11)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (10) above.

(12)

This private placement consisted of the sale of 1,500,000 units at a price of $1.20 per unit.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $1.50 until August 21, 2007.  A Finder’s Fee of 6% was paid in units, at a deemed price of $1.20 per unit to certain finders in consideration of their efforts in locating investors.  In addition, brokers received broker warrants which is equal to 6% of the number of units sold by them.  The broker warrants are exercisable at $1.50 per share and expire on August 21, 2007.  The shares and any shares issued on exercise of the warrants or broker warrants are subject to restrictions on transfer for a period of four months from closing.

(13)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (12) above.

(14)

These shares were issued to certain brokers upon exercise of broker warrants pursuant to the private placement described in (10) above.

(15)

These shares were issued pursuant to the private placement described in (10) above.

(16)

These shares were issued pursuant to the grant of incentive stock options on May 6, 2004 exercisable at $0.58 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(17)

These shares were issued pursuant to the grant of incentive stock options on September 9, 2004 exercisable at $0.53 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(18)

These shares were issued pursuant to the grant of incentive stock options on June 14, 2005 exercisable at $0.40 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

Capital Expenditures

Fiscal Year

Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil
Fiscal 2004	$10,057
Fiscal 2005	$21,914
Fiscal 2006 (YTD)	$ 4,587

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

On March 29, 2005 the Issuer announced the formation of a joint-venture with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.  Under the terms of the joint-venture agreement Silver Standard will contribute US$300,000 and the Issuer will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new properties.  The Issuer and Silver Standard will have an equal 50/50 interest on any prospect acquired however Silver Standard has the right to increase its ownerhip to 55% by spending the next US$500,000 and it will also have the right to finance any prospect to production allowing it to increase its interest to 80%.

On September 7, 2005, the Issuer announced the formation of a joint-venture to explore the newly discovered San Luis prospect in Peru together with Silver Standard.  Silver Standard also informed the Issuer that in accordance to pre-agreed terms, it was increasing its participation from 50% to 55% by funding thd next US$500,000 in exploration work.

On November 2, 2005 the Issuer announced that it had completed a private placement financing whereby it raised $3,396,000.  The proceeds from the private placement will be used to continue exploration on the Issuer’s San Luis, Cerro Jumil and generative exploration program as well as general working capital purposes.

On February 21, 2006 the Issuer announced that it had completed a private placement financing whereby it raised $1,500,000.  The proceeds from the private placement will be used to continue exploration on the Issuer’s San Luis, Cerro Jumil and generative exploration program as well as general working capital purposes.

During Fiscal 2006, the Issuer continues to concentrate the majority of its efforts on exploration work on both the San Luis (Peru) and Cerro Jumil (Mexico) and the generation of new exploration projects.

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

The Issuer had a working capital balance of $4,991,216 at 5/18/2006

Use of Funds for Fiscal 2005/2006

During Fiscal 2005 the Issuer expended $738,000 on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $800,000 during Fiscal 2006

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2005 and 12/31/2004 and 12/31/2003, the Issuer’s assets were located in Canada; Mexico; Peru and Bolivia. At 12/31/2002 and 12/31/2001 all of the Issuer’s assets were located in Canada.

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

The Issuer has three wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V.), Peru (Reliant Ventures S.A.C.), and Bolivia (Compania Minera General Minerals (Bolivia) S.A.).

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 750 sq. ft. at 570 Granville Street, 9th Floor, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on April 1, 2004.  Monthly rent is $1,250.

The Issuer’s mineral properties are located in the following areas:

a.

The San Luis and Flor de Loto projects are located in Peru,

b.

The Cerro Jumil (formerly La Esperanza) Gold/Silver property is located in Mexico.

c.

The Atocha project is located in Bolivia.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

1. The San Luis Property

The San Luis property is without known reserves and the work being done by the issuer is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is currently held in a 50%-50% joint-venture with Silver Standard Resources Inc. It is comprised of 16 mineral concessions covering an area of approximately 13,000 hectares. In order to maintain the rights to these concessions in good standing an annual fee in respect to each concession must be paid to the government of Peru.

The joint-venture arose from the Peru Prospecting Joint Venture (Item 6 below). Under the terms of the agreement Silver Standard will have the right to increase its ownership to 55 percent by spending the next US$500,000. The subsequent US$1,500,000 will be spent by the partners according to their ownership interests. Subsequently, Silver Standard has the right to earn up to an 80 percent interest by providing all funding to place the property into production.

Location

The San Luis project is located in central Ancash Department, Peru. It is located approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine. See the following San Luis Property Map.

The property consists of 16 mineral concessions covering 13,000 hectares. In order to maintain the rights to these concessions the Company must a mining good standing fee in respect of each concession to the government of Peru.

PROJECT LOCATION
San Luis
ANCASH, PERU

Iquitos
Chiclayo
PERU
Ancash
Lima
Arequipa

Chimbote
Carhuaz
San Luis
Casma
Huaraz
ANCASH
N
0
100km
EPZ 11.0 5-06

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by all-weather road from two directions. The climate is typical of the central Peruvian Cordillera with a dry season from April to November and a rainy season from December to March. Infrastructure is restricted. The Company has constructed an exploration camp with sufficient facilities for its field personnel. The project area is mountainous with elevations ranging from 3800 to 4700 meters.

History and Previous Work

The San Luis project is a newly discovered gold-silver property. The Company is unaware of any significant exploration or mining done prior to 2005 by any third party. The veins that form the San Luis project were discovered by Esperanza geologists in mid 2005 as part of an on-going reconnaissance program conducted as part of Peru Prospecting Joint-Venture with Silver Standard Resources Inc (see item 6 below).

Gold and silver veins are hosted within Tertiary-age volcanic rocks of the Calipuy Formation. Five separate veins have been identified so far with a cumulative strike length of over 5000 meters. The veins are several hundred to over 2000 meters in length and up to 10 meters wide.

Mineralization within the veins is typical of classic quartz-adularia or low-sulfidation epithermal systems. Vein textures such as well developed banding and brecciation indicate that repeated episodes of gold and silver deposition have occurred in the veins. Early investigations at San Luis suggest that concentrations of precious metals will likely form ore shoots within the veins.

2005 Activities

In September of 2005 Esperanza announced the results of reconnaissance channel sampling on the Ayelén vein, one of five known veins that now comprise the project. The results are shown in the following table.

San Luis Project Reconnaissance Channel Sampling – Ayelén Vein
Channel No.	Vein Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)

C-A1	4.2	40.7	1,198
C-A2	4.6	27.1	694
C-A3	4.6	1.8	29
C-A4	7.0	84.8	1,628

2006 Activities

In March of 2006 Esperanza announced the results from a follow-up channel sampling program begun in January, 2006. Channel samples were spaced approximately every 25 meters along the strike of the Ayelén vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. The channels vary in length from 4.1 to 36.4 meters. Individual samples within each channel are approximately one meter in length.

The announced results are presented below:

#

San Luis Project Systematic Channel Sampling – Ayelén Vein
Channel No.	Vein Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)

A1	Best Sample	0.1	5.3
A2	Best Sample	1.2	64
A3	0.99	5.7	396
A4	Best Sample	0.5	46
A5	1.59	7.3	644
A6	Best Sample	0.1	12
A7	Best Sample	0.4	24
A7-1	Best Sample	3.8	110
A8	1.86	10.7	272
A9	2.52	58.0	1961
A10	4.23	134.0	2246
And	1.64	12.5	102
A11	5.99	78.4	2082
And	0.98	18.2	180
A12	8.59	36.4	719
A13	7.14	33.3	704
A14	2.64	23.2	265
A15	1.07	26.5	272
A16	2.09	19.6	309
A17	1.53	13.2	136
A18	2.63	16.8	309
A19	4.53	98.1	1567
A19-1	3.33	89.5	2196
A20	2.51	46.1	825
A21	1.00	4.7	270
A22	1.44	11.1	562
A23	2.17	14.2	338

2. The Cerro Jumil (formerly La Esperanza) Property

The Cerro Jumil Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cerro Jumil Property stemmed from earlier exploration work, as described below, that was done in the area.

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

#

PROJECT LOCATION
Cerro Jumil
MORELOS, MEXICO

MEXICO
Mexico City
Morelos
Acapulco

Mexico City
Cuernavaca
Cerro Jumil
MORELOS
Iguala
N
0
50km
EPZ 10.0 5-06

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

History and Previous Work

Mineralization at Cerro Jumil is found along the contact where a series of igneous rocks have intruded a limestone unit. This mineralization is commonly known as skarn. There are old shafts and pits in the area but their age is unknown.  There is a collapsed adit which, based on the size of the dump, appears to extend under the known surface mineralization.  A small mine is believed to have operated in the 1970’s when several adits were driven on narrow high-grade quartz veins.  Any production was insignificant.  Several older pits and shafts have explored the skarn zones. The caved adit at the north end of the intrusive may be related to the 1970’s operation.

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

Cerro Jumil (formerly La Esperanza) West Zone Sample Results 2004
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

2005 - 2006 Activities

The Company initiated a 1200 meter drilling program on February 1, 2005 and completed all drill holes on March 5, 2005. A total of eight drill holes were completed. The first six drill holes tested the West Zone (described above). The final two drill holes tested targets to the south and southeast of the West Zone.

Results from the drill holes are summarized in the table below:

Cerro Jumil Project (formerly La Esperanza) Phase I Drill Summary) Feb-March 2005
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

Cerro Jumil (formerly La Esperanza) “Bottle Roll” Test Results 2005
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

During June through August of 2005 the Company conducted additional geological mapping and geochemical rock sampling. A broad area of anomalous gold values was found in an area subsequently designated as the Southeast Zone. Results from surfaces trenches are shown below:

Cerro Jumil (formerly La Esperanza) Southeast Zone Channel Sample Results 2005
Channel	Length (meters)	Gold (grams per tonne)
N	50	0.90
O	26	0.99
P	38	0.55
Q	12	1.00
R	12	0.19
S	8	1.74
T	10	1.30
U	12	0.69
V	12	0.04
W	8	1.24
X	12	0.22
Y	12	0.87
Z	12	0.96

Beginning in November of 2005 and continuing into April of 2006 the Company began a second program of diamond core drilling. Results for the drill holes are tabulated below. Through April of 2006 a grand total of 4850 meters of drill hole has been completed.

Cerro Jumil (formerly La Esperanza) Phase II Drill Hole Summary Nov. 2005-Apr. 2006
Hole No	From	To	Interval	Gold
	(meters)	(meters)	(meters)	(gpt)

DHE-05-09	179.2	182.2	3.0	0.96
DHE-05-10	15.2	23.0	7.8	2.04
DHE-05-11	14.0	52.9	38.9	0.99
DHE-05-12	59.2	72.4	13.2	0.78
DHE-05-13	43.8	70.3	26.5	1.04
DHE-05-14	27.4	35.0	7.6	0.54
DHE-05-15	79.8	92.4	12.6	0.75
DHE-05-16	83.0	110.0	27.0	0.78
DHE-05-17	123.9	151.0	27.1	1.10
DHE-06-18	45.0	74.6	29.6	2.08
DHE-06-19	83.2	92.2	9.0	1.11
DHE-06-20	67.0	121.0	54.0	0.74
DHE-06-21	59.0	108.0	49.0	1.11
DHE-06-22	19.0	51.0	32.0	1.57
DHE-06-23	130.0	147.0	17.0	1.04
	168.0	174.0	6.0	1.25
DHE-06-24	163.0	172.0	9.0	1.28
DHE-06-25	42.0	66.0	24.0	1.01
	78.0	114.0	36.0	1.40
	121.0	132.0	11.0	1.31
DHE-06-26	46.0	63.0	17.0	1.91
	87.0	152.0	65.0	0.98
	192.0	202.0	10.0	0.98
DHE-06-27	62.0	97.0	35.0	0.99
	130.0	149.0	19.0	0.79
DHE-06-28	66.0	81.0	15.0	3.34
	88.0	91.0	3.0	9.93
	123.0	155.0	32.0	1.28
DHE-06-29	33.0	65.0	32.0	1.62
	85.0	101.0	16.0	3.60
	148.0	168.0	20.0	1.41

3. The Atocha Property

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

The Closing Date was December 23, 2003.  The subsidiary’s name was subsequently changed to Empresa Minera Atocha S.A. (EMSA).

Location

The Atocha property is situated in the Department of Cochabamba, Province of Arque, Canton of Colcha, in western Bolivia.  The center of the Property is at latitude 66 20’E and longitude 17 50’S.  The Property is located 100km south southwest of Cochabamba and 90km east of Oruro. The Property covers a total of 12,175 hectares along an 18 kilometer strike length of the silver bearing formation.

70°W
60°W
Peru
Lima
Brazil
La Paz
Bolivia
Atocha
20°S
Paraguay
Chile
Argentina
30°S
Esperanza
SILVER CORPORATION
0 100 200 300 400 500
KILOMETRES

Atocha Project

Figure 1. Location Map

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

From 1999 to 2002, exploration focused on identifying the continuity of the Manto Cloruro (Carmen Area) mineralized zone, both horizontally by driving adits, drifts and crosscuts and vertically by underground diamond drilling and the excavation of sub-levels at successively higher elevations. The principal objective, of the exploration was to outline a resource and to identify the continuity of the grade of the silver mineralization within the manto (a mineralized zone contained within and concordant with the host sandstone).  During this period, approximately 566m of underground development was completed in the southernmost area of mineralization identified in the Carmen area, including the main “A-10" adit at an elevation of 3,280m.  The A-10 access and haulage adit had advanced 195m in a N10W direction along the footwall of the manto-form mineralization.  From the A-10 adit, 5 principal crosscuts were driven to intercept the manto, at distances of 45, 55, 100, 140, and 180m from the portal.  Each of these crosscuts intersected the manto, which varies between one and three meters in true width, dips to the southwest at 60 degrees, and contains silver grades ranging up to 3,411.8gpt over a true width of 3.0m.  The principal silver minerals identified include tetrahedrite, cerargyrite, argentite/acanthite and native silver.

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

Atocha Project Selected Samples from PM-3 Adit Condor Iquiña Area 1999
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

Atocha Project Assorted Chip Samples A7 and A9 Adits
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

Atocha Project Carmen Area Channel and Drill Hole Intercepts 1999-2000
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

2005 Activities

During 2005 the Atocha property was held on a care and maintenance basis. No exploration work was completed. Also the lease with Minera Vicuña was terminated. The carrying value of the project on the Company’s financial statements was written down to a nominal value of Cdn $25,000.

2006 Activities

The Company will continue to hold the property on a care and maintenance basis while it seeks a joint venture partner. In April of 2006 the Company was approached by the 14th of September Mining Cooperative with a proposal to lease a portion of the concessions. The Company is currently in negotiations with the Cooperative.

4. The Flor de Loto Property

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

Acquisition of Interest

On December 15, 2003, the Issuer entered into an option-to-purchase agreement with Sociedad Minera Flor de Loto (SMFL), the owner of the Flor de Loto project. By the terms of this agreement, the Issuer must make the following payments to SMFL:

Flor de Loto Property Option Payment Schedule
Due Date	Cash Payment (U.S. Dollars)	Status

December 15, 2003	$5,000	Paid
December 15, 2004	$10,000	Paid
December 15, 2005	$15,000	Paid
December 15, 2006	$25,000
December 15, 2007	$30,000
December 15, 2008	$500,000
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

2004 Activities

During 2004 the Company conducted detailed mapping and geochemical sampling of a portion of its concessions. As a result the Company discovered an area approximately 450 by 80 meters characterized by elevated values of silver and other trace elements and rock alteration characteristic of mineralizing systems. A total of 163 rock samples were collected of which all but five had detectable silver. The highest values were 54 and 62 grams of silver per tonne. The Company also collected an additional 50 samples along an east-west fault zone adjacent to the area described above. Samples consisted of mineralized fractures, narrow veins and dikes. Silver and gold were detected.

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

2006 Activities

The Company will keep the project on a care and maintenance basis while it seeks a joint-venture partner. It is currently in discussions with two groups.

5. The Estrella Property

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

Acquisition of Interest

On May 5, 2004 the Issuer entered into an option-to-purchase agreement with JVL Exploration Ltd., the owner of the Estrella Property. By the terms of this agreement, the Issuer must make the following payments to JVL Exploration:

Estrella Property Schedule of Option Payments
Due Date	Cash Payment (U.S. Dollars)	Status

May 5, 2004	$7,000	Paid
May 5, 2005	$10,000	Not Paid
May 5, 2006	$15,000
May 5, 2007	$25,000
May 5, 2008	$40,000
May 5, 2009	$500,000

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

6.

Peru Prospecting Joint Venture

In March of 2005 the Company announced the formation of a joint-venture with Silver standard Resources Inc. to prospect for new bulk-tonnage silver deposits in Peru. Under the terms of the agreement Silver Standard and the Company will contribute US$300,000 and US$200,000 respectively during the first two years of the venture. These funds will be used for the identification and acquisition of new prospects. This phase will be managed by the Company which will be entitled to collect a management fee equal to 10 percent of expenditures. Upon the acquisition of any new prospects each company will have an equal (50/50) interest. Silver Standard will have the right to increase its ownership to 55 percent by spending the next US$500,000. The next US$1,500,000 will be spent by the partners according to their ownership interests. Subsequently, Silver Standard has the right to earn up to an 80 percent interest by providing all funding for to place the property into production.

In July of 2005 the Company acquired by direct application from the government of Peru the claims composing the San Luis project (described above). Silver Standard Resources Inc. elected to exercise its option to maintain a 50 percent interest in the property. Subsequently Silver Standard elected to exercise its option to increase its ownership to 55 percent by spending US$500,000.

On-going prospecting, exclusive of the San Luis project, continues under the terms of the original prospecting venture.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2005, and 12/31/2004 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2005, the Issuer raised $3,851,809 through the sale of shares.

The Issuer continued to work on its mineral properties in Mexico and Peru as described earlier in this document in 4.D. Property, Plant and Equipment.

Results of Operations

Three Months Ended 3/31/2006 vs. Three Months Ended 3/31/2005

The Issuer recorded a net loss of $270,469 for the three months ended 3/31/2006 as compared to a net loss of $150,602 for the three months ended ended 3/31/2005.  The increase in the loss over the prior year was due to higher costs for consulting, property examinations and holding costs and for transfer agent and filing fees.  Consulting costs increased due to management bonuses which were expensed in the current quarter.  Property examination and holding costs were higher than the prior comparative quarter because the Company was performing regional exploration on both Peru and Mexico and incurred holdings costs on the Atocha property whereas in the prior comparative period the issuer was only performing regional work in Mexico.  Costs for transfer agent and filing fees were higher in the current quarter s the result of the completion of the private placement in February 2006.

The Issuer spent more on property examination costs in the current period compared to 2005 mainly due to increased regional exploration in Peru.  The Issuer’s property examination expenditures for the three-month-period ended March 31, 2006 are as follows:

Property Examination Costs	Three-Month-Period ended	Three-Month-Period ended
	March 31, 2006	March 31, 2005

Assay	$ 1,684	$ 2,762
Geologist & field costs	53,554	19,998
Office & Travel	3,723	-
Mapping and surveying	7,981	6,729
Legal	-	1,112
Property taxes and licenses	23,009	-
Vehicle costs	1,253	-
Total	$ 91,204	$ 30,601

Fiscal 2005 Ended 12/31/2005 vs. Fiscal 2004 Ended 12/31/2004

The Issuer recorded a loss of $7,630,894 for the year ended December 31, 2005 (2004 - $910,082).  The significant increase in the loss over the prior year was due to the write-down of $6,625,190 of the Atocha property in the fourth quarter.  During the year the Issuer also wrote off $31,604 (2004 – $Nil) with respect to the Estrella property.  Operating expenses were higher in 2005 over the prior years by approximately $64,000.  The Issuer incurred higher costs for property examinations and stock based compensation compared to the prior year which were partially offset by lower legal costs.  Property examination costs were higher in 2005 because the Issuer was aggressively searching for new prospects, while in the prior year expenditures were directed more towards developing properties that the Issuer already held.  Legal fees were lower in 2005 because some extra costs were incurred in early 2004 to complete final details of property acquisitions.

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

Liquidity and Capital Resources

Fiscal Quarter Ended 3/31/2006

The Issuer started 2006 with working capital of $3,544,232 and working capital as at March 31, 2006 was $4,991,216.  The increase in working capital of $1,446,984 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $2.4 million.  The proceeds from share issuances were partially offset by the loss for the period adjusted for items not affecting cash of $266,555 and investments in mineral properties of approximately $682,000.  Of the $682,000 expended on mineral properties, the Issuer incurred most of the costs conducting a drilling program on the Cerro Jumil property.  The Issuer made a term investment of $1,414,000 in March of 2006 at an interest rate of 3.85 percent per annum.  The investment is convertible into cash at any time after thirty days without interest penalty.

Subsequent to March 31, 2006, the Issuer received $30,000 on the exercise of 75,000 stock options and $513,627 on the exercise of 681,112 share purchase warrants.  The Issuer currently has sufficient working capital to carry out its 2006 exploration programs and to cover general and administrative costs. However, should the Issuer make a significant property acquisition or decide to accelerate development on one or more of its properties; the Issuer may require additional working capital.

The Issuer is required to make the following option payments in 2006 in order to maintain its properties in good standing:

Cerro Jumil

US$25,000 plus 40,000 common shares

Flor de Loto

US$25,000

In May 2006, the Issuer paid US$25,000 and issued 40,000 common shares to meet its commitment under the option agreement for Cerro Jumil.

Fiscal 2005 Ended 12/31/2005

The Issuer started 2005 with working capital of $1,409,858 and working capital as at December 31, 2005 was $3,544,232.  The increase in working capital of $2,134,374 wad due mainly to the proceeds from a private placement and the exercise of share purchase warrants which in total amounted to approximately $3.7 million.  The proceeds from share issuances were partially offset by the loss for the period adjusted for items not affecting cash of $708,716 and investments in mineral properties of approximately $837,000.  Of the $837,000 expended on mineral properties, the Issuer incurred most of the costs conducting a drilling program on the Cerro Jumil property.  The Issuer made a term investment of $1,500,000 in October of 2005 at an interest rate of 2.6 percent per annum.  The investment is convertible into cash at any time after thirty days without interest penalty.  The Issuer also invested $21,914 in equipment.

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

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended December 31, 2003, particularly Note 7 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

The Issuer has no Off-Balance Sheet Arrangements.

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

Acquisition of Mineral Properties and Deferred Exploration Costs

Mineral property exploration and acquisition expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the Company’s audited financial statements, “Significant Accounting Policies”. Under US GAAP, in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, the Company has capitalized mineral property acquisition costs for United States GAAP. Exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/18/2006

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	53	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	51	December 14, 1999
Michael H. Halvorson (1)	Director	61	April 8, 2003
Steve Ristorcelli (2)(3)	Director	50	June 2, 2005
Joseph Ovsenek (1)(2)(3)	Director	48	June 2, 2005
J. Stevens Zuker	Senior Vice President	52	September 23, 2005
David L. Miles	Chief Financial Officer	55	June 10, 2004
Kim Casswell	Corporate Secretary	49	April 2, 2004
William Bond	V. P. Exploration	54	August 1, 2003

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

______________________________________________________________________________

______________________________________________________________________________

William Pincus (President, CEO and Director)

Mr. Pincus has over 30 years of industry experience. He holds the designation of Certified Profession Geologist. Most recently he was the Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the 155 million ounce (measured and indicated resource) Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive “Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively. Mr Pincus is a Certified Professional Geologist by the American Institute of Professional Geologists.

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

J. Stevens Zuker (Senior Vice President)

Mr. Zuker has been the Senior Vice President for the Issuer since September 2005.  Mr. Zuker is an exploration geologist with more than 23 years of experience in metals exploration.  Mr. Zuker holds both a B.Sc. Degree and a M.Sc. Degree in Geology.  During the past seven years, Mr. Zuker was Vice President Exploration for Gallant Minerals, a private company and was responsible for managing and performing grass roots exploration for base and precious metals in Peru and Mongolia, culminating in the generation of over 60 new projects, and venturing those projects to both major and junior mining companies.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 12/31/2005 was $306,902, paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the VP Exploration, and Kim Casswell, Corporate Secretary of the Issuer.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards		Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2005 2004 2003	$136,569 $144,186 $148,841	Nil Nil	Nil Nil	100,000 100,000 400,000	Nil Nil	Nil Nil	Nil Nil

Michael Halvorson, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 50,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 50,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director (1)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Joseph Ovsenek, Director (1)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Robert Quartermain, Director (2)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Bond, V.P.	2005 2004 2003	$95,055 $97,143 Nil	Nil Nil Nil	Nil Nil Nil	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell, Corporate Secretary	2005 2004 2003	$16,900 $13,216 Nil	Nil Nil Nil	Nil Nil Nil	50,000 40,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L. Miles Chief Financial Officer	2005 2004 2003	$12,222 21,979 Nil	Nil Nil Nil	Nil Nil Nil	50,000 40,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2005 2004 2003	$50,156 Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Ristorcelli and Mr. Ovsenek were elected to the board of directors on June 2, 2005.

(2)

Mr. Quartermain resigned from the board of directors on May 18, 2005.

Table No. 7

Stock Option Grants in Fiscal 2005 Ended 12/31/2005

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value Of Securities Underlying Options on Date of Grant

William Pincus	100,000	10.20%	$0.40	6/14/2005	6/14/2010	$3,000

Michael Halvorson	75,000	7.65%	$0.40	6/14/2005	6/14/2010	$2,250

Brian Bayley	75,000	7.65%	$0.40	6/14/2005	6/14/2010	$2,250

Steven Ristorcelli	100,000	10.20%	$0.40	6/14/2005	6/14/2010	$3,000

Joseph Ovsenek	100,000	10.20%	$0.40	6/14/2005	6/14/2010	$3,000

William Bond	50,000	5.1%	$0.40	6/14/2005	6/14/2010	$1,500

Kim Casswell	50,000	5.1%	$0.40	6/14/2005	6/14/2010	$1,500

David Miles	50,000	5.1%	$0.40	6/14/2005	6/14/2010	$1,500

J. Stevens Zuker	75,000	7.65%	$0.65	9/23/2005	9/23/2010	Nil

Consultants	275,000	28.06%	$0.40	6/14/2005	6/14/2010	$8,250

Consultants	30,000	3.06%	$0.355	7/05/2005	7/05/2010	$1,500

The following table gives certain information concerning stock option exercises during Fiscal 2005 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No Stock Options Were Exercised During Fiscal 2005 by Senior Management/Directors

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  3,177,500 stock options have been granted as of May 18, 2006 and none were exercised during Fiscal 2005. In Fiscal 2006 325,000 stock options have been exercised to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Joseph Ovsenek, Michael Halvorson and Brian Bayley. The Audit Committee met two times during Fiscal 2005.

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

6.D.  Employees

As of 5/18/2006, the Issuer had no employees, only independent contractors, including the Senior Management.

6.E.  Share Ownership

Table No. 9 lists, as of 5/18/2006, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus	(1)	1,539,868	4.18%
Common	Michael Halvorson	(2)	1,425,000	3.87%
Common	Brian Bayley	(3)	400,000	1.08%
Common	Steve Ristorcelli	(4)	295,000	0.80%
Common	Joseph Ovsenek	(5)	200,000	0.54%
Common	William Bond	(6)	259,600	0.70%
Common	Kim Casswell	(7)	90,000	0.24%
Common	David Miles	(8)	100,000	0.27%
Common	J. Stevens Zuker	(9)	240,000	0.65%
	Total Directors/Management 5% Holders		4,549,468	12.36%

(1)

Of these shares, 700,000 are represented by currently exercisable share purchase options and 37,456 are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 400,000 are represented by currently exercisable share purchase options and 250,00 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 400,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 175,000 are represented by currently exercisable share purchase options and 40,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 175,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 225,000 are represented by currently exercisable share purchase options and 8,200 are represented by currently exercisable share purchase warrants;

(7)

Of these shares, 90,000 are represented by currently exercisable share purchase options;

(8)

Of these shares, 100,000 are represented by currently exercisable share purchase options; and

(9)

Of these shares, 150,000 are represented by currently exercisable share purchase options and 30,000 are represented by currently exercisable share purchase warrants.

# Based on 36,818,538 shares outstanding as of 5/18/2006

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/18/2006, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 100,000 100,000 400,000	$1.56 $0.40 $0.53 $0.25	5/18/2006 6/14/2005 9/09/2004 8/18/2003	5/18/2011 6/14/2010 9/09/2009 8/18/2008

Michael Halvorson	75,000 75,000 200,000 50,000	$1.56 $0.40 $0.53 $0.25	5/18/2006 6/14/2005 9/09/2004 8/18/2003	5/18/2011 6/14/2010 9/09/2009 8/18/2008

Brian Bayley	75,000 75,000 200,000 50,000	$1.56 $0.40 $0.53 $0.25	5/18/2006 6/14/2005 9/09/2004 8/18/2003	5/18/2011 6/14/2010 9/09/2009 8/18/2008

Steven Ristorcelli	75,000 100,000	$1.56 $0.40	5/18/2006 6/14/2005	5/18/2011 6/14/2010

Joseph Ovsenek	75,000 100,000	$1.56 $0.40	5/18/2006 6/14/2005	5/18/2011 6/14/2010

William Bond	75,000 50,000 50,000 50,000	$1.56 $0.40 $0.53 $0.75	5/18/2006 6/14/2005 9/09/2004 9/01/2003	5/18/2011 6/14/2010 9/09/2009 9/01/2008

Kim Casswell	50,000 40,000	$1.56 $0.58	5/18/2006 5/06/2004	5/18/2011 5/06/2009

David Miles	50,000 30,000 20,000	$1.56 $0.40 $0.58	5/18/2006 6/14/2005 5/06/2004	5/18/2011 6/14/2010 5/06/2009

J. Stevens Zuker	75,000 75,000	$1.56 $0.65	5/18/2006 9/23/2005	5/18/2011 9/23/2010

Consultants	242,500 100,000 90,000 100,000 30,000 200,000	$1.56 $0.40 $0.53 $0.75 $0.355 $0.25	5/18/2006 6/14/2005 9/09/2004 9/01/2003 7/05/2005 8/18/2003	5/18/2011 6/14/2010 9/09/2009 9/01/2008 7/10/2010 8/18/2003

Total Officers/Directors      2,415,000

Total Employees/Consultants     762,500

Total Officers/Directors/Etc. 3,177,500

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of 1 persons/companies who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 05/18/06, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(2)	5,310,000	14.66% (1)

(1)

Based on 36,818,538 shares outstanding as of 05/18/2006.

(2)

Silver Standard Resources Inc is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.  Its president, Robert Quartermain is a former director of the Issuer and now sits on the Issuer’s Executive Advisory Committee.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 5/18/2006, the Issuer’s shareholders’ list showed 36,818,538 common shares outstanding and 3,806 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:  1,473 holders of record" resident in Canada, 3,278 “holders of record" resident in the USA, and 34 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 4,704 beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

On March 1, 2000, the Issuer entered into a Services Agreement with Quest Management Corp. (“Quest”), a private company related by virtue of a director in common. (Brian Bayley). Under this agreement, the Issuer paid Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  The Company revised its services agreement with Quest and, under the new agreement commencing April 1, 2004, Quest will only provide office space on a monthly basis.  During the year ended December 31, 2005, $12,000 (2004 - $9,000) was charged by Quest for rent and at December 31, 2005, the Company owed Quest $1,000 (2004 - $1,000) for the unpaid portion of this amount. During fiscal 2005 the Company incurred $Nil (2004 - $10,500) for service provided by Quest and at December 31, 2005 the Company owed Quest $Nil (2004 - $Nil) for the unpaid portion of these amounts.  During Fiscal 2005 the Company incurred $Nil(2004 - $10,500) for services provided by Quest and at December 31, 2005, the Issuer owed Quest $Nil (2004 - $Nil) for the unpaid portion of these amounts. An additional fee of $Nil (2004 - $6,000) was paid to Quest for assistance with administrative services related to private placement financings.

The Issuer also has a consulting agreement with its President, William Pincus, for U.S.$7,625 per month plus health insurance benefits. During Fiscal 2005 the Issuer paid $132,569 (2004 - $144,186) in consulting fees and health insurance benefits for its President and advanced him $10,675 for travel expenses. At December 31, 2005, the Issuer owed Mr. Pincus $10,473 (2004 – $10,679) for the unpaid portion of these amounts.

Indirect Payments to William Pincus, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2005 $10,473 was owed to Mr. William Pincus for consulting services. This amount is unsecured, non-interest bearing, and has no fixed terms of repayment

Other than as disclosed above, there have been no transactions since 12/31/2005, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2005/2004 Ended December 31st

Unaudited Financial Statements:

March 31, 2006

March 31, 2005

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

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 05/31/06	$2.00	$1.40
Month Ended 04/30/06	$2.30	$1.77
Month Ended 03/31/06	$2.19	$1.35
Month Ended 02/28/06	$1.60	$1.13
Month Ended 01/31/06	$1.33	$0.85
Month Ended 12/31/05	$0.95	$0.77

Fiscal Year Ended 12/31/2005	$0.68	$0.51

Fiscal Quarter Ended 03/31/06	$1.72	$1.11
Fiscal Quarter Ended 12/31/05	$0.90	$0.73
Fiscal Quarter Ended 09/30/05	$0.58	$0.36

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of May 18, 2006 a total of 36,818,538 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s constating documents.

Computershare Investor Services Inc. (located at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 5/18/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/18/2006, the Issuer was aware of 184 holders of its 4,648,783  share purchase warrants, 117 of whom were resident in Canada, 6 offshore and 61 in the United States.  These warrants were issued in conjunction with 3 private placements for the purchase of a total of 10,910,000 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/01/2004	1,960,725	1,549,973	$0.55	$0.55	12/01/2006
11/07/2005	2,879,467	2,052,127	$0.85	$0.85	11/02/2007
11/07/2005	496,333	204,133	$0.65	$0.65	5/02/2007
2/21/2006	842,550	842,550	$1.50	$1.50	08/21/2007

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.  The New Act permits an unlimited authorized share capital whereas the Old Act required that the authorized capital be fixed at a number approved by shareholders.  At the Company’s Annual and Special General Meeting held on June 2, 2005, shareholders of the Company passed a special resolution allowing for the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and that the Company’s Notice of Articles be altered accordingly.  On June 6, 2005, a Notice of Alteration was filed with the British Columbia Registrar of Companies allowing for the increase of the Company’s authorized share capital to an unlimited number of common shares. As of May 18, 2006 there were 36,818,538 common shares issued and outstanding.

As of 12/31/2005 there were an unlimited number of common shares without par value authorized.  In 12/31/2004, and 12/31/2003, there were 100,000,000 common shares without par value authorized.  At 12/31/2005, there were 33,506,010 common shares issued and outstanding.  As of 12/31/2004 there were 26,649,515 common shares issued and outstanding and as of 12/31/2003 there were 22,100,065 common shares issued and outstanding.

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

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement	82,000,000	$758,00
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option Private Placement Private Placement Issued for acquisition	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,200,000
Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement	803,000 25,000 3,750,000	$321,200 $6,250 $1,500,000
Fiscal 2005	Issued for property option Exercise of Share Purchase Warrants Private Placement Issued for Finder’s Fees	40,000 1,057,562 5,660,000 98,933	$10,000 $1,636,691 $3,396,000 $59,359
Fiscal 2006 (YTD)	Exercise of Share Purchase Warrants Exercise of Stock Options Private Placement Issued for Property Option	1,429,228 325,000 1,500,000 40,000	$1,052,658 $141,400 $1,800,000 $10,000

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

•

The New Act does not require that a company’s offer to purchase or the redemption of its own shares be made on a pro rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro rata.

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

Objects and Purposes

The Articles of Esperanza place no restrictions upon the type of business that the Company may engage in.

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

Required Ownership of Capital by Directors

Part 13 of the Articles

13.4. A director is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

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

a.1

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2005/2004/2003 is included with the related financial statements in this Annual Report.

10.H.  Documents on Display    --- No Disclosure Necessary ---

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

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 12/31/2005 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert at this time.

ITEM 16B. CODE OF ETHICS

The Board of Directors of the Corporation has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems. To facilitate meeting this responsibility, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has

•

adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants.

•

established a whistleblower policy which details complaint procedures for financial concerns.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2005	$11,900	N/A	$850	N/A
December 31, 2004	$18,176	$2,000	N/A	N/A

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2005 and 12/31/2004

Consolidated Statements of Operations and Deficit for the years ended

   12/31/2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended 12/31/2005, 2004 and

   2003

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. New Articles of the Company and Notice of Alteration (1)

2. Material Contracts:

1.

Letter agreement between the Issuer and Silver Standard Resources Inc. dated March 22, 2005 (1)

2.

Consulting Agreement between the Issuer and William J. Pincus dated July 25, 2003 (2)

3.

Consulting Agreement between the Issuer and Mr. Aristides Chavez dated December 1, 2003(2)

4.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003(2)

5.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003(2)

6.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003(2)

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

Certification pursuant to the Sarbanes-Oxley Act 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: June 26, 2006	By:

/s/ William J. Pincus
WILLIAM J. PINCUS
Chief Executive Officer

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2005, 2004 and 2003

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 April 19, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 19, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 19, 2006

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

 2005

2004

ASSETS

Current assets:

Cash and cash equivalents

$

1,981,014

$

1,450,716

Short-term investments

1,500,000

-

Receivables

63,022

25,562

Due from joint venture partner (Note 5(e) and (f))

140,366

-

Prepaid expenses

37,114

15,675

3,721,516

1,491,953

Equipment (Note 4)

28,436

8,836

Mineral properties (Notes 3 and 5)

1,176,208

6,985,726

$

4,926,160

$

8,486,515

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$        177,284

$       82,095

Shareholders’ Equity:

Share capital (Note 6)

11,707,396

8,105,024

Contributed surplus (Note 6)

2,802,979

2,430,001

Deficit

(9,761,499)

(2,130,605)

4,748,876

8,404,420

$

4,926,160

$

8,486,515

Nature of operations (Note 1)

Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“William Pincus”

Director

“Joseph J. Ovsenek”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2005	2004	2003

Royalty revenue	$ 5,182	$ 22,875	$ -

Operating expenses:
Accounting and legal	33,785	107,450	61,542
Administrative services (Note 7)	64,800	62,619	48,000
Amortization	2,314	1,221	-
Bank charges and interest expense	5,980	5,134	2,432
Consulting fees (Note 7)	128,278	144,513	148,841
Foreign exchange	5,225	69,537	15,498
Investor relations and shareholder communications	129,590	129,455	61,735
Office and sundry	36,024	23,165	15,364
Property examination costs	217,696	75,764	235,901
Rent	29,801	24,049	11,627
Stock-based compensation (Note 6(e))	263,070	211,905	157,585
Transfer agent and regulatory fees	56,917	55,311	70,273
Travel	28,750	27,518	13,567

	1,002,230	937,641	842,365

Loss before other items	(997,048)	(914,766)	(842,365)

Other items
Interest income	22,948	4,684	5,523
Write-off of mineral property (Note 5)	(31,604)	-	-
Write-down of mineral property (Note 5)	(6,625,190)	-	-

Loss for the year	(7,630,894)	(910,082)	(836,842)

Deficit, beginning of year	(2,130,605)	(1,220,523)	(383,681)

Deficit, end of year	$(9,761,499)	$(2,130,605)	$(1,220,523)

Basic and diluted loss per share	$ (0.27)	$ (0.04)	$ (0.05)

Weighted average number of shares outstanding	27,990,163	22,885,917	15,621,718

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2005	2004	2003

Cash provided by (used in):

Operations:
Loss for the year	$(7,630,894)	$(910,082)	$(836,842)
Items not affecting cash:
Amortization	2,314	1,221	-
Stock-based compensation	263,070	211,905	157,585
Write-off of mineral property costs	31,604	-	-
Write-down of mineral property costs	6,625,190	-	-
Changes in non-cash working capital items:
Receivables	(37,460)	10,076	69
Due from joint venture partner	(140,366)	-	-
Prepaid expenses	(21,439)	5,158	(20,833)
Accounts payable and accrued liabilities	95,188	(13,715)	52,007
	(812,793)	(695,437)	(648,014)

Investments:
Mineral property costs	(837,276)	(770,882)	(76,672)
Short-term investments	(1,500,000)	-	-
Purchase of equipment	(21,914)	(10,057)	-
	(2,359,190)	(780,939)	(76,672)

Financings:
Shares issued for cash	3,851,810	1,821,200	1,470,000
Shares issue costs	(149,529)	(1,920)	(6,384)
Cash acquired in business combination (Note 3)	-	-	138,767
	3,702,281	1,819,280	1,602,383

Cash consideration paid and other costs
of business combination (Note 3)	-	-	(210,242)

Increase in cash and cash equivalents	530,298	342,904	667,455

Cash and cash equivalents, beginning of year	1,450,716	1,107,812	440,357

Cash and cash equivalents, end of year	$1,981,014	$1,450,716	$1,107,812

Supplementary information:

Shares and warrants issued in business combination (Note 3)	$ -	$ -	$6,046,575
Shares issued as cost of share issuance	-	68,580	65,620
Shares issued for mineral properties	10,000	6,250	6,250
Warrants issued for finders’ fees on private placement	109,908	13,936	-
		)

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

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

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2005, the Company does not have any asset retirement obligations.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

3.

Business combination

Effective December 23, 2003, the Company acquired from General Minerals Corporation all of the outstanding common shares of its wholly-owned subsidiary, Compania Minera General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia, in consideration for the issuance of 4,000,000 common shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitled the holder to acquire one common share for $1.05 until December 23, 2005, and all such warrants expired unexercised.  The aggregate $2,046,575 in consideration represented by the warrants issued has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	97%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Weighted average fair value of warrants	$0.50

The Company also paid US$153,000 in cash consideration in connection with the acquisition.

This transaction was accounted for using the purchase method, with the Company being identified as the acquirer and the cost of the acquisition allocated to the identifiable assets of GM Bolivia based on the aggregate fair value of the consideration paid, as follows:

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

2,046,575

Cash consideration (US$153,000)

202,570

Transaction costs incurred on acquisition

7,672

$ 6,256,817

* based on a translation of the carrying amount of the Atocha Property in the accounts of GM Bolivia,    denominated in the Bolivian currency translated into American dollars then into Canadian dollars on the date of the business combination.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

4.

Equipment

	2005			2004	2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

Equipment and vehicle	$ 33,397	$ 4,961	$ 28,436	$ 8,836	$ -

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2003	$ 76,331	$ 6,125,672	$ 6,591	$ 6,208,594

Acquisition Costs and option payments	26,760	135,053	19,678	181,491

Exploration and Development:
Assays	4,650	19,654	165	24,469
Drilling	-	179,441	-	179,441
Field costs	8,960	12,523	362	21,845
Geological studies	116,794	112,511	9,685	238,990
Mapping and surveying	10,799	43,593	534	54,926
Travel food and accommodation	43,968	13,909	-	57,877
Property tax	18,093	-	-	18,093

Balance, December 31, 2004	306,355	6,642,356	37,015	6,985,726

Acquisition Costs and option payments	41,188	-	62,102	103,290

Exploration and Development:
Assays	34,760	-	7,451	42,211
Drilling	336,196	(32,595)	-	303,601
Field costs	22,736	1,462	16,873	41,071
Geological studies	182,879	3,161	68,903	254,943
Mapping and surveying	21,761	9,113	17,967	48,841
Office and administrative	1,872	1,472	-	3,344
Property tax	13,812	23,045	18,395	55,252
Road and access costs	16,936	-	-	16,936
Travel and related costs	63,458	2,176	11,955	77,589
Vehicle costs	12,332	-	11,255	23,587
	1,054,285	6,650,190	251,916	7,956,391
Less: Write-off of mineral property	-	-	(31,604)	(31,604)
Less: Write-down of mineral property	-	(6,625,190)	-	(6,625,190)
Less: Recovery from joint venture partner	-	-	(123,389)	(123,389)

Balance, December 31, 2005	$ 1,054,285	$ 25,000	$ 96,923	$ 1,176,208

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

5.

Mineral Properties (continued)

(a)

Cerro Jumil (formerly La Esperanza)

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

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid/issued
On May 7, 2004	US $15,000	25,000	Paid/issued
On May 7, 2005	US $25,000	40,000	Paid/issued
On May 7, 2006	US $25,000	40,000	-
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

The Company is also required to spend an aggregate of US$225,000 (US$225,000 incurred to date) on exploration within the first two years of the agreement.  This commitment was completed in May, 2005.

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

During the current year, management wrote-down the Atocha Property to a value of $25,000.

(c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

5.

Mineral Properties (continued)

(c)

Flor de Loto (continued)

Due Date	Cash Payment	Status
On signing	US$ 5,000	paid
December 15, 2004	US$ 10,000	paid
December 15, 2006	US$ 15,000	paid
December 15, 2007	US$ 30,000
December 15, 2008	US$500,000
US$585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(d)

Estrella

On May 5, 2004 the Company, by way of an option agreement, acquired the Estrella project located in Peru which consisted of 400 hectares.  The Company also acquired, through staking, an additional contiguous 1,200 hectare mineral concession.

During the year ended December 31, 2005, the Company abandoned this property and, as a result, wrote-off costs totaling $31,604.

(e)

San Luis

During the current year, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project was subject to the prospecting agreement described below at (f) with Silver Standard Resources Inc. (“Silver Standard”), a company with a common director.  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has additionally elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80 percent in phases by funding feasibility and development activities.

As at December 31, 2005, total San Luis property expenditures incurred were $139,219, all of which are recoverable from Silver Standard.

(f)

Silver Standard Exploration Program

The Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 ($130,828 contributed to December 31, 2005) and Esperanza will contribute US$200,000 ($87,219 contributed to December 31, 2005) during the first two years of the program.  These funds will be used for the identification and acquisition of new

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

5.

Mineral Properties (continued)

(f)

Silver Standard Exploration Program (continued)

prospects and will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current year, Peru exploration program expenditures totaled $219,959, of which $131,975 was recoverable from Silver Standard. ($130,828 received to December 31, 2005).

As at December 31, 2005, the excess of expenditures incurred over cash calls totaled $1,147.  As at December 31, 2005, Silver Standard had contributed $130,828 to Esperanza with respect to the prospecting agreement and Silver Standard’s share of expenditures was $131,975.

The balance of $140,366 due from Silver Standard at December 31, 2005 relates to recoveries of exploration costs in the San Luis joint venture and the Peru exploration program.

6.

Share Capital

(a)

Authorized

Unlimited number of common shares without par value.  During the current year, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

	Number of shares	Stated Value

Balance, December 31, 2002	14,557,865	$ 823,566

Shares issued for property option (Note 4(a))	25,000	6,250
Shares issued on private placement	2,140,000	535,000
Shares issued on second private placement	1,100,000	935,000
Shares issued as agent’s fees on second placement	77,200	65,620
Shares issued on acquisition of Atocha Property (Note 3)	4,000,000	4,000,000
Less: share issuance costs	-	(72,004)
Balance, December 31, 2003	21,900,065	6,293,432

Shares issued for property option (Note 5 (a))	25,000	6,250
Shares issued for exercise of warrants	803,000	321,200
Shares issued on private placement	3,750,000	1,500,000
Shares issued as finders’ fees on private placement	171,450	68,580
Less: share issuance costs	-	(70,502)
Warrants issued as finders’ fees	-	(13,936)
Balance, December 31, 2004	26,649,515	8,105,024

Shares issued for property option (Note 5(a))	40,000	10,000
Shares issued for exercise of warrants	1,057,562	455,809
Shares issued on private placement	5,660,000	3,396,000
Shares issued as finders’ fees on private placement	98,933	-
Less: share issuance costs	-	(149,529)
Warrants issued as finders’ fees on private placement	-	(109,908)

Balance, December 31, 2005	33,506,010	$ 11,707,396

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

6.

Share Capital (continued)

(b)

Issued and outstanding (continued)

On November 2, 2005, the Company closed a private placement of 5,660,000 units at a price of $0.60 each for gross proceeds of $3,396,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.85 until November 2, 2007.

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

As at December 31, 2005, stock options are outstanding enabling the holders to acquire up to 2,610,000 common shares with a weighted average exercise price of $0.39 per share, as follows:

	Number Outstanding	Exercise price	Number vested	Expiry date

Options granted August 18, 2003	1,000,000	$0.25	1,000,000	08/18/08
Options granted September 1, 2003	150,000	0.75	150,000	09/01/08
Options granted May 6, 2004	80,000	0.58 (i)	40,000	05/06/09
Options granted September 9, 2004	400,000	0.53	400,000	09/09/09
Options granted June 14, 2005	875,000	0.40	875,000	06/14/10
Options granted July 5, 2005	30,000	0.355	30,000	07/05/10
Options granted September 23, 2005	75,000	0.65	75,000	09/23/10
Balance, December 31, 2005	2,610,000		2,570,000

(i)

40,000 options with an exercise price of $0.58 will vest on May 6, 2006.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

6.

Share Capital (continued)

(d)

Warrants

As at December 31, 2005, share purchase warrants are outstanding enabling the holders to acquire up to 5,068,496 common shares with a weighted average exercise price of $0.73 per share, as follows:

Number outstanding	Exercise price	Expiry date
$
1,665,938	0.55 (i)	12/01/06
76,225	0.55 (i)	12/01/06
2,830,000	0.85 (ii)	11/02/07
496,333	0.65 (ii) (iii)	5/02/07
5,068,496

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.55 until December 1, 2006, but if the closing price for 20 consecutive trading days after December 1, 2004 exceeds $0.75 per share then the warrant may be exercised by the holder within 21 days of written notice thereof from the Company or they will terminate.

The value of $13,036 represented by the warrants issued as finders’ fees during the year ended December 31, 2004, has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.0%
Expected life of warrants	2 year
Fair value of warrants	$0.16

(ii)

Each warrant entitles the holder to purchase one common share at a price of $0.85 until November 2, 2007 but if the closing price for more than 20 consecutive trading days is greater than $1.15 per share after March 3, 2006, the warrants may be exercised by the holder within 21 days of written notice thereof from the Company or they will terminate.

(iii)

The value of $109,908 represented by the warrants issued as finders’ fees during the year ended December 31, 2005, has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	75%
Risk-free interest rate	3.33%
Expected life of warrants	1/2 year
Fair value of warrants	$0.22

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2005, the Company granted 980,000 stock options with a weighted average exercise price of $0.42 per share and expiry dates ranging from June 14 to September 23, 2010.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

6.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus (continued)

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

78%

Risk-free interest rate

3.9%

Expected life of options

5 years

Weighted average fair value of options

$

0.42

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $263,070 in 2005 which has been credited to contributed surplus.

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

7.

Related party transactions

Pursuant to a services agreement dated March 1, 2000, the Company paid Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common, a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year, the Company incurred $Nil (2004 - $10,500; 2003 - $42,000)) for services provided by Quest.  An additional fee of $Nil (2004 - $Nil; 2003 - $6,000) was paid to Quest for assistance with administrative services related to private placements.

The Company revised its services agreement with Quest commencing April 1, 2004, whereby Quest will provide office space on a monthly rental basis.  During the year ended December 31, 2005, $12,000 (2004 - $9,000; 2003 - $Nil)) was charged for rent by Quest and at December 31, 2005, the Company owed Quest $1,070 (2004 - $1,070).

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities.  During the current year, the Company paid $132,569 (2004 - $144,185; 2003 - $148,841) for consulting fees and health insurance benefits and advanced him $10,675 (2004 - $10,675; 2003 - $5,588)) for travel expenses which is included in prepaid expenses.  At December 31, 2005, the Company owed him $10,473 (2004 - $10,679) for the unpaid portion of these amounts.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties consists of amounts owed to directors and officers.  As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined.  All balances due to related parties are included in accounts payable and accrued liabilities.

8.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2005	2004	2003

Loss for the year	$ (7,630,894)	$ (910,082)	$ (836,842)

Expected income tax recovery	$ (332,800)	$ (324,000)	$ (297,900)
Effect of foreign tax rate differences	(1,677,500)	15,200	13,500
Non-deductible expenses	1,759,400	75,400	56,100
Unrecognized benefit of non-capital losses	250,900	233,400	228,300

Total income tax recovery	$ -	$ -	$ -

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

8.

Income taxes (continued)

The significant components of the Company's future income tax assets and liabilities at December 31, 2005 are as follows:

Future income tax assets:
Non-capital loss carryforwards	$ 965,300	$ 726,600	$ 657,700
Resource expenses	35,300	30,300	30,300
Share issuance costs	57,600	67,400	67,400
Equipment	300	-	-

Future income tax assets	1,058,500	824,300	755,400
Valuation allowance	(1,058,500)	(824,300)	(755,400)

Net future income tax assets	$ -	$ -	$ -

As at December 31, 2005, the Company has available for deduction against future taxable income non-capital losses of approximately $2,711,400.  These losses, if not utilized, will expire through to 2014.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

9.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral   properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Bolivia	Peru	Total
2005
Revenue	$ 22,948	$ -	$ 5,182	$ -	$ 28,130
Loss for the year	(932,000)	(11,950)	(6,616,835)	(70,109)	(7,630,894)
Assets	3,604,081	1,120,948	30,407	170,724	4,926,160
Capital expenditures	(8,220)	(737,930)	(6,545)	(106,495)	(859,190)

2004
Revenue	$ 4,684	$ -	$ 22,875	$ -	$ 27,559
Loss for the year	(757,953)	(32,381)	(50,192)	(69,556)	(910,082)
Assets	1,720,761	243,493	6,478,849	43,412	8,486,515
Capital expenditures	(10,057)	(230,024)	(516,684)	(30,424)	(787,189)

2003
Revenue	$ 5,523	$ -	$ -	$ -	$ 5,523
Loss for the year	(702,055)	(1,949)	-	(132,838)	(836,842)
Assets	4,446,129	71,174	2,826,690	28,884	7,372,877
Capital expenditures	-	(76,672)	-	-	(76,672)

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

10.

Subsequent events

Subsequent to December 31, 2005, the following events occurred:

(a)

The Company issued 801,566 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $575,504.

(b)

The Company issued 250,000 common shares pursuant to the exercise of stock options for proceeds totaling $111,400.

(c)

On February 21, 2006, the Company closed a private placement of 1,500,000 units at a price of $1.20 each for gross proceeds of $1,800,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $1.50 until August 21, 2007.  Finders’ fees relating to this private placement were comprised of the payment of $78,120, the issuance of 18,300 broker’s units on the same terms as the private placement and the issuance of 83,400 broker’s warrants exercisable at $1.50 per share on or before August 21, 2007.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies (Note 2d), mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under US GAAP, in accordance with Emerging Issues Task Force (EITF No. 04-02 -- Whether Mineral Rights are Tangible or Intangible Assets), the Company has capitalized mineral property acquisition costs for United States GAAP for the periods beginning after April 30, 2004 while all exploration costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005, 2004 and 2003

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2005	2004	2003
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs following Canadian GAAP	1,176,208	6,985,726	6,208,594
Less deferred property costs	(1,072,918)	(6,985,726)	(6,208,594)
Deferred property costs following U.S GAAP	103,290	-	-

b) Operations

Loss for the year following Canadian GAAP	(7,630,894)	(910,082)	(836,842)
Deferred property costs expensed under U.S. GAAP	(743,986)	(777,132)	(6,208,594)
Deferred property costs written-off under Canadian GAAP	6,656,794	-	-
Loss for the year under U.S. GAAP	(1,718,086)	(1,687,214)	(7,045,436)

c) Deficit

Closing deficit under Canadian GAAP	(9,761,499)	(2,130,605)	(1,220,523)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(1,072,918)	(6,985,726)	(6,208,594)
Closing deficit under U.S. GAAP	(10,834,417)	(9,116,331)	(7,429,117)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(812,793)	(695,437)	(648,014)
Add net loss following Canadian GAAP	7,630,894	910,082	836,842
Less net loss following U.S. GAAP	(1,718,086)	(1,687,214)	(7,045,436)
Less deferred property costs written-off under Canadian GAAP	(6,656,794)	-	-
Non-cash exploration costs expensed under U.S. GAAP	10,000	6,250	6,131,922
Cash applied to operations under U.S. GAAP	(1,546,779)	(1,466,319)	(724,686)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(2,359,190)	(780,939)	(76,672)
Add cash property costs expensed under U.S. GAAP	733,986	770,882	76,672
Cash received from (applied to) investing activities under U.S. GAAP	(1,625,204)	(10,057)	-

OTHER DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP

f)

Loss per Share

	For the years ended December 31,
	2005	2004	2003

Numerator: Loss for the year under U.S. GAAP	$ (1,718,086)	$ (1,687,214)	$ (7,045,436)
Denominator: Weighted-average number of shares outstanding	27,990,163	22,885,917	15,621,718
Basic and diluted loss per share under U.S. GAAP	$ (0.06)	$ (0.07)	$ (0.45)

#