Form 20-F
period 2006-12-31
ESPERANZA SILVER CORP
filed 2007-06-28
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission File Number:  0-31195

ESPERANZA SILVER CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           40,006,845 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes XXX   No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 67

ESPERANZA SILVER CORPORATION

FORM 20-F REGISTRATION STATEMENT

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 05/31/2007 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	54	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	55	December 14, 1999
Michael H. Halvorson (1)(6)	62	April 8, 2003
Joseph Ovsenek (1)(2)(3)(7)	49	June 2, 2005
Steve Ristorcelli (2)(3)(8)	51	June 2, 2005

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

(8)

393 Fricke Ct., Gardenville, NV 89460

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 05/31/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	54	September 30, 2002
Kim Casswell, Corporate Secretary	50	April 2, 2004
William Bond, Vice President, Exploration	55	August 1, 2003
David L. Miles, Chief Financial Officer	56	June 10, 2004
J Stevens Zuker, Senior Vice-President	53	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	49	January 22, 2007

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

Mr. Bartos’s business functions as Vice President, Chief Geologist include responsibility for assisting the President.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Northwest Law Group

Contact: Michael Provenzano

1055 West Georgia Street, Suite 1880

Vancouver, British Columbia V6E 3P3

Telephone: 604-687-5792

Facsimile: 604-687-6650

The Company’s bank is:

Bank of Montreal

First Bank Tower, Bentall 3

595 Burrard Street

Vancouver, British Columbia V7X 1L7

Contact: Rick Crame

Telephone: 604-665-2602

Facsimile: 604-668-1450

1.C Auditors

The Company’s auditor is:

De Visser Gray, Chartered Accountants

401 – 905 West Pender Street

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005/2004 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

The selected financial data as at and for the three-month periods ended 3/31/2007 and 3/31/2006 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/07	Ended 03/31/06	Ended 12/31/06	Ended 12/31/05	Ended 12/31/04	Ended 12/31/03	Ended 12/31/02

Revenue	$Nil	$Nil	$Nil	$5	$23	Nil	Nil
Income (Loss) for the Period	($679)	($270)	($1,573)	($7,631)	($910)	($837)	($212)
Basic Income (Loss) Per Share	($0.01)	($0.01)	($0.04)	($0.27)	($0.04)	($0.05)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	42,686	34,362	36,716	27,990	22,886	15,622	14,558
Period-end Shares	44,633	35,966	40,007	33,506	26,650	21,900	14,558

Working Capital	$4,991	$4,991	$5,091	$3,544	$1,410	$1,068	$439
Mineral Properties	$1,858	$1,858	$4,848	$1,176	$6,986	$6,209	None
Long-Term Debt	$Nil	$Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$14,109	$14,109	$18,012	$11,707	$8,105	$6,293	$824
Shareholders’ Equity	$6,872	$6,872	$9,985	$4,749	$8,404	$7,277	$440
Total Assets	$7,232	$7,232	$10,209	$4,926	$8,487	$7,373	$457

US GAAP
Net Loss	N/A	N/A	($3,641)	($1,718)	($1,648)	($7,045)	($212)
Loss Per Share	N/A	N/A	($0.10)	($0.06)	($0.07)	($0.45)	($0.01)
Mineral Properties	N/A	N/A	Nil	Nil	$39	Nil	Nil
Shareholders’ Equity	N/A	N/A	$6,883	$3,715	$1,457	$1,068	$440
Total Assets	N/A	N/A	$7,108	$3,892	$1,540	$1,164	$457

(1)

Cumulative Net Loss since incorporation through 12/31/2006 under US GAAP was ($14,436,102).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

b)

Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

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

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 3/31/2007 and 3/31/2006.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

May 2007	1.10	1.13	1.07	1.07
April 2007	1.14	1.16	1.11	1.12
March 2007	1.17	1.18	1.15	1.16
February 2007	1.17	1.19	1.16	1.16
January 2007	1.17	1.18	1.16	1.18
December 2006	1.15	1.17	1.14	1.17

Fiscal Quarter Ended 3/31/2007	1.17	1.19	1.15	1.15
Fiscal Quarter Ended 3/31/2006	1.16	1.18	1.13	1.17
Fiscal Quarter Ended 3/31/2005	1.23	1.26	1.19	1.22

Fiscal Year Ended 12/31/2006	1.13	1.18	1.09	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.14	1.16
Fiscal Year Ended 12/31/2004	1.30	1.40	1.17	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2007.  As of 3/31/2007, the Company has cash and cash equivalents totaling $17,745,191 and short-term investments totaling $NIL. The Company has no significant debt outstanding as of 3/31/2007 and had issued and outstanding common shares of 44,633,469.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
44,633,469 shares issued and outstanding	$32,313,586
Contributed Surplus	$3,808,191
Retained Earnings (deficit)	($12,012,755)
Net Stockholders’ Equity	$24,109,022

Stock Options Outstanding (At May 31, 2007):	3,995,000
Warrants Outstanding (May 31, 2007)(includes Agent’s Warrants):	3,684,701
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($14,436,102). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 3,955,000 share purchase options outstanding and 3,684,701 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 44,684,589 (as of May 31, 2007) to 52,324,290.

This represents an increase of 17% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend on the efforts of its Senior Management particularly its President, William Pincus; its Senior Vice President, Mr. J. Stevens Zuker; its Chief Financial Officer, Mr. David Miles; its Vice President - Exploration, Mr. William Bond; its Vice President and Chief Geologist, Dr. Paul Bartos and its Corporate Secretary, Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli and Mr. Joseph Ovsenek, members of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on both Brian Bayley and Michael Halvorson because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors. Esperanza does have a consulting agreement with William Pincus, the President/CEO and a Director of the Issuer.

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

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2006, the end of the Company's most recent fiscal year, there were 40,066,845 common shares issued and outstanding. At 3/31/2007, the end of the Company’s most recently completed fiscal quarter; there were 44,633,469 common shares issued and outstanding.

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
Fiscal 2006

Private Placement (12)

Finder’s Fee (13)

Issued for property option (3)

Issued for property option (3)

Exercise of Share Purchase Warrants (9)

Exercise of Broker Share Purchase Warrants (14)

Exercise of Share Purchase Warrants (15)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (18)

Issued for Property Option (3)

Exercise of Stock Options (19)

Exercise of Stock Options (20)

Exercise of Warrants (21)

Exercise of Broker Warrants (22)

Exercise of Broker Warrants (23)

Exercise of Stock Options (16)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (20)

Exercise of Stock Options (24)

Exercise of Stock Options (19)

Exercise of Share Purchase Warrants (10)

Exercise of Share Purchase Warrants (21)

Exercise of Broker Warrants (21)

		1,500,000 18,300 40,000 500,000 349,687 275,400 795,641 20,000 60,000 245,000 40,000 10,000 50,000 343,250 76,808 76,225 50,000 20,000 25,000 25,000 25,000 15,000 176,584 192,940 2,100	$1,800,000 $21,960 $10,000 $1,000,000 $192,328 $179,010 $676,295 $11,600 $31,800 $98,000 $10,000

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

In October 2006, the Issuer re-negotiated the option agreement and earned its option by paying US$417,375 plus VAT and issuing 500,000 common shares plus VAT in conjunction with the early exercise of the Issuer’s option to purchase a 100% interest in the property.

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

(15)

Thes shares were issued pursuant to the private placement described in (10) above.

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

(19)

These shares were issued pursuant to the grant of incentive stock options on July 5, 2006 exercisable at $0.355 per share for a period of five years to consultants of the issuer.

(20)

These shares were issued pursuant to the grant of incentive stock options on September 1, 2003 exercisable  at $0.75 per share for a period of five years to an officer and certain consultants of the issuer.

(21)

This private placement consisted of the sale of 1,500,000 units at a price of $1.20 per unit.  Each unit consisted of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to acquire one additional share at $1.50 per share until August 21, 2007.  In addition, brokers received Broker Warrants which are equal to 6% of the number of units sold by them.  The Broker Warrants are exercisable at $1.50 per share and expire on August 21, 2007.

(22)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (21) above.

(23)

These shares were issued to certain brokers as a finders fee pursuant to the private placement described in (8) above.

(24)

These shares were issued pursuant to the grant of incentive stock options on May 18, 2006 exercisable at $1.56 per share for a period of five years to directors, officers and consultants of the issuer.

Capital Expenditures

Fiscal Year

Fiscal 2002	Nil
Fiscal 2003	Nil
Fiscal 2004	$10,057
Fiscal 2005	$21,914
Fiscal 2006	$ 26,039
Fiscal 2007 (YTD)	$ 37,991

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

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005.  These warrants have subsequently expired without being exercised.  The Issuer also paid U.S. $153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for the Years Ended December 31, 2003 and 2002.

On December 1, 2004, the Issuer announced that it had completed a private placement whereby it raised $1,500,000. The proceeds from this private placement were, and continue to be, utilized for the Esperanza Project, new project generation and general corporate purposes.

On March 29, 2005 the Issuer announced the formation of a joint-venture with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.  Under the terms of the joint-venture agreement Silver Standard will contribute US$300,000 and the Issuer will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new properties.  The Issuer and Silver Standard will have an equal 50/50 interest on any prospect acquired however Silver Standard has the right to increase its ownership to 55% by spending the next US$500,000 and it will also have the right to finance any prospect to production allowing it to increase its interest to 80%. The prospecting joint-venture expired on March 28 of 2007. Notwithstanding this the San Luis project was discovered during this period and is the subject of a separate joint-venture described below.

On September 7, 2005, the Issuer announced the formation of a joint-venture to explore the newly discovered San Luis prospect in Peru together with Silver Standard.  Silver Standard also informed the Issuer that in accordance to pre-agreed terms, it was increasing its participation from 50% to 55% by funding the next US$500,000 in exploration work.

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

On May 10, 2007 the Company announced that it had concluded an agreement with Canadian Shield Resources Inc. concerning the Pucarana project in Peru. Esperanza has the right to earn a 60% interest in the Pucarana mining concessions by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the" Effective Date"), and by making payments of US$80,000 to the Company's 90% owned subsidiary, Gallant Minerals Peru Ltd. S.A. ("Canadian Shield Subco"). US$30,000 was paid upon signing the agreement.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2006/2007

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of approximately $17,500 at 5/31/2007

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 the Issuer expended $977,365 excluding stock based compensation on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $1,300,000 during Fiscal 2007

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2006, 12/31/2005, 12/31/2004, and 12/31/2003 the Issuer’s assets were located in Canada; Mexico; Peru and Bolivia. At 12/31/2002 all of the Issuer’s assets were located in Canada.

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

a.

The San Luis, Pucarana and Flor de Loto projects are located in Peru,

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

Acquisition of Interest

The property is currently held in a joint-venture with Silver Standard Resources Inc. The respective ownership is Esperanza with 45% and Silver Standard with 55%. It is comprised of 29 mineral concessions covering an area of approximately 25,000 hectares. In order to maintain the rights to these concessions in good standing an annual fee in respect to each concession must be paid to the government of Peru.

The joint-venture arose from the Peru Prospecting Joint Venture (Item 6 below). Under the terms of the agreement Silver Standard increased its ownership to 55 percent by spending the US$500,000 in December 2006. The subsequent US$1,500,000 was spent by the partners according to their ownership interests during the first quarter of 2007. Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

Location

The San Luis project is located in central Ancash Department, Peru. It is located approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine. See the following San Luis Property Map.

The property consists of 29 mineral concessions covering approximately 25,000 hectares. In order to maintain the rights to these concessions the Company must a mining good standing fee in respect of each concession to the government of Peru.

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

Based upon these results a drill program was designed. Drilling and road building permits were granted on May 2, 2006. Approximately 10 kilometers of road were built to access the Ayelén and other viens. Drilling began on September 25, 2006. Initial results from the drilling have confirmed the high gold and silver grades found on surface. 2006 drill results are summarized below.

San Luis Project
2006
Drill Hole Summary
DDH	from	to	Interval	au	Ag
	m	m	m	gpt	Gpt

SL06-01	45.0	51.3	6.3	48.70	1,180
SL06-02	68.5	77.6	9.1	23.46	626
SL06-03	54.2	60.9	6.6	25.26	576
SL06-04	77.9	86.1	8.2	18.60	509
includes	77.9	81.8	3.9	32.59	806
SL06-05	47.1	47.7	0.6	12.70	304
SL06-06	Vein Not Intercepted
SL06-07	40.6	41.5	0.9	7.90	157
SL06-07	48.7	49.7	1.0	7.50	66
SL06-08	54.6	56.6	2.0	13.70	138
SL06-09	38.7	41.6	2.9	197.30	3,578
SL06-10	62.0	68.4	6.4	91.57	2,050
SL06-11	63.1	64.7	1.6	18.84	549
SL06-12	Vein Not Intercepted
SLO6-13	88.4	92.9	4.5	30.09	906
SL06-14	34.3	35.5	1.2	19.88	866
SLO6-15	59.9	62.0	2.1	8.60	271
SLO6-16	42.9	53.8	10.9	50.16	914
includes	44.5	50.0	5.5	92.01	1,508

2007 Activities

During 2007 drilling has continued on the Ayelén, Ines and other veins.

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

On October 2, 2006 the Company announced that it had reached agreement with Recursos Cruz del Sur S.A. de C.V. ("RCS") to amend its existing agreement to allow for the early exercise of its option to purchase the Cerro Jumil gold property in Morelos State, Mexico. Esperanza paid CDN$417,375 in cash and issued 500,000 common shares of the Company to RCS. Under the original terms, Esperanza had remaining payments of US$ 25,000 due on May 7, 2007 and US$1,895,000 due on May 7, 2008. RCS will maintain a 3% net smelter return royalty on production from the property.

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

2006 Activities

Following April 2006 completion of the drill program begun in 2005 a geophysical survey was conducted during July and August. In December of 2006 the Company began a third phase of drilling with two drill rigs. This consists of a combination of exploration drilling and “in-fill” drilling to collect sufficient information necessary to complete a resource estimate. Drilling will continue through 2007.

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

On Dec. 23 2005 GMC allowed the warrants to expire without exercising them.

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

70°W
60°W
Peru
Lima
Brazil
La Paz
Bolivia
20°S
Atocha
Paraguay
Chile
Argentina
30°S
Esperanza
SILVER CORPORATION
Atocha Project
0 100 200 300 400 500
KILOMETRES
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

2006 Activities

The Company kept the property on a care and maintenance basis. The Company reached agreement with the 14th of September Mining Cooperative to lease a small portion of the claims.

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

Acquisition of Interest

On December 15, 2003, the Issuer entered into an option-to-purchase agreement with Sociedad Minera Flor de Loto (SMFL), the owner of the Flor de Loto project. By the terms of this agreement, the Issuer must make the following payments to SMFL:

Flor de Loto Property Option Payment Schedule
Due Date	Cash Payment (U.S. Dollars)	Status

December 15, 2003	$5,000	Paid
December 15, 2004	$10,000	Paid
December 15, 2005	$15,000	Paid
December 15, 2006	$25,000	Paid
December 15, 2007	$30,000
December 15, 2008	$500,000
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

2006 Activities

The Company kept the property on a care and maintenance basis as its exploration efforts were focused on the San Luis property during the year.

2007 Activities

The Company is in the process of applying for drill permits and is planning a 2000 meter diamond core drill program.

5.

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

The original Prospecting Joint-Venture was allowed to expire in March of 2007.

6.

Miscellaneous Other Properties

During 2006 and early 2007 the Company acquired other properties in Mexico and Peru through claims-staking or agreement with third parties. These properties are all early-stage or “grass-roots” projects with little work beyond initial geologic assessment and indicative rock sampling. These properties are summarized in the table below:

Esperanza Silver Corp.
Other Properties

Property Name	Country	Hectares	Acquired by

Galindo	Mexico	1800	Claim Staking
America	Mexico	2025	Claim Staking
Junipero	Mexico	2700	Claim Staking
Cerro Colpa	Peru	3000	Claim Staking
Cord. Negra	Peru	9000	Claim Staking
Pucarana	Peru	1900	Option Agreement

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2006, and 12/31/2005 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2006, the Issuer raised $4,990,872 through the sale of shares.

The Issuer continued to work on its mineral properties in Mexico and Peru as described earlier in this document in 4.D. Property, Plant and Equipment.

Results of Operations

Three Months Ended 3/31/2007 vs. Three Months Ended 3/31/2006

The Issuer recorded a net loss of $270,469 for the three months ended 3/31/2006 as compared to a net loss of $150,602 for the three months ended 3/31/2005.  The increase in the loss over the prior year was due to higher costs for consulting, property examinations and holding costs and for transfer agent and filing fees.  Consulting costs increased due to management bonuses which were expensed in the current quarter.  Property examination and holding costs were higher than the prior comparative quarter because the Company was performing regional exploration on both Peru and Mexico and incurred holdings costs on the Atocha property whereas in the prior comparative period the issuer was only performing regional work in Mexico.  Costs for transfer agent and filing fees were higher in the current quarter s the result of the completion of the private placement in February 2006.

The Issuer spent more on property examination costs in the current period compared to 2006 mainly due to increased regional exploration in Peru.  The Issuer’s property examination expenditures for the three-month-period ended March 31, 2006 are as follows:

Property Examination Costs	Three-Month-Period ended	Three-Month-Period ended
	March 31, 2007	March 31, 2006

Assay	$ 2,751	$ 1,684
Geologist & field costs	49,292	53,554
Office & Travel	20,405	$ 3,723
Mapping and surveying	-	7,981
Legal	-	-
Property taxes and licenses	17,626	23,009
Vehicle costs	9,802	1,253
Total	$ 99,876	$ 91,204

Fiscal 2006 Ended 12/31/2006 vs. Fiscal 2005 Ended 12/31/2005

The Company recorded a loss of $1,572,623 for year ended December 31, 2006 (2005 - $7,630,894).  The decrease in the loss over the prior year’s comparative period was due to the write-down of the Atocha property which occurred in 2005, partially offset by higher costs for stock-based compensation, consulting and property examination costs.  Consulting costs increased due to management bonuses.  Property examination and holding costs were higher than the prior comparative period because the Company was performing regional exploration in Peru and Mexico and incurred holding costs on the Atocha property whereas in the prior comparative period Esperanza was mainly performing regional work in Mexico.

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

Fiscal 2006 Ended 12/31/2006

The Company started 2006 with working capital of $3,544,232 and working capital as at December 31, 2006 was $5,091,012.  The increase in working capital of $1,546,780 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $4,991,000.  The proceeds from share issuances were partially offset by the loss for the period and investments in mineral properties of approximately $2,618,000.  Of the $2,618,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program on the Cerro Jumil property (formerly La Esperanza.

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

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, acquisition expenditures are capitalized, and all exploration expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

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

5.E.  Off-Balance Sheet Arrangements.

The issuer has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

The Company has no Contractual Obligations

At December 31, 2006, the Company had commitments with drilling companies to drill 2,000 meters in Mexico and 1,000 meters in Peru.  The estimated financial commitment for this work is US$300,000.  Subsequent to year-end these commitments were fulfilled.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/18/2006

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	53	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	51	December 14, 1999
Michael H. Halvorson (1)	Director	61	April 8, 2003
Steve Ristorcelli (2)(3)	Director	50	June 2, 2005
Joseph Ovsenek (1)(2)(3)	Director	48	June 2, 2005
J. Stevens Zuker	Senior Vice President	52	September 23, 2005
David L. Miles	Chief Financial Officer	55	June 10, 2004
Kim Casswell	Corporate Secretary	49	April 2, 2004
William Bond	V. P. Exploration	54	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	49	January 22, 2007

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

Paul J. Bartos (Vice President and Chief Geologist)

Dr. Bartos joined the company in January 2007 to assist in overseeing its exploration activities in Mexico and South America as the Company expands its programs, in particular at the San Luis gold/silver epithermal deposit in Peru and the Cerro Jumil bulk-tonnage gold deposit in Mexico. In 2005 and 2006 Dr. Bartos served on the Company's Executive Advisory Committee.

Dr. Bartos is a noted authority on epithermal deposits and was with ASARCO Inc. for 20 years, latterly as its Latin American Exploration and Business Development Manager. Among other exploration accomplishments, he was responsible for the discovery and development of mineral resources of the San Bartolome silver deposit in Bolivia. This deposit, containing an estimated 152 million ounces of silver reserves, is being taken into production by Coeur d'Alene Mines. Most recently Dr. Bartos was Director of the Geology Museum at the Colorado School of Mines where he also earned his doctorate in geology

David Miles (Chief Financial Officer)

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

Kim Casswell (Corporate Secretary)

Ms. Casswell has been the Corporate Secretary since April 2, 2004. She has held several corporate secretary positions with public companies listed on both the TSX Venture Exchange and the Toronto Stock Exchange since 1990.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 12/31/2006 was $423,979, paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the VP Exploration, and Kim Casswell, Corporate Secretary of the Issuer.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards		Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2006 2005 2004	Nil $Nil $Nil	$46,720 Nil Nil	$104,917 $111,317 $130,061	100,000 100,000 100,000	Nil Nil	Nil Nil	$19,057 $18,584 $18,580

Michael Halvorson, Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director (1)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Joseph Ovsenek, Director (1)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Quartermain, Director (2)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Bond, V.P.	2006 2005 2004	Nil Nil Nil	$23,360 Nil Nil	$39,884 $95,055 $97,143	75,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell, Corporate Secretary	2006 2005 2004	Nil Nil Nil	1,600 Nil Nil	$17,574 $16,900 $13,216	50,000 50,000 40,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L. Miles Chief Financial Officer	2006 2005 2004	Nil Nil Nil	$6,200 Nil Nil	$17,380 $12,260 21,979	50,000 50,000 40,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2006 2005 2004	Nil Nil Nil	5,840 Nil Nil	$110,504 $50,156 Nil	75,000 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Ristorcelli and Mr. Ovsenek were elected to the board of directors on June 2, 2005.

(2)

Mr. Quartermain resigned from the board of directors on May 18, 2005.

Table No. 7

Stock Option Grants in Fiscal 2006 Ended 12/31/2006

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	100,000	11.21%	$1.56	5/18/2006	5/18/2011	$1.56

Michael Halvorson	75,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

Brian Bayley	75,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

Steven Ristorcelli	75,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

Joseph Ovsenek	75,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

William Bond	50,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

Kim Casswell	50,000	5.60%	$1.56	5/18/2006	5/18/2011	$1.56

David Miles	50,000	5.60%	$1.56	5/18/2006	5/18/2011	$1.56

J. Stevens Zuker	75,000	8.40%	$1.56	5/18/2006	5/18/2011	$1.56

Consultants	242,500	27.17%	$1.56	5/18/2006	5/18/2011	$1.56

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
David Miles	40,000	$51,000	20,000 @ $0.58 / 0 10,000, @ $0.40 / 0 50,000 @ $1.56 / 0 16,666 /33,334 @ $3.35	$162,400
Kim Casswell	50,000	$74,500	20,000 @ $0.58 / 0 50,000 @ $1.56 / 0 16,666/33,334@ $3.35	$134,400
William Bond	20,000	$53,400	50,000 @ $0.75 / 0 50,000 @ $0.53 / 0 75,000 @ $1.56 / 0 25,000 / 50,000 @ $3.35	$379,000

____________________________________  _________________________________________

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  3,995,000 stock options have been granted as of May 31, 2007 and 420,000 were exercised during Fiscal 2006. In Fiscal 2007, 160,000 have been exercised to date . Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Joseph Ovsenek, Michael Halvorson and Brian Bayley. The Audit Committee met three times during Fiscal 2006.

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

6.D.  Employees

As of 5/31/2007, the Issuer had no employees only independent contractors, including the Senior Management.

6.E.  Share Ownership

Table No. 9 lists, as of 5/31/2007, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,699,868	3.73%
Common	Michael Halvorson (2)	1,307,500	2.89%
Common	Brian Bayley (3)	475,000	1.05%
Common	Steve Ristorcelli (4)	350,000	0.78%
Common	Joseph Ovsenek (5)	275,000	0.56%
Common	William Bond (6)	284,600	0.63%
Common	Kim Casswell (7)	120,000	0.27%
Common	David Miles (8)	130,000	0.29%
Common	J. Stevens Zuker (9)	315,000	0.70%
Common	Paul Bartos (10)	187,500	0.42%
	Total Directors/Management	5,144,468	10.70%

(1)

Of these shares, 900,000 are represented by currently exercisable share purchase options and 29,250 are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 475,000 are represented by currently exercisable share purchase options and 125,000 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 475,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 250,000 are represented by currently exercisable share purchase options and 20,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 250,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 250,000 are represented by currently exercisable share purchase options;

(7)

Of these shares, 120,000 are represented by currently exercisable share purchase options;

(8)

Of these shares, 130,000 are represented by currently exercisable share purchase options;

(9)

Of these shares, 225,000 are represented by currently exercisable share purchase options and 30,000 are represented by currently exercisable share purchase warrants; and

(10)

Of these shares, 125,000 are represented by currently exercisable share purchase options.

# Based on 44,684,589 shares outstanding as of 5/31/2007

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on April 1, 2003 which was amended on April 30, 2007. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/18/2007, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	200,000 100,000 100,000 100,000 400,000	$3.48 $1.56 $0.40 $0.53 $0.25	4/18/2007 5/18/2006 6/14/2005 9/09/2004 8/18/2003	4/18/2012 5/18/2011 6/14/2010 9/09/2009 8/18/2008

Michael Halvorson	75,000 75,000 75,000 200,000 50,000	$3.48 $1.56 $0.40 $0.53 $0.25	4/18/2007 5/18/2006 6/14/2005 9/09/2004 8/18/2003	4/18/2012 5/18/2011 6/14/2010 9/09/2009 8/18/2008

Brian Bayley	75,000 75,000 75,000 200,000 50,000	$3.48 $1.56 $0.40 $0.53 $0.25	4/18/2007 5/18/2006 6/14/2005 9/09/2004 8/18/2003	4/18/2012 5/18/2011 6/14/2010 9/09/2009 8/18/2008

Steven Ristorcelli	75,000 75,000 100,000	$3.48 $1.56 $0.40	4/18/2007 5/18/2006 6/14/2005	4/18/2012 5/18/2011 6/14/2010

Joseph Ovsenek	75,000 75,000 100,000	$3.48 $1.56 $0.40	4/18/2007 5/18/2006 6/14/2005	4/18/2012 5/18/2011 6/14/2010

William Bond	75,000 75,000 50,000 50,000	$3.48 $1.56 $0.53 $0.75	4/18/2007 5/18/2006 9/09/2004 9/01/2003	4/18/2012 5/18/2011 9/09/2009 9/01/2008

Kim Casswell	50,000 50,000 20,000	$3.48 $1.56 $0.58	4/18/2007 5/18/2006 5/06/2004	4/18/2012 5/18/2011 5/06/2009

David Miles	50,000 50,000 10,000 20,000	$3.48 $1.56 $0.40 $0.58	4/18/2007 5/18/2006 6/14/2005 5/06/2004	4/18/2012 5/18/2011 6/14/2010 5/06/2009

J. Stevens Zuker	75,000 75,000 75,000	$3.48 $1.56 $0.65	4/15/2007 5/18/2006 9/23/2005	4/18/2012 5/18/2011 9/23/2010

Paul Bartos	25,000 100,000	$3.48 $3.35	4/18/2007 1/22/2007	4/18/2012 1/22/2012

Consultants	172,500 25,000 217,500 100,000 75,000 5,000 200,000	$3.48 $3.70 $1.56 $0.40 $0.75 $0.355 $0.25	4/18/2007 1/08/2007 5/18/2006 6/14/2005 9/01/2003 7/05/2005 8/18/2003	4/18/2012 1/08/2012 5/18/2011 6/14/2010 9/01/2008 7/10/2010 8/18/2003

Total Officers/Directors      3,200,000

Total Employees/Consultants     795,000

Total Officers/Directors/Etc. 3,995,000

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

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(1)	6,459,600	14,46%

Based on 44,684,589 shares outstanding as of 05/31/2007.

(1) Silver Standard Resources Inc is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.  Its president, Robert Quartermain is a former director of the Issuer and now sits on the Issuer’s Executive Advisory Committee.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 5/31/2007, the Issuer’s shareholders’ list showed 44,684,589 common shares outstanding and 456 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:  1,671 “holders of record" resident in Canada, 3,302 “holders of record" resident in the USA, and 42 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 4,559  beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

--- No Disclosure Necessary ---

7.B.  Related Party Transactions

The Company has a services agreement with Quest Management Corp. (“Quest”).  Quest provides office space on a monthly rental basis.  The Company and Quest are related by virtue of having one director in common.  During the year ended December 31, 2006, a total of $15,000 (2005 - $12,000) was charged by Quest for rent and at December 31, 2006, the Company owed Quest $1,326 (2005 - $1,070).

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the year ended December 31, 2006, the President was paid $123,974 (2005 - $132,569) in consulting fees and health insurance benefits and $46,720 (2005 - $Nil) for a management bonus.  As at December 31, 2006, $10,525 (2005 - $10,473) was payable to the President of the Company and $10,675 (2005 - $10,675) has been advanced to the President for travel expenses.

Indirect Payments to William Pincus, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2006 $10,525 was owed to Mr. William Pincus for consulting services. This amount is unsecured, non-interest bearing, and has no fixed terms of repayment

Other than as disclosed above, there have been no transactions since 12/31/2006, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2006/2005 Ended December 31st

Unaudited Financial Statements:

March 31, 2007

March 31, 2006

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

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 05/31/07	$3.46	$2.93
Month Ended 04/30/07	$4.00	$3.15
Month Ended 03/31/07	$3.26	$3.15
Month Ended 02/28/07	$4.25	$3.14
Month Ended 01/31/07	$4.04	$3.25
Month Ended 12/31/07	$4.10	$3.00

Fiscal Year Ended 12/31/2006	$4.19	$0.85

Fiscal Quarter Ended 03/31/07	$4.25	$2.99
Fiscal Quarter Ended 12/31/06	$4.19	$1.65
Fiscal Quarter Ended 09/30/06	$1.95	$1.52

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of May 31, 2007 a total of 44,684,589 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 5/31/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/31/2007, the Issuer was aware of 141 holders of its 3,684,701  share purchase warrants, 78 of whom were resident in Canada, 19 offshore and 44 in the United States.  These warrants were issued in conjunction with 4 private placements for the purchase of a total of 15,020,000 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/01/2004	1,960,725	Nil	$0.55	$0.55	12/01/2006
11/07/2005	2,879,467	1,334,437	$0.85	$0.85	11/02/2007
11/07/2005	496,333	Nil	$0.65	$0.65	5/02/2007
2/21/2006	842,550	178,832	$1.50	$1.50	08/21/2007
2/08/2007	2,171,432	2,171,432	$4.35	$4.35	02/08/2009

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

As of 12/31/2006 and 12/31,2005 there were an unlimited number of common shares without par value authorized.  In 12/31/2004, and 12/31/2004, there were 100,000,000 common shares without par value authorized.  At 12/31/2006, there were 40,006,845 common shares issued and outstanding.  As of 12/31/2005 there were 33,506,010 common shares issued and outstanding and as of 12/31/2004 there were 26,649,515 common shares issued and outstanding.

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

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement	82,000,000	$758,00
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option Private Placement Private Placement Issued for acquisition	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,200,000
Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement	803,000 25,000 3,750,000	$321,200 $6,250 $1,500,000
Fiscal 2005	Issued for property option Exercise of Share Purchase Warrants Private Placement Issued for Finder’s Fees	40,000 1,057,562 5,660,000 98,933	$10,000 $1,636,691 $3,396,000 $59,359
Fiscal 2006	Exercise of Share Purchase Warrants Exercise of Stock Options Private Placement Issued for Property Option	4,022,535 420,000 1,500,000 540,000	$3,070,277 $198,400 $1,800,000 $1,010,000
Fiscal 2007 (YTD) Mar 31/07	Private Placement Exercise of Stock Options Exercise of Share Purchase Warrants	4,110,000 160,000 371,624	$15,001,500 $107,625 $422,656

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

•

The New Act permits a company to indemnify its directors without court approval whereas the Old Act required court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defense costs may also be advanced by a company in certain cases.

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

11.6

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

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003.(1)

e.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003. Amended October 2, 2006(1)

f.

Letter Agreement between the Issuer and Silver Standard Resources Inc. dated March 22, 2005.(2)

g.

Joint-venture agreement between the Issuer and Silver Standard Resources dated Sept 6, 2005. (2)

h.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006

i.

Amended Stock Option Plan dated April 30, 2007.

j.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2006/2005/2004 is included with the related financial statements in this Annual Report.

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

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 12/31/2006 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2006	$17,500	0	$1,650	0
December 31, 2005	$11,900	0	$850	0

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

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2006 and 12/31/2005

Consolidated Statements of Operations and Deficit for the years ended

12/31/2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended 12/31/2006, 2005 and

2004

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

4.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003(2)

5.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003(2)

6.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003. Amended October 2, 2006.(2)

7.

Joint-venture agreement between the Issuer and Silver Standard Resources Inc. dated Sept. 6, 2005.(2)

8.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006

9.

Amended Stock Option Plan dated April 30, 2007.

10.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

3. List of Foreign Patents – N/A
4. Calculation of earnings per share – N/A
5. Explanation of calculation of ratios – N/A

6. List of Subsidiaries –

Esperanza Resource (BVI) Inc.

Incorporated December 21, 2006

Owned 100% by Esperanza Silver Corporation

Directors:  William Pincus, John Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Attn:  Andrea Douglas

Esperanza Minerals (BVI) Inc.

Incorporated February 2, 2007

Owned 100% by Esperanza Silver Corporation

Directors:  William Pincus, John Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Attn:  Andrea Douglas

Esperanza Exploration (BVI) Inc.

Incorporated February 2, 2007

Owned 100% by Esperanza Silver Corporation

Directors:  William Pincus, J. Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Attn:  Andrea Douglas

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2006, 2005 and 2004

D E  V I S S E R  G R A Y LLP

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 April 17, 2007

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

2006

2005

ASSETS

Current assets:

Cash and cash equivalents

$

4,092,288

$

3,481,014

Receivables

587,480

63,022

Due from joint venture partner (Note 4(a) and (b))

597,840

140,366

Prepaid expenses

37,766

37,114

5,315,374

3,721,516

Equipment (Note 3)

46,333

28,436

Mineral properties (Note 4)

4,848,116

1,176,208

$

10,209,823

$

4,926,160

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$        224,362

$

177,284

Shareholders’ Equity:

Share capital (Note 5)

18,011,880

11,707,396

Contributed surplus (Note 5)

3,307,703

2,802,979

Deficit

(11,334,122)

(9,761,499)

9,985,461

4,748,876

$

10,209,823

$

4,926,160

Nature of operations (Note 1)

Commitments and contingencies (Note 7)

Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“Michael H. Halvorson”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2006	2005	2004

Operating expenses:
Accounting and legal	$ 68,787	$ 33,785	$ 107,450
Administrative services (Note 6)	32,140	64,800	62,619
Amortization	8,142	2,314	1,221
Bank charges and interest expense	11,753	5,980	5,134
Consulting fees (Note 6)	174,880	128,278	144,513
Foreign exchange	(15,317)	5,225	69,537
Investor relations and shareholder communications	152,237	129,590	129,455
Office and sundry	68,537	36,024	23,165
Property examination costs	307,822	217,696	75,764
Rent	50,706	29,801	24,049
Stock-based compensation (Note 5 (e))	750,524	263,070	211,905
Transfer agent and regulatory fees	93,020	56,917	55,311
Travel	24,658	28,750	27,518

Loss before other items	(1,727,889)	(1,002,230)	(937,641)

Other items
Interest income	155,266	22,948	4,684
Royalty revenue	-	5,182	22,875
Write-off of mineral property (Note 4)	-	(31,604)	-
Write-down of mineral property (Note 4)	-	(6,625,190)	-

Loss for the year	(1,572,623)	(7,630,894)	(910,082)

Deficit, beginning of year	(9,761,499)	(2,130,605)	(1,220,523)

Deficit, end of year	$(11,334,122)	$(9,761,499)	$(2,130,605)

Basic and diluted loss per share	(0.04)	$ (0.27)	$ (0.04)

Weighted average number of shares outstanding	36,715,551	27,990,163	22,885,917

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2006	2005	2004

Cash provided by (used in):

Operations
Loss for the year	$(1,572,623)	$(7,630,894)	$(910,082)
Items not affecting cash:
Amortization	8,142	2,314	1,221
Stock-based compensation	750,524	263,070	211,905
Write-off of mineral property costs	-	31,604	-
Write-down of mineral property costs	-	6,625,190	-
Changes in non-cash working capital items:
Receivables	(524,458)	(37,460)	10,076
Due from joint venture partner	(457,474)	(140,366)	-
Prepaid expenses	(652)	(21,439)	5,158
Accounts payable and accrued liabilities	60,934	95,188	(13,715)
	(1,735,607)	(812,793)	(695,437)

Investments:
Mineral property costs	(2,617,952)	(837,276)	(770,882)
Purchase of equipment	(26,039)	(21,914)	(10,057)
	(2,643,991)	(859,190)	(780,939)

Financings:
Shares issued for cash	5,068,992	3,851,810	1,821,200
Shares issue costs	(78,120)	(149,529)	(1,920)
	4,990,872	3,702,281	1,819,280

Increase in cash and cash equivalents	611,274	2,030,298	342,904

Cash and cash equivalents, beginning of year	3,481,014	1,450,716	1,107,812

Cash and cash equivalents, end of year	$4,092,288	$3,481,014	$1,450,716

Supplementary information:

Shares issued as cost of share issuance	$ -	$ -	$ 68,580
Shares issued for mineral properties	1,067,812	10,000	6,250
Warrants issued for finders’ fees on private placement	49,715	109,908	13,936
		)

During the year ended December 31, 2006, there was $99,480 (2005 - $113,336) in accounts payable that related to mineral property costs.

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

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

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2006, the Company does not have any asset retirement obligations.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

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

Effective January 1, 2003, the Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 5 (e)).

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

3.

Equipment

	2006		2005	2004
	Accumulated	Net Book	Net Book	Net Book
Cost	Amortization	Value	Value	Value

$ 59,436	$ 13,103	$46,333	$28,436	$ 8,836

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

4.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2004	306,355	6,642,356	37,015	6,985,726

Acquisition Costs and option payments	41,188	-	62,102	103,290

Exploration and Development:
Assays	34,760	-	7,451	42,211
Drilling	336,196	(32,595)	-	303,601
Field costs	22,736	1,462	16,873	41,071
Geological studies	182,879	3,161	68,903	254,943
Mapping and surveying	21,761	9,113	17,967	48,841
Office and administrative	1,872	1,472	-	3,344
Property tax	13,812	23,045	18,395	55,252
Road and access costs	16,936	-	-	16,936
Travel and related costs	63,458	2,176	11,955	77,589
Vehicle costs	12,332	-	11,255	23,587
	1,054,285	6,650,190	251,916	7,956,391
Less: Write-off of mineral property	-	-	(31,604)	(31,604)
Less: Write-down of mineral property	-	(6,625,190)	-	(6,625,190)
Less: Recovery from joint venture partner	-	-	(123,389)	(123,389)

Balance, December 31, 2005	$ 1,054,285	$ 25,000	$ 96,923	$ 1,176,208

Acquisition Costs and option payments	1,575,410	-	28,469	1,603,879

Assays	104,342	-	60,142	164,484
Community programs	-	-	29,405	29,405
Drilling	542,401	-	637,987	1,180,388
Field Costs	79,588	-	129,635	209,223
Geological Studies	448,369	-	359,565	807,934
Mapping and surveying	32,881	-	27,066	59,947
Office and administration	4,615	-	57,379	61,994
Professional fees	332	-	23,809	24,141
Property tax	20,830	-	109,410	130,240
Road and access costs	53,117	-	131,371	184,488
Site supervision	-	-	19,336	19,336
Travel and related costs	69,581	-	75,619	145,200
Vehicle costs	43,106	-	53,056	96,162
	4,028,857	-	1,839,172	5,893,029
Less: Recovery from joint venture partner	-	-	(1,044,913)	(1,044,913)

Balance, December 31, 2006	4,028,857	25,000	794,259	4,848,116

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

4.

Mineral Properties (continued)

(a)

San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project is subject to the prospecting agreement, described below at Note 4(b), with Silver Standard Resources Inc. (“Silver Standard”), a company with a director in common.  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has additionally increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 70 percent by funding a feasibility study and it may further increase its ownership to 80 percent by funding all development activities necessary to place the property into production.  As at December 31, 2006, total cumulative San Luis property expenditures incurred, including capitalized equipment costs, were US$1,919,471, of which US$498,693 ($581,675 Canadian) remains recoverable from Silver Standard.

(b)

Silver Standard Exploration Agreement

The Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 (US$210,273 contributed to December 31, 2006) and Esperanza will contribute US$200,000 (US$140,182 contributed to December 31, 2006) during the first two years of the program.  These funds will be used for the identification and acquisition of new prospects and will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current year, Peru exploration program expenditures totaled $178,158, of which $106,895 was recoverable from Silver Standard.  As at December 31, 2006, total cumulative Peru exploration program expenditures incurred were $401,445, of which $16,165 remains recoverable from Silver Standard.

As at December 31, 2006, the excess of expenditures incurred over cash calls totaled $16,165.  As at December 31, 2006, Silver Standard had contributed $224,960 to Esperanza with respect to the prospecting agreement and Silver Standard’s share of expenditures was $241,125.

The balance of $597,840 due from Silver Standard at December 31, 2006 relates to recoveries of exploration costs in the San Luis joint venture and the Peru exploration program.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

4.

Mineral Properties (continued)

(c)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option was US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares was as follows:

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid/issued
On May 7, 2004	US $15,000	25,000	Paid/issued
On May 7, 2005	US $25,000	40,000	Paid/issued
On May 7, 2006	US $25,000	40,000	Paid/issued
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

 In May of 2006, the Company paid US$25,000 and issued 40,000 common shares to Recursos to meet its 2006 commitment under the option agreement.  The Company was also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement.  This commitment was completed in May, 2005.

In October, 2006, the Company renegotiated the option agreement and earned its option by paying US$417,375 plus VAT and issuing 500,000 common shares plus VAT in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the property.  The property is subject to a 3 percent net smelter return royalty on any mineral production.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006 and 2005

4.

Mineral Properties (continued)

 (d)

Flor de Loto, Peru

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

December 15, 2005

US$

15,000

paid

December 15, 2006

US$

25,000

paid

December 15, 2007

US$

30,000

December 15, 2008

US$

500,000

US$

585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(e)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.  The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia. The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

During the year ended December 31, 2005, management wrote-down the carrying value of the Atocha Property to $25,000.  In September of 2006 the Company signed an agreement with a Bolivian mining cooperative to exploit certain of the Atocha concessions. The cooperative pays a one percent net smelter revenue royalty.

(f)

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

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Share Capital

(a)

Authorized

An unlimited number of common shares without par value.  During the year ended December 31, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance, December 31, 2003	21,900,065	$ 6,293,432	$ 2,204,160

Shares issued for property option (Note 4(c))	25,000	6,250
Shares issued for exercise of warrants	803,000	321,200
Shares issued on private placement	3,750,000	1,500,000
Shares issued as finders’ fees on private placement	171,450	68,580
Less: share issuance costs	-	(70,502)
Warrants issued as finders’ fees	-	(13,936)	13,936
Stock based compensation	-	-	211,905

Balance, December 31, 2004	26,649,515	8,105,024	2,430,001

Shares issued for property option (Note 4(c))	40,000	10,000
Shares issued for exercise of warrants	1,057,562	455,809
Shares issued on private placement	5,660,000	3,396,000
Shares issued as finders’ fees on private placement	98,933	-
Less: share issuance costs	-	(149,529)
Warrants issued as finders’ fees on private placement	-	(109,908)	109,908
Stock based compensation	-	-	263,070

Balance, December 31, 2005	33,506,010	11,707,396	2,802,979

Shares issued for property option (Note 4(c))	540,000	1,067,812
Shares issued for exercise of options	420,000	198,400
Shares issued for exercise of warrants	4,022,535	3,070,592
Shares issued on private placement	1,500,000	1,800,000
Shares issued as finders’ fees on private placement	18,300	-
Less: share issuance costs	-	(78,120)
Warrants issued as finders’ fees on private placement	-	(49,715)	49,715
Reclassification on exercise of stock options	-	131,956	(131,956)
Reclassification on exercise of agents’ warrants	-	163,559	(163,559)
Stock based compensation	-	-	750,524

Balance, December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703

On February 21, 2006, the Company closed a private placement of 1,500,000 units at a price of $1.20 each for gross proceeds of $1,800,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $1.50 until August 21, 2007.   Finders’ fees for this private placement included cash payments totaling $78,120, the issuance of 18,300 units on the same terms as the private placement and the issuance of 83,400 Broker’s Warrants exercisable at $1.50 and expiring August 21, 2007.

On November 2, 2005, the Company closed a private placement of 5,660,000 units at a price of $0.60 each for gross proceeds of $3,396,000.  Each unit consisted of one common share and one half share purchase warrant,

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Share Capital (continued)

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

The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.  During the years ended December 31, 2006 2005 and 2004 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2003	1,150,000	$ 0.32
Granted	480,000	0.54
Balance as of December 31, 2004	1,630,000	0.38
Granted	980,000	0.42
Balance as of December 31, 2005	2,610,000	0.39
Granted	892,500	1.56
Exercised	(420,000)	0.47
Balance as of December 31, 2006	3,082,500	0.72

As at December 31, 2006, stock options are outstanding enabling the holders to acquire up to 3,082,500 common shares with a weighted average exercise price of $0.72 per share, as follows:

	Number Outstanding	Exercise Price	Number vested	Expiry date

Options granted August 18, 2003	1,000,000	$0.25	1,000,000	08/18/08
Options granted September 1, 2003	100,000	0.75	100,000	09/01/08
Options granted May 6, 2004	60,000	0.48	60,000	05/06/09
Options granted September 9, 2004	325,000	0.53	325,000	09/09/09
Options granted June 14, 2005	610,000	0.40	610,000	06/14/10
Options granted July 5, 2005	20,000	0.355	20,000	07/05/10
Options granted September 23, 2005	75,000	0.65	75,000	09/23/10
Options granted May 18, 2006	892,500	1.56	892,500	05/18/11
Balance, December 31, 2005	3,082,500		3,082,500

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Share Capital (continued)

(c)

Warrants

During the years ended December 31, 2006, 2005 and 2004 the change in warrants outstanding was as follows:

Number of Shares		Weighted Average Exercise Price

Balance as of December 31, 2003	7,317,200	$ 0.89
Granted	1,960,725	0.55
Exercised	(803,000)	0.40
Balance as of December 31, 2004	8,474,925	0.89
Granted	3,326,330	0.85
Exercised	(1,057,562)	0.43
Expired	(5,675,200)	1.15
Balance as of December 31, 2005	5,068,493	0.73
Granted	842,550	1.50
Exercised	(4,022,535)	0.76
Balance as of December 31, 2006	1,888,508	1.00

As at December 31, 2006, share purchase warrants are outstanding enabling the holders to acquire up to 1,935,126 common shares with a weighted average exercise price of $1.00 per share, as follows:

Number outstanding	Exercise price	Expiry date

1,466,016	$ 0.85 (i)	11/02/07
406,750	1.50 (ii)	8/21/07
15,742	1.50 (ii)	8/21/07
1,888,508

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.85 until November 2, 2007. However, if the closing price for more than 20 consecutive trading days is equal to or greater than $1.15 per share after March 3, 2006, then the Company may accelerate the expiry of the warrant by written notice to the warrant holder.  The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given to exercise their warrants or they will terminate.

(ii)

Each warrant entitles the holder to purchase one common share at a price of $1.50 until August 21, 2007.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Share Capital (continued)

(iii)

The value of $49,715 represented by the warrants issued as finders’ fees during the current year,  (Note 5 (b)), has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.50%
Expected life of warrants	1.50 years
Fair value of warrants	$0.54

(iv)

The value of $109,908 represented by the warrants issued as finders’ fees during the year ended December 31, 2005, has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	75%
Risk-free interest rate	3.33%
Expected life of warrants	1/2 year
Fair value of warrants	$0.22

(v)

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

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2006, the Company granted 892,500 stock options with an exercise price of $1.56 per share and an expiry date of May 18, 2011.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

79%

Risk-free interest rate

4.16%

Expected life of options

3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $750,524 in 2006 which has been credited to contributed surplus.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus (continued)

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

6.  Related party transactions

Pursuant to a services agreement dated March 1, 2000, the Company paid Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common, a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year, the Company incurred $Nil (2005 – Nil; 2004 - $10,500) for services provided by Quest.

The Company revised its services agreement with Quest commencing April 1, 2004, whereby Quest will provide office space on a monthly rental basis.  During the year ended December 31, 2006, $15,000 (2005 - $12,000; 2004 - $9,000) was charged for rent by Quest and at December 31, 2006, the Company owed Quest $1,326 (2005 - $1,070; 2004 - $1,070).

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the current year, the Company paid $123,974 (2005 - $132,569; 2004 - $144,185) for consulting fees and health insurance benefits and $46,720 (2005 – Nil; 2004 – Nil) for a bonus.  At December 31, 2006, the Company owed him $10,525 (2005 - $10,473; 2004 - $10,679) for the unpaid portion of these amounts.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

6.  Related party transactions (continued)

At December 31, 2006, the Company had advanced him $10,675 (2005 - $10765; 2004 - $10,675) for travel expenses which is included in prepaid expenses.

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

7.

Commitments and contingencies

At December 31, 2006, the Company had commitments with drilling companies to drill 2,000 meters in Mexico and 1,000 meters in Peru.  The estimated financial commitment for this work is US$300,000.  Subsequent to year-end these commitments were fulfilled.

8.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2006	2005	2004

Loss for the year	$ (1,572,623)	$ (7,630,894)	$ (910,082)

Expected income tax recovery	(489,400)	$ (332,800)	$ (324,000)
Effect of foreign tax rate differences	(39,400)	(1,677,500)	15,200
Non-deductible expenses	238,500	1,744,600	75,400
Unrecognized benefit of non-capital losses	290,300	265,700	233,400

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities at December 31, 2006 are as follows:

	2006	2005	2004
Future income tax assets:
Non-capital loss carryforwards	$ 994,900	$ 876,500	$ 726,600
Resource expenses	(518,500)	(451,900)	30,300
Share issuance costs	61,600	57,600	67,400
Equipment	2,900	3,500	-

Future income tax assets	540,900	485,700	824,300
Valuation allowance	(540,900)	(485,700)	(824,300)

Net future income tax assets	$ -	$ -	$ -

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

8.

Income taxes (continued)

As at December 31, 2006, the Company has available for deduction against future taxable income non-capital losses from Canadian operations of approximately $2.9 million.  Foreign non-capital losses and potential other foreign income tax pools are currently being substantiated and have not been recognized as future income tax assets.  Non-capital losses, if not utilized, will expire through 2026.  Future tax benefits which may arise as a result of these non-capital losses and other income tax pools have not been recognized in these financial statements and have been offset by a valuation allowance.

9.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral   properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Bolivia	Peru	Total
2006
Revenue	$ 155,266	$ -	$ -	$ -	$ 155,266
Loss for the year	(1,434,487)	(10,075)	(40,380)	(87,681)	(1,572,623)
Assets	4,687,910	4,289,413	31,770	1,200,730	10,209,823
Capital expenditures	(20,459)	(1,906,759)	-	(702,917)	(2,630,135)

2004
Revenue	$ 22,948	$ -	$ 5,182	$ -	$ 28,130
Loss for the year	(932,000)	(11,950)	(6,616,835)	(70,109)	(7,630,894)
Assets	3,604,081	1,120,948	30,407	170,724	4,926,160
Capital expenditures	(8,220)	(737,930)	(6,545)	(106,495)	(859,190)

2003
Revenue	$ 4,684	$ -	$ 22,875	$ -	$ 27,559
Loss for the year	(757,953)	(32,381)	(50,192)	(69,556)	(910,082)
Assets	1,720,761	243,493	6,478,849	43,412	8,486,515
Capital expenditures	(10,057)	(230,024)	(516,684)	(30,424)	(787,189)

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

10.

Subsequent events

Subsequent to December 31, 2006, the following events occurred:

(a)

The Company issued 371,624 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $442,656.

(b)

The Company issued 160,000 common shares pursuant to the exercise of stock options for proceeds totaling $107,925.

(c)

On February 8, 2007, the Company closed a private placement of 4,110,000 units at a price of $3.65 each for gross proceeds of $15,001,500.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $4.35 until February 8, 2009.  Finders’ fees relating to this private placement were comprised of the payment of $899,949, the issuance of agents’ options enabling the agents to acquire up to 232,864 units with an exercise price of $3.65 per unit on the same terms as the private placement but with warrants expiring February 8, 2008.

(d)

On March 26, 2007 the Company was informed by Silver Standard Resources Inc. that it had elected to exercise its option to earn up to 70 percent of the San Luis project in Peru by funding all activities necessary to complete a feasibility study.

(e)

In March, 2007, the joint exploration program between the Company and Silver Standard Resources Inc. was allowed to expire.

(f)

In March of 2007, the Company signed a letter of intent (“LOI”) with Canadian Shield Resources Inc. (“CSRI”) to acquire up to a 60% interest in the Pucarana Property located in Orcopampa district, southern Peru..  Pursuant to the LOI, Esperanza will have an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year.  Esperanza will also have the option to earn a subsequent 9% (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period.  A cash payment of US$30,000 is due on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2006, 2005 and 2004

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2006	2005	2004
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs under Canadian GAAP	4,848,116	1,176,208	6,985,726
Deferred property costs expensed under U.S. GAAP	(3,101,980)	(1,033,951)	(6,946,759)
Deferred property costs under U.S GAAP	1,746,136	142,257	38,967

b) Operations

Loss for the year following Canadian GAAP	(1,572,623)	(7,630,894)	(910,082)
Deferred property costs expensed under U.S. GAAP	(2,068,029)	(743,986)	(738,165)
Deferred property costs written-off under Canadian GAAP	-	6,656,794	-
Loss for the year under U.S. GAAP	(3,640,652)	(1,718,086)	(1,648,247)

c) Deficit

Closing deficit under Canadian GAAP	(11,334,122)	(9,761,499)	(2,130,605)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(3,101,980)	(1,033,951)	(6,946,759)
Closing deficit under U.S. GAAP	(14,436,102)	(10,795,450)	(9,077,364)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(1,735,607)	(812,793)	(695,437)
Add net loss following Canadian GAAP	1,572,623	7,630,894	910,082
Less net loss following U.S. GAAP	(3,640,652)	(1,718,086)	(1,648,247)
Less deferred property costs written-off under Canadian GAAP	-	(6,656,794)	-
Cash applied to operations under U.S. GAAP	(3,803,636)	(1,556,779)	(1,433,602)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(2,643,991)	(2,359,190)	(780,939)
Add cash property costs expensed under U.S. GAAP	2,068,029	743,986	738,165
Cash received from (applied to) investing activities under U.S. GAAP	(575,962)	(1,615,204)	(42,774)

	For the years ended December 31,
f) Loss per Share	2006	2005	2004

Numerator: Loss for the year under U.S. GAAP	$(3,640,652)	$(1,718,086)	$(1,687,214)
Denominator: Weighted-average number of shares outstanding	36,715,551	27,990,163	22,885,917
Basic and diluted loss per share under U.S. GAAP	$ (0.10)	$ (0.06)	$ (0.07)

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: June 27, 2007	By:

/s/ William J. Pincus
WILLIAM J. PINCUS
Chief Executive Officer

#