Form 20-F
period 2007-12-31
ESPERANZA SILVER CORP
filed 2008-06-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission File Number:

0-50824

ESPERANZA SILVER CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class       Name on each exchange on which registered

None                     None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 46,326,821

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ___   No  _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.     Yes _X_      No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___Accelerated filer   Non-accelerated filer    X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No   X     N/A

Index to Exhibits on Page 74

ESPERANZA SILVER CORPORATION

FORM 20-F ANNUAL REPORT

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 06/10/2008 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	55	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	56	December 14, 1999
Michael H. Halvorson (1) (2) (3)(6)	63	April 8, 2003
Steve Ristorcelli (2)(3)(7)	52	June 2, 2005

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

Suite 680 – 1580 Lincoln Avenue, Denver, Colorado,   80203-1501

(5)

Suite 1028-550 Burrard Street, Vancouver, B.C. V6C 2B5

(6)

7928 Rowland Road, Edmonton, AB T8A 3W1

(7)

393 Fricke Ct., Gardenville, NV 89460

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 06/10/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	55	September 30, 2002
Kim Casswell, Corporate Secretary	51	April 2, 2004
William Bond, Vice President, Exploration	56	August 1, 2003
David L. Miles, Chief Financial Officer	57	June 10, 2004
J Stevens Zuker, Senior Vice-President	54	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	50	January 22, 2007

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

Ms. Casswell’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Caswell may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

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

650 West Georgia Street, Suite 950

Vancouver, British Columbia V6B 4N8

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

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007/2006/2005 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

The selected financial data as at and for the three-month periods ended 3/31/2008 and 3/31/2007 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3 Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/08	Ended 03/31/07	Ended 12/31/07	Ended 12/31/06	Ended 12/31/05	Ended 12/31/04	Ended 12/31/03

Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ 5	$ 23	Nil
Income (Loss) for the Period	($1,409)	($679)	($2,839)	($1,573)	($7,631)	($910)	($837)
Basic Income (Loss) Per Share	($0.03)	($0.02)	($0.06)	($0.04)	($0.27)	($0.04)	($0.05)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	46,959	42,686	44,550	36,716	27,990	22,886	15,622
Period-end Shares	47,257	44,633	46,327	40,007	33,506	26,650	21,900

Working Capital	$13,502	$18,229	$15,037	$ 5,091	$ 3,544	$ 1,410	$ 1,068
Mineral Properties	$10,913	$ 5,804	$ 9,567	$ 4,848	$ 1,176	$ 6,986	$ 6,209
Long-Term Debt	Nil	$ Nil	NIL	Nil	Nil	Nil	Nil
Capital Stock	$34,450	$32,314	$34,013	$18,012	$11,707	$ 8,105	$ 6,293
Shareholders’ Equity	$24,539	$24,109	$24,742	$ 9,985	$ 4,749	$ 8,404	$ 7,277
Total Assets	$24,893	$24,673	$25,818	$10,209	$ 4,926	$ 8,487	$ 7,373

US GAAP
Net Loss	N/A	N/A	$ 7,386	($3,641)	($1,718)	($1,648)	($7,045)
Loss Per Share	N/A	N/A	($0.18)	($0.10)	($0.06)	($0.07)	($0.45)
Mineral Properties	N/A	N/A	$ 1,918	$ 1,746	$ 142	$ Nil	Nil
Shareholders’ Equity	N/A	N/A	$17,093	$ 6,883	$ 3,715	$ 1,457	$ 1,068
Total Assets		N/A	$18,169	$ 7,108	$ 3,892	$ 1,540	$ 1,164

(1)

Cumulative Net Loss since incorporation through 12/31/2007 under US GAAP was ($21,823).

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

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 3/31/2008 and 3/31/2007.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

May 2008	1.00	1.02	0.98	0.99
April 2008	1.01	1.03	1.00	1.01
March 2008	1.00	1.03	0.98	1.03
February 2008	1.00	1.02	0.97	0.98
January 2008	1.01	1.03	0.99	1.00
December 2007	1.00	1.02	0.99	0.99

Fiscal Quarter Ended 3/31/2008	1.00	1.03	0.97	1.03
Fiscal Quarter Ended 3/31/2007	1.17	1.19	1.15	1.15
Fiscal Quarter Ended 3/31/2006	1.16	1.18	1.13	1.17

Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.13	1.18	1.09	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.14	1.16
Fiscal Year Ended 12/31/2004	1.30	1.40	1.17	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2008.  As of 3/31/2008, the Company has cash and cash equivalents totaling $13,079,908 and short-term investments totaling $Nil. The Company has no significant debt outstanding as of 3/31/2008 and had issued and outstanding common shares of 47,256,821.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
47,256,821 shares issued and outstanding	$34,450,378
Contributed Surplus	$5,671,115
Retained Earnings (deficit)	($15,582,066)
Net Stockholders’ Equity	$24,539,427

Stock Options Outstanding (At May 31, 2007):	4,348,500
Warrants Outstanding (May 31, 2007)(includes Agent’s Warrants):	2,055,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($21,822,569). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 4,348,500 share purchase options outstanding and 2,055,000 share purchase warrants outstanding. If all of the share purchase warrants, share purchase options, and share purchase agent’s warrants were exercised, the number of common shares issued and outstanding would increase from 47,256,821 (as of June 10, 2008) to 53,660,321.

This represents an increase of 13.55% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend on the efforts of its Senior Management particularly its President, William Pincus; its Senior Vice President, Mr. J. Stevens Zuker; its Chief Financial Officer, Mr. David Miles; its Vice President - Exploration, Mr. William Bond; its Vice President - Exploration, and Vice President - Chief Geologist, Dr. Paul Bartos and its Corporate Secretary, Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli, a member of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on both Brian Bayley and Michael Halvorson because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors. Esperanza does have consulting agreements with William Pincus, the President/CEO and a Director of the Issuer.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 4,348,500 share purchase options outstanding which, if exercised, would result in an additional 4,348,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Esperanza.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Company Act (the “Old Act”).   Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the Old Act.  As a consequence, all British Columbia companies are now governed by the New Act. There are no residency requirements for directors under the New Act, however, half of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

   Suite 300, 570 Granville Street

   Vancouver, British Columbia, Canada  V6C 3P1

   Telephone: (604) 685-2242

   Facsimile: (604) 688-1157.

   Website: www.esperanzasilver.com

   Email: kcasswell@explgp.com

The contact person is: Mr. William Pincus, President and Chief Executive Officer.

The Issuer's fiscal year ends December 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “EPZ”.

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2007, the end of the Company's most recent fiscal year, there were 46,326,821 common shares issued and outstanding. At 3/31/2008, the end of the Company’s most recently completed fiscal quarter; there were 47,256,821 common shares issued and outstanding.

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
Fiscal 2006

Private Placement (12)

Finder’s Fee (12)

Issued for property option (3)

Issued for property option (3)

Exercise of Share Purchase Warrants (8)

Exercise of Broker Share Purchase Warrants (10)

Exercise of Share Purchase Warrants (10)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (18)

Issued for Property Option (3)

Exercise of Stock Options (20)

Exercise of Warrants (21)

Exercise of Broker Warrants (22)

Exercise of Broker Warrants (23)

Exercise of Stock Options (16)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (20)

Exercise of Stock Options (24)

Exercise of Stock Options (19)

Exercise of Share Purchase Warrants (10)

Exercise of Share Purchase Warrants (21)

Exercise of Broker Warrants (21)

		1,500,000 18,300 40,000 500,000 1,742,160 496,333 1,363,984 20,000 60,000 265,000 40,000 125,000 420,058 343,250 76,808 76,225 50,000 20,000 25,000 25,000 10,000 15,000 176,584 192,940	$1,800,000 $21,960 $10,000 $1,000,000 $958,188 $322,616 $1,159,386 $11,600 $31,800 $106,000 $10,000 $93,750 $630,087 $514,875 $422,444 $44,210 $29,000 $10,600 $18,750 $39,000 $3,550 $264,876 $289,410
Fiscal 2007

Private Placement (25)

Issued for property option (26)

Exercise of Share Purchase Warrants (21)

Exercise of Broker Share Purchase Warrants (21)

Exercise of Share Purchase Warrants (10)

Exercise of Stock Options (18)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (20)

Exercise of Stock Options (24)

Exercise of Stock Options (19)

		4,110,000 40,000 406,750 15,742 1,515,484 60,000 50,000 25,000 25,000 57,000 15,000	$15,001,500 $80,000 $610,125 $23,613 $1,288,161 $24,000 $29,000 $13,250 $18,750 $88,920 $5,325
Fiscal 2008 (Y-T-D)	Exercise of options (18) Exercise of options (27) Exercise of options (16) Issued for property (26)	100,000 800,000 10,000 35,000	$40,000 200,000 $5,800 $70,000

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

(25)

This Private Placement consisted of the sale of 4,110,000 units at a price of $3.65 per unit.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each full common share purchase warrant entitles the holder to purchase one common share at an exercise price of $4.35 per share for a period of two years.  Agent’s received agent’s options entitling them to purchase 7% of the number of units sold at $3.65 per unit for a period of one year.   As well, Agent’s received agent’s options to purchase an additional 15,135 units (3.5% on 432,240 units) at $3.65 per unit for a period of one year.

(26)

The Issuer entered into an agreement with Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V. to acquire a four year option on 7 gold and silver exploration properties in Mexico.

(27)

These shares were issued pursuant to the grant of incentive stock options on August 18, 2003 exercisable at $0.25 per share for a period of five years to directors of the Issuer.

Capital Expenditures

Fiscal Year

Fiscal 2003	Nil
Fiscal 2004	$10,057
Fiscal 2005	$21,914
Fiscal 2006	$ 26,039
Fiscal 2007	$138,975
Fiscal 2008 (YTD)	$Nil

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

On November 24, 2003, the Issuer announced that it had completed a private placement whereby it raised $935,000. The proceeds from this private placement were utilized for general corporate purposes and for the acquisition and exploration of the Atocha Property.

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

On December 1, 2004, the Issuer announced that it had completed a private placement whereby it raised $1,500,000. The proceeds from this private placement were utilized for the Esperanza Project, new project generation and general corporate purposes.

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

During Fiscal 2006, the Issuer continued to concentrate the majority of its efforts on exploration work on both the San Luis (Peru) and Cerro Jumil (Mexico) and the generation of new exploration projects.

In February 2007, the Issuer announced that it had completed a private placement financing whereby it raised $15,001,500.  The proceeds from the private placement will be used to continue exploration on the Issuer’s projects in Peru and Mexico, as well as general working capital purposes.

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

In August 2007 the Issuer announced is had entered into an agreement to acquire a four year option on seven gold and silver exploration properties in Mexico with Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V.  Under the terms of the agreement Esperanza will pay US$30,000 and issue 20,000 common shares upon signing the definitive agreement for a four year purchase option of the seven properties.  Over the option term Esperanza will make period payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.  Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1.2 million common shares dependent on the price of Esperanza shares at the time.   Altiplano/Terciario will retain a 2% net smelter royalty.   The agreement is subject to all regulatory approvals.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2007/2008

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of approximately $11,856,000 at 6/10/2008

Use of Funds for Fiscal 2007/2008

During Fiscal 2007 the Issuer expended $2,083,165 excluding tock based compensation on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $2,200,000 during Fiscal 2008

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2007, 12/31/2006, 12/31/2005, 12/31/2004 and 12/31/2003 the Issuer’s assets were located in North America Mexico; Peru and Bolivia. At 12/31/2002 all of the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Mexican, Peruvian and Bolivian and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

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

The Issuer has three wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V.), Peru (Esperanza Silver Peru S.A.C.), Bolivia (Compania Minera General Minerals (Bolivia) S.A.), British Virgin Islands (Esperanza Exploration (BVI) Inc., Esperanza Minerals (BVI) Inc. and Esperanza Resources (BVI) Inc., and Colorado (Esperanza Services, Inc.).

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 3,300 sq. ft., shared by five other companies at 570 Granville Street, Suite 300, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on November 22, 2007.  Monthly rent is $$1,660.

The Issuer’s mineral properties are located in the following areas:

a.

The San Luis, Pucarana, Flor de Loto, Abra Roja, Camparuri, Cori Jirca and Utucocha projects are located in Peru,

b.

The Cerro Jumil (formerly La Esperanza) Gold/Silver, Mesa Galindo, La Fortuna and A-T (a collection of seven separate exploration projects) properties are located in Mexico.

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

Acquisition of Interest

The property is currently held in a joint-venture with Silver Standard Resources Inc. The respective ownership is Esperanza with 45% and Silver Standard with 55%. It is comprised of 36 mineral concessions covering an area of approximately 25,038 hectares. In order to maintain the rights to these concessions in good standing an annual fee in respect to each concession must be paid to the government of Peru. The following table contains a list of the concessions:

Nro	NAME	Hectares granted by INACC	CODE NUMBER
1	CAHUARAN DOS	882.1297	01-0265605
2	CAHUARAN TRES	1000.0000	01-0265705
3	CAHUARAN UNO	1000.0000	01-0265805
4	DON SIMON 1	300.0000	01-00634-04
5	EPZ CUATRO	699.8284	01-0245505
6	EPZ DOS	600.0000	01-0120205
7	EPZ TRES	600.0000	01-0160305
8	EPZ UNO	600.0000	01-0120305
9	HUANCHUY	700.0000	01-0228106
10	LLANAPACCHA DOS	1000.0000	01-0235606
11	LLANAPACCHA UNO	1000.0000	01-0235506
12	OCHIAPAMPA DOS	1000.0000	01-02358-06
13	OCHIAPAMPA UNO	1000.0000	01-02357-06
14	PUMAHUILLCA UNO	500.0000	01-02779-05
15	RAJUYOC OESTE	1000.0000	01-02354-06
16	SHURAS DOS	1000.0000	01-01971-07
17	SHURAS TRES (antes RANCAS UNO)	900.0000	01-02407-07
18	SHURAS UNO	1000.0000	01-01970-07
19	SIEREN DOS	1000.0000	01-02785-05
20	SIEREN NORTE	992.3955	01-02284-06
21	SIEREN TRES	700.0000	01-00014-06
22	SIEREN UNO	1000.0000	01-02782-05
23	SOL DE ORO LEON	600.0000	01-02495-05
24	TECLIO DOS	900.0000	01-02360-06
25	TECLIO TRES	663.9790	01-02408-07
26	TECLIO UNO	600.0000	01-02359-06
27	TOCASH DOS	1000.0000	01-02781-05
28	TOCASH UNO	1000.0000	01-02783-05
30	TUNANCANCHA UNO	1000.0000	01-02406-07
31	USHNO DOS	800.0000	01-02780-05
32	USHNO TRES	600.0000	01-00015-06
33	USHNO UNO	900.0000	01-02784-05
34	YANACOTO CUATRO	700.0000	01-02410-07
35	YANACOTO DOS	1000.0000	01-02283-06
36	YANACOTO TRES	1000.0000	01-02282-06
37	YANACOTO UNO	1000.0000	01-02285-06

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

The property consists of 36 mineral concessions covering approximately 25,038 hectares. In order to maintain the rights to these concessions the Company must a mining good standing fee in respect of each concession to the government of Peru.

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

Based upon these results a drill program was designed. Drilling and road building permits were granted on May 2, 2006. Approximately 10 kilometers of road were built to access the Ayelén and other viens. Drilling began on September 25, 2006. A total of 28 drill holes were completed by year-end. Initial results from the drilling have confirmed the high gold and silver grades. grades fo

2007 Activities

During 2007 operatorship of the project was transferred to Silver Standard Resources Inc. under the terms of the joint venture agreement. An additional 133 diamond core drill holes were completed for a grand total of 161 drill-holes totalling approximately 27,000 meters. The bulk of the drilling was completed on the Ayelén and Inés veins.

2008 Activities

The joint-venture has contracted an independent Qualified Person to complete a resource estimate based on the existing trench and drill-hole information. It also anticipates the commencement of an underground exploration program with tunnels planned on 2 or 3 levels to test ore continuity and extension. A complementary drill program will test for extensions of known mineralization as well as new targets. A feasibility study is planned to begin later in the year.

2. The Cerro Jumil Property

The Cerro Jumil Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cerro Jumil Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is owned 100% by Esperanza.

The property was acquired from Recursos Cruz del Sur S.A. de C.V., (Recursos or the “vendor”) an unrelated Mexican corporation.  Esperanza entered into an option agreement whereby it could acquire a 100 percent ownership interest subject to a 3 percent Net Smelter Return Royalty by making payments totalling US $105,000, issuing 170,000 shares over 4 years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $225,000 in expenditures in the initial two years.

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

The property consist of the following concessions:

Cerro Jumil Mineral Concessions
Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
La Esperanza	215624	437	5-Mar-02	4-Mar-52
Esperanza II	220742	1,270	30-Sep-03	29-Sep-53
Esperanza III	228265	1,359	20-Oct-06	19-Oct-56
Esperanza IV	106/00096	1,337	1-Nov-07	31-Oct-57
	Total	4,403

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

2006 Activities

Following the April 2006 completion of the drill program begun in 2005 a geophysical survey was conducted during July and August. In December of 2006 the Company began a third phase of drilling with two drill rigs. This consists of a combination of exploration drilling and “in-fill” drilling to collect sufficient information necessary to complete a resource estimate. Drilling will continue through 2007.

2007 Activities

The drilling begun in 2006 continued through the year and into the first quarter of 2008. By that time a total of 31,420 meters in 66 diamond core and 101 reverse-circulation drill-holes had been completed.

The company had also conducted additional metallurgical testing indicating 72-73% recovery of gold under simulated heap-leach conditions (column tests).

2008 Activities

The Company has contracted Exploration Geotechnologies Inc. to complete a resource estimate. It also is conducting additional metallurgical testing. The Company intends to begin a scoping study later in 2008.

Quality Control/Quality Assurance

William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is responsible for the Cerro Jumil exploration program. He has verified the drill results and other data including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight.

3. Other Exploration Properties

The Company also maintains a portfolio of 16 other early-stage exploration projects. These consist of:

•

Pucarana, Flor de Loto, Abra Roja, Camparuri, Cori Jirca and Utucocha projects located in Peru

•

Mesa Galindo, La Fortuna and A-T (a collection of seven separate exploration projects) properties located in Mexico and

•

The Atocha project located in Bolivia.

The Flor de Loto property is subject to an option agreement. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date Cash Payment Status

On signing US$ 5,000 paid

December 15, 2004 US$ 10,000 paid

December 15, 2005 US$ 15,000 paid

December 15, 2006 US$ 25,000 paid

December 15, 2007 US$ 30,000

December 15, 2008 US$ 500,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty. The Company has reached a verbal agreement on an amendment to the Flor de Loto option agreement to revise the timing of the final two option payments to the date and the first anniversary of the date when the Company reaches an agreement with the local community to conduct drilling and other exploration work on the property.

The Pucarana property is subject to an option agreement. In May 2007, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru. Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary). Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date. Esperanza must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest. The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza. Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses. In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000. If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold. The Company has not received a drill permit at this time and accordingly the Effective Date of the agreement has not been determined.

The A-T properties are subject to an option agreement. In September 2007, Esperanza agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza has paid US$30,000 and issued 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties. An additional US$20,000 was paid and 20,000 more shares were issued on the commencement of drilling on two of the properties. Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier. Esperanza committed to drill a minimum of 1,200 meters per property during the first 12 months from the receipt of all necessary permits (subject to availability of drill rigs). The acquisition of any property can be made at the end of the option period by payment of US$350,000 and the issuance of between 450,000 and 1,200,000 common shares dependent on the price of Esperanza shares at the time.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Interim Period Ended March 31, 2008

This discussion and analysis of financial position and results of operations is prepared as at May 10, 2008 and should be read in conjunction with the consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) for the three months ended March 31, 2008 and the related notes thereto.  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as result, do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Therefore readers may want to refer to the Company’s December 31, 2007 and 2006 annual audited consolidated financial statements and the accompanying notes.  These documents are available for viewing on SEDAR at www.sedar.com.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Cerro Jumil (formerly La Esperanza Project), Mexico

In December 2006, the Company commenced Phase III drilling at the Cerro Jumil project.  Drilling continued throughout 2007 and as of March 31, 2008 approximately 37,000 meters of diamond core and reverse circulation drilling had been completed. The Company has retained an independent qualified person as defined by National Instrument 43-101 to provide an initial resource estimate.  Full drill results are available on the company’s website (http://www.esperanzasilver.com/cerrojumil.php). Preliminary metallurgical testing has been completed and indicates the amenability of the mineralized rock to both conventional and heap-leach processing.

San Luis Project, Peru

The property is currently held 55% by Silver Standard Resources Inc. (“Silver Standard”) and 45% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Silver Standard also became the operator of the project.  Upon acceptance of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80 % by funding all pre-production capital.

Esperanza has completed a review of the resource estimate provided to it, by Silver Standard Resources Inc., the project operator (in a news release dated November 15, 2007).  The review has led Esperanza to the conclusion that the estimate announced in that release may understate the mineral resource contained in the San Luis project.  Silver Standard subsequently commissioned an independent review, which also raised issues with the original resource estimate.  To address these matters, the Joint Venture intends to retain a different independent qualified person to prepare a new resource estimate for the project.

As of March 31, 2008 the joint-venture was waiting for final approval of operating permits before underground exploration tunneling and surface drilling could recommence.

AT Properties, Mexico

On August 20, 2007 the Company announced the acquisition of seven exploration properties in northern Mexico known collectively as the AT properties. Under the terms of the agreement Esperanza has paid US$30,000 and issued 20,000 common shares upon the signing of the definitive agreement for a four-year purchase option of the seven properties and has paid a further US$20,000 and issued an additional 20,000 shares as a result of starting drilling on two of the properties.  Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier. Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1.2 million common shares depending on the price of Esperanza shares at the time of exercising the option to purchase the property. The vendor will retain a 2% net smelter royalty. The agreement is subject to all regulatory approvals.

On October 30, 2007 Esperanza announced the commencement of drilling on one of the properties called the Tepalcateño project.  Refer to the Company’s website for results.  In December of 2007 a second drill rig was brought in to begin drilling on the Sabinas property. As of March 31, 2008 drilling continued.

Flor de Loto Project, Peru

During 2007 the Company completed an Archaeological Study of the area and is currently negotiating an exploration agreement with the local community. The final two property payment dates have been extended into 2008-09 pending the reaching of a community agreement. An application for drilling permits has been submitted and plans to begin a first phase drill program are under way.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

During 2007 the Company initiated its exploration activities, identifying target areas for subsequent trenching and drilling and completing social baseline and hydrogeology studies. The Company is currently negotiating an exploration agreement with the local community and has prepared an application for drilling permits.

Generative Exploration

The Company continues to generate new projects through its grass-roots exploration activities. It now controls 9 additional projects in addition to the projects described above. They consist of six in Peru and three in Mexico. These properties are all considered to be in an early exploration stage.

Results of Operations

The Company recorded a loss of $1,408,565 for the three months ended March 31, 2008 (2007 – $678,633).  The increase in the loss over the prior year’s comparative period was due to higher costs for:  stock based compensation and investor relations which were partially offset by higher interest income.  Investor relations costs were higher because the Company has been more active at trade shows and has also used other media to keep investors informed about the Company and its key projects.  The increased interest income was due to a higher average balance of cash and cash equivalents available for investing in the current quarter than in the prior comparative quarter.

Liquidity and Capital Resources

The Company started 2008 with working capital of $15,037,240 and working capital as at March 31, 2008 was $13,502,186.  The decrease in working capital of $1,535,054 was due mainly to the investment in mineral properties of approximately $1,308,000 and the loss from operations.  Most of the expenditures on mineral properties were incurred completing a drilling program and field work on the Cerro Jumil property in Mexico.

New Accounting Policies

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Section 1535 specifies the disclosure of:

(a)

qualitative information about its objectives, policies and processes for managing capital;

(b)

summary quantitative data about what it manages as capital;

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.  The Section requires specific disclosures to be made, including the criteria for:

(a)

designating financial assets and liabilities as held for trading;

(b)

designating financial assets as available-for-sale; and

(c)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.

Outstanding Share Data

As at May 10, 2008 there were 47,256,821 common shares issued and outstanding.  There were also 4,348,500 stock options outstanding with exercise prices ranging between $0.25 and $3.70 per share.  Of the options outstanding 3,560,167 have vested.  There were also 2,055,000 share purchase warrants outstanding which expire February 8, 2009 with an exercise price of $4.35 per share.

Years Ended December 31, 2007 and 2006

Overview

During Fiscal 2007, the Issuer raised $16,174,455 through the sale of shares.  The Issuer continued to work on its mineral properties in Mexico and Peru as described earlier in this document in 4.D. Property, Plant and Equipment.

This discussion and analysis of financial position and results of operations is prepared as at April 4, 2007 and should be read in conjunction with the audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) for the year ended December 31, 2007 and 2006 and the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  These documents are available for viewing on SEDAR at www.sedar.com.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

Esperanza Silver Corp. is a maturing company dedicated to the development of its two advanced-stage projects: Cerro Jumil and San Luis.   It has entered into a joint-venture concerning its San Luis project in Peru and continues to hold 100% of the Cerro Jumil, Mexico project. This allows Esperanza to most effectively deploy its human and financial capital to further the project’s development. Additionally the Company continues to actively identify and explore new precious metal projects. Additional information is available at the Company’s website at www.esperanzasilver.com.

Cerro Jumil (formerly La Esperanza Project), Mexico

In December 2006, the Company commenced Phase III drilling at the Cerro Jumil project.  Drilling continued throughout the year and at year-end 2007 approximately 25,000 meters of diamond core and reverse circulation drilling had been completed. Three drill-rigs were active on the project. Full drill results are available on the Company’s website (http://www.esperanzasilver.com/cerrojumil.php) Preliminary metallurgical testing has been completed and indicates the amenability of the mineralized rock to both conventional and heap-leach processing.

San Luis Project, Peru

The property is currently held 55% by Silver Standard Resources Inc. (“Silver Standard”) and 45% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Silver Standard also became the operator of the project.  Upon acceptance of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80 % by funding all pre-production capital.

A diamond core drill program began in September of 2006.  Since that time through year-end 2007 a total of over 27,000 meters in 161 diamond drill holes has been completed. On November 15, 2007, the Company announced that Silver Standard had presented it with an initial resource estimate for the San Luis property on a 100% basis, of:

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Category	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)	Silver Grade (oz/ton)	Gold Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold-Equivalent (ounces)
Measured	41,400	483.4	21.57	14.1	0.63	28,700	643,000	42,000
Indicated	632,500	318.8	11.63	9.3	0.34	236,500	6,483,000	366,000

Gold-equivalent ounces assume a 50:1 silver-to-gold price ratio. Prepared by Doug Blanchflower, P.Geo., an independent qualified person, as defined by Canada's National Instrument 43-101. Represents 100% of the resource. Esperanza currently has a 45% interest in the project.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Category	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)	Silver Grade (oz/ton)	Gold Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold-Equivalent (ounces)
Inferred	14,600	282.4	9.33	8.2	0.27	4,400	132,000	7,000

During the fourth quarter of 2007 the joint-venture company submitted a permit application for underground development on the Ayelén vein. The underground work will be used to test the continuity of mineralization and form the basis of an updated resource estimate and feasibility study.

AT Properties, Mexico

On August 20, 2007 the Company announced the acquisition of seven exploration properties in northern Mexico known collectively as the AT properties. Under the terms of the agreement Esperanza has paid US$30,000 and issued 20,000 common shares upon the signing of the definitive agreement for a four-year purchase option of the seven properties and has paid a further US$20,000 and issued an additional 20,000 shares as a result of starting drilling on two of the properties.  Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier. Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1.2 million common shares dependent on the price of Esperanza shares at the time. The vendor will retain a 2% net smelter royalty. The agreement is subject to all regulatory approvals.

On October 30, 2007 Esperanza announced the commencement of drilling on one of the properties called the Tepalcateño project. In December of 2007 a second drill rig was brought in to begin drilling on the Sabinas property. At year-end both rigs continued to operate.

Flor de Loto Project, Peru

During 2007 the Company completed an Archaeological Study of the area and is currently negotiating an exploration agreement with the local community. The final two property payments dates have been extended into 2008-09 pending the reaching of a community agreement. An application for drilling permits has been submitted and plans to begin a first phase drill program are under way.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

During 2007 the Company initiated its exploration activities, identifying target areas for subsequent trenching and drilling and completing social baseline and hydrogeology studies. The Company is currently negotiating an exploration agreement with the local community and has prepared an application for drilling permits.

Generative Exploration

The Company continues to generate new projects through its grass-roots exploration activities. It now controls 9 additional projects in addition to the projects described above. They consist of six in Peru and three in Mexico. These properties are all considered to be in an early exploration stage.

Results of Operations

The Company recorded a loss of $484,024 for the three months ended December 31, 2007 (2006 – $79,091).  The increase in the loss over the prior year’s comparative period was due to higher costs for:  stock based compensation, exploration expenses, consulting fees, investor relations and a higher foreign exchange loss.  The Company has been actively pursuing new projects in Peru and Mexico and this resulted in the higher exploration expenses.  Consulting fees were higher due to increased staffing, increased consulting rates and because in the prior year the Company had received operating fees on the San Luis project which had reduced consulting costs.  The foreign exchange loss was a result of a strengthening of the Canadian dollar against the US dollar in the quarter in contrast to a weakening of the Canadian dollar in the prior comparative quarter.  These higher costs were partially offset by increased interest income.    Interest income was higher than in the fourth quarter of 2006 due to increased cash to invest as a result of the private placement in February, 2007.

The Company recorded a loss of $2,839,379 for the year ended December 31, 2007 (2006 - $1,572,623).  The increase in the loss was due to higher costs for consulting, stock-based compensation, investor relations, exploration expenses and foreign exchange.  Consulting costs were higher due to increased staffing levels, increased pay rates and lower recoveries from the San Luis project.  Foreign exchange was higher due to the strengthening of the Canadian dollar as noted above.  Stock-based compensation costs were higher due to options being granted to new staff members in the first quarter of the year which were fully vested on the date of the grant and because the options granted in the current year had very high exercise prices which resulted in much higher Black-Scholes valuations than in the prior year.

Liquidity and Capital Resources

The Company started 2007 with working capital of $5,091,012 and working capital as at December 31, 2007 was $15,037,240.  The increase in working capital of $9,946,228 was due mainly to the proceeds from a private placement in February and the exercise of warrants and options which in total amounted to approximately $16,174,000.  The proceeds from share issuances were partially offset by cash used in operations of $720,945 and cash expenditures on mineral properties and equipment of approximately $3,974,000.  Most of the expenditures on mineral properties were incurred conducting a drilling program and field work on the Cerro Jumil property.

Esperanza had working capital of $16,100,063 at September 30, 2007 and this declined to $15,037,240 at December 31, 2007.  The decrease in working capital was due to cash used in operations of approximately $430,000 and cash expenditures on mineral properties and equipment of approximately $1,466,000.  These were partially offset by cash received from the exercise of options and warrants of approximately $1,019,000.

Since December 31, 2007, the Company has received approximately $246,000 from the exercise of stock options.  Esperanza currently has sufficient working capital to fund its exploration and administrative expenditures for the next twelve months.

Quarterly Information

	2007	2007	2007	2007
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 659,476	$ 760,409	$ 1,303,518	$ 768,421
Loss for the period	484,024	573,778	1,102,944	678,633
Loss per Share (Basic and Diluted)	(0.01)	(0.01)	(0.02)	(0.01)

	2006	2006	2006	2006
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 122,216	$ 270,177	$ 1,043,126	$ 292,370
Loss for the period	79,091	224,760	998,303	270,469
Loss per Share (Basic and Diluted)	(0.00)	(0.01)	(0.03)	(0.01)

2007

Operating costs were significantly higher in the first quarter of 2007 compared to the prior quarter due to stock based compensation, significantly higher consulting fees, foreign exchange and increased transfer agent and filing fees.  Consulting fees were higher due to increases in management compensation contracts and bonuses granted to some officers and consultants.  In the prior quarter, the US dollar strengthened significantly against the Canadian dollar which resulted in a substantial exchange gain.  However in the current quarter the US dollar weakened against the Canadian dollar and resulted in an exchange loss.  The increase in transfer agent and filing fees compared to the prior quarter were the direct result of the significant brokered private placement which was completed in February of 2007.  In the second quarter of 2007 both operating expenses and the loss were higher than in the prior quarter due to increased stock-based compensation.

Operating expenditures were lower in the third quarter than in the second quarter of 2007 due to lower stock-based compensation expense, property examination costs and a lower foreign exchange loss.  Property examination costs were lower as a result of lower activity as several new properties were acquired.  The foreign exchange loss was higher in the second quarter because the US dollar weakened by 10 cents against the Canadian dollar compared to only 5 cents in the third quarter.

For the quarter ended December 31, 2007, operating costs were lower than for the prior quarter due to lower stock-based compensation expense.  The loss for the period was lower than the prior quarter for the same reason.

2006

In the first quarter of 2006, operating costs were approximately $88,000 higher than for the prior quarter.  This was due to higher consulting costs and higher property examination and holding costs partially offset by lower costs for accounting and legal and transfer agent and filing fees and increased interest income.  Consulting costs were higher due to management bonuses.  Legal and accounting costs were lower because the first quarter had no charges for audit fees.  Property examination and holding costs were higher in the first quarter due to regional exploration in Peru and holding costs incurred on the Atocha property.  Interest income increased in the first quarter as the result of having a greater amount of cash available for interest bearing investments.  In the second quarter of 2006, operating costs were $750,756 higher than for the prior quarter.  This was due mainly to significantly higher stock-based compensation expense.  In the third quarter of 2006, operating costs were consistent with those of the prior quarter except for the fact that the Company did not record any stock-based compensation.  In the fourth quarter of 2006, operating costs declined significantly from the prior quarter due to lower consulting costs and due to foreign exchange.  The lower consulting costs were due to recoveries from Silver Standard with respect to the San Luis project.  The foreign exchange moved from a loss in the third quarter to a gain in the fourth quarter because the US dollar had been weakening in the third quarter but then strengthened considerably against the Canadian dollar in the fourth quarter.

Selected Annual Financial Information
	December 31, 2007	December 31, 2006	December 31, 2005
Total Revenue	$ -	$ _	$ 5,182
Operating Expenses	3,491,824	1,727,889	1,002,230
Net Loss	2,839,379	1,572,623	7,630,894
Loss per Share – Basic and Diluted	0.06	0.04	0.27
Capitalized Mineral Property Costs	3,859,162	2,617,592	837,276
Total Assets	25,817,957	10,209,823	4,926,160

Cash Flows From (Used In):

Operating	$ (720,945)	$ (1,735,607)	$ (812,793)
Investing	(3,974,597)	(2,643,991)	(859,190)
Financing	16,174,455	4,990,872	3,702,298
Net Increase (Decrease)	$ 11,478,913	611,274	2,030,298

In 2007, Esperanza incurred significantly higher operating expenses than in 2006 due to higher costs for: stock-based compensation, exploration expenses, consulting fees, investor relations and a higher foreign exchange loss.  The net loss for 2007 was higher than the loss for 2006 for the same reasons except that the higher operating expenses were partially offset by increased interest income due to interest earned on much higher balances of cash and cash equivalents on hand as a result of the February, 2007 private placement.  Capitalized mineral property costs were higher than in 2006 due to a significant drilling program on the Cerro Jumil property.  Total assets were much higher in 2007 due to the February private placement plus cash proceeds from the exercise of a significant amount of warrants and stock options during the year.

In 2006, Esperanza had higher operating expenses than in the prior year due to increased expenses for stock-based compensation, property examination costs, and transfer agent and filing fees.  The Company incurred increased expenditures on property examination costs as the result of increased regional exploration in Mexico.  Transfer agent and filing fees were higher due to higher costs related to annual filings and annual fees due to the TSX Venture Exchange.  Capitalized mineral property costs were higher in 2006 due to increased development work mainly on the Cerro Jumil property but also on the San Luis property.  Cash from operations was lower in 2006 due to higher operating costs and increased funds tied up in receivables compared to 2005.  Investing activities consumed increased cash over 2005 because of the increased investment in Cerro Jumil and San Luis mineral properties.  Cash from financing activities was higher in 2006 due to a significant increase in cash being received from warrant exercises partially offset by a lower amount of cash received from a private placement.

In 2005, Esperanza decided to write-down the Atocha property to a nominal amount.  This combined with the write-off of the Estrella property was the main reason for the significant increase in the net loss incurred in 2005 as compared to 2004.  The Company entered into two agreements with Silver Standard in 2005.  The first was a prospecting agreement which covered grassroots exploration in Peru and resulted in a 50%-50% sharing of costs except for the first US$500,000 which was to be funded 40% by Esperanza and 60% by Silver Standard.  As a result of this agreement, the Company acquired the San Luis property by staking.  Esperanza and Silver Standard then elected to form a separate 50%-50% joint venture for the San Luis project.  Accordingly, during 2005 the Company focused its exploration and development activity on generative exploration in Peru and on its newly discovered San Luis property, as well as conducting a drilling program on the Cerro Jumil property in Mexico.  During 2005, the Company also completed a private placement which generated net proceeds of over $3.2 million. Another $0.5 million in proceeds was generated by the exercise of warrants and options.  As a result, Esperanza’s working capital position improved by over $2 million from the end of 2004.

Transactions with Related Parties

The Company has a services agreement with Ionic Management Ltd. (“Ionic”).  Ionic provides office space on a monthly rental basis.  The Company and Ionic are related by virtue of having one director in common.  During the year ended December 31, 2007 a total of $11,900 (2006 - $15,000) was charged by Ionic for rent and at December 31, 2007 the Company owed Ionic $nil (2006 - $1,326) which was included in accounts payable.

The Company also has a consulting agreement with its President for US$12,500 (2006 – US$7,625) per month plus health insurance benefits.  During the year ended December 31, 2007, the President was paid or accrued $180,547 (2006 - $123,974) in consulting fees and health insurance benefits and $88,096 (2006 - $46,720) for a management bonus.  As at December 31, 2007, $8,675 (2006 - $10,525) was payable to the President of the Company which are included in accounts payable and $10,675 (2006 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

New Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Sections 3855 - Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 1530 Comprehensive Income; and Section 3251 Equity.  The adoption of these new accounting policies did not have any effect on the Company’s financial statements.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost.  Investments classified as available for sale or held for trading are reported at fair market value based on quoted market prices. Unrealized gains or losses on available for sale investments are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on investments.  Other comprehensive income includes the holding gains and losses from securities which are not included in net income (loss) until realized.

Recent Accounting Pronouncements

Recent accounting pronouncements which may impact the Company in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)

qualitative information about its objectives, policies and processes for managing capital,

(b)

summary quantitative data about what it manages as capital.

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject.

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(a)

designating financial assets and liabilities as held for trading;

(b)

designating financial assets as available-for-sale; and

(c)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company does not expect the adoption of this change to have an impact on the disclosure in its financial statements.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period.  As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Company does not expect the adoption of this change to have an impact on the disclosure in its financial statements.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.  The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at April 4, 2008 there were 47,256,821 common shares issued and outstanding.  There were also 3,348,500 stock options outstanding with exercise prices ranging between $0.25 and $3.70 per share.  Of the options outstanding 3,693,032 have vested.  There were also 2,055,000 share purchase warrants outstanding which expire February 8, 2009 with an exercise price of $4.35 per share.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

6/10/2008

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	54	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	52	December 14, 1999
Michael H. Halvorson (1)(2) (3)	Director	62	April 8, 2003
Steve Ristorcelli (1)(2)(3)	Director	51	June 2, 2005
J. Stevens Zuker	Senior Vice President	53	September 23, 2005
David L. Miles	Chief Financial Officer	56	June 10, 2004
Kim Casswell	Corporate Secretary	51	April 2, 2004
William Bond	V. P. Exploration	55	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	50	January 22, 2007

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

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Silver Corporation, all of which are listed on the TSX Venture Exchange.  He subsequently resigned as CFO of Sanu in 2007 and has become CFO of Colombian Mines Corporation (2006) and Nevgold Resource Corp. (2008).  Both of these companies are listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2007 ended 12/31/2007 was $769,167, paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the Senior VP Exploration, Paul Bartos, VP, Chief Geologist and Kim Casswell, Corporate Secretary of the Issuer. William Pincus, J. Stevens Zuker, William Bond and Paul Bartos became employees effective November 1, 2007 and accordingly two months of their annual remuneration was earned as salary.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2007 2006 2005	25,116 Nil $Nil	88,096 $46,720 Nil	$139,161 $104,917 $111,317	200,000 100,000 100,000	Nil Nil	Nil Nil	$16,269 $19,057 $18,584

Michael Halvorson, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director (1)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Joseph Ovsenek, Director (2)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 75,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Robert Quartermain, Director (3)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Bond, V.P.	2007 2006 2005	18,419 Nil Nil	29,366 $23,360 Nil	100,240 $39,884 $95,055	75,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell, Corporate Secretary	2007 2006 2005	Nil Nil Nil	2,000 1,600 Nil	$13,731 $17,574 $16,900	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L. Miles Chief Financial Officer	2007 2006 2005	Nil Nil Nil	$5,000 $6,200 Nil	$41,416 $17,380 $12,260	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2007 2006 2005	18,419 Nil Nil	29,563 5,840 Nil	$100,240 $110,504 $50,156	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Bartos Vice President, Chief Geologist (4)	2007 2006 2005	18,419 Nil Nil	23,470 Nil Nil	100,240 Nil Nil	125,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Ristorcelli and Mr. Ovsenek were elected to the board of directors on June 2, 2005.

(2)

Mr. Ovsenek resigned from the board of directors on February 8, 2008

(3)

Mr. Quartermain resigned from the board of directors on May 18, 2005.

(4)

Mr. Bartos was appointed Vice President, Chief Geologist on January 22, 2007

Table No. 7

Stock Option Grants in Fiscal 2007 Ended 12/31/2007

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	200,000	15.95%	$3.48	04/18/2007	04/18/2012	$3.48

Michael Halvorson	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

Brian Bayley	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

Steven Ristorcelli	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

Joseph Ovsenek	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

William Bond	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

Paul Bartos	100,000 25,000	9.76%	$3.35 $3.48	01/22/2007 04/18/2007	01/22/2012 04/18/2012	$3.35 $3.48

Kim Casswell	50,000	3.90%	$3.48	04/18/2007	04/18/2012	$3.48

David Miles	50,000	3.90%	$3.48	04/18/2007	04/18/2012	$3.48

J. Stevens Zuker	75,000	5.88%	$3.48	04/18/2007	04/18/2012	$3.48

Consultants	25,000 167,500 5,000 35,000 200,000	33.73%	$3.70 $3.48 $3.48 $2.41 $1.91	01/08/2007 04/18/2007 04/25/2007 08/02/2007 09/12/2007	01/08/2012 04/18/2012 04/25/2012 08/02/2012 09/12/2007	$3.70 $3.48 $3.48 $2.41 $1.91

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
David Miles	40,000	$94,000	50,000/0 @ $1.56 33,332 /16,668 @ $3.48 50,000/0 @ $1.40	Nil Nil $7,500
Kim Casswell	40,000	$91,200	50,000/0 @ $1.56 33,332/16,668 @ $3.48 50,000/0 @ $1.40	Nil Nil $7,500
William Bond	30,000	$101,700	50,000/0 @ $0.75 50,000/0 @ $0.53 75,000/0 @ $1.56 50,000 / 25,000 @ $3.48 75,000 @ $1.40	$40,000 $51,000 Nil Nil $11,250
Paul Bartos	25,000	$42,000	100,000/0 @ $3.35 16,666/8,334 @ $3.48 75,000/0 @ $1.40	Nil Nil $11,250
J. Stevens Zuker	Nil	Nil	75,000/0 @ $0.65 75,000/0 @ $1.56 50,000/25,000 @ $3.48 75,000/0 @ $1.40	$67,500 Nil Nil $11,250

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  4,348,500 stock options have been granted as of June 10, 2008 and 232,000 were exercised during Fiscal 2007. In Fiscal 2008, 910,000 have been exercised to date . Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are:  Steven Ristorcelli, Michael Halvorson and Brian Bayley. The Audit Committee met two times during Fiscal 2007.

The Issuer has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Issuer and then subsequently reviews this compensation. The current members of the Compensation Committee are:  Michael Halvorson, Steven Ristorcelli and Brian Bayley.

The Issuer has a Corporate Governance Committee, which identifies individuals qualified to become Board Members and recommends candidates to fill Board vacancies and newly created Director positions.  The Committee also recommends whether incumbent Directors should be nominated for re-election to the Board upon expiration of their terms. The Committee will supervise and evaluate the Company’s securities compliance procedures and report to the Board on any necessary changes to such procedures and on the recommended adoption of any additional procedures.  The current members of the Corporate Governance Committee are:  Michael Halvorson, Steven Ristorcelli and Brian Bayley.

6.D.  Employees

As of 6/10/2008, the Issuer had eight employees with the remaining staff hired as independent contractors.

6.E.  Share Ownership

Table No. 9 lists, as of 6/10/2008, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,786,568	3.78%
Common	Michael Halvorson (2)	1,412,500	2.99%
Common	Brian Bayley (3)	550,000	1.16%
Common	Steve Ristorcelli (4)	405,000	0.86%
Common	William Bond (5)	359,600	0.76%
Common	Kim Casswell (6)	150,000	0.32%
Common	David Miles (7)	170,000	0.36%
Common	J. Stevens Zuker (8)	390,000	0.83%
Common	Paul Bartos (9)	282,500	0.60%
	Total Directors/Management	5,506,168	11.65%

(1)

Of these shares, 800,000 are represented by currently exercisable share purchase options.

(2)

Of these shares, 350,000 are represented by currently exercisable share purchase options.

(3)

Of these shares, 350,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 325,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 325,000 are represented by currently exercisable share purchase options;

(6)

Of these shares, 150,000 are represented by currently exercisable share purchase options;

(7)

Of these shares, 170,000 are represented by currently exercisable share purchase options;

(8)

Of these shares, 300,000 are represented by currently exercisable share purchase options.

(9)

Of these shares, 200,000 are represented by currently exercisable share purchase options.

# Based on 47,256,821 shares outstanding as of 06/10/2008

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 06/10/2008, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 200,000 100,000 100,000 100,000 200,000	$1.40 $3.48 $1.56 $0.40 $0.53 $0.25	02/08/2008 04/18/2007 5/18/2006 6/14/2005 9/09/2004 8/18/2003	02/08/2013 04/18/2012 5/18/2011 6/14/2010 9/09/2009 8/18/2008

Michael Halvorson	75,000 75,000 75,000 75,000 50,000	$1.40 $3.48 $1.56 $0.40 $0.53	02/08/2008 04/18/2007 5/18/2006 6/14/2005 9/09/2004	02/08/2013 04/18/2012 5/18/2011 6/14/2010 9/09/2009

Brian Bayley	75,000 75,000 75,000 75,000 50,000	$1.40 $3.48 $1.56 $0.40 $0.53	02/08/2008 04/18/2007 5/18/2006 6/14/2005 9/09/2004	02/08/2013 04/18/2012 5/18/2011 6/14/2010 9/09/2009

Steven Ristorcelli	75,000 75,000 75,000 100,000	$1.40 $3.48 $1.56 $0.40	02/08/2008 04/18/2007 5/18/2006 6/14/2005	02/08/2013 04/18/2012 5/18/2011 6/14/2010

William Bond	75,000 75,000 75,000 50,000 50,000	$1.40 $3.48 $1.56 $0.53 $0.75	02/08/2008 04/18/2007 5/18/2006 9/09/2004 9/01/2003	02/08/2013 04/18/2012 5/18/2011 9/09/2009 9/01/2008

Kim Casswell	50,000 50,000 50,000	$1.40 $3.48 $1.56	02/08/2008 04/18/2007 5/18/2006	02/08/2013 04/18/2012 5/18/2011

David Miles	50,000 50,000 50,000	$1.40 $3.48 $1.56	02/08/2008 04/18/2007 5/18/2006	02/08/2013 04/18/2012 5/18/2011

J. Stevens Zuker	75,000 75,000 75,000 75,000	$1.40 $3.48 $1.56 $0.65	02/08/2008 04/18/2007 5/18/2006 9/23/2005	02/08/2013 04/18/2012 5/18/2011 9/23/2010

Paul Bartos	75,000 25,000 100,000	$1.40 $3.48 $3.35	02/08/2008 04/18/2007 01/22/2007	02/08/2013 04/18/2012 01/22/2012

Consultants	200,000 250,500 242,500 25,000 260,500 100,000 25,000 5,000	$1.40 $1.40 $3.48 $3.70 $1.56 $0.40 $0.75 $0.355	02/27/2008 02/08/2008 04/18/2007 01/08/2007 5/18/2006 6/14/2005 9/01/2003 7/05/2005	02/27/2013 02/08/2013 04/18/2012 01/08/2012 5/18/2011 6/14/2010 9/01/2008 7/10/2010

Total Officers/Directors          650,000

Total Employees/Consultants       450,500

Total Officers/Directors/Etc.    1,100,500

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

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(1)	6,459,600	13.67%

Based on 47,256,821 shares outstanding as of 06/10/2008.

(1) Silver Standard Resources Inc is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.  Its President, Robert Quartermain and its Senior Vice President, Joseph Ovsenek, are former directors of the Issuer.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 6/10/2008, the Issuer’s shareholders’ list showed 47,256,821 common shares outstanding and 3,656 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:   1,471 holders of record" resident in Canada,  2,330 “holders of record" resident in the USA, and 55 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 7,685 beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

No Disclosure Necessary

7.B.  Related Party Transactions

The Company has a services agreement with Ionic Management Ltd. (“Ionic”) formerly Quest Management Corp.  Ionic provides office space on a monthly rental basis.  The Company and Ionic are related by virtue of having one director in common.  During the year ended December 31, 2007, a total of $11,900 (2006 - $15,000) was charged by Quest for rent and at December 31, 2006, the Company owed Quest $1,326 (2005 - $1,070).

The Company also has a consulting agreement with its President for US$12,500 per month plus health insurance benefits.  During the year ended December 31, 2007, the President was paid $123,974 (2005 - $123,974) in consulting fees and health insurance benefits and $88,096 (2006 - $46,720) for a management bonus.

Indirect Payments to William Pincus, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2007 $Nil was owed to senior management and directors for consulting services.

Other than as disclosed above, there have been no transactions since 12/31/2007, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in notes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2007/2006/2005 Ended December 31st

Unaudited Financial Statements:

March 31, 2008

March 31, 2007

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

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 05/31/08	$1.20	$0.91
Month Ended 04/30/08	$1.44	$0.89
Month Ended 03/31/08	$1.59	$1.11
Month Ended 02/28/08	$1.58	$1.32
Month Ended 01/31/08	$1.95	$1.06
Month Ended 12/31/07	$1.81	$1.41

Fiscal Year Ended 12/31/2007	$4.25	$1.41

Fiscal Quarter Ended 03/31/08	$1.95	$1.11
Fiscal Quarter Ended 12/31/07	$2.95	$1.41
Fiscal Quarter Ended 09/30/07	$2.76	$1.51

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of June 10, 2008 a total of 47,256,821 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 06/10/2008, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 06/10/2008, the Issuer was aware of 72 holders of its 2,055,000 share purchase warrants, 49 of whom were resident in Canada,  17 offshore and 6 in the United States.  These warrants were issued in conjunction with a private placement for the purchase of a total of 4,110,000 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/01/2004	1,960,725	Nil	$0.55	$0.55	12/01/2006
11/07/2005	2,879,467	Nil	$0.85	$0.85	11/02/2007
11/07/2005	496,333	Nil	$0.65	$0.65	5/02/2007
2/21/2006	842,550	Nil	$1.50	$1.50	08/21/2007
2/08/2007	2,171,432	2,171,432	$4.35	$4.35	02/08/2009

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.  The New Act permits an unlimited authorized share capital whereas the Old Act required that the authorized capital be fixed at a number approved by shareholders.  At the Company’s Annual and Special General Meeting held on June 2, 2005, shareholders of the Company passed a special resolution allowing for the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and that the Company’s Notice of Articles be altered accordingly.  On June 6, 2005, a Notice of Alteration was filed with the British Columbia Registrar of Companies allowing for the increase of the Company’s authorized share capital to an unlimited number of common shares. As of June 10, 2008 there were 47,256,821 common shares issued and outstanding.

As of 12/31/2007, 12/31,2006 and 12/31/2005, there were an unlimited number of common shares without par value authorized.  In 12/31/2004 and 12/31/2003, there were 100,000,000 common shares without par value authorized.  At 12/31/2007, there were 46,326,821 common shares issued and outstanding.  As of 12/31/2006 there were 40,006,845 common shares issued and outstanding, as of 12/31/2005 there were 33,506,010 common shares issued and outstanding, as of 12/31/2004 there were 26,649,515 commons shares issued and outstanding, and as at 12/31/2003 there were 21,900,065 shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

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

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2002	Closing Balance	14,557,865	$823,566
Fiscal 2003	Issued for property option Private Placements Issued for acquisition Issued for Agent’s fees	25,000 3,240,000 4,000,000 77,200	$6,250 $1,463,616 $4,000,000 -
Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement Issued for finder’s fees Warrants issued as finders fees	803,000 25,000 3,750,000 171,450 -	$321,200 $6,250 $1,498,078 - (13,936)
Fiscal 2005	Issued for property option Exercise of Share Purchase Warrants Private Placement Issued for Finder’s Fees	540,000 1,057,562 5,660,000 98,933	$1,067,812 $1,636,691 $3,396,000 $59,359
Fiscal 2006	Exercise of Share Purchase Warrants Exercise of Stock Options Private Placement Issued for Property Option	4,022,535 420,000 1,500,000 540,000	$3,070,277 $198,400 $1,800,000 $1,010,000
Fiscal 2007	Private Placement Exercise of Stock Options Exercise of Share Purchase Warrants	4,110,000 160,000 371,624	$15,001,500 $107,625 $422,656
Fiscal 2008 (YTD) Mar 31/08	Exercise of stock options	910,000	245,800
	Issued for Property Option	20,000	30,000
	Reclassify contributed surplus on exercise of options	-	161,605

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

c.

Consulting Agreement between the Issuer and Mr. Julio Mendoza dated December 1, 2003.(1)

d.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003.(1)

e.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003.(1)

f.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003. Amended October 2, 2006(1)

g.

Letter Agreement between the Issuer and Silver Standard Resources Inc. dated March 22, 2005.(2)

h.

Joint-venture agreement between the Issuer and Silver Standard Resources dated Sept 6, 2005. (2)

i.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006

j.

Amended Stock Option Plan dated April 30, 2007.

k.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007.

l.

Option Agreement between the Issuer and Compañia Minera Terciario S.A de C.V. dated September 14, 2007.

m.

Option Agreement between the Issuer and Exploraciones del Altiplano S.A. de C.V. dated September 14, 2007.

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2005.

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

Under a number of circumstances, a United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was a passive foreign investment company for the taxable year ended 12/31/2007.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2007/2006/2005 is included with the related financial statements in this Annual Report.

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

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F annual report.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2007	$33,000	0	$1,750	0
December 31, 2006	$17,500	0	$1,650	0

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2007 and 12/31/2006

Consolidated Statements of Operations and Deficit for the years ended

12/31/2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended 12/31/2007, 2006 and

2005

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

6. List of Subsidiaries –

Esperanza Services, Inc.

Incorporated November 20, 2007

Owned 100% by Esperanza Silver Corporation

Directors:  William Pincus

Treasurer:  William Pincus

Secretary:  Teresa M. Casillas

1580 Lincoln Street, Suite 700

Denver, Colorado,  80203-1501

United States of America

Phone:  303-830-0988

Fax: 303-830-9098

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2007, 2006 and 2005

D E  V I S S E R  G R A Y LLP

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2007 and 2006  and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 April  15, 2007

ESPERANZA SILVER CORPORATION

Consolidated Statement of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2007

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31, 2007 and 2006

	2007	2006

ASSETS

Current Assets:
Cash and cash equivalents	$ 15,571,201	$ 4,092,288
Receivables	517,485	587,480
Due from Joint venture partner (Note 6 (a) and (b))	-	597,840
Prepaid expenses	24,316	37,766
	16,113,002	5,315,374

Equipment (Note 5)	138,361	46,333
Mineral Properties (Note 6)	9,566,594	4,848,116
	$ 25,817,957	$ 10,209,823

LIABILITIES AND SHAREHOLDERS EQUITIES

Current Liabilities:

Accounts Payable and accrued liabilities	$ 1,075,762	$ 224,362

Shareholders Equity:
Share Capital (Note 7)	34,012,973	18,011,880
Contributed surplus (Note 7)	4,902,723	3,307,703
Deficit	(14,173,501)	(11,334.122)
	24,742,195	9,985,461
	$ 25,817,957	$ 10,209,823

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“Michael H. Halvorson”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Operating expenses:
Accounting and legal	$ 126,898	$ 68,787	$ 33,785
Amortization	12,325	8,142	2,314
Bank charges and interest expense	13,041	11,753	5,980
Consulting fees (Note 8)	623,116	207,020	193,078
Foreign exchange	203,053	(15,317)	5,225
Investor relations and shareholder communications	312,755	152,237	129,590
Office and sundry	123,525	68,537	36,024
Exploration expenses	490,023	307,822	217,696
Rent	75,927	50,706	29,801
Stock-based compensation (Note 7 (e))	1,336,658	750,524	263,070
Transfer agent and regulatory fees	138,008	93,020	56,917
Travel	36,494	24,658	28,750

Loss before other items	(3,491,823)	(1,727,889)	(1,002,230)

Other items
Interest income	646,281	155,266	22,948
Gain on the disposal of fixed assets	6,163	-	-
Royalty revenue	-	-	5,182
Write-off of mineral property	-	-	(31,604)
Write-down of mineral property (Note 6 (e))	-	-	(6,625,190)

Net loss and comprehensive loss for the year	(2,839,379)	(1,572,623)	(7,630,894)

Deficit, beginning of year	(11,334,122)	(9,761,499)	(2,130,605)

Deficit, end of year	$ (14,173,501)	$ (11,334,122)	$ (9,761,499)

Basic and diluted loss per share	$ (0.06)	$ (0.04)	$ (0.27)

Weighted average number of shares outstanding	44,550,285	36,715,551	27,990,163

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash provided by (used in):

Operations:
Net loss for the year	$ (2,839,379)	$ (1,572,623)	$ (7,630,894)
Items not affecting cash:
Amortization	20,634	8,142	2,314
Gain on disposal of equipment	(6,163)	-	-
Stock-based compensation	1,336,658	750,524	263,070
Write-off of mineral property costs	-	-	31,604
Write-down of mineral property costs	-	-	6,625,190
Changes in non-cash working capital items:
Receivables	69,995	(524,458)	(37,460)
Due from joint venture partner	597,840	(457,474)	(140,366)
Prepaid expenses	13,450	(652)	(21,439)
Accounts payable and accrued liabilities	86,020	60,934	95,188
	(720,945)	(1,735,607)	(812,793)

Investments:
Mineral property costs	(3,859,162)	(2,617,952)	(837,276)
Proceeds from the disposal of equipment	23,540	-	-
Purchase of equipment	(138,975)	(26,039)	(21,914)
	(3,974,597)	(2,643,991)	(859,190)

Financings:
Shares issued for cash	17,102,643	5,068,992	3,851,810
Shares issue costs	(928,188)	(78,120)	(149,529)
	16,174,455	4,990,872	3,702,281

Increase in cash and cash equivalents	11,478,913	611,274	2,030,298

Cash and cash equivalents, beginning of year	4,092,288	3,481,014	1,450,716

Cash and cash equivalents, end of year	$ 15,571,201	$ 4,092,288	$ 3,481,014

Supplementary information:

Cash received for interest	$ 753,885	$ 57,025	$ 15,148
Shares issued for mineral properties	85,000	1,067,812	10,000
Securities issued as part of share issue costs	346,211	49,715	109,908
		)

During the year ended December 31, 2007, there was $864,860 (2006 -$99,480; 2005 - $113,336) in accounts payable that related to mineral property costs.

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

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

Mineral properties

Exploration and development expenditures incurred prior to the acquisition of a property have occurred are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2007, the present value of the Company’s asset retirement obligations is nominal.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant accounting policies (continued)

Stock-based compensation

The Company has a stock option plan which is described in note 7(c).

Effective January 1, 2003, the Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003, in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 7 (e)).

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

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share is calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

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

Recent Accounting Pronouncements

Recent accounting pronouncements which may impact the Company in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)

qualitative information about its objectives, policies and processes for managing capital,

(b)

summary quantitative data about what it manages as capital.

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject.

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant accounting policies

Recent Accounting Pronouncements (continued)

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(a)

designating financial assets and liabilities as held for trading;

(b)

designating financial assets as available-for-sale; and

(c)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008.  The Company does not expect the adoption of this change to have an impact on the disclosure in its financial statements.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period.  As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Company does not expect the adoption of this change to have an impact on the disclosure in its financial statements.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

3.

Accounting Policy Change

Effective January 1, 2007, the Company implemented the new CICA accounting sections: 3855 (Financial Instruments – Recognition and Measurement), 3861 (Financial Instruments – Disclosure and Presentation) and 1530 (Comprehensive Income).  These new accounting policy changes have been implemented prospectively with no restatement of comparative financial statements.

Comprehensive income includes net income and other comprehensive income.  It is defined as the change in equity (net assets) of a company during the period from all transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners.  There are no items to report as comprehensive income.  The Company’s earnings per share presented on the statements of operation and deficit is based upon its loss for the period and not comprehensive income.  The adoption of these sections had no impact on the Company’s financial statements.

4.

Financial Instruments

The Company’s financial instruments are comprised of cash and cash equivalents, accounts receivable and, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.

Equipment

	2007		2006	2005
Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

$ 191,145	$ 52,784	$ 138,361	$ 46,333	$ 28,436

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

6.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2005	$ 1,054,285	$ 25,000	$ 96,923	$ 1,176,208

Acquisition Costs and option payments	1,575,410	-	28,469	1,603,879

Exploration and Development:
Assays	104,342	-	60,142	164,484
Community Programs	-	-	29,405	29,405
Drilling	542,401	-	637,987	1,180,388
Field costs	79,588	-	129,635	209,223
Geological studies	448,369	-	359,565	817,934
Mapping and surveying	32,881	-	27,066	59,947
Office and administrative	4,615	-	57,379	61,994
Professional Fees	332		23,809	24,141
Property tax	20,830	-	109,410	130,240
Road and access costs	53,117	-	131,371	184,488
Site Supervision	-	-	19,336	19,336
Travel and related costs	69,581	-	75,619	145,200
Vehicle costs	43,106	-	53,056	96,162
	4,028,857	25,000	1,839,172	5,893,029
Less: Recovery from joint venture partner	-	-	(1,044,913)	(1,044,913)

Balance, December 31, 2006	$ 4,028,857	$ 25,000	$ 794,259	$ 4,848,116

Acquisition Costs and option payments	127,865	-	43,525	171,390

Assays	257,739	-	71,560	329,299
Communications	25,048	-	6,749	31,797
Drilling	2,305,858	-	937,643	3,243,501
Field Costs	230,624	-	108,661	339,285
Geological Studies	737,999	-	321,817	1,059,816
Geophysics	5,564	-	-	5,564
Office and administration	99,688	-	48,879	148,567
Property tax	38,191	-	13,038	51,229
Road and access costs	172,627	-	24,960	197,587
Site supervision	-	-	47,808	47,808
Travel and related costs	106,044	-	60,279	166,323
Vehicle costs	99,179	-	117,543	216,722

Less: Recovery from joint venture partner	-	-	(1,290,410)	(1,290,410)
Balance, December 31, 2007	$ 8,235,283	$ 25,000	$ 1,306,311	$ 9,566,594

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

6.

Mineral Properties (continued)

(a)

San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project was subject to the prospecting agreement, described below in Note 6 (b), with Silver Standard Resources Inc. (“Silver Standard”), a company that had a director in common until February, 2008.  Silver Standard elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. Silver Standard has subsequently elected to increase its ownership to 70 percent by funding all activities required to complete a feasibility study and it may further increase its ownership to 80 percent by funding all development activities necessary to place the property into production.

(b)

Silver Standard Exploration Agreement

In the first quarter of 2005, the Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.  Under the terms of the agreement, Silver Standard would contribute US$300,000 and Esperanza would contribute US$200,000 during the first two years of the program.  In March of 2007, this agreement was allowed to expire.

(c)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Morelos State, Mexico.  The exercise price of the option was US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company.  From May, 2003 to October 2006, the Company made cash option payments of US$80,000 and issued 170,000 common shares to Recursos in accordance with the option agreement.

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

585,000

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

6.

Mineral Properties

(d)

Flor de Loto, Peru (continued)

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.  The Company has reached a verbal agreement on an amendment to the Flor de Loto option agreement to revise the timing of the final two option payments to the date and the first anniversary of the date when the Company reaches an agreement with the local community to conduct drilling and other exploration work on the property.

(e)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.    The vendor also received a 1.5% NSR royalty for any minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.  During the year ended December 31, 2005 the Company wrote-down the carrying value of the Atocha property to $25,000.  Esperanza continues to hold this property but is not conducting any current exploration programs.

(f)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru.  Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary).  Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date.  Esperanza must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.  The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza.  Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses.  In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000.  If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold.  The Company has not received a drill permit at this time and accordingly the Effective Date of the agreement has not been determined.

(g)

Option Agreement, Mexico

In September 2007, Esperanza agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza will paid US$30,000 and issued 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties.  An additional US$20,000 was paid and 20,000 more shares were issued on the commencement of drilling on two of the properties. Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.

Esperanza committed to drill a minimum of 1,200 meters per property during the first 12 months from the receipt of all necessary permits (subject to availability of drill rigs).  The acquisition of any property can be made at the end of the option period by payment of US$350,000 and the issuance of between 450,000 and 1,200,000

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

6.

Mineral Properties

(g)

Option Agreement, Mexico (continued)

common shares dependent on the price of Esperanza shares at the time.  The Company has also signed a drill contract with respect to these option agreements that has a minimum commitment of 2,400 meters of drilling at a cost of approximately US$110 per meter for a total commitment of US$264,000.

7.

Share Capital

(a)

Authorized

An unlimited number of common shares without par value.  During the year ended December 31, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance, December 31, 2004	26,649,515	$ 8,105,024	$ 2,430,001

Shares issued for property option (Note 4(c))	40,000	10,000
Shares issued for exercise of warrants	1,057,562	455,809
Shares issued on private placement	5,660,000	3,396,000
Shares issued as finders’ fees on private placement	98,933	-
Less: share issuance costs	-	(149,529)
Warrants issued as finders’ fees on private placement	-	(109,908)	109,908
Stock based compensation	-	-	263,070

Balance, December 31, 2005	33,506,010	11,707,396	2,802,979

Shares issued for property option (Note 4(c))	540,000	1,067,812
Shares issued for exercise of options	420,000	198,400
Shares issued for exercise of warrants	4,022,535	3,070,592
Shares issued on private placement	1,500,000	1,800,000
Shares issued as finders’ fees on private placement	18,300	-
Less: share issuance costs	-	(78,120)
Warrants issued as finders’ fees on private placement	-	(49,715)	49,715
Reclassification on exercise of stock options	-	131,956	(131,956)
Reclassification on exercise of agents’ warrants	-	163,559	(163,559)
Stock based compensation	-	-	750,524

December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703

Shares issued for property option	40,000	85,000
Shares issued for exercise of options	232,000	179,245
Shares issued for exercise of warrants	1,937,976	1,921,898
Shares issued on private placement	4,110,000	15,001,500
Less: share issuance costs		(928,188)
Less: Agents options and warrants issued on private placement		(346,211)	346,211
Reclassification on exercise of stock options	-	79,392	(79,392)
Reclassification on exercise of agents’ warrants	-	8,457	(8,457)
Stock based compensation			1,336,658

Balance, December 31, 2007	46,326,821	$ 34,012,973	$ 4,902,723

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

7.

Share Capital

(b)

Issued and outstanding (continued)

On February 8, 2007, the Company closed a private placement of 4,110,000 units at a price of $3.65 each for gross proceeds of $15,001,500.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $4.35 until February 8, 2009.  Finders’ fees relating to this private placement were comprised of a cash payment of $899,949, the issuance of agents’ options enabling the agents to acquire up to 232,864 units with an exercise price of $3.65 per unit on the same terms as the private placement.

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

The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.  During the years ended December 31, 2007 2006 and 2005 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2004	1,630,000	$ 0.38
Granted	980,000	0.42
Balance as of December 31, 2005	2,610,000	0.39
Granted	892,500	1.56
Exercised	(420,000)	0.47
Balance as of December 31, 2006	3,082,500	0.72
Granted	1,540,364	3.27
Exercised	(232,000)	0.77
Balance as of December 31, 2007	4,390,864	$ 1.61

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

7.

Share Capital

(c)

Options (continued)

As at December 31, 2007, stock options are outstanding enabling the holders to acquire up to 4,390,864 common shares with a weighted average exercise price of $1.61 per share, as follows:

Grant Date	Number Outstanding	Exercise price	Number vested	Expiry date
August 18, 2003	1,000,000	$0.25	1,000,000	08/18/08
September 1, 2003	75,000	0.75	75,000	09/01/08
May 6, 2004	10,000	0.58	10,000	05/06/09
September 9, 2004	300,000	0.53	300,000	09/09/09
June 14, 2005	550,000	0.40	550,000	06/14/10
July 5, 2005	5,000	0.355	5,000	07/05/10
September 23, 2005	75,000	0.65	75,000	09/23/10
May 18, 2006	835,500	1.56	835,500	05/18/11
January 8, 2007	25,000	3.70	25,000	01/08/12
January 22, 2007	100,000	3.35	100,000	01/22/12
February 8, 2007 (i)	232,864	3.65	232,864	02/08/08
April 18, 2007	942,000	3.48	314,167	04/18/12
April 25, 2007	5,000	3.48	1,667	04/25/12
August 2, 2007	35,000	2.41	11,667	08/02/12
September 12, 2007	200,000	1.91	66,667	09/12/12

Balance December 31, 2007	4,390,864	1.61	3,602,532

(i) These are agents’ options which were issued as part of the February 8, 2007 private placement.

(d)

Warrants

During the years ended December 31, 2007, 2006 and 2005 the change in warrants outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2004	8,474,922	0.89
Issued	3,375,801	0.82
Exercised	(1,057,562)	0.43
Expired	(5,675,200)	1.09
Balance as of December 31, 2005	5,117,961	0.73
Issued	842,550	1.50
Exercised	(4,022,535)	0.76
Balance as of December 31, 2006	1,937,976	0.99
Issued	2,055,000	4.35
Exercised	(1,937,976)	0.99
Balance as of December 31, 2007	2,055,000	4.35

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

7.

Share Capital (continued)

(d)

Warrants

As at December 31, 2007, share purchase warrants are outstanding enabling the holders to acquire up to 2,055,000 common shares with a weighted average exercise price of $4.35 per share, as follows:

	Number outstanding	Exercise price	Expiry date

Private placement warrants	2,055,000	$ 4.35	02/08/09

The value of $346,211 (2006 - $49,715; 2005 - $109,908) represented by the agent’s warrants and/or options issued as finders’ fees (Note 7 (b)), have been measured on a fair value basis using the Black-Scholes option pricing model, with the following assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected stock price volatility	71%	72%	75%
Risk-free interest rate	4.05%	3.50%	3.33%
Expected life in years	1.00	1.50	0.50
Fair value	$0.99	$0.54	$0.22

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2007, the Company granted 1,307,500 stock options to directors, officers and consultants with a weighted average exercise price of $3.21 and expiry dates ranging from January 8 to September 12, 2012.  During the year ended December 31, 2006, the Company granted 892,500 stock options with an exercise price of $1.56 per share and an expiry date of May 18, 2011.  During the year ended December 31, 2005, the Company granted 980,000 stock options with a weighted average exercise price of $0.42 and expiry dates ranging from June 14 to September 23, 2010.  The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected stock price volatility	71%	79%	78%
Risk-free interest rate	4.08%	4.16%	3.9%
Expected life of options in years	2.9	3	5
Weighted average fair value of options	$1.50	$0.84	$0.27

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $1,336,658 in 2007 (2006 - $750,524; 2005 - $263,070) with the offsetting amount credited to contributed surplus.

#

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

8.

Related party transactions

Ionic Management Ltd. (“Ionic”), a private company related by virtue of a director in common, provides office space on a monthly rental basis.  During the current year $11,900 (2006 - $15,000; 2005 - $12,000) was charged for rent by Quest.  At December 31, 2007, the Company owed Ionic $nil (2006 - $1,326; 2005 $1,070) which is included in accounts payable.

The Company has a consulting agreement with its President for US$12,500 per month plus health insurance benefits. During the current year, the Company paid or accrued $180,547 (2006 - $123,974); 2005 - $132,569) for Consulting fees and health insurance benefits, $88,096 (2006 - $46,720; 2005 - $Nil) for a bonus and advanced him $10,675 (2006 - $10,675; 2005 - $10,675) for travel expenses which is included in Prepaid Expenses. At December 31, 2007, the Company owed him a total of $8,675 (2006 - $10,525; 2005 - $10,473) which is included in Accounts Payable.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties includes amounts owed to directors.  As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined.  All balances due to related parties are included in accounts payable and accrued liabilities.

9.

Commitments and contingencies

At December 31, 2007, the Company had remaining commitments with two drilling companies to drill 3,780 meters in Mexico.  The estimated financial commitment for this work is approximately US$800,000.

10.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2007	2006	2005

Loss for the year	$ (2,839,379)	$ (1,572,623)	$ (7,630,894)

Expected income tax recovery	(764,100)	(489,400)	$ (332,800)
Effect of foreign tax rate differences	(175,600)	(39,400)	(1,677,500)
Non-deductible expenses	376,200	238,500	1,744,600
Unrecognized benefit of non-capital losses	563,500	290,300	265,700

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities at December 31, 2007 are as follows:

	2007	2006	2005
Future income tax assets:
Non-capital loss carry forwards	$ 1,262,500	$ 994,900	$ 876,500
Resource expenses	(378,400)	(518,500)	(451,900)
Share issuance costs	318,200	61,600	57,600
Equipment	2,900	2,900	3,500

Future income tax assets	$ 1,205,200	540,900	485,700
Valuation allowance	$(1,205,200)	(540,900)	(485,700)

Net future income tax assets	$ -	$ -	$ -

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

10.

Income taxes (continued)

As at December 31, 2007, the Company has non-capital losses from Canadian operations of approximately $3.7 million available for deduction against future taxable income.  Foreign non-capital losses and potential other foreign income tax pools are currently being substantiated and have not been recognized as future income tax assets.  Non-capital losses, if not utilized, will expire through 2027.  Future tax benefits which may arise as a result of these non-capital losses and other income tax pools have not been recognized in these financial statements and have been offset by a valuation allowance.

11.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Bolivia	Peru	Total
2007
Revenue	$ 644,148	$ 2,133	$ -	$ -	$ 646,281
Loss for the year	(2,224,170)	(187,397)	(29,550)	(398,262)	(2,839,379)
Assets	15,502,824	8,752,970	27,141	1,535,022	25,817,957
Capital expenditures	45,271	3,369,531	-	583,335	3,998,137

2006
Revenue	$ 155,266	$ -	$ -	$ -	$ 155,266
Loss for the year	(1,434,487)	(10,075)	(40,380)	(87,681)	(1,572,623)
Assets	4,687,910	4,289,413	31,770	1,200,730	10,209,823
Capital expenditures	20,459	1,920,165	-	702,917	2,643,991

2005
Revenue	$ 22,948	$ -	$ 5,182	$ -	$ 28,130
Loss for the year	(932,000)	(11,950)	(6,616,835)	(70,109)	(7,630,894)
Assets	3,604,081	1,120,948	30,407	170,724	4,926,160
Capital expenditures	8,220	737,930	6,545	106,495	859,190

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies (Note 2), mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under US GAAP, in accordance with Emerging Issues Task Force (EITF No. 04-02 -- Whether Mineral Rights are Tangible or Intangible Assets), the Company has capitalized mineral property acquisition costs for United States GAAP for the periods beginning after April 30, 2004 while all exploration costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

#

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

(continued)

	December 31,
	2007	2006	2005
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs under Canadian GAAP	9,566,594	4,848,116	1,176,208
Deferred property costs expensed under U.S. GAAP	(7,649,068)	(3,101,980)	(1,033,951)
Deferred property costs under U.S GAAP	1,917,526	1,746,136	142,257

b) Operations

Loss for the year following Canadian GAAP	(2,839,379)	(1,572,623)	(7,630,894)
Deferred property costs expensed under U.S. GAAP	(4,547,088)	(2,068,029)	(743,986)
Deferred property costs written-off under Canadian GAAP	-	-	6,656,794)
Loss for the year under U.S. GAAP	(7,386,467)	(3,640,652)	(1,718,086)

c) Deficit

Closing deficit under Canadian GAAP	(14,173,501)	(11,334,122)	(9,761,499)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(7,649,068)	(3,101,980)	(1,033,951)
Closing deficit under U.S. GAAP	(21,822,569)	(14,436,102)	(10,795,450)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(720,945)	(1,735,607)	(812,793)
Add net loss following Canadian GAAP	2,839,379	1,572,623	7,630,894)
Less net loss following U.S. GAAP	(7,386,467)	(3,640,652)	(1,718,086)
Less deferred property costs written-off under Canadian GAAP	-	-	(6,656,794)
Cash applied to operations under U.S. GAAP	(5,268,033)	(3,803,636)	(1,556,779)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(3,974,597)	(2,643,991)	(2,359,190)
Add cash property costs expensed under U.S. GAAP	3,772,772	2,068,029	743,986)
Cash received from (applied to) investing activities under U.S. GAAP	(201,825)	(575,962)	(1,615,204)

	For the years ended December 31,
f) Loss per Share	2007	2006	2005

Numerator: Loss for the year under U.S. GAAP	$(7,386,467)	$(3,640,652)	$(1,718,086)
Denominator: Weighted-average number of shares outstanding	40,550,285	36,715,551	27,990,163)
Basic and diluted loss per share under U.S. GAAP	$ (0.18)	$ (0.10)	$ (0.06)

#

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: June 27, 2008	By:

/s/ William J. Pincus
WILLIAM J. PINCUS
Chief Executive Officer

#