Form 20-F/A
period 2007-12-31
ESPERANZA SILVER CORP
filed 2009-02-19
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Index to Exhibits on Page 77

#

ESPERANZA SILVER CORPORATION

FORM 20-F/A ANNUAL REPORT

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3 Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/08	Ended 03/31/07	Ended 12/31/07	Ended 12/31/06	Ended 12/31/05	Ended 12/31/04	Ended 12/31/03

Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ 5	$ 23	Nil
Income (Loss) for the Period	($1,409)	($679)	($2,839)	($1,573)	($7,631)	($910)	($837)
Basic Income (Loss) Per Share	($0.03)	($0.02)	($0.06)	($0.04)	($0.27)	($0.04)	($0.05)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	46,959	42,686	44,550	36,716	27,990	22,886	15,622
Period-end Shares	47,257	44,633	46,327	40,007	33,506	26,650	21,900

Working Capital	$13,502	$18,229	$15,037	$ 5,091	$ 3,544	$ 1,410	$ 1,068
Mineral Properties	$10,913	$ 5,804	$ 9,567	$ 4,848	$ 1,176	$ 6,986	$ 6,209
Long-Term Debt	Nil	$ Nil	NIL	Nil	Nil	Nil	Nil
Capital Stock	$34,450	$32,314	$34,013	$18,012	$11,707	$ 8,105	$ 6,293
Shareholders’ Equity	$24,539	$24,109	$24,742	$ 9,985	$ 4,749	$ 8,404	$ 7,277
Total Assets	$24,893	$24,673	$25,818	$10,209	$ 4,926	$ 8,487	$ 7,373

US GAAP
Net Loss	N/A	N/A	($ 7,386)	($3,641)	($1,718)	($1,648)	($7,045)
Loss Per Share	N/A	N/A	($0.18)	($0.10)	($0.06)	($0.07)	($0.45)
Mineral Properties	N/A	N/A	$ 1,918	$ 1,746	$ 142	$ Nil	Nil
Shareholders’ Equity	N/A	N/A	$17,093	$ 6,883	$ 3,715	$ 1,457	$ 1,068
Total Assets		N/A	$18,169	$ 7,108	$ 3,892	$ 1,540	$ 1,164

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

Esperanza has completed a review of a resource estimate provided to it, by Silver Standard Resources Inc., the project operator (in a news release dated November 15, 2007).  The review has led Esperanza to the conclusion that the estimate announced in that release may understate the mineral resource contained in the San Luis project.  Silver Standard subsequently commissioned an independent review, which also raised issues with the original resource estimate.  To address these matters, the Joint Venture intends to retain a different independent qualified person to prepare a new resource estimate for the project.

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

San Luis Project, Peru

The property is currently held 55% by Silver Standard Resources Inc. (“Silver Standard”) and 45% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Silver Standard also became the operator of the project.  Upon acceptance of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80% by funding all pre-production capital.

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

Quarterly Information

	2007	2007	2007	2007
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 659,476	$ 760,409	$1,303,518	$ 768,421
Loss for the period	484,024	573,778	1,102,944	678,633
Loss per Share (Basic and Diluted)	(0.01)	(0.01)	(0.02)	(0.01)

	2006	2006	2006	2006
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 122,216	$ 270,177	$1,043,126	$ 292,370
Loss for the period	79,091	224,760	998,303	270,469
Loss per Share (Basic and Diluted)	(0.00)	(0.01)	(0.03)	(0.01)

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

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

The Company has no Contractual Obligations

At December 31, 2007, the Company had commitments with drilling companies to drill 3,780 meters in Mexico. The estimated financial commitment for this work is US$800,000.

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

#

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

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2002	Closing Balance	14,557,865	$823,566
Fiscal 2003	Issued for property option Private Placements Issued for acquisition Issued for Agent’s fees	25,000 3,240,000 4,000,000 77,200	$6,250 $1,463,616 $4,000,000 -

Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement Issued for finder’s fees Warrants issued as finders fees	803,000 25,000 3,750,000 171,450 -	$321,200 $6,250 $1,498,078 - (13,936)
Fiscal 2005	Issued for property option Exercise of Share Purchase Warrants Private Placement Issued for Finder’s Fees	540,000 1,057,562 5,660,000 98,933	$1,067,812 $1,636,691 $3,396,000 $59,359
Fiscal 2006	Exercise of Share Purchase Warrants Exercise of Stock Options Private Placement Issued for Property Option	4,022,535 420,000 1,500,000 540,000	$3,070,277 $198,400 $1,800,000 $1,010,000
Fiscal 2007	Private Placement Exercise of Stock Options Exercise of Share Purchase Warrants	4,110,000 160,000 371,624	$15,001,500 $107,625 $422,656
Fiscal 2008	Exercise of stock options	910,000	245,800
(YTD)	Issued for Property Option	20,000	30,000
Mar 31/08	Reclassify contributed surplus on exercise of options	-	161,605

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

#

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

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 April  15, 2008

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

(continued)

	December 31,
	2007	2006	2005
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs under Canadian GAAP	9,566,594	4,848,116	1,176,208
Deferred property costs expensed under U.S. GAAP	(7,649,068)	(3,101,980)	(1,033,951)
Deferred property costs under U.S GAAP	1,917,526	1,746,136	142,257

b) Operations

Loss for the year following Canadian GAAP	(2,839,379)	(1,572,623)	(7,630,894)
Deferred property costs expensed under U.S. GAAP	(4,547,088)	(2,068,029)	(743,986)
Deferred property costs written-off under Canadian GAAP	-	-	6,656,794)
Loss for the year under U.S. GAAP	(7,386,467)	(3,640,652)	(1,718,086)

c) Deficit

Closing deficit under Canadian GAAP	(14,173,501)	(11,334,122)	(9,761,499)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(7,649,068)	(3,101,980)	(1,033,951)
Closing deficit under U.S. GAAP	(21,822,569)	(14,436,102)	(10,795,450)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(720,945)	(1,735,607)	(812,793)
Add net loss following Canadian GAAP	2,839,379	1,572,623	7,630,894)
Less net loss following U.S. GAAP	(7,386,467)	(3,640,652)	(1,718,086)
Less deferred property costs written-off under Canadian GAAP	-	-	(6,656,794)
Cash applied to operations under U.S. GAAP	(5,268,033)	(3,803,636)	(1,556,779)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(3,974,597)	(2,643,991)	(2,359,190)
Add cash property costs expensed under U.S. GAAP	3,772,772	2,068,029	743,986)
Cash received from (applied to) investing activities under U.S. GAAP	(201,825)	(575,962)	(1,615,204)

	For the years ended December 31,
f) Loss per Share	2007	2006	2005

Numerator: Loss for the year under U.S. GAAP	$(7,386,467)	$(3,640,652)	$(1,718,086)
Denominator: Weighted-average number of shares outstanding	44,550,285	36,715,551	27,990,163)
Basic and diluted loss per share under U.S. GAAP	$ (0.18)	$ (0.10)	$ (0.06)

#

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: February 15, 2009	By: William J. Pincus

WILLIAM J. PINCUS
Chief Executive Officer

#