Form 20-F
period 2008-12-31
ESPERANZA SILVER CORP
filed 2009-04-29
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 47,521,821

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   _X_

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

#

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 04/09/2009 the names of the Directors of the Issuer.

Table No. 1

Directors

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	55	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	56	December 14, 1999
Michael H. Halvorson (2) (3)(6)	64	April 8, 2003
Steve Ristorcelli (2)(3)(7)	52	June 2, 2005
George Elliott (1)(8)	66	August 29, 2008

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

Suite 680 – 1580 Lincoln Avenue, Denver, Colorado,   80203-1501

(5)

Suite 1028-550 Burrard Street, Vancouver, BC V6C 2B5

(6)

7928 Rowland Road, Edmonton, AB T8A 3W1

(7)

393 Fricke Ct., Gardenville, NV 89460

(8)

57 Joicey Blvd., Toronto, ON M5M 2T2

1.A.2.  Senior Management

Table No. 2 lists, as of 04.09/2009, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	55	September 30, 2002
Kim Casswell, Corporate Secretary	52	April 2, 2004
William Bond, Vice President, Exploration	57	August 1, 2003
David L. Miles, Chief Financial Officer	57	June 10, 2004
J Stevens Zuker, Senior Vice-President	54	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	50	January 22, 2007

#

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

Mr Zuker’s business functions, as Senior Vice President include responsibility for assisting the President in investor relations activity, management of all technical databases related to exploration information, supervision of new generative exploration activities and assistance in day to day management of the issuer’s business. Mr Zuker reports directly to Mr. Pincus.

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

#

1.C Auditors

The Company’s auditor is:    De Visser Gray, Chartered Accountants

401 – 905 West Pender Street

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2008/2007/2006 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

CANADIAN GAAP	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04

Revenue	$ Nil	$ Nil	$ Nil	$ 5	$ 23
Income (Loss) for the Period	($5,129)	($2,839)	($1,573)	($7,631)	($910)
Basic Income (Loss) Per Share	($0.11)	($0.06)	($0.04)	($0.27)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	47,300	44,550	36,716	27,990	22,886
Period-end Shares	47,522	46,327	40,007	33,506	26,650

Working Capital	$9,352	$15,037	$ 5,091	$ 3,544	$ 1,410
Mineral Properties	$11,632	$ 9,567	$ 4,848	$ 1,176	$ 6,986
Long-Term Debt	Nil	$Nil	Nil	Nil	Nil
Capital Stock	$34,612	$34,013	$18,012	$11,707	$ 8,105
Shareholders’ Equity	$21,061	$24,742	$ 9,985	$ 4,749	$ 8,404
Total Assets	$21,251	$25,818	$10,209	$ 4,926	$ 8,487

US GAAP
Net Loss	($7,623)	$ (7,386)	($3,641)	($1,718)	($1,648)
Loss Per Share	($0.16)	($0.18)	($0.10)	($0.06)	($0.07)
Mineral Properties	$1,731	$ 1,918	$ 1,746	$ 142	$ Nil
Shareholders’ Equity	$10,918	$17,093	$ 6,883	$ 3,715	$ 1,457
Total Assets	$11,350	$18,169	$ 7,108	$ 3,892	$ 1,540

#

(1)

Cumulative Net Loss since incorporation through 12/31/2008 under US GAAP was ($29,446).

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

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

March 2009	1.26	1.30	1.22	1.26
February 2009	1.25	1.27	1.22	1.27
January 2009	1.22	1.27	1.18	1.24
December 2008	1.23	1.30	1.20	1.22
November 2008	1.22	1.24	1.16	1.24
October 2008	1.18	1.29	1.06	1.22

Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.13	1.18	1.09	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.14	1.16
Fiscal Year Ended 12/31/2004	1.30	1.40	1.17	1.20

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2008.  As of 12/31/2008, the Company has cash and cash equivalents totaling $ 8,429,821 and short-term investments totaling $Nil. The Company has no significant debt outstanding as of 12/31/2008 and had issued and outstanding common shares of 47,521,821.

#

Table No. 5

Capitalization and Indebtedness

SHAREHOLDERS’ EQUITY
47,521,821 shares issued and outstanding	$34,611,921
Contributed Surplus	$5,752,140
Retained Earnings (deficit)	($19,302,746)
Net Stockholders’ Equity	$21,061,315

Stock Options Outstanding (At December 31, 2008):	4,183,500
Warrants Outstanding (At December 31, 2008)):	2,055,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is (29,445,519). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

#

Esperanza currently has 3,918,500 share purchase options outstanding. If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 47,521,821 (as of April 9, 2009) to 51,440,321.

This represents an increase of 8.24% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Esperanza to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Mexican and Peruvian Federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

#

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

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend on the efforts of its Senior Management particularly its President, William Pincus; its Senior Vice President, Mr. J. Stevens Zuker; its Chief Financial Officer, Mr. David Miles; its Vice President - Exploration, Mr. William Bond; its Vice President - Exploration, and Vice President - Chief Geologist, Dr. Paul Bartos and its Corporate Secretary, Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli, a member of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on Brian Bayley, Michael Halvorson and George Elliott because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors.

#

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,918,500 share purchase options outstanding which, if exercised, would result in an additional 3,918,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Esperanza.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Company Act (the “Old Act”).   Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the Old Act.  As a consequence, all British Columbia companies are now governed by the New Act. There are no residency requirements for directors under the New Act, however, three of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

#

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

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2008, the end of the Company's most recent fiscal year, there were 47,521,821 common shares issued and outstanding.

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

#

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

Financings

The Company has financed its operations through funds raised in public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

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

Issued for property option (26)

Exercise of Share Purchase Warrants (21)

Exercise of Broker Share Purchase Warrants (21)

Exercise of Share Purchase Warrants (10)

Exercise of Stock Options (18)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (20)

Exercise of Stock Options (24)

Exercise of Stock Options (19)

		4,110,000 40,000 406,750 15,742 1,515,484 60,000 50,000 25,000 25,000 57,000 15,000	$15,001,500 $85,000 $610,125 $23,613 $1,288,161 $24,000 $29,000 $13,250 $18,750 $88,920 $5,325
Fiscal 2008	Exercise of options (18) Exercise of options (27) Exercise of options (16) Issued for property (26) Exercise of options (20)	100,000 1,000,000 10,000 45,000 40,000	$40,000 $250,000 $5,800 $56,550 $30,000
Fiscal 2009 (Y-T-D)	N/A	Nil	Nil

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

#

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

#

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

#

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

Capital Expenditures

Fiscal Year

Fiscal 2004	$10,057
Fiscal 2005	$21,914
Fiscal 2006	$ 26,039
Fiscal 2007	$138,975
Fiscal 2008	$9,794

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

On April 8, 2003, the Issuer announced that it had reached an agreement to acquire the Esperanza (later renamed Cerro Jumil)silver/gold exploration project from Recursos Cruz del Sur, S.A. de C.V., an unrelated private company. On May 16, 2003, the Issuer announced that it had entered into a formal option agreement to acquire the interest in this property.

#

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

On December 15, 2003, the Issuer signed an option-to-purchase agreement pertaining to the Flor de Loto project. The terms of this agreement call for the Issuer to pay a total of U.S.$585,000 for its interest in this property. In December of 2008, the Issuer decided to terminate the option agreement.

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

#

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

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1,200,000 million common shares dependent on the price of Esperanza shares at the time.   Altiplano/Terciario will retain a 2% net smelter royalty.   The agreement is subject to all regulatory approvals.

In December 2008 the Company announced that it had completed all first year commitments regarding Altiplano and Terciario properties and had returned the properties with no further rights or obligations.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

#

Plan Of Operations

Source of Funds for Fiscal 2009

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.  The Issuer does not anticipate that it will raise significant funds from equity issues in 2009.

The Issuer had a working capital balance of approximately $9,351,557 at 12/31/2008.

Use of Funds for Fiscal 2009

During Fiscal 2008 the Issuer expended $2,199,595 excluding stock based compensation on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $2,200,000 during Fiscal 2009.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2008, 12/31/2007, 12/31/2006, 12/31/2005 and 12/31/2004 the Issuer’s assets were located in North America Mexico; Peru and Bolivia.

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

#

The Issuer has wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V.), Peru (Esperanza Silver Peru S.A.C.), Bolivia (Compania Minera General Minerals (Bolivia) S.A.), British Virgin Islands (Esperanza Exploration (BVI) Inc., Esperanza Minerals (BVI) Inc. and Esperanza Resources (BVI) Inc., and Colorado (Esperanza Services, Inc.).

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 3,300 sq. ft., shared by five other companies at 570 Granville Street, Suite 300, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on November 22, 2007.  Monthly rent is $1,660.

The Issuer’s mineral properties are located in the following areas:

a.

The San Luis, Pucarana, Abra Roja, and Utucocha projects are located in Peru,

b.

The Cerro Jumil (formerly La Esperanza) Gold/Silver project is located in Mexico.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this report are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

1. The San Luis Property

The San Luis property is without known reserves and the work being done by the issuer is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

#

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

The property consists of 36 mineral concessions covering approximately 25,038 hectares. In order to maintain the rights to these concessions the Company must pay an annual fee in respect of each concession to the government of Peru.

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

Based upon these results a drill program was designed. Drilling and road building permits were granted on May 2, 2006. Approximately 10 kilometers of road were built to access the Ayelén and other veins. Drilling began on September 25, 2006. A total of 28 drill holes were completed by year-end. Initial results from the drilling have confirmed the high gold and silver grades.

2007 Activities

During 2007 operatorship of the project was transferred to Silver Standard Resources Inc. under the terms of the joint venture agreement. An additional 133 diamond core drill holes were completed for a grand total of 161 drill-holes totalling approximately 27,000 meters. The bulk of the drilling was completed on the Ayelén and Inés veins.

2008 Activities

In December of 2008 the Company announced a resource estimate for the Ayelén and a portion of the adjacent Ines veins as below:

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

Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Tons	Gold Grade (oz/ton)	Silver Grade (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)	Gold- Equivalent (ounces)
Measured	55,000	34.3	757.6	61,000	1.00	22.1	60,700	1,339,700	81,300
Indicated	429,000	20.8	555.0	473,000	0.61	16.2	286,900	7,655,000	404,100
Measured and Indicated	484,000	22.3	578.0	534,000	0.65	16.9	347,600	8,994,700	485,400
Inferred	20,000	5.6	270.1	22,000	0.16	7.9	3,600	173,700	6,300

Gold-equivalent ounces assume a 65:1 Au:Ag ratio based on US$600/troy ounce gold and US$9.25/troy ounce silver. Contained metal may differ due to rounding.  Metallurgical recoveries are assumed to be 100%.

The mineral resource estimate was prepared by independent qualified persons (as defined by Canadian National Instrument 43-101) Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluation, Inc.

The San Luis joint-venture is currently operated by Silver Standard Resources Inc. which, in December 2008 announced the commencement of a feasibility study to be conducted by Buenaventura Ingenieros S.A. This study is now well advanced and will focus on the development of the bonanza-grade Ayelén and associated veins. It is expected to be completed in the second quarter of 2009.

Currently the joint-venture is conducting a regional exploration program to fully cover the approximately 25,000 hectare claim-block. During the 2008 field season additional vein systems have been identified with significant gold and silver values encountered in surface sampling. These will be further investigated. Joint-venture geologists will also follow-up on other anomalous areas identified in a 2007 stream sediment sampling program.

Initial drilling at the BP zone, approximately 6 kilometers distance from Ayelén, has encountered significant intercepts containing silver-lead-zinc mineralization. BP is a hydrothermal breccia zone with an approximate surface dimension of 250 by 450 meters. Future work will consist of a full evaluation of the geologic potential of the BP zone and adjacent areas consisting of structure and alteration mapping and continued soil and rock geochemical sampling prior to new any new drilling.

The joint-venture has also made significant advances in the development of local infrastructure. A new mine camp has been constructed with capacity for 80 people and will be ready for the initiation of underground exploration and development. This complements the existing camp facilities. Road building has improved access to the project site and outlying areas.

2009 Activities

The Company anticipates the completion of a feasibility study regarding the development of the defined resources by the second quarter of 2009.

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

The property consists of the following concessions:

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

2008 Activities

In 2008 the Company completed 8,200 meters of drilling on the Cerro Jumil project leading to a grand total of 32,300 meters now completed for the project. This has lead to the estimation of a resource as follows:

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

#

Cerro Jumil Resource Estimate October 2008
Category	Zone*	Tonnes (000)	Au g/t	Ag g/t	Au Equiv. g/t	Au oz (000)	Ag oz (000)	Au Equiv.** oz (000)
Measured	SEZ	7,852	0.90	-	0.90	228	-	228
	LCZ & WZ	150	0.80	0.7	0.80	4	4	4
	Subtotal	8,003	0.90	0.01	0.90	232	4	232
Indicated	SEZ	12,434	0.82	-	0.82	329	-	329
	LCZ & WZ	2,791	0.85	5.3	0.91	76	476	81
	Subtotal	15,225	0.83	1.0	0.84	405	476	410
M&I	Total	23,227	0.85	0.6	0.86	636	479	642

Inferred	SEZ	3,885	0.86	-	0.86	107	-	107
	LCZ & WZ	11,925	0.71	15.8	0.88	271	6,068	334
	Total	15,810	0.74	11.9	0.87	378	6,068	442

*SEZ: Southeast Zone

 LCZ: Las Calabazas Zone

 WZ:  West Zone

** Gold-equivalent values are based upon prices of US$ 700/oz gold and US$ 12.50/oz silver, and a Ag:Au metal recovery ratio of 0.62.

Totals may not sum due to rounding.

The Cerro Jumil geologic and resource models were based upon an independent field review of the property as well as checks on and assessment of the drilling data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized and skarn altered zones.  The modeling procedures, grade estimation parameters, and resulting mineral resource estimate and classification were based upon:  1) 32,244 total meters of drilling in 177 drill holes, 2) a three-dimensional geologically constrained grade block model, 3) drill hole defined grade continuity verified through variogram analysis, 4) capping of assay grades over 10 grams/tonne gold and 125 grams/tonne silver, 5) a gold equivalent cutoff grade of 0.3 grams/tonne, and 6) gold grade estimation by ordinary kriging and silver grade estimation by inverse distance interpolation. The independent resource estimate complies with N.I. 43-101 and Canadian Institute of Mining (CIM) guidelines for reporting mineral resources.

Dean Turner, P.Geo., a Qualified Person as defined by Canadian National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate.

2009 Activities

The Company is now conducting a preliminary economic assessment of the project.

3. Other Exploration Properties

The Company also maintains a portfolio of other early-stage exploration projects.

Continuing or new properties consist of: Pucarana, Abra Roja and Utcucocha in Peru

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

Properties abandoned in 2008 include:

•

Camparuri, Maray, Cerro Collpa and Flor de Loto in Peru.

•

Buenavista, Campana, Coronado, Sabinal, Sabinas, San Isidro, Tepalcateño, Catedrales, Mesa Galindo, Fortuna and Sabinal in Mexico.

•

Atocha in Bolivia.

Appropriate charges have been taken and are described in the accompanying financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2008 and 2007

This discussion and analysis of financial position and results of operations is prepared as at April 9, 2009 and should be read in conjunction with the audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) for the years ended December 31, 2008 and 2007 and the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.    All dollar amounts in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

Esperanza Silver Corp. is dedicated to the development of its two advanced-stage projects: Cerro Jumil and San Luis.   It has entered into a joint-venture concerning its San Luis project in Peru and continues to hold 100% of the Cerro Jumil project in Mexico. This allows Esperanza to most effectively deploy its human and financial capital to further the project’s development. Additionally the Company continues to identify and explore new precious metal projects in Mexico and Peru. Additional information is available at the Company’s website at www.esperanzasilver.com.

Cerro Jumil, Mexico

The Company completed an initial resource estimate on the Cerro Jumil property which includes 642,000 gold-equivalent ounces in the measured and indicated categories and a further 442,000 gold equivalent ounces in the inferred category.  The Company filed an NI 43-101 Technical Report on Cerro Jumil dated September 30, 2008 and issued a news release on October 1, 2008.    The deposit currently contains three contiguous zones – Southeast, Las Calabazas and West.  The latter two may be extended by future drilling.  Gold is found in all three areas while silver is concentrated in the West and Las Calabazas zones.

A Preliminary Economic Assessment is now being conducted for the property.  Metallurgical testing of bulk-sample material is ongoing.  Previous metallurgical testing has confirmed the amenability of Cerro Jumil gold mineralization to both conventional and heap-leach processing with recovery rates of up to 95% and 73% respectively.  The new work will focus on the initial flow sheet development and optimization of various processing alternatives.  Additionally preliminary mine design and scheduling is being investigated. Estimates of both operating and capital costs at a level of detail sufficient for the Preliminary Economic Assessment will also be conducted.

The Company has submitted a permit application for an infill drilling campaign designed to test a newly identified target immediately west of the Las Calabazas area, as well as the northern extension of the West Zone where high grade silver has been discovered.

Dean Turner, P. Geo., a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate.

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

The Company has been informed by Silver Standard Resources Inc. that a feasibility study is now underway and results are expected before the end of the first half of 2009.

On December 2, 2008, the Company issued a news release disclosing that the revised resource estimate for San Luis was 485,400 gold equivalent ounces.

The mineral resource estimate was prepared by independent qualified persons Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluation, Inc.

AT Properties, Mexico

On August 20, 2007 the Company announced the acquisition of seven exploration properties in northern Mexico known collectively as the AT properties. Under the terms of the agreement Esperanza paid US$30,000 and issued 20,000 common shares upon the signing of the definitive agreement for a four-year purchase option of the seven properties and paid a further US$60,000 and issued an additional 65,000 shares as a result of starting drilling on six of the properties.  Esperanza was committed to drill a minimum of 1,200 meters per property during the first 12 months.

In October, 2008, the Company terminated the option agreements with Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., on the seven AT Properties in Mexico.  The Company wrote-off the accumulated capitalized costs for these properties in the fourth quarter of 2008 which amounted to $1,814,649.

Flor de Loto Project, Peru

During 2008 no physical work has been conducted on the property.  In December 2008, the Company decided to abandon the property and has no further obligations under the option agreement.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.  The expenditure commitments are contingent upon Esperanza receiving a drill permit.  To date the Company has not received a drill permit and as a result the timing of exploration expenditures and cash payment commitments cannot be determined.

During 2007 and 2008 the Company initiated its exploration activities, identifying target areas for subsequent trenching and drilling and completed social baseline and hydrogeology studies. The Company is still negotiating an exploration agreement with the local community and has prepared an application for drilling permits.

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.  During the year ended December 31, 2005 the Company wrote-down the carrying value of the Atocha property to $25,000.  The Company determined that it will not conduct any further exploration on this property and wrote-off the balance of capitalized costs in the quarter ended September 30, 2008.

Exploration Expenditures

In the year ended December 31, 2008, Esperanza capitalized the following expenditures on its exploration properties in Mexico and Peru:

MEXICO

	Cerro Jumil	AT Properties	Fortuna	Galindo	Sabinal	Total

Acquisition costs	$ -	$ 95,706	$ -	$ -	$ -	$ 95,706
Assays	242,694	131,817	-	21,445	1,287	397,243
Community programs	46,118	-	-	-	-	46,118
Drilling	1,103,367	566,449	-	-	-	1,669,816
Environmental	54,851	-	-	-	-	54,851
Field costs	167,094	61,582	-	99	95	228,870
Geological studies	608,048	245,754	5,854	17,450	24,373	901,479
Geophysics	-	1,909	-	-	-	1,909
Office & administrative	1,666	16,150	-	94	3	17,913
Property tax	24,759	15,397	-	-	-	40,156
Road and access costs	53,989	150,004	-	-	-	203,993
Travel	46,094	27,338	-	3,909	6,133	83,474
Vehicles	55,258	23,954	-	-	-	79,212

Total 2008 Costs	$2,403,938	$1,336,060	$ 5,854	$ 42,997	$ 31,891	$3,820,740

Peru
	Flor De Lotto	Pucarana	San Luis	Utcucocha	Other	Total

Assays	$ -	$ -	$ -	$ 11,262	$ 3,558	$ 14,820
Community programs	7,692	271	-	861	4	8,828
Field costs	15,884	5,320	23,349	1,026	1,715	47,294
Geological studies	45,374	50,443	25,825	132,928	50,738	305,308
Office & administrative	10,046	8,922	30	17,843	7,031	43,872
Property tax	-	-	-	135	-	135
Travel	4,768	3,227	10,116	6,938	3,425	28,474
Vehicles	13,709	3,859	-	11,721	3,308	32,597

Total 2008 Costs	$ 97,473	$ 72,042	$ 59,320	$ 182,714	$ 69,779	$ 481,328

#

In the year ended December 31, 2007, Esperanza capitalized the following expenditures on its exploration properties in Mexico and Peru:

MEXICO
		AT
	Cerro Jumil	Properties	Total

Acquisition costs	$ 32,800	$ 94,960	$ 127,760
Assays	213,085	44,626	257,711
Communications	25,048	-	25,048
Drilling	2,200,860	105,641	2,306,501
Field costs	227,685	2,848	230,533
Geological studies	688,987	48,856	737,843
Geophysics	4,569	995	5,564
Office & administrative	58,126	33,404	91,530
Property tax	29,345	16,816	46,161
Roads and access	161,683	10,888	172,571
Travel	98,772	7,281	106,053
Vehicles	98,052	1,099	99,151

Total 2007 Costs	$ 3,839,012	$ 367,414	$ 4,206,426

PERU
	Flor de Loto	Pucarana	San Luis	Utcucocha	Other	Total

Acquisition costs	$ 5,616	$ 33,195	$ -	$ 4,714	$ -	$ 43,525
Assays	657	308	60,953	792	8,850	71,560
Communications	14	4	6,419	2	1	6,440
Drilling	-	-	875,916	-	-	875,916
Field costs	436	19,135	91,987	918	2,348	114,824
Geological studies	34,019	82,471	198,790	13,260	58,514	387,054
Office & administrative	12,814	617	33,972	2,669	14,094	64,166
Property tax	13,038	-	-	113	196	13,347
Site supervision	-	-	47,808	-	-	47,808
Travel	2,136	11,231	37,290	1,896	7,726	60,279
Vehicles	3,244	7,816	102,591	646	3,246	117,543

Total 2007 Costs	71,974	154,777	1,455,726	25,010	94,975	1,802,462

Recoveries	-	-	(1,290,410)	-	-	(1,290,410)

Net 2007 Costs	$ 71,974	$ 154,777	$ 165,316	$ 25,010	$ 94,975	$ 512,052

#

Results of Operations

Year Ended December 31, 2008

The Company recorded a loss of $5,129,245 for the year ended December 31, 2008 (2007 - $2,839,379).  The loss was much higher than in the prior year due to the write-off of capitalized mineral properties in the amount of $2,236,319.  There were a number of other offsetting variances.  Higher expenses for consulting fees, directors’ fees, investor relations and office and sundry were substantially offset by lower costs for stock-based compensation, foreign exchange and transfer agent and regulatory fees.  At year-end the Company wrote off mineral property costs of $1,814,649 in Mexico, $396,670 in Peru and $25,000 in Bolivia, whereas there were no write-offs in the prior year.  Consulting fees were higher in 2008 mainly due to the higher US exchange rate in the last half of the year compared to 2007.  Most of the consulting fees are denominated in US dollars.  The Company began paying directors’ fees in 2008 and therefore there were no comparable expenses in 2007.  Investor relations expenses were higher in 2008 because the Company increased its level of investor relations activities.  Office costs have increased over 2007 because the new Denver office has been operating for all of 2008 compared to operating for only one quarter in 2007.  Stock-based compensation costs were lower in 2008 because a lower amount of options were granted during the year and they were granted at significantly lower prices than in 2007 which reduced the value per option.  Foreign exchange was lower in 2008 due to the strengthening of the US dollar against the Canadian dollar during the year.  The Company’s operations are funded in US dollars.  Transfer agent and regulatory fees were lower in 2008 because there was no private placement, as there was in 2007 and because TSX Venture exchanges annual fees were lower in 2008 due to the Company’s lower stock price.

Three Months Ended December 31, 2008

The Company recorded a loss of $2,844,589 for the three months ended December 31, 2008 (2007 – $484,024).  The increase in the loss was due to mineral property write-offs, higher exploration expense and lower interest income partially offset by lower stock-based compensation.  The Company wrote off capitalized mineral property expenditures for all of the properties it held in Mexico except for Cerro Jumil and also wrote off capitalized exploration costs on five properties in Peru.  There were no mineral property write-offs in 2007.  Exploration expense was higher in the quarter ended December 31, 2008 because the Company was conducting a higher level of mineral property examinations in 2008 than in 2007.  Stock-based compensation was lower because the Company’s stock price was much lower at December 31, 2008 than at the same date in the prior year.  The lower stock price resulted in significantly lower accruals for stock-based compensation in 2008 than for 2007.  Interest income was lower in the quarter ended December 31, 2008 compared to the prior year due to the lower amount of cash available to invest.

#

Liquidity and Capital Resources

The Company started 2008 with working capital of $15,037,240 and had working capital of $9,351,557 at December 31, 2008.  The decrease in working capital of $5,685,683 was due mainly to the investment in mineral properties of approximately $5,048,000 and the loss from operations, partially offset by cash received on the exercise of stock options.  Most of the expenditures on mineral properties were incurred completing a drilling program and field work on the Cerro Jumil property in Mexico and field work done on the AT Properties in Mexico.  Working capital includes a receivable from the Mexican government for value added tax in the amount of $975,000.  The Company is in the process of filing claims for this outstanding balance and expects that the full amount will be recoverable.  Esperanza is dependent on raising funds through the issuance of shares and attracting joint venture partners in order to finance further property acquisitions and to explore and develop its mineral properties.  Esperanza currently has sufficient working capital to fund its exploration and administrative expenditures for the next twelve months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

Quarterly Information

	2008	2008	2008	2008
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating expenditures	$ 703,980	$ 534,226	$ 481,479	$ 1,545,925
Loss for the period	(2,844,589)	(480,046)	(396,045)	(1,408,565)
Loss per share (basic and diluted)	(0.06)	(0.01)	(0.01)	(0.03)

	2007	2007	2007	2007
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating expenditures	$ 659,475	$ 760,409	$ 1,303,518	$ 768,421
Loss for the period	(484,024)	(573,778)	(1,102,944)	(678,633)
Loss per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.02)

2008

For the quarter ended December 31, 2008, operating expenditures were higher than in the prior quarter due to higher exploration expenses as a result of allocating more resources to finding new properties as opposed to working on projects already owned or under option agreements.  The loss for the quarter ended December 31, 2008 was much higher than in the prior quarter because Esperanza wrote off a significant amount of capitalized mineral property costs in Mexico and Peru whereas in the prior quarter there was only a minor write-off pertaining to the Atocha property.

#

For the quarter ended September 30, 2008, operating expenditures were higher than in the prior quarter due to: an unfavourable foreign exchange variance and higher exploration expenses partially offset by lower investor relations and lower stock-based compensation costs.  The unfavourable exchange variance was mainly due to the weakening of the Mexican peso against the Canadian dollar in the quarter, whereas the peso strengthened against the Canadian dollar in the prior quarter.  Exploration expenses were higher than in the prior quarter due to an increase in regional exploration in Peru.  Investor relations costs were lower in the current quarter due to attending fewer trade shows.  Lower stock-based compensation costs in the current quarter were the result of the Company’s lower share price which reduced the values generated by the Black-Scholes option pricing model.

For the quarter ended June 30, 2008, operating expenditures were significantly lower than in the prior quarter due to: lower stock-based compensation, consulting and investor relations costs and a favourable foreign exchange variance.  Stock-based compensation was lower because there were no grants in the current quarter whereas there were 1,100,500 options granted in the previous quarter.  Consulting costs were lower because bonuses were awarded in the prior quarter and none in the current quarter.  Investor relations costs were lower mainly due to the seasonality of trade shows.  The favourable foreign exchange variance was due to the strengthening of the Mexican peso against the Canadian dollar in the current quarter.

In the first quarter of 2008 operating expenditures increased significantly over the prior quarter due to higher costs for stock-based compensation, consulting fees and investor relations.  Stock-based compensation was higher due to the granting of over one million stock options that were fully vested compared to the prior quarter when no options were granted and there were only accruals for previously granted stock options.  Consulting fees were higher than in the prior quarter due to additional consultants being hired and due to bonus payments.  Investor relations costs were higher due to higher activity at trade shows and due to increased use of other media for investor relations compared to the prior quarter.

2007

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

In the second quarter of 2007 both operating expenses and the loss were higher than in the prior quarter due to increased stock-based compensation.

#

Selected Annual Financial Information
	December 31,	December 31,	December 31,
	2008	2007	2006
Operating Expenses	$ 3,265,610	$ 3,491,824	$ 1,727,889
Net Loss	(5,129,245)	(2,839,379)	(1,572,623)
Loss per Share – Basis and Diluted	(0.11)	(0.06)	(0.04)
Capitalized Minerals Property Costs	5,048,383	3,859,162	2,617,592
Total Assets	21,250,623	25,817,957	10,209,823

Cash Flows (Used In):
Operating	$ (2,408,992)	$ (720,945)	$(1,735,607)
Investing	(5,058,177)	(3,974,597)	(2,643,991)
Financing	325,800	16,174,455	4,990,872
Net Increase (Decrease) in Cash	$ (7,141,369)	$ 11,478,913	$ 611,274

In 2008 Esperanza had lower operating expenses due to lower stock-based compensation and a favourable variance on foreign exchange.  Stock-based compensation was lower than in 2007 mainly because the value per option was significantly lower because the weighted average exercise price declined from $3.27 in 2007 to $1.34 in 2008.  The foreign exchange variance was favourable because the Company invested about $3.9 million in mineral properties in 2007 and during 2007 the US dollar weakened significantly against the Canadian dollar and Esperanza incurred a significant loss on translation of the accounts of its Mexican subsidiary as a result.  These favourable variances were partially offset by higher office and rent costs as a result of moving the Denver personnel into better office space.  The Company also began paying directors’ fees in 2008 which partially offset the lower costs for stock-based compensation and foreign exchange.  The net loss in 2008 was higher than for 2007 as a result of writing off a number of properties in Mexico and Peru and due to lower interest income because there was less cash to invest than in the prior year.

Cash used in operations in 2008 was well above 2007 because the IVA receivable in Mexico increased significantly and the Company used working capital to reduce the accounts payable balance during the year whereas in 2007 Esperanza collected on amounts due from its JV partner and reduced the cash outflow as a result of increasing accounts payable during the year.  In addition the Company generated less interest on invested cash in 2008 than in 2007.  Investing activity was higher in 2008 because in 2007 the Company received a significant cash contribution for development activities from its joint venture partner in Peru.  In 2008, Esperanza was incurring the bulk of its development costs in Mexico and there was no contribution during the year from a joint venture partner.  Cash from financing activities was much lower in 2008 because the Company did not do a private placement compared to 2007 when the Company raised over $16 million from a private placement and the exercise of warrants.

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

New Accounting Policies

Capital Disclosures

The Company has adopted CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard the Company must disclose the following, based on the information provided internally to the Company’s key management personnel:

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

Recent Accounting Pronouncements

Convergence with International Financial Reporting Standards

A Decision of the CICA Accounting Standards Board (the “AcSB”) will require the Company to report under International Financial Reporting Standards in fiscal 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company has completed a scoping study which identifies the mandatory and optional exemptions from retrospective application of IFRS accounting policies and provides a comparison of the Company’s current accounting policies with those prescribed under IFRS.  The Company is reviewing and assessing this information but has not determined the impact on the consolidated financial statements at this time.

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

Esperanza is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.   Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at April 9, 2009 there were 47,521,821 common shares issued and outstanding.  There were also 4,183,500 stock options outstanding with exercise prices ranging between $0.40 and $3.70 per share.  Of the options outstanding 3,789,332 have vested.

5.E

Off-Balance Sheet Arrangements

The Company has no Off-Sheet Balance Arrangements.

5.F

Tabular Disclosure of Contractual Obligations

The Company has the following Contractual Obligation:

	Total	Less Than 1 Year	2-3 Years	3-5 Years
Denver Office Lease	$244,587	$66,380	$138,200	$40,187

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

04/09/2009

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	55	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	56	December 14, 1999
Michael H. Halvorson (2) (3)	Director	64	April 8, 2003
Steve Ristorcelli (1)(2)(3)	Director	52	June 2, 2005
George Elliott (1)	Director	66	August 29, 2009
J. Stevens Zuker	Senior Vice President	54	September 23, 2005
David L. Miles	Chief Financial Officer	57	June 10, 2004
Kim Casswell	Corporate Secretary	52	April 2, 2004
William Bond	V. P. Exploration	57	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	50	January 22, 2007

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

William Pincus (President, CEO and Director)

Mr. Pincus has over 30 years of industry experience. He holds the designation of Certified Professional Geologist. Most recently he was the “Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the 155 million ounce (measured and indicated resource) Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive “Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively. Mr Pincus is a Certified Professional Geologist by the American Institute of Professional Geologists.

Brian Bayley (Director)

Mr. Bayley is a director of Quest Capital Corp. a merchant bank that provides financial services to small and mid-cap companies operating primarily in North America. Quest Capital Corp.’s principal business is to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate and manufacturing. He is currently President and Director of Ionic Management Corp. a private management company. Ionic Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

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

George Elliott (Director)

Mr. Elliott has over 35 years of experience in legal and corporate affairs as well as broad mining knowledge. He served as Chairman and CEO of Titanium Corporation from 2000 to 2007. Earlier he was senior counsel at Gowling, Lafleur & Henderson, one of Canada’s leading diversified law firms. He also serves as Director of a number of other corporations including Gammon Gold Inc. Mr. Elliott’s extensive business and corporate finance know-how brings considerable new strength to the Board of Directors of the company.

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

#

David Miles (Chief Financial Officer)

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Silver Corporation, all of which are listed on the TSX Venture Exchange.  He subsequently resigned as CFO of Sanu in 2007 and Eurasian in 2008 and has become CFO of Colombian Mines Corporation (2006) and Nevgold Resource Corp. (2008).  Both of these companies are listed on the TSX Venture Exchange.

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

#

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2008 ended 12/31/2008 was $784,160, paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the Senior VP Exploration, Paul Bartos, VP, Chief Geologist and Kim Casswell, Corporate Secretary of the Issuer. William Pincus, J. Stevens Zuker, William Bond and Paul Bartos became employees effective November 1, 2007 and accordingly two months of their annual remuneration was earned as salary.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2008 2007 2006	159,975 25,116 Nil	50,233 88,096 $46,720	Nil $139,161 $104,917	100,000 200,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil $16,269 $19,057

Michael Halvorson, Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	22,875 Nil Nil	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	24,375 Nil Nil	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil Nil

Steven Ristorcelli, Director (1)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	23,000 Nil Nil	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

George (2) Elliott	2008 2007 2006	Nil N/A N/A	Nil N/A N/A	6,750 N/A N/A	100,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Joseph Ovsenek, Director (1)(3)	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Bond, V.P. Exploration	2008 2007 2006	117,315 18,419 Nil	25,116 29,366 $23,360	Nil 100,240 39,884	Nil 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell, Corporate Secretary	2008 2007 2006	Nil Nil Nil	1,500 2,000 1,600	16,231 13,731 17,574	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L. Miles Chief Financial Officer	2008 2007 2006	Nil Nil Nil	4,000 5,000 6,200	47,927 41,416 17,380	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2008 2007 2006	117,315 18,419 Nil	25,116 29,563 5,840	Nil 100,240 110,504	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Bartos Vice President, Chief Geologist (4)	2008 2007 2006	117,315 18,419 Nil	25,116 23,470 Nil	Nil 100,240 Nil	75,000 125,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Ristorcelli and Mr. Ovsenek were elected to the board of directors on June 2, 2005.

(2)

Mr. Elliott was elected to the board of directors on August 29, 2008

(3)

Mr. Ovsenek resigned from the board of directors on February 8, 2008

(4)

Mr. Bartos was appointed Vice President, Chief Geologist on January 22, 2007

Table No. 7

Stock Option Grants in Fiscal 2008 Ended 12/31/2008

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	100,000	8.33%	$1.40	02/08/2008	02/08/2013	$1.40

Michael Halvorson	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

Brian Bayley	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

Steven Ristorcelli	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

George Elliott	100,000	8.33%	$0.69	10/06/2008	10/06/2013	$0.69

William Bond	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

Paul Bartos	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

Kim Casswell	50,000	4.16%	$1.40	02/08/2008	02/08/2013	$1.40

David Miles	50,000	4.16%	$1.40	02/08/2008	02/08/2013	$1.40

J. Stevens Zuker	75,000	6.25%	$1.40	02/08/2008	02/08/2013	$1.40

Consultants	240,500 200,000 10,000	37.53%	$1.40 $1.40 $0.73	02/08/2008 02/27/2008 08/20/2008	02/08/2013 02/27/2013 08/20/2013	$1.40 $1.40 $0.73

The following table gives certain information concerning stock option exercises during Fiscal 2008 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2008

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable(2)
David Miles	10,000	$6,000	50,000/0 @ $1.56 33,332 /16,668 @ $3.48 50,000/0 @ $1.40	Nil Nil Nil
Kim Casswell	Nil	Nil	50,000/0 @ $1.56 33,332/16,668 @ $3.48 50,000/0 @ $1.40	Nil Nil Nil
William Bond	40,000	Nil	50,000/0 @ $0.53 75,000/0 @ $1.56 50,000 / 25,000 @ $3.48 75,000 @ $1.40	$6,500 Nil Nil Nil
Paul Bartos	Nil	Nil	25,000/0 @ $1.56 100,000/0 @ $3.35 16,666/8,334 @ $3.48 75,000/0 @ $1.40	Nil Nil Nil Nil
J. Stevens Zuker	Nil	Nil	75,000/0 @ $0.65 75,000/0 @ $1.56 50,000/25,000 @ $3.48 75,000/0 @ $1.40	$3,750 Nil Nil Nil
William Pincus	400,000	$358,000	100,000/0 @ $0.53 100,000/0 @ $0.40 100,000/0 @ $1.56 133,334/66,666 @ $3.48 100,000/0 @ $1.40	$7,000 $20,000 Nil Nil Nil
Brian Bayley	200,000	$250,000	50,000/0 @ $0.53 75,000/0 @ $0.40 75,000/0 @ $1.56 50,000/25,000 @ $3.48 75,000/0 @ $1.40	$3,500 $15,000 Nil Nil Nil
Michael Halvorson	200,000	$250,000	50,000/0 @ $0.53 75,000/0 @ $0.40 75,000/0 @ $1.56 50,000/25,000 @ $3.48 75,000/0 @ $1.40	$3,500 $15,000 Nil Nil Nil
Steven Ristorcelli	Nil	Nil	100,000/0 @ $0.40 75,000/0 @ $1.56 50,000/25,000 @ $3.48 75,000/0 @ $1.40	$20,000 Nil Nil Nil
George Elliott	Nil	Nil	100,000/0 @ $0.69	Nil
Joseph Ovsenek	100,000	$133,000	Nil	Nil

(1)

Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

(2)

The closing price of the Issuer’s common shares on the TSX Venture Exchange on December 31, 2008 was $0.60.

Director Compensation.

The fees payable to the independent directors of the Issuer are for their services as directors and as members of committees of the Board as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	15,000	500 per meeting	Nil
Audit Committee	5,000 (Chairman) 2,500 (Member)	Nil	Nil
Compensation Committee	2,000 (Chairman) 1,000 (Member)	Nil	Nil
Corporate Governance Committee	2,000 (Chairman) 1,000 (Member	Nil	Nil

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated above no Director received any compensation for special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  As at April 9, 2009, 3,918,500 stock options have been granted and 950,000 were exercised during Fiscal 2008. In Fiscal 2009, no stock options have been exercised to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.

The Issuer does not have written contracts with any of its employees (collectively, the “Covered Employees”) respecting the resignation, retirement or other termination of employment of any Covered Employee resulting from a Change of Control (as described below) of the Corporation (“Termination of Employment”). To provide for the compensation of Covered Employees on Termination of Employment, the Issuer has implemented an Employment Termination Compensation Plan (the “Termination Plan”).

The Termination Plan provides that upon a Change of Control of the Issuer which results in a Termination of Employment of a Covered Employee within the six months following the Change of Control, such Covered Employee shall be entitled to compensation, payable within five days of such Termination of Employment, as follows:

Covered Employee	Compensation
Chief Executive Officer (CEO)	2 times Base Salary
Vice-President (VP)	1 times Base Salary
Any other Covered Employee	0.5 times Base Salary

For the purposes of the Termination Plan, the following terms have the following meanings:

“Base Salary” means the annual salary of the Covered Employee in effect immediately prior to the Change of Control or Termination of Employment, whichever is greater, excluding any bonus or other payment in respect of merit or the Covered Employee’s job performance which is paid or became payable within the preceding 12 months but excluding any stock options and health, pension and other benefits.

“Change of control” means any change in the beneficial ownership of the voting shares of the Corporation as a result of which a person, a group of persons ‘acting jointly or in concert’ or persons ‘associated’ or ‘affiliated’ with any such person(s) or group(s), as such words and phrases are used in the Securities Act (British Columbia), are in a position to exercise effective control of the Corporation, and any such person(s) or group(s) directly or indirectly owning or controlling voting shares of the Corporation in excess of 20% of the votes attaching to all voting shares of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

“Termination of Employment” means any voluntary, involuntary or coerced resignation, retirement or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the Covered Employee does not consent thereto:

(a)

a material change in office held or employment;

(b)

a material change in the nature or scope of duties;

(c)

a requirement to change the place of employment by more than 45 miles;

(d)

a reduction in remuneration;

(e)

a withdrawal of benefits or privileges of employment; or

(f)

exclusion from any incentive compensation plans in which the Covered Employee was a participant.

A Termination of Employment shall not be deemed to occur if part of the Issuer’s business is ‘spun out’ or ‘spun off’ in a transaction where employees are invited to join a new corporation with substantially the same duties and terms of employment as with the Issuer where the new corporation has substantially the same management and shareholder structure as the Corporation and is formed to acquire some or all of the Issuer’s assets.

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2008.

Covered Employee	Compensation
William J. Pincus CEO	$366,840
J. Stevens Zuker Senior Vice-President	$134,508
Paul Bartos Vice-President & Chief Geologist	$134,508
William Bond Vice-President, Exploration	$134,508
Non NEOs	$137,572

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are:  Steven Ristorcelli, Michael Halvorson and Brian Bayley. The Audit Committee met three times during Fiscal 2008.

The Issuer has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Issuer and then subsequently reviews this compensation. The current members of the Compensation Committee are:  George Elliott, Steven Ristorcelli and Brian Bayley.

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

6.D.  Employees

As of April 9, 2009, the Issuer had eight employees with the remaining staff hired as independent contractors. In November 2007, the Corporation, through its wholly-owned United States subsidiary located in Denver, Colorado, Esperanza Services, Inc., retained Mr. Pincus to act as its President, J. Stevens Zuker to act as its Senior Vice-President, Paul Bartos to act as its Vice-President & Chief Geologist and William Bond to act as its Vice-President.  See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.  Esperanza Services, Inc. also employs two geologists and two administrative staff.

#

6.E.  Share Ownership

Table No. 9 lists, as of April 9, 2009, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,786,568	3.71%
Common	Michael Halvorson (2)	1,412,500	2.95%
Common	Brian Bayley (3)	550,000	1.15%
Common	Steve Ristorcelli (4)	405,000	0.85%
Common	George Elliott (5)	105,000	0.22%
Common	William Bond (6)	349,600	0.73%
Common	Kim Casswell (7)	150,000	0.31%
Common	David Miles (8)	150,000	0.31%
Common	J. Stevens Zuker (9)	400,000	0.84%
Common	Paul Bartos (10)	316,500	0.66%
	Total Directors/Management	5,625,168	11.17%

(1)

Of these shares, 533,334 are represented by currently exercisable share purchase options and 66,666 unexercisable share purchase options.

(2)

Of these shares, 325,000 are represented by currently exercisable share purchase options and 25,000 unexercisable share purchase options.

(3)

Of these shares, 325,000 are represented by currently exercisable share purchase options and 25,000 unexercisable share purchase options.

(4)

Of these shares, 300,000 are represented by currently exercisable share purchase options and 25,000 unexercisable share purchase options.

(5)

Of these shares, 100,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 250,000 are represented by currently exercisable share purchase options and 25,000 unexercisable share purchase options;

(7)

Of these shares, 133,334 are represented by currently exercisable share purchase options and 16,666 unexercisable share purchase options;

(8)

Of these shares, 133,334 are represented by currently exercisable share purchase options and 16,666 unexercisable share purchase options.

(9)

Of these shares, 275,000 are represented by currently exercisable share purchase options and 25,000 unexercisable share purchase options.

(10)

Of these shares, 216,666 are represented by currently exercisable share purchase options and 8,334 unexercisable share purchase options.

# Based on 47,521,821 shares outstanding as of 04/09/2009

Stock Options.  The Board has established an incentive stock option plan (the “Option Plan”). The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase shares of the Corporation at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Corporation’s issued shares.

2.

The number of shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)

no Optionee can be granted options during a 12 month period to purchase more than

(i)

5% of the issued shares of the Corporation unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)

2% of the issued shares of the Corporation, if the Optionee is a consultant, and

(b)

the aggregate number of shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

(b)

the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(c)

the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Corporation’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Corporation’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.

The options may be exercisable for up to ten years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential ‘change of control’ of the Corporation due to a take-over of the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

(a)

the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)

if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.

No financial assistance is available to Optionees under the Option Plan.

10.

Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Corporation.

Any amendments to the Option Plan or outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 04/09/2009, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 200,000 100,000 100,000 100,000	$1.40 $3.48 $1.56 $0.40 $0.53	2/08/2008 4/18/2007 5/18/2006 6/14/2005 9/09/2004	2/08/2013 4/18/2012 5/18/2011 6/14/2010 9/09/2009

Michael Halvorson	75,000 75,000 75,000 75,000 50,000	$1.40 $3.48 $1.56 $0.40 $0.53	2/08/2008 4/18/2007 5/18/2006 6/14/2005 9/09/2004	2/08/2013 4/18/2012 5/18/2011 6/14/2010 9/09/2009

Brian Bayley	75,000 75,000 75,000 75,000 50,000	$1.40 $3.48 $1.56 $0.40 $0.53	2/08/2008 4/18/2007 5/18/2006 6/14/2005 9/09/2004	2/08/2013 4/18/2012 5/18/2011 6/14/2010 9/09/2009

Steven Ristorcelli	75,000 75,000 75,000 100,000	$1.40 $3.48 $1.56 $0.40	2/08/2008 4/18/2007 5/18/2006 6/14/2005	2/08/2013 4/18/2012 5/18/2011 6/14/2010

George Elliott	100,000	$0.79	10/06/2008	10/06/2013

William Bond	75,000 75,000 75,000 50,000	$1.40 $3.48 $1.56 $0.53	2/08/2008 4/18/2007 5/18/2006 9/09/2004	2/08/2013 4/18/2012 5/18/2011 9/09/2009

Kim Casswell	50,000 50,000 50,000	$1.40 $3.48 $1.56	2/08/2008 4/18/2007 5/18/2006	2/08/2013 4/18/2012 5/18/2011

David Miles	50,000 50,000 50,000	$1.40 $3.48 $1.56	2/08/2008 4/18/2007 5/18/2006	2/08/2013 4/18/2012 5/18/2011

J. Stevens Zuker	75,000 75,000 75,000 75,000	$1.40 $3.48 $1.56 $0.65	2/08/2008 4/18/2007 5/18/2006 9/23/2005	2/08/2013 4/18/2012 5/18/2011 9/23/2010

Paul Bartos	75,000 25,000 100,000	$1.40 $3.48 $3.35	2/08/2008 4/18/2007 1/22/2007	2/08/2013 4/18/2012 1/22/2012

Consultants	10,000 200,000 240,500 200,000 35,000 167,500 25,000 160,500 5,000 75,000	$0.73 $1.40 $1.40 $1.91 $2.41 $3.48 $3.70 $1.56 0.355 $0.40	8/20/2008 2/27/2008 2/08/2008 9/12/2007 8/02/2007 4/18/2007 1/08/2007 5/18/2006 7/05/2005 6/14/2005	5/20/2013 2/27/2011 2/08/2013 9/12/2012 8/02/2012 4/18/2012 1/08/2012 5/18/2011 7/05/2010 6/14/2010

Total Officers/Directors

2,800,000

Total Employees/Consultants

1,118,500

Total Officers/Directors/Etc.

3,918,500

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of 1 persons/companies who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 05/18/06, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(1)	6,459,600	13.59%
Common	The Rule Family Trust	4,968,000	10.45%

Based on 47,521,821 shares outstanding as of 04/09/2009.

(1) Silver Standard Resources Inc is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.  Its President, Robert Quartermain, and its Senior Vice President, Joseph Ovsenek, are former directors of the Issuer.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 04/09/2009, the Issuer’s shareholders’ list showed 47,521,821 common shares outstanding and 2,550 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:   950 holders of record" resident in Canada,  3,450 “holders of record" resident in the USA, and 50 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 7,000 beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

No Disclosure Necessary

7.B.  Related Party Transactions

None

Indirect Payments to William Pincus, President

Pursuant to a Consulting Agreement dated September 15, 2002, as amended July 25, 2003, and January 1, 2007, with William J. Pincus, the Corporation retained Mr. Pincus as its President and Chief Executive Officer at the rate of US$150,000 per annum plus medical and dental benefits. The agreement had a term of five years. Effective November 1, 2007, the Corporation and Mr. Pincus terminated the agreement and the Corporation, through its wholly-owned United States subsidiary, Esperanza Services, Inc., retained Mr. Pincus to act as its President for the same remuneration and benefits. The new agreement may be terminated on reasonable notice by either party.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2008 $2,852 was owed to senior management and directors for consulting services.

Other than as disclosed above, there have been no transactions since 12/31/2008, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2008/2007/2006 Ended December 31st

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

8.B.  Significant Changes

There have been no significant changes to the Issuer’s financial condition since the end of the fiscal  year.

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

#

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 03/31/09	$0.76	$0.58
Month Ended 02/28/09	$0.90	$0.59
Month Ended 01/31/09	$0.80	$0.58
Month Ended 12/31/08	$0.60	$0.49
Month Ended 11/30/08	$0.60	$0.46
Month Ended 10/31/08	$0.74	$0.31

Fiscal Year Ended 12/31/2008	$1.95	$0.31

Fiscal Quarter Ended 12/31/08	$0.73	$0.69
Fiscal Quarter Ended 09/30/08	$1.09	$1.05
Fiscal Quarter Ended 06/30/08	$1.44	$1.33

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of April 9, 2009 a total of 47,521,821 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

The Issuer has no outstanding share purchase warrants as of April 9, 2009.

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

As of 12/31/2008, 12/31,2007, 12/31/2006, and 12/31/2005 there were an unlimited number of common shares without par value authorized.  In 12/31/200 and 12/31/2003, there were 100,000,000 common shares without par value authorized.  As of 12/31/2008, there were 47,521,821 common shares issued and outstanding. As of 12/31/2007, there were 46,326,821 common shares issued and outstanding.  As of 12/31/2006 there were 40,006,845 common shares issued and outstanding, as of 12/31/2005 there were 33,506,010 common shares issued and outstanding, as of 12/31/2004 there were 26,649,515 commons shares issued and outstanding, and as at 12/31/2003 there were 21,900,065 shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2002	Closing Balance	14,557,865	$823,566

Fiscal 2003	Issued for property option Private Placements Issued for acquisition Issued for Agent’s fees	25,000 3,240,000 4,000,000 77,200	$6,250 $1,463,616 $4,000,000 -

Fiscal 2004	Exercise of Share Purchase Warrants Issued for property option Private Placement Issued for finder’s fees Warrants issued as finders fees	803,000 25,000 3,750,000 171,450 -	$321,200 $6,250 $1,429,498 $68,580 $(13,936)

Fiscal 2005	Issued for property option Exercise of Share Purchase Warrants Private Placement Issued for Finder’s Fees Warrants issued as finders fees	40,000 1,057,562 5,660,000 98,933 -	$10,000 $455,809 $3,246,471 - $(109,908)

Fiscal 2006

Issued for Property Option

Exercise of Stock Options

Exercise of Share Purchase Warrants

Private Placement

Issued for Finder’s Fees

Warrants issued for]

Finder’s Fees

Reclassification on exercise of

stock options

Reclassification on exercise of

Agent’s warrants

		540,000 420,000 4,022,535 1,500,000 18,300 - - -	$1,067,812 $198,400 $3,070,592 $1,721,880 - $(49,715) $131,956 $163,559

Fiscal 2007

Issued for Property Option

Exercise of Stock Options

Exercise of Share Purchase

Warrants

Private Placement

Agent’s options issued on

private placement

Reclassification on exercise of

stock options

Reclassification on exercise of

Agent’s warrants

		40,000 232,000 1,937,976 4,110,000 - - -	$85,000 $179,245 $1,921,898 $14,073,312 $(346,211) $79,392 $8,457

Fiscal 2008	Exercise of stock options Issued for Property Option Reclassify contributed surplus on exercise of options	1,150,000 45,000 -	$325,800 $56,550 $216,598

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

•

A company may in limited circumstances amalgamate with a foreign company under the New Act, without the requirement to first continue the second company into British Columbia.  Amalgamations no longer require court approval, although court approval can still be requested.

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

#

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

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months  If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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

#

11.9

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the first of the following individuals to agree to act as chair: the president, if any.

11.10

If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board an the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must choose on of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose of if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person at the meeting to chair the meeting.

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

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered into the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

#

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

#

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

#

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

Restrictions on Share Ownership by Non-Canadians - There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

#

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was a passive foreign investment company as at December 31, 2008.

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

#

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was a passive foreign investment company for the taxable year ended 12/31/2008.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2008/2007/2006 is included with the related financial statements in this Annual Report.

#

10.H.  Documents on Display

Copies of the documents referenced in this annual report are available at the Company’s office’s located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada.

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

As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

#

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2008	$25,000	0	$2,850	0
December 31, 2007	$33,000	0	$1,750	0

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

#

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

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2008 and 12/31/2007

Consolidated Statements of Operations and Deficit for the years ended

12/31/2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the years ended 12/31/2008, 2007 and

2006.

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

6.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003. Amended October 2, 2006.(2)

7.

Joint-venture agreement between the Issuer and Silver Standard Resources Inc. dated Sept. 6, 2005.(2)

8.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006. (2)

9.

Amended Stock Option Plan dated April 30, 2007. (2)

10.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007. (2)

(1)

Previously filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Previously filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

7.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

8.

Other documents:

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

#

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2008, 2007 and 2006

#

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

 April 1, 2009

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31, 2008 and 2007

	2008	2007

ASSETS

Current assets

Cash and cash equivalents	$ 8,429,832	$ 15,571,201
Receivables	1,089,455	517,485
Prepaid expenses	21,578	24,316
	9,540,865	16,113,002

Equipment (Note 4)	77,415	138,361
Mineral properties (Note 5)	11,632,343	9,566,594
	$ 21,250,623	$ 25,817,957

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable and accrued liabilities	$ 189,308	$ 1,075,762

Shareholders Equity
Share capital (Note 6)	34,611,921	34,012,973
Contributed surplus (Note 6)	5,752,140	4,902,723
Deficit	(19,302,746)	(14,173,501)
	21,061,315	24,742,195
	$ 21,250,623	$ 25,817,957

Nature of operations (Note 1)

Commitments and contingencies (Note 8)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“George Elliott”

Director

“William J. Pincus”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Operating expenses
Accounting and legal	$ 119,639	$ 126,898	$ 68,787
Amortization	30,489	12,325	8,142
Consulting fees	684,285	623,116	207,020
Directors’ fees	78,526	-	-
Foreign exchange	19,192	203,053	(15,317)
Investor relations and shareholder communications	359,921	312,755	152,237
Office and sundry	219,962	136,566	80,290
Exploration expenses	481,773	490,023	307,822
Rent	102,555	75,927	50,706
Stock-based compensation (Note 6 (e))	1,066,015	1,336,658	750,524
Transfer agent and regulatory fees	86,735	138,008	93,020
Travel	16,518	36,494	24,658

Loss before other items	(3,265,610)	(3,491,823)	(1,727,889)

Other items
Interest income	372,684	646,281	155,266
Gain on the disposal of fixed assets	-	6,163	-
Write-off of mineral properties (Note 5)	(2,236,319)	-	-

Net loss and comprehensive loss for the year	(5,129,245)	(2,839,379)	(1,572,623)

Deficit, beginning of year	(14,173,501)	(11,334,122)	(9,761,499)

Deficit, end of year	$ (19,302,746)	$ (14,173,501)	$ (11,334,122)

Basic and diluted loss per share	$ (0.11)	$ (0.06)	$ (0.04)

Weighted average number of shares outstanding	47,299,635	44,550,285	36,715,551

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operations:
Net loss for the year	$ (5,129,245)	$ (2,839,379)	$ (1,572,623)
Items not affecting cash:
Amortization	37,822	20,634	8,142
Gain on disposal of equipment	-	(6,163)	-
Stock-based compensation	1,066,015	1,336,658	750,524
Write-off of mineral property costs	2,236,319	-	-
Changes in non-cash working capital items:
Receivables	(571,970)	69,995	(524,458)
Due from joint venture partner	-	597,840	(457,474)
Prepaid expenses	2,738	13,450	(652)
Accounts payable and accrued liabilities	(50,671)	86,020	60,934
	(2,408,992)	(720,945)	(1,735,607)

Investments:
Mineral property costs	(5,048,383)	(3,859,162)	(2,617,952)
Proceeds from the disposal of equipment	-	23,540	-
Purchase of equipment	(9,794)	(138,975)	(26,039)
	(5,058,177)	(3,974,597)	(2,643,991)

Financings:
Shares issued for cash	325,800	17,102,643	5,068,992
Shares issue costs	-	(928,188)	(78,120)
	325,800	16,174,455	4,990,872

Increase (decrease) in cash and cash equivalents	(7,141,369)	11,478,913	611,274

Cash and cash equivalents, beginning of year	15,571,201	4,092,288	3,481,014

Cash and cash equivalents, end of year	$ 8,429,832	$ 15,571,201	$ 4,092,288

Supplementary information:

Cash received for interest	$ 240,163	$ 753,885	$ 57,025
Shares issued for mineral properties	56,550	85,000	1,067,812
Securities issued as part of share issue costs	-	346,211	49,715

During the year ended December 31, 2008, there was $29,077 (2007 -$864,860; 2006 -$99,480) in accounts payable that related to mineral property costs.

Included in cash and cash equivalents at December 31, 2008 is $8,250,000 (2007 – nil; 2006 - $3,800,000) in guaranteed income certificates and $179,832 (2007 - $15,571,201; 2006 - $292,288) held in bank accounts.

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

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

Mineral properties

Exploration and development expenditures incurred prior to the acquisition of a property have occurred are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers and production has begun.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2008, the present value of the Company’s asset retirement obligations is nominal.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

2.

Significant accounting policies (continued)

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization that is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Stock-based compensation

The Company has a stock option plan which is described in note 6(c) and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 6 (e)).

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

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

New Accounting Policies

The Company has adopted the following new accounting policies effective January 1, 2008.

Capital Disclosures

The Company has adopted CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard the Company must disclose the following, based on the information provided internally to the Company’s key management personnel:

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

2.

Significant accounting policies (continued)

Capital Disclosures (continued)

(a)

qualitative information about its objectives, policies and processes for managing capital;

(b)

summary quantitative data about what it manages as capital;

(c)

whether during the period it complied with any externally imposed capital requirement to which it is subject;

(d)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

New Accounting Policies

Financial Instruments Disclosures

The Company has adopted CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  The Company is required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

General Standards on Financial Statements

CICA Handbook Section 1400, General Standards on Financial Statements Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern.  Refer to Note 10 “Management of capital”.

Recent Accounting Pronouncements

Convergence with International Financial Reporting Standards

A Decision of the CICA Accounting Standards Board (the “AcSB”) will require the Company to report under International Financial Reporting Standards in fiscal 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company has completed a scoping study which identifies the mandatory and optional exemptions from retrospective application of IFRS accounting policies and provides a comparison of the Company’s current accounting policies with those prescribed under IFRS.  The Company is reviewing and assessing this information but has not determined the impact on the consolidated financial statements at this time.

3.

Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.  Receivables had been designated as “Loans and receivables” and have been measured at cost. Accounts payable have been designated as “Other” and have been measured at cost.  The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Equipment

	2008		2007	2006
Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

$ 188,644	$ 111,229	$ 77,415	$ 138,361	$ 46,333

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

5.

Mineral properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Peru	Bolivia	Total
Balance, December 31, 2006	$ 4,028,857	$ 794,259	$ 25,000	$ 4,848,116

Acquisition costs and option payments	127,760	43,525	-	171,285

Exploration and Development:
Assays	257,711	71,560	-	329,271
Communications	25,048	6,440	-	31,488
Drilling	2,306,501	875,916	-	3,182,417
Field costs	230,533	114,824	-	345,357
Geological studies	737,843	387,054	-	1,124,897
Geophysics	5,564	-	-	5,564
Office and administrative	91,530	64,166	-	155,696
Property tax	46,161	13,347	-	59,508
Road and access costs	172,571	-	-	172,571
Site supervision	-	47,808	-	47,808
Travel	106,053	60,279	-	166,332
Vehicles	99,151	117,543	-	216,694
	8,235,283	2,596,721	25,000	10,857,004
Less: Recovery from joint venture partner	-	(1,290,410)	-	(1,290,410)

Balance, December 31, 2007	$ 8,235,283	$ 1,306,311	$ 25,000	$ 9,566,594

Acquisition costs and option payments	95,706	-	-	95,706

Exploration and Development:
Assays	397,243	14,820	-	412,063
Community programs	46,118	8,828	-	54,946
Drilling	1,669,816	-	-	1,669,816
Environmental	54,851	-		54,851
Field costs	228,870	47,294	-	276,164
Geological studies	901,479	305,308	-	1,206,787
Geophysics	1,909	-	-	1,909
Office and administrative	17,913	43,872	-	61,785
Property tax	40,156	135	-	40,291
Road and access costs	203,993	-	-	203,993
Travel	83,474	28,474	-	111,948
Vehicles	79,212	32,597	-	111,809
	12,056,023	1,787,639	25,000	13,868,662
Less: mineral property write-offs	(1,814,649)	(396,670)	(25,000)	(2,236,319)
Balance, December 31, 2008	$10,241,374	$ 1,390,969	$ -	$ 11,632,343

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

5.

Mineral properties  (continued)

(a)

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

In October 2006, the Company renegotiated the option agreement and earned its option by paying US$417,375 plus VAT and issuing 500,000 common shares plus VAT in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the property.  The property is subject to a 3 percent net smelter return royalty on any mineral production.

(b)

AT Properties, Mexico

In September 2007, the Company agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza paid US$30,000 and issued 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties.  In 2008, the Company paid an additional $39,156 and issued 45,000 more shares valued at $56,550.  These costs were capitalized as acquisition costs.

In October 2008, the Company terminated the option agreements with Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., on the seven AT Properties in Mexico.  The Company wrote-off the accumulated capitalized costs for these properties in the fourth quarter of 2008 which amounted to $1,814,649.

(c)

San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project was subject to the exploration agreement, described below in Note 5 (d), with Silver Standard Resources Inc. (“Silver Standard”), a company that had a director in common until February, 2008.  Silver Standard elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. Silver Standard has subsequently elected to increase its ownership to 70 percent by funding all activities required to complete a feasibility study and it may further increase its ownership to 80 percent by funding all development activities necessary to place the property into production.  Silver Standard announced in November, 2008 that it had commenced a feasibility study on the San Luis property.

(d)

Silver Standard Exploration Agreement

In the first quarter of 2005, the Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.  Under the terms of the agreement, Silver Standard would contribute US$300,000 and the Company would contribute US$200,000 during the first two years of the program.  In March of 2007, this agreement was allowed to expire.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

5.

Mineral properties (continued)

(e)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner.  In December 2008, the Company decided to abandon this property and has no further obligations under the option agreement.  In the fourth quarter of 2008, the Company wrote-off the accumulated capitalized costs for this property which amounted to $307,418.

(f)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary).  The Company must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date.  The Company must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.  The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of the Company.  Upon the Company earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses.  In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000.  If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold.  The Company has not received a drill permit at this time and accordingly the Effective Date of the agreement has not been determined.

(g)

Other Properties, Peru

The Company currently holds interests in five properties besides San Luis and Pucarana.  The Company also conducted exploration work on four other properties during the year ended December 31, 2008 and decided to abandon those properties.  At year-end the Company wrote-off $89,252 with respect to those properties.

 (h)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.    The vendor also received a 1.5% NSR royalty for any minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.  During the year ended December 31, 2005 the Company wrote-down the carrying value of the Atocha property to $25,000.  In the quarter ended September 30, 2008 the Company decided that no further exploration work would be done on this property and wrote-off the remaining balance of capitalized costs in the amount of $25,000.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

6.

Share capital

(a)

Authorized

An unlimited number of common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance, December 31, 2005	33,506,010	$ 11,707,396	$ 2,802,979

Shares issued for property option (Note 5(a))	540,000	1,067,812	-
Shares issued for exercise of options	420,000	198,400	-
Shares issued for exercise of warrants	4,022,535	3,070,592	-
Shares issued on private placement	1,500,000	1,800,000	-
Shares issued as finders’ fees on private placement	18,300	-	-
Less: share issuance costs	-	(78,120)	-
Warrants issued as finders’ fees on private placement	-	(49,715)	49,715
Reclassification on exercise of stock options	-	131,956	(131,956)
Reclassification on exercise of agents’ warrants	-	163,559	(163,559)
Stock based compensation	-	-	750,524

Balance December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703

Shares issued for property option	40,000	85,000	-
Shares issued for exercise of options	232,000	179,245	-
Shares issued for exercise of warrants	1,937,976	1,921,898	-
Shares issued on private placement	4,110,000	15,001,500	-
Less: share issuance costs	-	(928,188)	-
Less: Agents options and warrants issued on private placement	-	(346,211)	346,211
Reclassification on exercise of stock options	-	79,392	(79,392)
Reclassification on exercise of agents’ warrants	-	8,457	(8,457)
Stock based compensation	-	-	1,336,658

Balance, December 31, 2007	46,326,821	$ 34,012,973	$ 4,902,723

Shares issued on the exercise of options	1,150,000	325,800	-
Shares issued for exploration properties	45,000	56,550	-
Reclassify contributed surplus on exercise of options	-	216,598	(216,598)
Stock-based compensation	-	-	1,066,015

Balance December 31, 2008	47,521,821	$ 34,611,921	$ 5,752,140

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

6.

Share capital (continued)

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.  The maximum term of the options is five years and the vesting requirements are determined at the time of each grant.

The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.  During the years ended December 31, 2008, 2007 and 2006 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2005	2,610,000	$0.39
Granted	892,500	1.56
Exercised	(420,000)	0.47
Balance as of December 31, 2006	3,082,500	0.72
Granted	1,540,364	3.27
Exercised	(232,000)	0.77
Balance as of December 31, 2007	4,390,864	1.61
Granted	1,210,500	1.34
Exercised	(1,150,000)	0.28
Expired	(267,864)	3.27
Balance as of December 31, 2008	4,183,500	1.79

As at December 31, 2008, stock options are outstanding enabling the holders to acquire up to 4,183,500 common shares with a weighted average remaining contractual life of 2.96 years.  The weighted average exercise price for options exercisable at year-end was $1.65.  The details of the outstanding options at year-end are as follows:

Grant Date	Number Outstanding	Exercise Price	Number Vested	Expiry Date
September 9, 2004	300,000	0.53	300,000	09/09/09
June 14, 2005	450,000	0.40	450,000	06/14/10
July 5, 2005	5,000	0.355	5,000	07/05/10
September 23, 2005	75,000	0.65	75,000	09/23/10
May 18, 2006	835,500	1.56	835,500	05/18/11
January 8, 2007	25,000	3.70	25,000	01/08/12
January 22, 2007	100,000	3.35	100,000	01/22/12
April 18, 2007	942,500	3.48	628,333	04/18/12
April 25, 2007	5,000	3.48	3,333	04/25/12
August 2, 2007	35,000	2.41	23,333	08/02/12
September 12, 2007	200,000	1.91	133,333	09/12/12
February 8, 2008	900,500	1.40	900,500	02/08/13
February 27, 2008	200,000	1.40	200,000	02/27/13
August 20, 2008	10,000	0.73	10,000	08/20/13
October 6, 2008	100,000	0.69	100,000	10/06/13

Balance, December 31, 2008	4,183,500	1.79	3,789,332

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

6.

Share capital (continued)

(d)

Warrants

During the years ended December 31, 2008, 2007 and 2006 the change in warrants outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2004	8,474,922)	0.89
Issued	3,375,801)	0.82
Exercised	(1,057,562)	0.43
Expired	(5,675,200)	1.09
Balance as of December 31, 2005	5,117,961)	0.73
Issued	842,550)	1.50
Exercised	(4,022,535)	0.76
Balance as of December 31, 2006	1,937,976)	0.99
Issued	2,055,000)	4.35
Exercised	(1,937,976)	0.99
Balance as of December 31, 2007 and 2008	2,055,000)	4.35

As at December 31, 2008, share purchase warrants are outstanding enabling the holders to acquire up to 2,055,000 common shares with a weighted average exercise price of $4.35 per share, as follows:

	Number outstanding	Exercise price	Expiry date

Private placement warrants	2,055,000	$ 4.35	02/08/09

The value of $nil (2007 - $346,211; 2006 - $49,715) represented by the agent’s warrants and/or options issued as finders’ fees (Note 6 (b)), have been measured on a fair value basis using the Black-Scholes option pricing model, with the following assumptions:

	2008	2007	2006

Expected dividend yield	-	0%	0%
Expected stock price volatility	-	71%	72%
Risk-free interest rate	-	4.05%	3.50%
Expected life in years	-	1.00	1.50
Fair value	-	$0.99	$0.54

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

6.

Share capital (continued)

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2008, the Company granted 1,210,500 stock options to directors, officers and consultants with a weighted average exercise price of $1.34 and expiry dates ranging from February 8, 2013 to October 6, 2013.  Of these options, 1,110,500 vested immediately and 100,000 vested six months after the grant date.  In 2007, the Company granted 1,307,500 stock options to directors, officers and consultants with a weighted average exercise price of $3.21 and expiry dates ranging from January 8 to September 12, 2012.  Of these options, 519,167 vested immediately and 394,167 vested one year after the grant date and 394,166 vested two years after the grant date.   In 2006, the Company granted 892,500 stock options with an exercise price of $1.56 per share and an expiry date of May 18, 2011.  All of those options vested immediately.  The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected stock price volatility	71%	71%	79%
Risk-free interest rate	3.03%	4.08%	4.16%
Expected life of options in years	3.0	2.9	3.0
Weighted average fair value of options	$0.62	$1.50	$0.84

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $1,066,015 (2007 - $1,336,658; 2006 - $750,524) with the offsetting amount credited to contributed surplus.  Of the total stock based compensation expense of $1,066,015, $752,409 was for options granted in the year with the balance of $313,606 for options granted in prior years.  The weighted average grant date fair value for options granted in the year was $0.62 per option.

7.

Related party transactions

In 2007 and 2006 Ionic Management Ltd. (“Ionic”), a private company related by virtue of a director in common, provided office space on a monthly rental basis.  In 2007 Ionic charged $11,900 (2006 - $15,000) for rent.  At December 31, 2007, the Company owed Ionic $nil (2006 - $1,326) which is included in accounts payable.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

8.

Commitments and contingencies

At December 31, 2008, the Company had a commitment on an office lease in Denver which expires June 30, 2012.  The estimated total rent payable on the remaining portion of this lease is US$244,600

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

9.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2008	2007	2006
Statutory tax rate	31.00%	34.12%	34.12%
Loss for the year	$ (5,129,245)	$ (2,839,379)	$ (1,572,623)

Expected income tax recovery	(1,590,100)	(968,200)	(536,300)
Non-deductible expenses and other	(1,052,400)	(584,700)	253,500
Effect of foreign tax rate differences	241,500	212,000	5,700
Unrecognized benefit of non-capital losses	2,401,000	1,340,900	277,100

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007	2006
Future income tax assets:
Non-capital loss carry forwards	5,170,500	$ 3,298,500	$ 2,787,900
Capital loss carry forwards	1,744,200	-	-
Resource and capital asset expenditures	(427,500)	(657,500)	(526,300)
Share issuance costs	160,700	318,300	81,300

Future income tax assets	6,647,900	2,959,300	2,342,900
Valuation allowance	(6,647,900)	(2,959,300)	(2,342,900)

Net future income tax assets	$ -	$ -	$ -

As at December 31, 2008, the Company has non-capital losses from operations of approximately $18.7 million available for deduction against future taxable income.  Non-capital losses, if not utilized, will expire through 2028.  The realization of future tax benefits which may arise as a result of these non-capital losses and other income tax pools cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized in these financial statements and have been offset by a valuation allowance.

10.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash.  The Company prepares annual estimates of exploration expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

11.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

(a)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico, Peru and Bolivia.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the other local currencies.  The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar and the Mexican peso and a significant change in these rates could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  At December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

	US$	Pesos
Cash and cash equivalents	71,400	68,200
Receivables	6,500	10,878,800
Accounts payable and accrued liabilities	79,700	3,000
Net exposure	(2,300)	980,800

Based on the above net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 1% change in the value of the Canadian dollar against the US dollar and Mexican peso would result in an increase / decrease of approximately $10,000 in the loss from operations.

(b)

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2008 are mainly cash in guaranteed investment certificates and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

(c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 10.

(d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in interest bearing accounts and therefore there is currently minimal interest rate risk.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

12.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Bolivia	Peru	Total
2008
Revenue	$ 372,596	$ 88	$ -	$ -	$ 372,684
Loss for the year	(2,691,685)	(1,695,768)	(7,942)	(733,850)	(5,129,245)
Assets	8,485,856	11,170,677	14,681	1,579,409	21,250,623
Capital expenditures	6,819	4,597,078	-	454,280	5,058,177

2007
Revenue	$ 644,148	$ 2,133	$ -	$ -	$ 646,281
Loss for the year	(2,224,170)	(187,397)	(29,550)	(398,262)	(2,839,379)
Assets	15,502,824	8,752,970	27,141	1,535,022	25,817,957
Capital expenditures	45,271	3,369,531	-	583,335	3,998,137

2006
Revenue	$ 155,266	$ -	$ -	$ -	$ 155,266
Loss for the year	(1,434,487)	(10,075)	(40,380)	(87,681)	(1,572,623)
Assets	4,687,910	4,289,413	31,770	1,200,730	10,209,823
Capital expenditures	20,459	1,920,615	-	702,917	2,643,991

13.

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

13.

Differences between Canadian and United States generally accepted accounting principles (GAAP)

(continued)

	December 31,
	2008	2007	2006
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs under Canadian GAAP	11,632,343	9,566,594	4,848,116
Deferred property costs expensed under U.S. GAAP	(9,900,966)	(7,649,068)	(3,101,980)
Deferred property costs under U.S GAAP	1,731,377	1,917,526	1,746,136

b) Operations

Loss for the year following Canadian GAAP	(5,129,245)	(2,839,379)	(1,572,623)
Deferred property costs expensed under U.S. GAAP	(2,493,705)	(4,547,088)	(2,068,029)
Deferred property costs written-off under Canadian GAAP	-	-	-
Loss for the year under U.S. GAAP	(7,622,950)	(7,386,467)	(3,640,652)

c) Deficit

Closing deficit under Canadian GAAP	(19,302,746)	(14,173,501)	(11,334,122)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(10,142,773)	(7,649,068)	(3,101,980)
Closing deficit under U.S. GAAP	(29,445,519)	(21,822,569)	(14,436,102)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(2,408,992)	(720,945)	(1,735,607)
Add net loss following Canadian GAAP	5,129,245	2,839,379	1,572,623
Less net loss following U.S. GAAP	(7,622,950)	(7,386,467)	(3,640,652)
Less deferred property costs written-off under Canadian GAAP	(2,236,319)	-	-
Cash applied to operations under U.S. GAAP	(7,139,016)	(5,268,033)	(3,803,636)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(5,058,177)	(3,974,597)	(2,643,991)
Add cash property costs expensed under U.S. GAAP	5,009,227	3,772,772	2,081,885
Cash received from (applied to) investing activities under U.S. GAAP	(48,950)	(201,825)	(562,106)

	For the years ended December 31,
f) Loss per Share	2008	2007	2006

Numerator: Loss for the year under U.S. GAAP	$ (7,622,950)	$(7,386,467)	$(3,640,652)
Denominator: Weighted-average number of shares outstanding	47,299,635	44,550,285	36,715,551
Basic and diluted loss per share under U.S. GAAP	(0.16)	(0.18)	(0.10)

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: April 28, 2009	By: /s/ William J. Pincus

WILLIAM J. PINCUS
Chief Executive Officer

#