Form 20-F
period 2009-12-31
ESPERANZA SILVER CORP
filed 2010-04-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Index to Exhibits on Page 79

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 04/14/2010 the names of the Directors of the Issuer.

Table No. 1

Directors

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	56	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	57	December 14, 1999
Michael H. Halvorson (2) (3)(6)	65	April 8, 2003
Steve Ristorcelli (1)(2)(3)(7)	53	June 2, 2005
George Elliott (1)(8)	67	August 29, 2008

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

Suite 680 – 1580 Lincoln Avenue, Denver, Colorado,   80203-1501

(5)

Suite 1028-550 Burrard Street, Vancouver, BC V6C 2B5

(6)

7928 Rowland Road, Edmonton, AB T8A 3W1

(7)

393 Fricke Ct., Gardenville, NV 89460

(8)

57 Joicey Blvd., Toronto, ON M5M 2T2

1.A.2.  Senior Management

Table No. 2 lists, as of 04/14/2010, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	56	September 30, 2002
Kim Casswell, Corporate Secretary	53	April 2, 2004
William Bond, Vice President, Exploration	58	August 1, 2003
David L. Miles, Chief Financial Officer	58	June 10, 2004
J Stevens Zuker, Senior Vice-President	55	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	51	January 22, 2007

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

Mr. Zuker’s business functions, as Senior Vice President include responsibility for assisting the President in investor relations activity, management of all technical databases related to exploration information, supervision of new generative exploration activities and assistance in day to day management of the issuer’s business. Mr. Zuker reports directly to Mr. Pincus.

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

Telephone: 604-665-2692

Facsimile: 604-668-1450

1.C Auditors

The Company’s auditor is:    De Visser Gray, Chartered Accountants

401 – 905 West Pender Street

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2009/2008/2007 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

CANADIAN GAAP	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05

Revenue	$Nil	$ Nil	$ Nil	$ Nil	$ 5
Income (Loss) for the Period	($2,609)	($5,129)	($2,839)	($1,573)	($7,631)
Basic Income (Loss) Per Share	($0.05)	($0.11)	($0.06)	($0.04)	($0.27)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	47,653	47,300	44,550	36,716	27,990
Period-end Shares	47,935	47,522	46,327	40,007	33,506

Working Capital	$5,598	$9,352	$15,037	$ 5,091	$ 3,544
Mineral Properties	$13,398	$11,632	$ 9,567	$ 4,848	$ 1,176
Long-Term Debt	$Nil	Nil	$Nil	Nil	Nil
Capital Stock	$34,961	$34,612	$34,013	$18,012	$11,707
Shareholders’ Equity	$19,010	$21,061	$24,742	$ 9,985	$ 4,749
Total Assets	$19,271	$21,251	$25,818	$10,209	$ 4,926

US GAAP
Net Loss	($4,358)	($7,381)	$ (7,386)	($3,641)	($1,718)
Loss Per Share	($0.09)	($0.16)	($0.17)	($0.10)	($0.06)
Mineral Properties	$1,748	$1,731	$ 1,918	$ 1,746	$ 142
Shareholders’ Equity	$7,360	$11,1608	$17,093	$ 6,883	$ 3,715
Total Assets	$7,621	$11,350	$18,169	$ 7,108	$ 3,892

(1)

Cumulative Net Loss since incorporation through 12/31/2009 under US GAAP was ($33,562).

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

March 2010	1.02	1.04	1.01	1.02
February 2010	1.06	1.07	1.04	1.05
January 2010	1.04	1.07	1.03	1.07
December 2009	1.05	1.07	1.04	1.05
November 2009	1.06	1.07	1.05	1.06
October 2009	1.05	1.08	1.03	1.08
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.13	1.18	1.09	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.14	1.16

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2009.  As of 12/31/2009, the Company has cash and cash equivalents totaling $5,584,553 and short-term investments totaling $Nil. The Company has no significant debt outstanding as of 12/31/2009 and had issued and outstanding common shares of 47,934,521.

Table No. 5

Capitalization and Indebtedness

SHAREHOLDERS’ EQUITY
47,521,821 shares issued and outstanding	$34,960,559
Contributed Surplus	$5,961,586
Retained Earnings (deficit)	($21,911,659)
Net Stockholders’ Equity	$19,010,486

Stock Options Outstanding (At December 31, 2009):	3,446,800
Warrants Outstanding (At December 31, 2009)):	Nil
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

Esperanza May Not be Granted Mining Access to Certain Claim Areas

One of the Company’s projects is near a known archeological site.  The Company is working with appropriate government authorities to assess any archeological value within the Company’s proposed areas of operation.  It is possible that certain areas may be excluded from mining activities.

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($33,561,725). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 3,126,800 share purchase options outstanding. If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 52,754,521 (as of April 14, 2010) to 55,881,321.

This represents an increase of 5.93% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As at 04/14/2010 there are 3,918,500 share purchase options outstanding which, if exercised, would result in an additional 3,918,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

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

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2009, the end of the Company's most recent fiscal year, there were 47,934,521 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2005	Issued for property option (3) Exercise of Share Purchase Warrants (7) Exercise of Share Purchase Warrants (9) Private Placement (10) Finder’s Fees (11)	40,000 839,000 218,562 5,660,000 98,933	$10,000 $335,600 $120,209 $3,246,471 -

Fiscal 2006

Private Placement (12)

Finder’s Fee (12)

Issued for property option (3)

Issued for property option (3)

Exercise of Share Purchase Warrants (8)

Exercise of Broker Share Purchase Warrants (10)

Exercise of Share Purchase Warrants (10)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (18)

		1,500,000 18,300 40,000 500,000 1,742,160 496,333 1,363,984 20,000 75,000 265,000	$1,721,880 - $10,000 $1,057,812 $958,188 $322,616 $1,159,386 $11,600 $39,750 $106,000

	Exercise of Stock Options (19) Exercise of Warrants (21) Exercise of Broker Warrants (22) Exercise of Stock Options (20)	10,000 343,250 76,808 50,000	3,560 $514,875 $115,212 $37,500

Fiscal 2007

Private Placement (25)

Issued for property option (26)

Exercise of Broker Share Purchase Warrants (21)

Exercise of Share Purchase Warrants(12)

Exercise of Share Purchase Warrants(10)

Exercise of Stock Options (18)

Exercise of Stock Options (16)

Exercise of Stock Options (17)

Exercise of Stock Options (20)

Exercise of Stock Options (24)

Exercise of Stock Options (19)

		4,110,000 40,000 406,750 15,742 1,515,484 60,000 50,000 25,000 25,000 57,000 15,000	$15,001,500 $85,000 $610,125 $23,613 $1,288,160 $24,000 $29,000 $13,250 $18,750 $88,920 $5,325
Fiscal 2008	Exercise of options (18) Exercise of options (27) Exercise of options (16) Issued for property (26) Exercise of options (20)	100,000 1,000,000 10,000 45,000 40,000	$40,000 $250,000 $5,800 $56,550 $30,000
Fiscal 2009	Exercise of options (28) Exercise of options (18)	37,700 125,000	$26,016 $50,000
	Exercise of options (17)	250,000	$132,500

Fiscal	Private Placement (29)	4,000,000	$5,000,000
2010	Exercise of options (19)	5,000	$1,777
(YTD)	Exercise of options (28)	72,000	$49,680
	Exercise of options (30)	12,500	$8,750
	Exercise of options (18)	225,000	$90,000
	Private Placement (31)	500,000	$625,000
	Exercise of options (24)	5,500	$8,580

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

(23)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (8) above.

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

(28)

These shares were issued pursuant to the grant of incentive stock options on May 22, 2009 exercisable at $0.69 per share for a period of five years to directors, officers, employees and consultants of the Issuer.

(29)

This private placement consisted of the sale of 4,000,000 units.  Each unit consisted of one common share and one common share purchase warrant.  The warrants are exercisable for a period of two years at a price of $1.75 per share.

(30)

These shares were issued pursuant to the grant of incentive stock options on June 10, 2009 exercisable at $0.70 per share for a period of five years to certain consultants and employees of the Issuer.

(31)

This private placement consisted of the sale of 500,000 units.  Each unit consisted of one common share and one common share purchase warrant.  The warrants are exercisable for a period of two years at a price of $1.75 per share.

Capital Expenditures

Fiscal Year

Fiscal 2005	$21,914
Fiscal 2006	$ 26,039
Fiscal 2007	$138,975
Fiscal 2008	$9,794
Fiscal 2009	-

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

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005.  These warrants have subsequently expired without being exercised.  The Issuer also paid U.S. $153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for the Years Ended December 31, 2003 and 2002).

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

In August 2007 the Issuer announced it had entered into an agreement to acquire a four year option on seven gold and silver exploration properties in Mexico with Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V.  Under the terms of the agreement Esperanza will pay US$30,000 and issue 20,000 common shares upon signing the definitive agreement for a four year purchase option of the seven properties.  Over the option term Esperanza will make period payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.  Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1,200,000 million common shares dependent on the price of Esperanza shares at the time.   Altiplano/Terciario will retain a 2% net smelter royalty.   The agreement was subject to all regulatory approvals.

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

Plan Of Operations

Source of Funds for Fiscal 2010

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.  The Issuer has raised $5,625,000 in gross proceeds from two private placements in 2010 and does not anticipate that it will raise any additional funds in 2010.

The Issuer had a working capital balance of $5,598,144 at 12/31/2009.

Use of Funds for Fiscal 2010

During Fiscal 2009 the Issuer expended $2,399,551 excluding stock based compensation on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $1,550,000 during Fiscal 2010 on administration and $4,750,000 one exploration and development.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2009, 12/31/2008, 12/31/2007, 12/31/2006 and 12/31/2005 the Issuer’s assets were located in North America Mexico; Peru and Bolivia.

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

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 3,300 sq. ft., shared by six other companies at 570 Granville Street, Suite 300, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on November 22, 2007.

The Issuer’s mineral properties are located in the following areas:

a.

The San Luis, Pucarana, Abra Roja, Sayrirosa, Colqui Orcco, Cori Rumi, Sante Fe, Guadelupe and Utcucocha projects are located in Peru,

b.

The Cerro Jumil (formerly La Esperanza), Biricu and Providencia projects are located in Mexico.

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

Gold and silver veins are hosted within Tertiary-age volcanic rocks of the Calipuy Formation. At least five separate veins have been identified so far with a cumulative strike length of over 5000 meters. The veins are several hundred to over 2000 meters in length and up to 10 meters wide.

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

The San Luis joint-venture is currently operated by Silver Standard Resources Inc. which, in December 2008 announced the commencement of a feasibility study to be conducted by Buenaventura Ingenieros S.A. This study is now well advanced and will focus on the development of the bonanza-grade Ayelén and associated veins. It is expected to be completed in the second quarter of 2010.

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

2009 Activities

Silver Standard, the project’s operator, continued working on the feasibility study with work including mine planning, initial process plant design, initial tailings disposal design and other related activities.

2010 Activities

The Company anticipates the completion of the feasibility study. A production decision will be based upon its results.

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

On October 2, 2006 the Company announced that it had reached agreement with Recursos Cruz del Sur S.A. de C.V. ("RCS") to amend its existing agreement to allow for the early exercise of its option to purchase the Cerro Jumil gold property in Morelos State, Mexico. Esperanza paid CDN$417,375 in cash and issued 500,000 common shares of the Company to RCS. Under the original terms, Esperanza had remaining payments of US$25,000 due on May 7, 2007 and US$1,895,000 due on May 7, 2008. RCS will maintain a 3% net smelter return royalty on production from the property.

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

Total expenditures are reported to have been US$272,500 expended by Teck and US $94,000 expended by Recursos.

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

Beginning in November of 2005 and continuing into April of 2006 the Company began a second program of diamond core drilling. Through April of 2006 a grand total of 4850 meters of drill hole were completed.

2006 Activities

Following the April 2006 completion of the drill program begun in 2005 a geophysical survey was conducted during July and August. In December of 2006 the Company began a third phase of drilling with two drill rigs. This consisted of a combination of exploration drilling and “in-fill” drilling to collect sufficient information necessary to complete a resource estimate.

2007 Activities

The drilling begun in 2006 continued through the year and into the first quarter of 2008. By that time a total of 31,420 meters in 66 diamond core and 101 reverse-circulation drill-holes had been completed.

The company had also conducted additional metallurgical testing indicating 72-73% recovery of gold under simulated heap-leach conditions (column tests).

2008 Activities

In 2008 the Company completed 8,200 meters of drilling on the Cerro Jumil project leading to a grand total of 32,300 meters now completed for the project. This has led to the estimation of a resource as follows:

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

2009 Activities

The Company completed a Preliminary Economic Assessment of the project incorporating the results of the resource estimate, preliminary metallurgical testwork, a preliminary mine design and initial operating and capital cost estimates. The results of the PEA are summarized in the tables below:

Cerro Jumil Preliminary Economic Assessment (Pre-tax)
	Base Case
Gold Price (US$/ounce)	$800	$900	$950
NPV (5%, US$ Millions)	$46.7	$76.7	$91.7
IRR	19.5%	28.4%	32.8%

Cerro Jumil Preliminary Economic Assessment Summary Results - Base Case (US Dollars)
Costs:
Pre-production Capital	$48.7 M
Pre-stripping	$9.2 M
Contingency	$7.5 M
Working Capital	$6.8 M
Total	$72.2 M

Average Cost/Tonne Ore Mined	$6.84
Cash Cost/Ounce Au Produced	$418
Operational Features:
Gold Price	$800 per ounce
Avg. Annual Gold Production	52,000 ounces
Life of Mine (current resources)	7.6 years
Annual Mining/Stacking Rate	2.8 M tones per year
Overall Gold Recovery	68%
Strip Ratio	2.6 : 1
Royalty Rate (NSR)	3%

This assessment is preliminary in nature and includes inferred resources in addition to measured and indicated resources. Inferred resources are considered too geologically speculative to have economic considerations applied to them so as to categorize them as a proven or probable reserve. There is no certainty that the PEA results will be realized.

During November of 2009 the Company began a drilling campaign at Cerro Jumil designed to provide additional data to upgrade the resource classification as well as explore adjacent areas of mineralization.

2010 Activities

The Company intends to continue with activities required to collect sufficient data necessary to allow the completion of a feasibility study. These include additional in-fill drilling, advanced metallurgical testing, geotechnical testing, new resource estimation and other technical investigation. The Company has also begun compiling all required information necessary for completion of an Environmental Impact Statement.

3. Other Exploration Properties

The Company also maintains a portfolio of other early-stage exploration projects.

Continuing or new properties consist of: Pucarana, Abra Roja, Sayrirosa, Colqui Orcco, Cori Rumi, Sante Fe, Guadelupe and Utcucocha in Peru. Its exploration property position in Mexico consists of Biricu and Providencia.

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

•

Atocha in Bolivia.

In 2009 the Company abandoned the Cori Jirca project in Peru.

Appropriate charges have been taken and are described in the accompanying financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2009 and 2008

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at April 14, 2010 and should be read in conjunction with the audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) for the years ended December 31, 2009 and 2008 and the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company dedicated to the future development of its two advanced-stage projects: Cerro Jumil and San Luis.   It has entered into a joint-venture on its San Luis project in Peru and continues to hold 100% of the Cerro Jumil project in Mexico.  The Company continues to identify and explore new precious metal projects in Mexico and Peru. Additional information is available at the Company’s website at www.esperanzasilver.com.

EXPLORATION REVIEW

Cerro Jumil, Mexico

In the first quarter of 2009, the Company submitted a permit application for a drilling campaign designed to: a) fill in blank areas within the defined resources, b) test a newly identified target immediately west of the Las Calabazas area, and (c explore the northern extension of the West Zone where silver has been discovered.  Drilling began in the fourth quarter of 2009.  In the third quarter of 2009 the Company completed a Preliminary Economic Assessment (“PEA”) of the 100% owned Cerro Jumil property.  The results of the PEA were positive. Refer to the news release on September 8, 2009 which can be found on the Company’s website www.esperanzasilver.com.

The current drill program which began in the fourth quarter of 2009 is evaluating areas of the property where limited or no previous drilling had been completed. The results have been encouraging so far and the Company anticipates that it will continue to add to or upgrade its resource base as drilling continues in this area. This current drill program should be finished by early summer and a revised resource estimate will be completed shortly thereafter. The gold deposit is exposed on surface which provides easy access for metallurgical sampling. Concurrent with the on-going drill program, Esperanza is selecting sites for bulk metallurgical samples. A comprehensive series of advanced tests have been planned by Esperanza’s consulting metallurgist in conjunction with Esperanza geologists and will begin once final sample locations are defined.

The drilling at Cerro Jumil is a part of a comprehensive work program recommended by the 2009 PEA and is designed to move the project to the full feasibility level as rapidly as possible. Additional work planned for 2010 in addition to the advanced metallurgical testing includes: geotechnical analysis, environmental baseline data collection and other efforts required to advance the project.

San Luis Project, Peru

The property is currently held 55% by Silver Standard Resources Inc. (“Silver Standard”) and 45% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Silver Standard also became the operator of the project.  Upon delivery of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80% by funding all pre-production capital.  The Company has been informed by Silver Standard that a feasibility study is now underway.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached a definitive agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.  The expenditure commitments are contingent upon Esperanza receiving exploration and drilling permits.

Esperanza has completed a first phase of trenching and sampling over potential mineral zones.  An application for drill permits is now being prepared.

Bolivia Exploration

In 2009, Esperanza decided not to continue mineral exploration in Bolivia and wound up its subsidiary, Empressa Minera Atocha.

RESULTS OF OPERATIONS

Year Ended December 31, 2009

The Company recorded a loss of $2,608,913 for the year ended December 31, 2009.  The loss was significantly lower than for 2008 due to: lower mineral property write-offs and lower stock-based compensation, partially offset by lower interest income and higher general exploration expenditures.  In 2008, Esperanza wrote off a significant amount exploration costs pertaining to the AT Properties in Mexico and also some write-offs in Peru as it decided to abandon a number of its exploration properties.  In the 2009 the write downs were minor and only pertained to Peru.  Stock-based compensation was lower because the value per option granted in 2009 was considerably less than in 2008 due to lower stock prices.  Interest income was lower due to much lower interest rates in 2009 compared to 2008 and due to a lower amount of cash available for investment.  Exploration costs were higher in 2009 because the Company was spending more time generating new projects whereas in the prior year the Company had a significant number of projects that it was already exploring and was spending less on searching for new projects.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2009 with working capital of $9,351,557 and had working capital of $5,598,144 at December 31, 2009.  The decrease in working capital of $3,753,413 was due mainly to the investment in mineral properties of approximately $1,766,000 and the loss from operations of $1,279,000, partially offset by cash received on the exercise of stock options in the amount of $208,500.  Most of the expenditures on mineral properties were incurred completing a preliminary economic assessment, additional drilling and field work on the Cerro Jumil property in Mexico and field work done on various early-stage properties in Peru.  Working capital includes a receivable from the Mexican government for value added tax in the amount of $213,000.  The Company is in the process of filing claims for this outstanding balance and expects that the full amount will be recoverable.  Esperanza is dependent on raising funds through the issuance of shares and attracting joint venture partners in order to finance further property acquisitions and to explore and develop its mineral properties.  On February 16, 2010, the Company completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000 (refer to note 14 of the audited consolidated year-end financial statements).  On March 4, 2010 the Company completed a second private placement of 500,000 units at a price of $1.25 per unit for gross proceeds of $625,000.  Esperanza currently has sufficient working capital to fund its exploration and administrative expenditures for the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009 the Company paid $190,800 (2008 - $Nil) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At December 31, 2009, the Company was indebted to Seabord in the amount $Nil (2008 - $Nil).  At December 31, 2009, Esperanza had deposits for future services with Seabord amounting to $10,000 which were included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

MANAGEMENT COMPENSATION

During the year ended December 31, 2009, Esperanza paid the following amounts as salaries to senior management: Bill Pincus, President - $171,352; Steve Zuker, Vice-President - $ 125,658; Bill Bond, Vice-President - $125,658; and Paul Bartos, Vice-President - $125,658.  In addition to the salaries paid to management, at year-end bonuses totaling US$125,000 were accrued to the President (US$50,000) and each Vice-President (US$25,000).  David Miles, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord and received no management compensation from Esperanza.  Esperanza’s directors who are not part of management are paid directors’ fees.  For the year ended December 31, 2009, the following directors’ fees were paid: George Elliott - $22,000, Brian Bayley - $21,500, Mike Halvorson - $20,000 and Steve Ristorcelli - $22,500.

QUARTERLY INFORMATION

	2009	2009	2009	2009
Quarter Ended	Dec. 31	Sept. 30	June 30	Mar. 31
Operating expenses	$ 692,211	$ 575,412	$ 905,915	$575,581
Loss for the period	(678,337)	(562,378)	(854,657)	(513,541)
Loss per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.01)

	2008	2008	2008	2008
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating expenditures	$703,980	$534,226	$481,479	$1,545,925
Loss for the period	(2,844,589)	(480,046)	(396,045)	(1,408,565)
Loss per share (basic and diluted)	(0.06)	(0.01)	(0.01)	(0.03)

2009

For the quarter ended December 31, 2009 both operating expenses and the loss for the quarter were higher than for the prior quarter due to higher costs for administration, exploration and investor relations partially offset by lower foreign exchange.  Administration costs were higher due to a higher allocation of management time to that category and due to a portion of year-end bonuses accrued to Denver staff being allocated to administration.  Exploration expenses were higher due to a higher level of activity on general reconnaissance work than for the prior quarter.  Investor relations costs were higher due to higher activity at investor conferences.  The foreign exchange loss was much lower than in the prior quarter as the Mexican peso was stable in the quarter whereas in the prior quarter the peso dropped by 9%.

For the quarter ended September 30, 2009 both operating expenses and the loss for the quarter were lower than for the prior quarter because stock-based compensation was significantly lower.

For the quarter ended June 30, 2009, both operating expenses and the loss for the period were higher than for the prior quarter because stock-based compensation expense was significantly higher.

For the quarter ended March 31, 2009, operating expenditures were lower than in the previous quarter mainly due to lower exploration costs.  Exploration expenditures are costs directed towards new project generation and there was a lower level of activity for these types of expenditures in the first quarter of 2009.  The loss for the first quarter was much less than for the previous quarter because in the fourth quarter there was a mineral property write-off of $2,236,319 and there was no corresponding write-off in the first quarter.

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

For the quarter ended September 30, 2008, operating expenditures were higher than in the prior quarter due to an unfavourable foreign exchange variance and higher exploration expenses which were partially offset by lower investor relations and lower stock-based compensation costs.  The unfavourable exchange variance was mainly due to the weakening of the Mexican peso against the Canadian dollar in the quarter, whereas the peso strengthened against the Canadian dollar in the prior quarter.  Exploration expenses were higher than in the prior quarter due to an increase in regional exploration in Peru.  Investor relations costs were lower in the current quarter due to attending fewer trade shows.  Lower stock-based compensation costs in the current quarter were the result of the Company’s lower share price which reduced the values generated by the Black-Scholes option pricing model.

For the quarter ended June 30, 2008, operating expenditures were significantly lower than in the prior quarter due to lower stock-based compensation, consulting and investor relations costs and a favourable foreign exchange variance.  Stock-based compensation was lower because there were no grants in the current quarter whereas there were 1,100,500 options granted in the previous quarter.  Consulting costs were lower because bonuses were awarded in the prior quarter and none in the current quarter.  Investor relations costs were lower mainly due to the seasonality of trade shows.  The favourable foreign exchange variance was due to the strengthening of the Mexican peso against the Canadian dollar in the current quarter.

SELECTED ANNUAL FINANCIAL INFORMATION

	December 31,	December 31,	December 31,
	2009	2008	2007
Operating Expenses	$ 2,749,119	$ 3,265,610	$ 3,491,824
Net Loss	(2,608,913)	(5,129,245)	(2,839,379)
Loss per Share – Basis and Diluted	(0.05)	(0.11)	(0.06)
Capitalized Minerals Property Costs	1,765,919	5,048,383	3,859,162
Total Assets	19,270,621	21,250,623	25,817,957

Cash Flows (Used In):
Operating	$(1,287,876)	$ (2,408,992)	$ (720,945)
Investing	(1,765,919)	(5,058,177)	(3,974,597)
Financing	208,516	325,800	16,174,455
Net Increase (Decrease) in Cash	$(2,845,279)	$(7,141,369)	$11,478,913

2009

Cash used in operations in 2009 was much less than for 2008 because Esperanza collected a significant amount of the IVA receivable from the Mexican government whereas in 2008 the Company paid out much more in IVA than it collected.  Cash used in investing activities was much lower in 2009 because the Company conducted much less exploration and development work on its properties in order to conserve capital as a result of impact of the world financial crisis.  As in 2008, funds raised by financing activities were due to the exercise of stock options.

2008

In 2008 Esperanza had lower operating expenses due to lower stock-based compensation and a favourable variance on foreign exchange.  Stock-based compensation was lower than in 2007 mainly because the value per option was significantly lower because the weighted average exercise price declined from $3.27 in 2007 to $1.34 in 2008.  The foreign exchange variance was favourable because the Company invested about $3.9 million in mineral properties in 2007 and during 2007 the US dollar weakened significantly against the Canadian dollar and Esperanza incurred a significant loss on translation of the accounts of its Mexican subsidiary as a result.  These favourable variances were partially offset by higher office and rent costs as a result of moving the Denver personnel into better office space.  The Company also began paying directors’ fees in 2008 which partially offset the lower costs for stock-base compensation and foreign exchange.  The net loss in 2008 was higher than for 2007 as a result of writing off a number of properties in Mexico and Peru and due to lower interest income because there was less cash to invest than in the prior year.

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

2007

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

SUBSEQUENT EVENTS

On February 16, 2010, the Company announced that it had completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000.  Each unit consists of one common share (“Share”) and one non-transferable common share purchase warrant (“Warrant”) to purchase another share for $1.75 which expires on February 16, 2012.  If, after the expiry of all Canadian resale restrictions, the closing price of Esperanza’s common shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive days, the Company may accelerate the expiry of the Warrants, to 21 trading days after giving notice thereof.  All Shares, Warrants and any Shares issued upon exercise of the Warrants, are subject to a regulatory hold period expiring on June 17, 2010.  Finder’s fees were payable in cash to Haywood Securities Inc. ($22,981), Global Resource Investments Inc. ($193,750) and Lincoln Peck Financial Inc. ($6,250) in consideration of their efforts in locating investors.  On March 4, 2010, the Company completed a second private placement of 500,000 units with the same terms as the first private placement, for total proceeds of $625,000.  The 500,000 non-transferable common share purchase warrants issued as part of this private placement expire on March 4, 2012.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has made significant progress with respect to its transition to International Financial Reporting Standards (“IFRS”) reporting.  The first IFRS reporting period will be the quarter ended March 31, 2011.  Because Esperanza is an “Exploration-Stage” company, the IFRS transition issues are not as complex as for a company with operating mines and revenues from the sales of concentrates or bullion.  However, the transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The most significant impact with respect to the restatement of 2010 financials will be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of Esperanza’s wholly-owned subsidiaries.

Exemptions

Esperanza has made the following decisions regarding the optional exemptions provided under IFRS transitional rules.

Business Combinations

For business combinations, the Company has decided to take the exemption which means that it does not have to restate the accounting for any business combinations that occurred before January 1, 2010.  If the Company enters into any business combinations in 2010, it will likely adopt the new CICA Handbook standard for business combinations which is in compliance with current IFRS standards.  This means that the Company will most likely not have to restate any 2010 business combinations in order to be IFRS compliant.

Fair Value or Revaluation as Deemed Cost

Esperanza will use the cost method of accounting for office and field equipment and therefore will not elect to fair value any of the Company’s equipment.

Cumulative Translation Differences

On translation of a foreign operation in accordance with IAS 21 “The Effect of Changes in Foreign Exchange Rates”, certain exchange differences are recognized as a separate component of equity and under the amendments to IAS 21 in 2007, are to be shown as part of other comprehensive income.  IAS 21 also requires an entity to disclose the net exchange differences classified as a separate component of equity as well as a reconciliation of the opening and closing balances.  On subsequent disposal of a foreign operation, the accumulated translation differences related to the specific foreign operation are recognized in profit of loss for the period as part of the gain or loss on disposal of the subsidiary.

Under IFRS 1 a first-time adopter may elect not to calculate this translation difference retrospectively and thereby set corresponding translation differences at the date of transition to zero.  The gain or loss on subsequent disposal of a foreign operation then includes only foreign exchange differences that arose subsequent to the date of transition.  The Company has elected not to calculate this translation difference retrospectively.

Jointly Controlled Entities

The Company has not reached a final conclusion regarding how it will account for jointly controlled entities under IFRS but at this point it is considering using the equity method and this would result in a difference between the current balance sheet presentation under Canadian GAAP and its transitional IFRS balance sheet.

Additional Note Disclosures

The Company will have to provide more note disclosure under IFRS than under current Canadian GAAP.  However, Esperanza is an exploration-stage company and consequently the note disclosures are not nearly as onerous as for an operating company.  Additional note disclosure will mainly be required for long-term assets and equity but the Company is currently capturing enough information in order to provide this disclosure.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements which may impact the Company in the future are as follows:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  These new sections effectively bring Canadian GAAP into line with IFRS.  The Company does not expect to adopt these new CICA Handbook sections prior to January 1, 2011.  At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have any impact on the Company’s financial statements in the interim period.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.  The fair value hierarchical classification of the Company’s cash and cash equivalents at December 31, 2009 is Level 1.

Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a PEA, which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

One of the Company’s projects is near a known archeological site.  The Company is working with appropriate government authorities to assess any archeological value within the Company’s proposed areas of operation.  It is possible that certain areas may be excluded from mining activities.

Esperanza is currently earning an interest in one of its properties through an option agreement and acquisition of title to the property will only be completed when the option conditions have been met.  These conditions generally include making property payments and incurring exploration expenditures on the properties.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Recently, the securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sole could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies in jurisdictions where the Company has operations or activities.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

As at April 14, 2010 there were 52,754,521 common shares issued and outstanding.  There were also 3,126,800 stock options outstanding with exercise prices ranging between $0.40 and $1.91 per share.  All of the outstanding options have vested.  As a result of the two private placements in 2010, the Company has 4,500,000 common share purchase warrants outstanding with an exercise price of $1.75 and with expiry dates of February 16, 2012 and March 4, 2012.

5.E

Off-Balance Sheet Arrangements

The Company has no Off-Sheet Balance Arrangements.

5.F

Tabular Disclosure of Contractual Obligations

The Company has the following Contractual Obligation:

	Total	Less Than 1 Year	2-3 Years	3-5 Years
Denver Office Lease	$179,700	$68,600	$111,100	$ -

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

04/14/2010

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	56	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	57	December 14, 1999
Michael H. Halvorson (2) (3)	Director	65	April 8, 2003
Steve Ristorcelli (1)(2)(3)	Director	53	June 2, 2005
George Elliott (1)	Director	67	August 29, 2009
J. Stevens Zuker	Senior Vice President	55	September 23, 2005
David L. Miles	Chief Financial Officer	58	June 10, 2004
Kim Casswell	Corporate Secretary	53	April 2, 2004
William Bond	V. P. Exploration	58	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	51	January 22, 2007

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

William Pincus (President, CEO and Director)

Mr. Pincus has over 30 years of industry experience. He holds the designation of Certified Professional Geologist. Most recently he was the Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the 155 million ounce (measured and indicated resource) Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively. Mr Pincus is a Certified Professional Geologist by the American Institute of Professional Geologists.

Brian Bayley (Director)

Mr. Bayley is the President and CEO of Quest Capital Corp., a mortgage investment corporation that provides mortgages in the real estate sector. He is also President and Director of Ionic Management Corp. a private management company. Ionic Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

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

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Silver Corporation, all of which are listed on the TSX Venture Exchange.  He subsequently resigned as CFO of Sanu in 2007 and Eurasian in 2008 and has become CFO of Colombian Mines Corporation (2006) Nevgold Resource Corp. (2008), and Lara Exploration Ltd. (2009).  All of these companies are listed on the TSX Venture Exchange.

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

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2009 2008 2007	171,352 159,975 25,116	52,470 50,233 88,096	Nil Nil $139,161	100,000 100,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil $16,269

Michael Halvorson, Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	$20,000 22,875 Nil	50,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	$20,000 24,375 Nil	50,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director (1)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	$22,500 23,000 Nil	50,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

George (2) Elliott	2009 2008 2007	Nil Nil N/A	Nil Nil N/A	$22,000 6,750 N/A	50,000 100,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

Joseph Ovsenek, Director (1)(3)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

William Bond, V.P. Exploration	2009 2008 2007	125,658 117,315 18,419	52,470 25,116 29,366	Nil Nil 100,240	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell,(5) Corporate Secretary	2009 2008 2007	Nil Nil Nil	Nil 1,500 2,000	Nil 16,231 13,731	42,100 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L.(5) Miles Chief Financial Officer	2009 2008 2007	Nil Nil Nil	Nil 4,000 5,000	Nil 47,927 41,416	43,200 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2009 2008 2007	125,658 117,315 18,419	26,235 25,116 29,563	Nil Nil 100,240	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Bartos Vice President, Chief Geologist (4)	2009 2008 2007	125,658 117,315 18,419	26,235 25,116 23,470	Nil Nil 100,240	75,000 75,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Ristorcelli and Mr. Ovsenek were elected to the board of directors on June 2, 2005.

(2)

Mr. Elliott was elected to the board of directors on August 29, 2008

(3)

Mr. Ovsenek resigned from the board of directors on February 8, 2008

(4)

Mr. Bartos was appointed Vice President, Chief Geologist on January 22, 2007

(5)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp. (“Seabord”), Ms. Casswell’s and Mr. Miles’s remuneration is paid by Seabord.

Table No. 7

Stock Option Grants in Fiscal 2008 Ended 12/31/2009

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	100,000	10.03%	$0.69	05/22/2009	05/22/2014	$0.69

Michael Halvorson	50,000	5.01%	$0.69	05/22/2009	05/22/2014	$0.69

Brian Bayley	50,000	5.01%	$0.69	05/22/2009	05/22/2014	$0.69

Steven Ristorcelli	50,000	5.01%	$0.69	05/22/2009	05/22/2014	$0.69

George Elliott	50,000	5.01%	$0.69	05/22/2009	05/22/2014	$0.69

William Bond	75,000	7.52%	$0.69	05/22/2009	05/22/2014	$0.69

Paul Bartos	75,000	7.52%	$0.69	05/22/2009	05/22/2014	$0.69

Kim Casswell	42,100	4.22%	$0.69	05/22/2009	05/22/2014	$0.69

David Miles	43,200	4.33%	$0.69	05/22/2009	05/22/2014	$0.69

J. Stevens Zuker	75,000	7.52%	$0.69	05/22/2009	05/22/2014	$0.69

Consultants	199,700 187,500	38.82%	$0.69 $0.70	05/22/2009 06/10/2009	05/22/2014 06/10/2014	$0.69 $0.70

The following table gives certain information concerning stock option exercises during Fiscal 2009 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2009

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable(2)
David Miles	Nil	Nil	43,200/0 @ $0.69 50,000/0 @ $1.56 50,000/0 @ $1.40	$24,624 Nil Nil Nil
Kim Casswell	Nil	Nil	42,100/0 @ $0.69 50,000/0 @ $1.56 50,000/0 @ $1.40	$23,997 Nil Nil Nil
William Bond	50,000	$11,500	75,000/0 @ $0.69 75,000/0 @ $1.56 75,000/0 @ $1.40 40,000/0 @ $0.69	$42,750 Nil Nil $22,800
Paul Bartos	35,000	$14,350	25,000/0 @ $1.56 75,000/0 @ $1.40	Nil Nil
J. Stevens Zuker	Nil	Nil	75,000/0 @ $0.69 75,000/0 @ $0.65 75,000/0 @ $1.56 75,000/0 @ $1.40	$42,750 $45,750 Nil Nil

William Pincus	100,000	$23,000	100,000/0 @ $0.69 100,000/0 @ $0.53 100,000/0 @ $0.40 100,000/0 @ $1.56 100,000/0 @ $1.40	$57,000 $20,000 Nil Nil Nil
Brian Bayley	50,000	$11,000	50,000/0 @ $0.69 75,000/0 @ $0.40 75,000/0 @ $1.56 75,000/0 @ $1.40	$28,500 $64,500 Nil Nil Nil
Michael Halvorson	50,000	$11,000	50,000/0 @ $0.69 75,000/0 @ $0.40 75,000/0 @ $1.56 75,000/0 @ $1.40	$28,500 $15,000 Nil Nil
Steven Ristorcelli	50,000	$38,000	50,000/0 @ $0.69 50,000/0 @ $0.40 75,000/0 @ $1.56 75,000/0 @ $1.40	$28,500 $43,000 Nil Nil
George Elliott	Nil	Nil	50,000/0 @ $0.69 100,000/0 @ $0.69	$28,500 $57,000

(1)

Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

(2)

The closing price of the Issuer’s common shares on the TSX Venture Exchange on December 31, 2009 was $1.26.

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  As at April 14, 2014, 3,219,300 stock options have been granted and 412,700 were exercised during Fiscal 2009. In Fiscal 2010, 392,000 stock options have been exercised as at April 14, 2010. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

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

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2009.

Covered Employee	Compensation
William J. Pincus CEO	$314,820
J. Stevens Zuker Senior Vice-President	$115,434
Paul Bartos Vice-President & Chief Geologist	$115,434
William Bond Vice-President, Exploration	$115,434
Non NEOs	$295,756

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are:  Steven Ristorcelli, George Elliott and Brian Bayley. The Audit Committee met four times during Fiscal 2009.

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

6.D.  Employees

As of April 14, 2010, the Issuer had a total of 17 employees consisting of 6 field technicians, an administrative assistant, a Manager of Community Relations and a Security guard based in Peru.  The President, VP and Chief Geologist, Senior Vice-President, Vice-President of Exploration, Corporate Communications Manager, and 3 field technicians as based out of the Issuer’s Denver, Colorado office.The remaining staff are hired as independent contractors. In November 2007, the Corporation, through its wholly-owned United States subsidiary located in Denver, Colorado, Esperanza Services, Inc., retained Mr. Pincus to act as its President, J. Stevens Zuker to act as its Senior Vice-President, Paul Bartos to act as its Vice-President & Chief Geologist and William Bond to act as its Vice-President.  See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.  Esperanza Services, Inc. also employs two geologists and two administrative staff.

6.E.  Share Ownership

Table No. 9 lists, as of April 14, 2010, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,486,568	2.80%
Common	Michael Halvorson (2)	1,262,500	2.38%
Common	Brian Bayley (3)	525,000	0.99%
Common	Steve Ristorcelli (4)	328,000	0.62%
Common	George Elliott (5)	155,000	0.29%
Common	William Bond (6)	299,600	0.57%
Common	Kim Casswell (7)	117,100	0.22%
Common	David Miles (8)	148,200	0.28%
Common	J. Stevens Zuker (9)	400,000	0.75%
Common	Paul Bartos (10)	215,800	0.41%
	Total Directors/Management	4,937,768	9.01%

(1)

Of these shares, 300,000 are represented by currently exercisable share purchase options.

(2)

Of these shares, 200,000 are represented by currently exercisable share purchase options.

(3)

Of these shares, 275,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 200,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 150,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 225,000 are represented by currently exercisable share purchase options.

(7)

Of these shares, 117,100 are represented by currently exercisable share purchase options.

(8)

Of these shares, 148,200 are represented by currently exercisable share purchase options.

(9)

Of these shares, 300,000 are represented by currently exercisable share purchase options.

(10)

Of these shares, 115,000 are represented by currently exercisable share purchase options.

# Based on 52,754,521 shares outstanding as of 04/14/2010

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

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

(b)

the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(c)

the issuance to any one insider and such insider’s associates, within a one year period, of shares totaling in excess of 5% of the outstanding shares.

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 04/14/2010, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 100,000 100,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

Michael Halvorson	50,000 75,000 75,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

Brian Bayley	50,000 75,000 75,000 75,000	$0.69 $1.40 $1.56 $0.40	05/22/2009 2/08/2008 5/18/2006 6/14/2005	5/22/2014 2/08/2013 5/18/2011 6/14/2010

Steven Ristorcelli	50,000 75,000 75,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

George Elliott	50,000 100,000	$0.69 $0.69	05/22/2009 10/06/2008	5/22/2014 10/06/2013

William Bond	75,000 75,000 75,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

Kim Casswell	17,100 50,000 50,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

David Miles	13,200 50,000 50,000	$0.69 $1.40 $1.56	05/22/2009 2/08/2008 5/18/2006	5/22/2014 2/08/2013 5/18/2011

J. Stevens Zuker	75,000 75,000 75,000 75,000	$0.69 $1.40 $1.56 $0.65	05/22/2009 2/08/2008 5/18/2006 9/23/2005	5/22/2014 2/08/2013 5/18/2011 9/23/2010

Paul Bartos	75,000 75,000	$0.69 $1.40	05/22/2009 2/08/2008	5/22/2014 2/08/2013

Consultants	10,000 200,000 204,000 200,000 155,000	$0.73 $1.40 $1.40 $1.91 $1.56	8/20/2008 2/27/2008 2/08/2008 9/12/2007 5/18/2006	5/20/2013 2/27/2011 2/08/2013 9/12/2012 5/18/2011

Total Officers/Directors

2,030,300

Total Employees/Consultants

1,214,000

Total Officers/Directors/Etc.

3,244,300

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of 2 persons/companies who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 04/14/2010, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(1)	6,459,600	12.24%
Common	The Rule Family Trust	4,968,000	9.42%

Based on 52,754,521 shares outstanding as of 04/14/2010.

(1) Silver Standard Resources Inc is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.  Its former President, Robert Quartermain, and its Senior Vice President, Joseph Ovsenek, are former directors of the Issuer.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 04/14/2010, the Issuer’s shareholders’ list showed 52,754,521 common shares outstanding and 2,550 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:   950 holders of record" resident in Canada,  3,450 “holders of record" resident in the USA, and 50 “holders of record” resident elsewhere.

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

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2009 $Nil was owed to senior management and directors for consulting services.

Other than as disclosed above, there have been no transactions since 12/31/2009, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2009/2008/2007 Ended December 31st

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

8.B.  Significant Changes

There have been no significant changes to the Issuer’s financial condition since the end of the fiscal year except for two private placements which have raised $5,625,000 in gross proceeds.

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

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 03/31/10	$1.60	$1.24
Month Ended 02/28/10	$1.30	$1.09
Month Ended 01/31/10	$1.55	$1.07
Month Ended 12/31/09	$1.29	$1.00
Month Ended 11/30/09	$1.10	$0.77
Month Ended 10/31/09	$0.92	$0.75

Fiscal Year Ended 12/31/2009	$1.29	$0.58

Fiscal Quarter Ended 12/31/09	$1.29	$0.75
Fiscal Quarter Ended 09/30/09	$1.09	$0.74
Fiscal Quarter Ended 06/30/09	$0.88	$0.61

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of April 14, 2010 a total of 52,754,521 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As at April 14, 2010, the following share purchase warrants are outstanding:

Number of Warrants Outstanding	Exercise Price	Expiry Date
4,000,000	$1.75	February 16, 2012
500,000	$1.75	March 4, 2012

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

As of 12/31/2009, 12/31,2008, 12/31/2007, and 12/31/2005 there were an unlimited number of common shares without par value authorized.

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

Fiscal 2008 Fiscal 2009 Fiscal 2010 Year-to-date

Exercise of stock options

Issued for Property Option

Reclassify contributed surplus

on exercise of options

Exercise of stock option

Reclassification on exercise of

stock options

Private placements

Exercise of stock options

	1,150,000 45,000 - 412,700 - 4,500,000 320,000	$325,800 $56,550 $216,598 $208,516 $140,122 $5,402,019 $158,787

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

11.10

If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board an the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose of if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person at the meeting to chair the meeting.

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

Joint-venture agreement between the Issuer and Silver Standard Resources dated Sept 6, 2005. (2)

i.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006. (3)

j.

Amended Stock Option Plan dated April 30, 2007. (3)

k.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007. (3)

l.

Option Agreement between the Issuer and Compañia Minera Terciario S.A de C.V. dated September 14, 2007. (4)

m.

Option Agreement between the Issuer and Exploraciones del Altiplano S.A. de C.V. dated September 14, 2007. (4)

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2005.

(3)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2007.

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was a passive foreign investment company as at December 31, 2009.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was a passive foreign investment company for the taxable year ended 12/31/2009.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2009/2008/2007 is included with the related financial statements in this Annual Report.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2009. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2009.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2009	$29,700	0	$5,400	0
December 31, 2008	$25,000	0	$2,850	0

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

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2009 and 12/31/2008

Consolidated Statements of Operations and Deficit for the years ended 12/31/2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended 12/31/2009, 2008 and 2007.

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

Joint-venture agreement between the Issuer and Silver Standard Resources dated Sept 6, 2005. (2)

i.

Amended Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated October 2, 2006. (3)

j.

Amended Stock Option Plan dated April 30, 2007. (3)

k.

Option Agreement between the Issuer and Canadian Shield Resources Inc. and Gallant Minerals (Peru) Limited S.A. dated May 7, 2007. (3)

l.

Option Agreement between the Issuer and Compañia Minera Terciario S.A de C.V. dated September 14, 2007. (4)

m.

Option Agreement between the Issuer and Exploraciones del Altiplano S.A. de C.V. dated September 14, 2007. (4)

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(2)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2005.

(3)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2007.

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2009, 2008 and 2007

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation,

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 8, 2010

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

	2009	2008

ASSETS

Current

Cash and cash equivalents	$ 5,584,553	$ 8,429,832
Receivables	255,987	1,089,455
Prepaid expenses	17,739	21,578
	5,858,279	9,540,865

Equipment (Note 4)	14,251	77,415
Mineral properties (Note 5)	13,398,091	11,632,343
	$ 19,270,621	$ 21,250,623

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 260,135	$ 189,308

SHAREHOLDERS' EQUITY

Share capital (Note 6)	34,960,559	34,611,921
Contributed surplus (Note 6)	5,961,586	5,752,140
Deficit	(21,911,659)	(19,302,746)
	19,010,486	21,061,315

	$ 19,270,621	$ 21,250,623

Nature of operations (Note 1)

Commitments and contingencies (Note 8)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“George Elliott”

Director

“William J. Pincus”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2009	2008	2007

OPERATING EXPENSES
Accounting and legal	$ 112,388	$ 119,639	$ 126,898
Amortization	23,735	30,489	12,325
Administration and office	1,045,406	1,006,802	835,609
Directors’ fees	86,000	78,526	-
Exploration expenses	604,358	481,773	490,023
Foreign exchange	107,733	19,192	203,053
Investor relations and shareholder communications	318,739	359,921	312,755
Stock-based compensation (Note 6 (e))	349,568	1,066,015	1,336,658
Transfer agent and regulatory fees	81,107	86,735	138,008
Travel and related costs	20,085	16,518	36,494

LOSS BEFORE OTHER ITEMS	(2,749,119)	(3,265,610)	(3,491,823)

OTHER ITEMS
Interest income	144,220	372,684	646,281
Gain on the disposal of fixed assets	-	-	6,163
Miscellaneous income	39,148	-	-
Write-off of mineral properties (Note 5)	(43,162)	(2,236,319)	-

Net loss and comprehensive loss for the year	(2,608,913)	(5,129,245)	(2,839,379)

Deficit, beginning of year	(19,302,746)	(14,173,501)	(11,334,122)

Deficit, end of year	$ (21,911,659)	$ (19,302,746)	$ (14,173,501)

Basic and diluted loss per share	$ (0.05)	$ (0.11)	$ (0.06)

Weighted average number of shares outstanding	47,652,523	47,299,635	44,550,285

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2009	2008	2007

CASH FLOWS FROM (TO)

Operations:
Net loss for the year	$ (2,608,913)	$ (5,129,245)	$ (2,839,379)
Items not affecting cash:
Amortization	30,675	37,822	20,634
Gain on disposal of equipment	-	-	(6,163)
Stock-based compensation	349,568	1,066,015	1,336,658
Write-off of mineral property costs	43,162	2,236,319	-
Changes in non-cash working capital items:
Receivables	833,468	(571,970)	69,995
Due from joint venture partner	-	-	597,840
Prepaid expenses	3,839	2,738	13,450
Accounts payable and accrued liabilities	60,325	(50,671)	86,020
	(1,287,876)	(2,408,992)	(720,945)

Investing:
Mineral property costs	(1,765,919)	(5,048,383)	(3,859,162)
Proceeds from the disposal of equipment	-	-	23,540
Purchase of equipment	-	(9,794)	(138,975)
	(1,765,919)	(5,058,177)	(3,974,597)

Financing:
Shares issued for cash	208,516	325,800	17,102,643
Shares issue costs	-	-	(928,188)
	208,516	325,800	16,174,455

Change in cash and cash equivalents in the year	(2,845,279)	(7,141,369)	11,478,913

Cash and cash equivalents, beginning of year	8,429,832	15,571,201	4,092,288

Cash and cash equivalents, end of year	$ 5,584,553	$ 8,429,832	$ 15,571,201

Supplementary information:

Cash interest received	$ 277,181	$ 240,163	$ 753,885
Amortization capitalized to mineral properties	39,831	-	-
Shares issued for mineral properties (Note 5 (b))	-	56,550	85,000
Securities issued as part of share issue costs	-	-	346,211

During the year ended December 31, 2009, there was $35,579 (2008 -$29,077; 2007 -$864,860) in accounts payable that related to mineral property costs.

Included in cash and cash equivalents at December 31, 2009 is $ 5,353,354 (2008 – $8,250,000; 2007 – nil) in short term investments and $ 231,199 (2008 - $179,832; 2007 - $15,571,201) held in bank accounts.

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

1.

NATURE OF OPERATIONS

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of mineral resource properties.  The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They include the accounts of the Company and its wholly-owned subsidiaries: Esperanza Services Inc., Esperanza Silver de Mexico S.A. de C.V., Esperanza Silver Peru S.A.C, Empressa Minera Atocha, Esperanza Resources (BVI) Inc., Esperanza Minerals (BVI) Inc. and Esperanza Exploration (BVI) Inc.  All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

Mineral properties

Exploration and development expenditures incurred for regional reconnaissance or property investigations prior to the acquisition of a property are charged to operations.  Expenditures incurred subsequent to acquisition are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven or probable reserves can be determined by independent consulting engineers and production has begun.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

A mineral property acquired under an option agreement where payments are made at the sole discretion of the Company, is capitalized at the time of payment.  Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations.  Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfer and may be affected by undetected defects.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made.  A corresponding amount is added to the carrying value of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2009, the present value of the Company’s asset retirement obligations is nominal.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral properties, the variables used in the calculation of stock-based acquisition costs and compensation expense and the determination of future income tax assets and liabilities.  Actual results could differ from these estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

New accounting pronouncements which may impact the Company in the future are as follows:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.  These new sections effectively bring Canadian GAAP into line with IFRS.  The Company does not expect to adopt these new CICA Handbook sections prior to January 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have any impact on the Company’s financial statements in the interim period.

Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.  The fair value hierarchical classification of the Company’s cash and cash equivalents at December 31, 2009 is Level 1.

Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

3.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.  Receivables have been designated as “Loans and receivables” and have been measured at cost.  Accounts payable have been designated as “Other liabilities” and have been measured at cost.  The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

	2009		2008
Cost	Accumulated Amortization	Net Book Value	Net Book Value

$ 188,644	$ 174,393	$ 14,251	$ 77,415

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

5.

MINERAL PROPERTIES

The continuity of expenditures on mineral properties is as follows:

	Mexico		Bolivia	Peru
	Cerro Jumil	AT Properties	Atocha	Utcucocha	Sante Fe	San Luis	Other	Total Peru	Total
Balance, December 31, 2007	$ 7,868,012	$ 367,271	$25,000	$ 25,010	$ 29	$ 821,246	$ 460,026	$1,306,311	$ 9,566,594

Acquisition costs	-	95,706	-	-	-	-	-	-	95,706
Exploration and Development
Assays	242,694	154,549	-	11,262	358	-	3,200	14,820	412,063
Community programs	46,118	-	-	862	-	-	7,966	8,828	54,946
Drilling	1,103,367	566,449	-	-	-	-	-	-	1,669,816
Environmental	54,851	-	-	-	-	-	-	-	54,851
Field costs	167,094	61,776	-	1,026	412	23,349	22,507	47,294	276,164
Geological Studies	608,048	293,431	-	132,927	19,206	25,825	127,350	305,308	1,206,787
Geophysics	-	1,909	-	-	-	-	-	-	1,909
Office & administrative	1,665	16,248	-	17,843	2,175	30	23,824	43,872	61,785
Property tax	24,759	15,397	-	135	-	-	-	135	40,291
Road and access costs	53,989	150,004	-	-	-	-	-	-	203,993
Travel	46,093	37,381	-	6,938	1,043	10,116	10,377	28,474	111,948
Vehicles	55,260	23,952	-	11,723	870	-	20,004	32,597	111,809

	2,403,938	1,416,802	-	182,716	24,064	59,320	215,228	481,328	4,302,068

Mineral property write-off	(30,576)	(1,784,073)	(25,000)	-	-	-	(396,670)	(396,670)	(2,236,319)

Balance, December 31, 2008	$ 10,241,374	$ -	$ -	$ 207,726	$24,093	$ 880,566	$ 278,584	$1,390,969	$ 11,632,343

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	Mexico	Peru
	Cerro Jumil	Guadalupe	Utcucocha	Sante Fe	San Luis	Other	Total Peru	Total
Balance, December 31, 2008	$ 10,241,374	$ -	$ 207,726	$ 24,093	$ 880,566	$ 278,584	$ 1,390,969	$ 11,632,343

Acquisition costs	-	382	-	6,482	-	9,784	16,648	16,648
Exploration and Development:
Assays	25,822	1,576	1,768	9,499	-	2,165	15,008	40,830
Community programs	-	59	8	-	-	2,966	3,033	3,033
Consulting	331,203	2,630	62	1,060	3,364	8,490	15,606	346,809
Contract services	29,469	-	-	304	2,893	4,736	7,933	37,402
Drilling	117,148	-	-	-	-	-	-	117,148
Environmental / permitting	74,238	-	-	-	-	6,179	6,179	80,417
Field costs	112,225	1,947	78	386	23,348	3,460	29,219	141,444
Freight	-	-	-	-	-	2,572	2,572	2,572
Office & administrative	12,324	364	177	10,104	-	1,371	12,016	24,340
Property tax	31,603	6,234	8,174	-	-	39,899	54,307	85,910
Salaries and benefits	242,972	44,991	19,677	39,762	22,309	90,467	217,206	460,178
PEA	207,321	-	-	-	-	-	-	207,321
Road and access costs	30,718	-	-	29,767	-	431	30,198	60,916
Travel	26,380	2,520	2,220	3,892	3,623	7,602	19,857	46,237
Vehicles	71,076	778	505	1,903	-	12,282	15,468	86,544
Feasibility studies	-	-	-	-	11,477	-	11,477	11,477
Warehouse rental	39,684	-	-	-	-	-	-	39,684
	1,352,183	61,481	32,669	103,159	67,014	192,404	456,727	1,808,910
Mineral property write-off	-	-	-	-	-	(43,162)	(43,162)	(43,162)

Balance, December 31, 2009	$ 11,593,557	$ 61,481	$ 240,395	$ 127,252	$ 947,580	$ 427,826	$ 1,804,534	$ 13,398,091

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

5.

MINERAL PROPERTIES  (continued)

(a)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty (“NSR”), in the Esperanza silver/gold project in Morelos State, Mexico.  The exercise price of the option was US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company.  From May, 2003 to October 2006, the Company made cash option payments of US$80,000 and issued 170,000 common shares to Recursos in accordance with the option agreement.

In October 2006, the Company renegotiated the option agreement and earned its option by paying US$417,375 plus value added tax (“VAT”) and issuing 500,000 common shares plus VAT in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the property.  The property is subject to a 3 % NSR on any mineral production.

(b)

AT Properties, Mexico

In September 2007, the Company agreed to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V., two privately-held companies. Under the terms of the agreement Esperanza paid US$30,000 and issued 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties.  In 2008, the Company paid an additional $39,156 and issued 45,000 more shares valued at $56,550.

After conducting exploration and drilling, the Company terminated the option agreements in October 2008, with Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., on the seven AT Properties in Mexico.  The Company wrote-off the accumulated capitalized costs for these properties in the fourth quarter of 2008 which amounted to $1,814,649.

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

(d)

San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project was subject to the exploration agreement, described above in Note 5 (c), with Silver Standard Resources Inc. (“Silver Standard”), a company that had a director in common until February, 2008.  Silver Standard elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. Silver Standard has subsequently elected to increase its ownership to 70% by funding all activities required to complete a feasibility study and it may further increase its ownership to 80% by funding all development activities necessary to place the property into production. Silver Standard announced in November 2008, that it had commenced a feasibility study on the San Luis property.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

5.

MINERAL PROPERTIES (Continued)

(e)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1,000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner.  In December 2008, the Company decided to abandon this property and has no further obligations under the option agreement.  In the fourth quarter of 2008, the Company wrote-off the accumulated capitalized costs for this property which amounted to $307,418.

(f)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Canadian Shield Resources Inc. (“Canadian Shield”) Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary).  The Company must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date.  The Company must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.  The work commitment for the first twelve months from the Effective Date and the first payment are firm commitments and all additional work commitments and payments are at the sole discretion of the Company.  Upon the Company earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses.  In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000.  If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold.  The Company has not received a drill permit at this time and accordingly the Effective Date of the agreement has not been determined.

(g)

Other Properties, Peru

The Company currently holds interests in eight properties besides San Luis and Pucarana.  Of the six properties, Guadalupe, Utcucocha and Sante Fe are the ones which the Company is focusing its exploration efforts on.  During the year ended December 31, 2009, the Company decided to abandon some minor mineral properties in Peru and wrote off capitalized mineral property costs amounting to $43,162.  During the year ended December 31, 2008 the Company decided to abandon four properties in Peru and wrote-off $89,252 in capitalized costs with respect to those properties.

 (h)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.    The vendor also received a 1.5% NSR royalty for any minerals produced from this property.  The Company, at its option, could purchase the royalty for US$202,000.  During the year ended December 31, 2005 the Company wrote-down the carrying value of the Atocha property to $25,000.  In the quarter ended September 30, 2008 the Company decided that no further exploration work would be done on this property and wrote-off the remaining balance of capitalized costs in the amount of $25,000.  During the year ended December 31, 2009, Esperanza decided to discontinue exploration activities in Bolivia and wound up its wholly owned subsidiary, Empressa Minera Atocha.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

6.

SHARE CAPITAL

(a)

Authorized

An unlimited number of common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703

Shares issued for property option	40,000	85,000	-
Shares issued for exercise of options	232,000	179,245	-
Shares issued for exercise of warrants	1,937,976	1,921,898	-
Shares issued on private placement	4,110,000	15,001,500	-
Less: share issuance costs	-	(928,188)	-
Less: Agents options and warrants issued on private placement	-	(346,211)	346,211
Reclassification on exercise of stock options	-	79,392	(79,392)
Reclassification on exercise of agents’ warrants	-	8,457	(8,457)
Stock based compensation	-	-	1,336,658

Balance December 31, 2007	46,326,821	$ 34,012,973	$ 4,902,723

Shares issued on the exercise of options	1,150,000	325,800	-
Shares issued for exploration properties	45,000	56,550	-
Reclassify contributed surplus on exercise of options	-	216,598	(216,598)
Stock-based compensation	-	-	1,066,015

Balance December 31, 2008	47,521,821	$ 34,611,921	$ 5,752,140

Shares issued on the exercise of options	412,700	208,516	-
Reclassify contributed surplus on exercise of options	-	140,122	(140,122)
Stock-based compensation	-	-	349,568

Balance December 31, 2009	47,934,521	$ 34,960,559	$ 5,961,586

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

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

6.

SHARE CAPITAL (continued)

The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.  During the years ended December 31, 2009 and 2008 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2007	4,390,864	1.61
Granted	1,210,500	1.34
Exercised	(1,150,000)	0.28
Expired	(267,864)	3.27
Balance as of December 31, 2008	4,183,500	1.79
Granted	997,500	0.69
Exercised	(412,700)	0.51
Expired	(1,321,500)	3.07
Balance as of December 31, 2009	3,446,800	1.14

During the twelve months ended December 31, 2009, the Company granted 997,500 stock options, had 412,700 options exercised and 1,321,500 stock options cancelled or expired.  As at December 31, 2009, stock options are outstanding enabling the holders to acquire up to 3,446,800 common shares with a weighted average exercise price of $1.14 per share, as follows:

	Number	Exercise	Number	Expiry
Grant Date	Outstanding	Price	Vested	Date
14-Jun-05	300,000	0.40	300,000	14-Jun-10
5-Jul-05	5,000	0.355	5,000	5-Jul-10
23-Sep-05	75,000	0.65	75,000	23-Sept-10
18-May-06	735,500	1.56	735,500	18-May-11
12-Sep-07	200,000	1.91	200,000	12-Sept-12
8-Feb-08	861,500	1.40	861,500	8-Feb-13
27-Feb-08	200,000	1.40	200,000	27-Feb-13
20-Aug-08	10,000	0.73	10,000	20-Aug-13
6-Oct-08	100,000	0.69	100,000	6-Oct-13
22-May-09	772,300	0.69	772,300	22-May-14
10-Jun-09	187,500	0.70	187,500	10-Jun-14
Balance, December 31, 2009	3,446,800	1.14	3,446,800

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

6.

SHARE CAPITAL (continued)

(d)

Warrants

During the years ended December 31, 2009, 2008 and 2007 the change in warrants outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2007 and 2008	2,055,000	4.35
Expired	(2,055,000)	4.35
Balance as of December 31, 2009	nil	nil

On February 8, 2009, 2,055,000 share purchase warrants with an exercise price of $4.35 expired unexercised.  There are currently no outstanding share purchase warrants.

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2009, the Company granted 997,500 stock options to directors, officers and consultants with a weighted-average exercise price of $0.69 and expiry dates of May 22, 2014 and June 10, 2014.  All of these options vested on the grant date.  During the year ended December 31, 2008, the Company granted 1,210,500 stock options to directors, officers and consultants with a weighted-average exercise price of $1.34 and expiry dates ranging from February 8, 2013 to October 6, 2013.  Of these options, 1,110,500 vested immediately and 100,000 vested six months after the grant date.  In 2007, the Company granted 1,307,500 stock options to directors, officers and consultants with a weighted-average exercise price of $3.21 and expiry dates ranging from January 8 to September 12, 2012.  Of these options, 519,167 vested immediately and 394,167 vested one year after the grant date and 394,166 vested two years after the grant date.  The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2009	2008	2007

Expected dividend yield	0%	0%	0%
Expected stock price volatility	71%	71%	71%
Risk-free interest rate	1.02%	3.03%	4.08%
Expected life of options in years	3.0	3.0	2.9
Weighted average grant date fair value	$0.69	$0.62	$1.50

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $349,658 (2008 - $1,066,015; 2007 - $1,336,658) with the offsetting amount credited to contributed surplus.  Of the total stock based compensation expense of $349,568 for 2009, $325,752 was for options granted in the year with the balance of $23,906 for options granted in prior years.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

7.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009 the Company paid $190,800 (2008 - $Nil) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At December 31, 2009, the Company was indebted to Seabord in the amount $Nil (2008 - $Nil).  At December 31, 2009, Esperanza had deposits for future services with Seabord amounting to $10,000 which were included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities

8.

COMMITMENTS AND CONTINGENCIES

At December 31, 2009 the Company had a commitment on an office lease in Denver which expires June 30, 2012.  The estimated total rent payable on the remaining portion of this lease is US$179,700.   Of this total, US$68,600 is due in 2010; US$70,400 in 2011 and US$40,700 in 2012.

9.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2009	2008	2007
Statutory tax rate	30.00%	31.00%	34.12%
Loss for the year	$ (2,608,912)	$ (5,129,245)	$ (2,839,379)

Expected income tax recovery	(782,700)	(1,590,100)	(968,200)
Non-deductible expenses and other	310,200	(1,052,400)	(584,700)
Effect of foreign tax rate differences	6,900	241,500	212,000
Valuation allowance	465,600	2,401,000	1,340,900

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008	2007
Future income tax assets:
Non-capital loss carry forwards	5,206,800	5,170,500	$ 3,298,500
Capital loss carry forwards	2,550,100	1,744,200	-
Resource and capital asset expenditures	(567,900)	(427,500)	(657,500)
Share issuance costs	98,700	160,700	318,300

Future income tax assets	7,287,700	6,647,900	2,959,300
Valuation allowance	(7,287,700)	(6,647,900)	(2,959,300)

Net future income tax assets	$ -	$ -	$ -

As at December 31, 2009, the Company has non-capital losses from operations of approximately $19.0 million available for deduction against future taxable income. Non-capital losses, if not utilized, will expire through 2029. The realization

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

9.

INCOME TAXES (Continued)

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

(a)

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sole and a significant change in these rates could have an effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian soles:

	US$	Mexican Pesos	Peruvian Soles
Cash and cash equivalents	16,700	106,000	101,500
Receivables	6,500	2,639,200	282,700
Accounts payable and accrued liabilities	154,900	38,000	523,400
Net exposure	(131,700)	2,707,200	(139,200)

Based on the above net exposures as at December 31, 2009 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $2,500 in the loss from operations.  At December 31, 2009, one US dollar equaled $1.0494 Canadian dollars, one Mexican peso equaled $0.0806 Canadian dollars, and one Peruvian sole equaled $0.3944 Canadian dollars.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

11.

MANAGEMENT OF FINANCIAL RISK (Continued)

(b)

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2009 are mainly cash in savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

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

12.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Bolivia	Peru	Total
2009
Revenue	140,417	$42,951	$ -	$ -	$183,368
Loss for the year	(2,091,897)	(103,220)	(5,760)	(408,036)	(2,608,913)
Assets	5,489,492	10,524,554	-	3,256,575	19,270,621
Cash capital expenditures	-	1,341,510	-	424,409	1,765,919

2008
Revenue	372,596	88	-	-	372,684
Loss for the year	(2,691,685)	(1,695,768)	(7,942)	(733,850)	(5,129,245)
Assets	8,485,856	11,170,677	14,681	1,579,409	21,250,623
Cash capital expenditures	6,819	4,597,078	-	454,280	5,058,177

2007
Revenue	644,148	2,133	-	-	646,281
Loss for the year	(2,224,170)	(187,397)	(29,550)	(398,262)	(2,839,379)
Assets	15,502,824	8,752,970	27,141	1,535,022	25,817,957
Cash capital expenditures	45,271	3,369,531	-	583,335	3,998,137

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

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

	December 31,
	2009	2008	2007
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs under Canadian GAAP	13,398,091	11,632,343	9,566,594
Deferred property costs expensed under U.S. GAAP	(11,650,066)	(9,900,966)	(7,649,068)
Deferred property costs under U.S GAAP	1,748,025	1,731,377	1,917,526

b) Operations

Loss for the year following Canadian GAAP	(2,608,913)	(5,129,245)	(2,839,379)
Deferred property costs expensed under U.S. GAAP	(1,749,100)	(2,251,898)	(4,547,088)
Loss for the year under U.S. GAAP	(4,358,013)	(7,381,143)	(7,386,467)

c) Deficit

Closing deficit under Canadian GAAP	(21,911,659)	(19,302,746)	(14,173,501)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(11,650,066)	(9,900,966)	(7,649,068)
Closing deficit under U.S. GAAP	(33,561,725)	(29,203,712)	(21,822,569)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(1,287,876)	(2,408,992)	(720,945)
Cash property costs expensed under U.S. GAAP	(1,749,271)	(5,009,227)	(3,772,772)
Cash applied to operations under U.S. GAAP	(3,037,147)	(7,418,219)	(4,493,717)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(1,765,919)	(5,058,177)	(3,974,597)
Add cash property costs expensed under U.S. GAAP	1,749,271	5,009,227	3,772,772
Cash received (applied to) investing activities under U.S. GAAP	(16,648)	(48,950)	(201,825)

	For the years ended December 31,
f) Loss per Share	2009	2008	2007

Numerator: Loss for the year under U.S. GAAP	$ (4,401,175)	$ (7,194,994)	$ (7,386,467)
Denominator: Weighted-average number of shares outstanding	47,652,523	47,299,635	44,550,285
Basic and diluted loss per share under U.S. GAAP	(0.09)	(0.15)	(0.17)

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

14.

SUBSEQUENT EVENTS

On February 16, 2010, the Company announced that it had completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000.  Each unit consists of one common share (“Share”) and one non-transferable common share purchase warrant (“Warrant”) to purchase another share for $1.75 which expires on February 16, 2012.  If, after the expiry of all Canadian resale restrictions, the closing price of Esperanza’s common shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive days, the Company may accelerate the expiry of the Warrants, to 21 trading days after giving notice thereof.  All Shares, Warrants and any Shares issued upon exercise of the Warrants, are subject to a regulatory hold period expiring on June 17, 2010.  Finder’s fees were payable in cash to Haywood Securities Inc. ($22,981), Global Resource Investments Inc. ($193,750) and Lincoln Peck Financial Inc. ($6,250) in consideration of their efforts in locating investors.  On March 4, 2010, the Company completed a second private placement of 500,000 units with the same terms as the first private placement, for total proceeds of $625,000.  The 500,000 non-transferable common share purchase warrants issued as part of this private placement expire on March 4, 2012.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA SILVER CORPORATION

Date: April 29, 2010	By: /s/ William J. Pincus

WILLIAM J. PINCUS
Chief Executive Officer

#