Form 20-F
period 2010-12-31
ESPERANZA RESOURCES CORP
filed 2011-06-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission File Number:

0-50824

ESPERANZA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 56,767,221

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   _X_

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

Yes     No   X     N/A

Index to Exhibits on Page 80

ESPERANZA RESOURCES CORP.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Esperanza Resources Corp (formerly Esperanza Silver Corporation) (“Esperanza”, the “Company” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as “International Mahogany Corp.”

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

On July 19, 2010, the Company changed its name to Esperanza Resources Corp.

BUSINESS OF ESPERANZA RESOURCES CORP.

Esperanza Resources Corp. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 06/14/2011 the names of the Directors of the Issuer.

Table No. 1

Directors

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	57	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	58	December 14, 1999

Steve Ristorcelli (1)(2)(3)(6)	54	June 2, 2005
George Elliott (1)(8)(2) (3) (7)	68	August 29, 2008

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

Suite 680 – 1580 Lincoln Avenue, Denver, Colorado,   80203-1501

(5)

Suite 1028-550 Burrard Street, Vancouver, BC V6C 2B5

(6)

393 Fricke Ct., Gardenville, NV 89460

(7)

57 Joicey Blvd., Toronto, ON M5M 2T2

1.A.2.  Senior Management

Table No. 2 lists, as of 06/14/2011, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	57	September 30, 2002
Kim Casswell, Corporate Secretary	54	April 2, 2004
William Bond, Vice President, Exploration	60	August 1, 2003
David L. Miles, Chief Financial Officer	60	June 10, 2004
J Stevens Zuker, Senior Vice-President	57	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	53	January 22, 2007

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

Mr. Barros’s business functions as Vice President, Chief Geologist include responsibility for assisting the President.

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

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2010/2009/2008 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

CANADIAN GAAP	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06

Revenue	$Nil	$Nil	$ Nil	$ Nil	$ Nil
Income (Loss) for the Period	($3,727)	($2,609)	($5,129)	($2,839)	($1,573)
Basic Income (Loss) Per Share	($0.07)	($0.05)	($0.11)	($0.06)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000)	52,420	47,653	47,300	44,550	36,716
Period-end Shares	56,767	47,935	47,522	46,327	40,007

Working Capital	$10,034	$5,598	$9,352	$15,037	$ 5,091
Mineral Properties	$15,594	$13,363	$11,632	$ 9,567	$ 4,848
Long-Term Debt	$Nil	$Nil	Nil	$Nil	Nil
Capital Stock	$45,137	$34,961	$34,612	$34,013	$18,012
Shareholders’ Equity	$28,566	$19,010	$21,061	$24,742	$ 9,985
Total Assets	$29,029	$19,271	$21,251	$25,818	$10,210

US GAAP
Net Loss	($5,959)	($4,335)	($7,369)	($7,386)	($3,641)
Loss Per Share	($0.11)	($0.09)	($0.16)	($0.18)	($0.10)
Mineral Properties	$1,747	$1,748	$1,731	$ 1,918	$ 1,746
Shareholders’ Equity	$14,719	$7,395	$11,172	$17,093	$ 6,883
Total Assets	$15,182	$7,655	$11,361	$18,169	$ 7,108

(1)

Cumulative Net Loss since incorporation through 12/31/2010 under US GAAP was ($39,486).

(2)

a)

Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

b)

Under SEC interpretation of US GAAP, all exploration costs related to exploration-stage properties are expensed in the period incurred.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2011	0.97	0.98	0.95	0.98
April 2011	0.96	0.97	0.95	0.95
March 2011	0.98	0.99	0.97	0.97
February 2011	0.99	1.00	0.97	0.97
January 2011	0.99	1.00	0.99	1.00
December 2010	1.01	1.02	1.00	1.00
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99
Fiscal Year Ended 12/31/2006	1.13	1.18	1.09	1.17

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2010.  As of 12/31/2010, the Company has cash and cash equivalents totaling $10,179,671 and short-term investments totaling $Nil. The Company has no significant debt outstanding as of 12/31/2010 and had issued and outstanding common shares of 56,767,221.

Table No. 5

Capitalization and Indebtedness

SHAREHOLDERS’ EQUITY
56,767,221 shares issued and outstanding	$45,137,136
Contributed Surplus	$9,067,990
Retained Earnings (deficit)	($25,639,112)
Net Stockholders’ Equity	$28,566,014

Stock Options Outstanding (At December 31, 2010):	3,783,500
Warrants Outstanding (At December 31, 2010)):	7,320,346
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

Esperanza May Not be Granted Mining Access to Certain Claim Areas

One of the Company’s projects is near a known archeological site.  The Company has worked with the appropriate government archaeological authority to determine any impacts proposed mining operations may have.  As a result the majority of the property has been declared open for mining activity.  A small area, which will have little or no effect on exploration and proposed mining programs, is now unavailable.

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.  However, Esperanza has published a Preliminary Economic Assessment which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($39,485,847). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 3,738,000 share purchase options outstanding. If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 57,479,921 (as of June 14, 2011) to 61,217,921.

This represents an increase of 6.1% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As at 06/14/2011 there are 3,333,500 share purchase options outstanding which, if exercised, would result in an additional 3,333,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   Suite 501, 543 Granville Street

   Vancouver, British Columbia, Canada  V6C 1X8

   Telephone: (604) 685-2242

   Facsimile: (604) 688-1157.

   Website: www.esperanzasilver.com

   Email: kcasswell@seabordservices.com

The contact person is: Mr. William Pincus, President and Chief Executive Officer.

The Issuer's fiscal year ends December 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “EPZ”.

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2010, the end of the Company's most recent fiscal year, there were 56,767,221 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Esperanza Resources Corp. (Formerly Esperanza Silver Corporation) (“Esperanza” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as “International Mahogany Corp.”

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

On July 19, 2010, the Company changed its name to Esperanza Resources Corp.

Financings

The Company has financed its operations through funds raised in public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2006

Private Placement (4)

Finder’s Fee (4)

Issued for property option (1)

Issued for property option (1)

Exercise of Share Purchase Warrants (2)

Exercise of Broker Share Purchase Warrants (3)

Exercise of Share Purchase Warrants (3)

Exercise of Stock Options (5)

Exercise of Stock Options (6)

Exercise of Stock Options (7)

		1,500,000 18,300 40,000 500,000 1,742,160 496,333 1,363,984 20,000 75,000 265,000	$1,721,880 - $10,000 $1,057,812 $958,188 $322,616 $1,159,386 $11,600 $39,750 $106,000

	Exercise of Stock Options (8) Exercise of Warrants (10) Exercise of Broker Warrants (11) Exercise of Stock Options (9)	10,000 343,250 76,808 50,000	3,560 $514,875 $115,212 $37,500

Fiscal 2007

Private Placement (13)

Issued for property option (14)

Exercise of Broker Share Purchase Warrants (11)

Exercise of Share Purchase Warrants(4)

Exercise of Share Purchase Warrants(3)

Exercise of Stock Options (7)

Exercise of Stock Options (5)

Exercise of Stock Options (6)

Exercise of Stock Options (9)

Exercise of Stock Options (12)

Exercise of Stock Options (8)

		4,110,000 40,000 406,750 15,742 1,515,484 60,000 50,000 25,000 25,000 57,000 15,000	$15,001,500 $85,000 $610,125 $23,613 $1,288,160 $24,000 $29,000 $13,250 $18,750 $88,920 $5,325
Fiscal 2008	Exercise of options (7) Exercise of options (15) Exercise of options (5) Issued for property (14) Exercise of options (9)	100,000 1,000,000 10,000 45,000 40,000	$40,000 $250,000 $5,800 $56,550 $30,000
Fiscal 2009	Exercise of options (16) Exercise of options (7)	37,700 125,000	$26,016 $50,000
	Exercise of options (6)	250,000	$132,500

Fiscal 2010

Private Placement (17)

Exercise of options (8)

Exercise of options (16)

Exercise of options (18)

Exercise of options (7)

Private Placement (19)

Exercise of options (12)

Exercise of options (20)

Exercise of options (21)

Exercise of options (22)

Exercise of options (23)

Exercise of options (24)

Exercise of Share Purchase Warrants(17)

Exercise of Share Purchase Warrants (19)

Private Placement (25)

		4,000,000 5,000 437,300 152,500 300,000 500,000 110,500 75,000 41,500 10,000 10,000 21,500 42,500 200,000 2,926,900	$5,000,000 $1,777 $301,737 $106,750 $120,000 $625,000 $172,380 $48,750 $58,100 $7,300 $6,900 $30,745 $74,375 $350,000 $6,000,145

Fiscal 2011 (YTD)	Exercise of Share Purchase Warrants (17) Exercise of options (26) Exercise of options (12)	262,700 200,000 250,000	$459,725 $280,000 $390,000

(1)

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

(2)

These share purchase warrants were exercised pursuant to the private placement of 3,750,000 units at a price of $0.40 per unit.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $0.55 until December 1, 2006. If, after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $0.75 or greater for a period of 20 consecutive trading days, the Company shall provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice. A Finder’s Fee of 8% were paid in units, at a deemed price of $0.40 per unit, and in cash, to certain finders in consideration of their efforts in locating investors.  The shares and any shares issued on exercise of the Warrants are subject to restrictions on transfer for a period of four months from closing.

(3)

Exercise of Broker Warrants and Warrants pursuant to a private placement consisted of the sale of 5,660,000 units at a price of $0.60 per unit.  Each unit consisted of one common share and one-half share purchase warrant; each whole warrant entitling the holder to purchase a further share at a price of $0.85 until November 2, 2007. If, after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $1.15 or greater for a period of 20 consecutive trading days, the Company may provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice. A Finder’s Fee of 7% was paid in units, at a deemed price of $0.60 per unit to certain finders in consideration of their efforts in locating investors.  In addition, brokers received broker warrants entitling them to purchase that number of shares which is equal to 10% of the number of units sold by them. The broker warrants are exercisable at $0.65 per share and expire on May 2, 2007. The shares and any shares issued on exercise of the warrants or broker warrants are subject to restrictions on transfer for a period of four months from closing.

(4)

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

(5)

These shares were issued pursuant to the grant of incentive stock options on May 6, 2004 exercisable at $0.58 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(6)

These shares were issued pursuant to the grant of incentive stock options on September 9, 2004 exercisable at $0.53 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(7)

These shares were issued pursuant to the grant of incentive stock options on June 14, 2005 exercisable at $0.40 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(8)

These shares were issued pursuant to the grant of incentive stock options on July 5, 2006 exercisable at $0.355 per share for a period of five years to consultants of the issuer.

(9)

These shares were issued pursuant to the grant of incentive stock options on September 1, 2003 exercisable at $0.75 per share for a period of five years to an officer and certain consultants of the issuer.

(10)

These shares were issued pursuant to the exercise of warrants pursuant to the private placement described in (4) above.

(11)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (4) above.

(12)

These shares were issued pursuant to the grant of incentive stock options on May 18, 2006 exercisable at $1.56 per share for a period of five years to directors, officers and consultants of the issuer.

(13)

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

(14)

The Issuer entered into an agreement with Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V. to acquire a four year option on 7 gold and silver exploration properties in Mexico.

(15)

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

(17)

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

(19)

This private placement consisted of the sale of 500,000 units.  Each unit consisted of one common share and one common share purchase warrant.  The warrants are exercisable for a period of two years at a price of $1.75 per share.

(20)

These shares were issued pursuant to the grant of incentive stock options on September 23, 2005 exercisable at $0.65 per share for a period of five years to an officer of the Issuer.

(21)

These shares were issued pursuant to the grant of incentive stock options on February 8, 2008 exercisable at $1.40 per share for a period of five years to directors, officers, employees and consultants of the Issuer.

(22)

These shares were issued pursuant to the grant of incentive stock options on August 20, 2008 exercisable at $0.73 per share for a period of five years to an employee of the Issuer.

(23)

These shares were issued pursuant to the grant of incentive stock options on October 6, 2008 exercisable at $0.69 per share for a period of five years to a director of the Issuer.

(24)

These shares were issued pursuant to the grant of incentive stock options on June 8, 2010 exercisable at $1.43 per share for a period of five years to directors, officers, employees and consultants of the Issuer.

(25)

This private placement consisted of the sale of 2,926,900 units. – at a price of $2.05 per unit.  Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional share at $2.75 per share until February 16, 2012.  If the closing price of the Company’s shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive trading days, the Company may accelerate the expiry of the warrants, to 21 days after giving notice thereof.

(26)

These shares were issued pursuant to the grant of incentive stock options on February 27, 2008 exercisable at $1.40 per share for a period of three years to a consulting company of the Issuer.

Capital Expenditures

Fiscal Year

Fiscal 2006	$ 26,039
Fiscal 2007	$138,975
Fiscal 2008	$9,794
Fiscal 2009	-
Fiscal 2010	$30,214

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

On April 8, 2003, the Issuer announced that it had reached an agreement to acquire the Esperanza (later renamed Cerro Jumil) silver/gold exploration project from Recursos Cruz del Sur, S.A. de C.V., an unrelated private company. On May 16, 2003, the Issuer announced that it had entered into a formal option agreement to acquire the interest in this property.

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

On March 29, 2005 the Issuer announced the formation of a joint-venture with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.  Under the terms of the joint-venture agreement Silver Standard will contribute US$300,000 and the Issuer will contribute US$200,000 during the first two years of the venture.  These funds will be used for the identification and acquisition of new properties.  The Issuer and Silver Standard will have an equal 50/50 interest on any prospect acquired however Silver Standard has the right to increase its ownership to 55% by spending the next US$500,000 and it will also have the right to finance any prospect to production allowing it to increase its interest to 80%. The prospecting joint-venture expired on March 28, 2007. Notwithstanding this the San Luis project was discovered during this period and is the subject of a separate joint-venture described below.

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

On May 10, 2007 the Company announced that it had concluded an agreement with Canadian Shield Resources Inc. (now Estrella Gold Corporation) concerning the Pucarana project in Peru. Esperanza has the right to earn a 60% interest in the Pucarana mining concessions by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the" Effective Date"), and by making payments of US$80,000 to the Company's 90% owned subsidiary, Gallant Minerals Peru Ltd. S.A. ("Estrella Gold Subco"). US$30,000 was paid upon signing the agreement.

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

In March of 2011 Esperanza reached an agreement, subject to regulatory approvals to sell its minority interest in the San Luis project to Silver Standard Resources Inc., (“SSRI”) the majority owner and operator of San Luis.  The transaction has been approved by the Boards of Directors of both companies and has been approved by Esperanza’s shareholders.  The Company will receive a payment of $17 million the return of 6,459,600 Esperanza shares owned by SSRI and a one percent royalty on all production from the property.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2010

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.  The Issuer has raised $11,625,145 in gross proceeds from three private placements and an additional $1,278,812 from the exercise of share purchase options and warrants in 2010 and does not anticipate that it will raise any additional funds in 2011.

The Issuer had a working capital balance of $10,034,042 at 12/31/2010.

Use of Funds for Fiscal 2011

During Fiscal 2010 the Issuer expended $2,737,136 excluding stock based compensation on general/administrative expenses including property evaluation costs prior to acquisition, and estimates that it will expend $1,420,000 during Fiscal 2011 on administration and $4,980,000 on exploration and development.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2010, 12/31/2009, 12/31/2008, 12/31/2007 and 12/31/2006 the Issuer’s assets were located in North America Mexico; Peru and Bolivia.

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

The Issuer has wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V.), Peru (Esperanza Silver Peru S.A.C.), British Virgin Islands (Esperanza Exploration (BVI) Inc., Esperanza Minerals (BVI) Inc. and Esperanza Resources (BVI) Inc., and Colorado (Esperanza Services, Inc.).

The Company also holds a 36.4% interest in Global Minerals Ltd.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 4,200 sq. ft., shared by seven other companies at 543 Granville Street, Suite 501, Vancouver, British Columbia CANADA V6C 1X8.  The Issuer began occupying these facilities on May 1, 2011.

The Issuer’s mineral properties are located in the following areas:

The San Luis, Pucarana, Abra Roja, Sayrirosa, Colqui Orcco, Cori Rumi, Sante Fe, Guadelupe and Utcucocha projects are located in Peru. The Cerro Jumil (formerly La Esperanza), Biricu and Providencia projects are located in Mexico.

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

1. The San Luis Property

The San Luis property contains proven and probable reserves of 503,000 tonnes at an average grade of 17.9 grams gold per tonne and 446 grams silver per tonne. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is currently held in a joint-venture with Silver Standard Resources Inc. The respective ownership is Esperanza with 30% and Silver Standard with 70%. It is comprised of 36 mineral concessions covering an area of approximately 25,038 hectares. In order to maintain the rights to these concessions in good standing an annual fee in respect to each concession must be paid to the government of Peru. The following table contains a list of the concessions:

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

2007 Activities

During 2007 operatorship of the project was transferred to Silver Standard Resources Inc. under the terms of the joint venture agreement. An additional 133 diamond core drill holes were completed for a grand total of 161 drill-holes totaling approximately 27,000 meters. The bulk of the drilling was completed on the Ayelén and Inés veins.

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

2010 Activities

On June 28, 2010 the Company announced the results of a feasibility study that it had received from Silver Standard concerning the San Luis property. As presented by Silver Standard and using metal prices for gold and silver at $1170 and $18 respectively, the property showed a 58% internal rate of return over the life of the reserves.

On Nov 15, 2010 the joint-venture partners began a meeting to review the feasibilty study and make a production decision.

2011 Activities

On March 1, 2011 the Company announced that it had signed a letter of intent with Silver Standard Resources Inc. to sell its remaining interest in the property to Silver Standard. Under the terms of the letter Silver Standard will make a cash payment of $17 million, return approximately 6.5 million Esperanza shares which they own for cancellation and pay a 1 percent net smelter return royalty on all production. The transaction is expected to close in the second quarter of 2011.

2. The Cerro Jumil Property

The Cerro Jumil Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cerro Jumil Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is owned 100% by Esperanza.

The property was acquired from Recursos Cruz del Sur S.A. de C.V., (Recursos or the “vendor”) an unrelated Mexican corporation.  Esperanza entered into an option agreement whereby it could acquire a 100 percent ownership interest subject to a 3 percent Net Smelter Return Royalty by making payments totaling US $105,000, issuing 170,000 shares over 4 years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $225,000 in expenditures in the initial two years.

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

Location

The property, centered at 18O46’N, 99O16’W, is located 80 kilometres south of Mexico City, and 12 kilometres from Cuernavaca in the State of Morelos.

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

In 1998 Teck completed four diamond drill holes totaling 822 metres. Teck returned the property to Recursos in 1998.

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

*SEZ: Southeast Zone

 LCZ: Las Calabazas Zone

 WZ:  West Zone

** Gold-equivalent values are based upon prices of US$ 700/oz gold and US$ 12.50/oz silver, and an Ag:Au metal recovery ratio of 0.62.

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

2009 Activities

The Company completed a Preliminary Economic Assessment of the project incorporating the results of the resource estimate, preliminary metallurgical test work, a preliminary mine design and initial operating and capital cost estimates. The results of the PEA are summarized in the tables below:

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

2010 Activities

During 2010 the Company completed a drilling program of approximately 10,000 neters. On September 16 it announced an updated Resource estimate. The newly calculated independent estimate includes 935,000 gold equivalent ounces in the measured and indicated categories and 233,000 gold equivalent ounces in the inferred category. Esperanza is now seeking drill permits for new exploration adjacent to the defined resource zones to test for extensions of mineralization.

Cerro Jumil Resource Estimate September 2010
Category	Tonnes (000)	Au g/t	Ag g/t	Au Eq* g/t	Au oz (000)	Ag oz (000)	Au Eq* oz (000)
Measured	10,111	0.87	0.9	0.88	282	296	285
Indicated	24,295	0.81	2.1	0.83	630	1,655	649
M&I Total	34,406	0.83	1.8	0.85	913	1,951	935

Inferred	8,596	0.83	6.9	0.84	230	1,904	233
*Gold equivalent (AuEq) values are based upon an Ag:Au price ratio of 56:1, and an Ag:Au metal recovery ratio of 0.62. Totals may not sum to 100% due to rounding.

The Cerro Jumil geologic and resource models were based upon an independent field review of the property as well as checks on and assessment of the drilling data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized and skarn altered zones. The modeling procedures, grade estimation parameters, and resulting mineral resource estimate and classification were based upon 1) 32,244 total meters of drilling in 177 drill holes, 2) a three-dimensional geologically constrained grade block model, 3) drill hole defined grade continuity verified through variogram analysis, 4) capping of assay grades over 10 grams/tonne gold and 125 grams/tonne silver, 5) a gold equivalent cutoff grade of 0.3 grams/tonne, and 6) gold grade estimation by ordinary kriging and silver grade estimation by inverse distance interpolation. The independent resource estimate complies with N.I. 43-101 and Canadian Institute of Mining (CIM) guidelines for reporting mineral resources. Dean Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate. The Qualified Person (QP), as defined by Canadian National Instrument 43-101, for the Cerro Jumil project is William Bond, VP Exploration of Esperanza.

The Company also began pilot-scale metallurgical testing. The tests are on-going. The Company in collaboration with the Mexican National Institute of Archeology and History (the government entity with jurisdiction over archeological matters) conducted a detailed review of the Cerro Jumil project area. Certain areas were identified for follow-up excavation and salvage.

2011 Activities

During 2011 the Company plans to continue activities to advance the project towards feasibility level engineering. Specific activities include continued drilling, metallurgical testing, geotechnical testing and other complementary technical studies. The Company will also complete the required archeological excavation and salvage program. This is anticipated to take four months and cost approximately $100,000.

3. Other Exploration Properties

The Company also maintains a portfolio of other early-stage exploration projects.

Continuing or new properties consist of: Pucarana, Abra Roja, Sayrirosa, Colqui Orcco, Cori Rumi, Cangalle, Sante Fe, Guadalupe and Utcucocha in Peru. Its exploration property position in Mexico consists of Biricu and Gallos Blancos. The Providencia property in Mexico was abandoned.

On Dec 30, 2010 the Company reached an agreement with Votorantim Metais – Cajamarquilla S.A.to provide Votorantim a purchase-option for Esperanza’s Guadalupe property in Peru. Under the terms of the agreement, Votorantim must spend $1.85 million over the four year option period. To exercise the option Votorantim must pay $2 million. Esperanza will retain a 2.5 percent net smelter return royalty on all production from the property.

The Pucarana property is subject to an option agreement. In May 2007, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Estrella Gold’s Pucarana Gold Property (“Pucarana”), located in southern Peru. Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary). Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date. Esperanza must also make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.

The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza. Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a prorated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses. In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000. If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold. The Company has not received a drill permit at this time and accordingly the Effective Date of the agreement has not been determined.

On March 22, 2011 the Company received the drilling permit for Pucurana. The Company intends to begin an initial drilling campaign in the first half of 2011.

Properties abandoned in 2008 include:

Camparuri, Maray, Cerro Collpa and Flor de Loto in Peru.

Buenavista, Campana, Coronado, Sabinal, Sabinas, San Isidro, Tepalcateño, Catedrales, Mesa Galindo, Fortuna and Sabinal in Mexico.

Atocha in Bolivia.

In 2009 the Company abandoned the Cori Jirca project in Peru.

In 2010 the company abandoned the Providencia property in Mexico.

Appropriate charges have been taken and are described in the accompanying financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2010 and 2009

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at June 14, 2011 and should be read in conjunction with the audited annual consolidated financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the years ended December 31, 2010 and 2009 and the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico. In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia. The Company continues to identify and explore new precious metal projects in Mexico and Peru. Additional information is available at the Company’s website at www.epzresources.com.  On July 19, 2010 Esperanza changed its name from Esperanza Resources Corp. to Esperanza Resources Corp.

EXPLORATION REVIEW

Cerro Jumil, Mexico

The Company completed the drilling program which began in the fourth quarter of 2009.  On September 16, 2010 the Company announced an updated resource estimate in accordance with the requirements of National Instrument 43-101.  Additionally the Company has shipped a 15 tonne sample of mineralized material for pilot-scale metallurgical testing and environmental characterization which is now being finalized.  Subsequent to the end of the year the Company has made the decision to update the 2009 Preliminary Economic Assessment of the Cerro Jumil project by incorporating the 2010 resource estimate and latest metallurgical data. Also subsequent to the year-end the Company received agreement from the competent archeological authorities in Mexico to allow mining activity in the Cerro Jumil project area subject to a 2011 program to excavate and salvage minor sites that had previously been identified.  That program is underway.  In April of 2011 the Company began a new drill program to test additional areas adjacent to the known resource and to upgrade known inferred resources to the measured and indicated category.

San Luis Project, Peru

The property is currently held 70% by Silver Standard Resources Inc. (“Silver Standard”) and 30% by the Company.  On March 26, 2007, Silver Standard elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study.  Silver Standard also became the operator of the project.  On May 10, 2010, a feasibility study was presented by Silver Standard to Esperanza. The Company has conducted an assessment of that study.  During October of 2010, subsequent to the end of the third quarter, a completed Environmental Impact Statement was submitted to Peruvian authorities for approval.

Esperanza and Silver Standard began a joint venture meeting on November 15, 2010 to review the San Luis Joint Venture feasibility study.  The parties reviewed and discussed the study at some length but had not concluded the meeting by year-end.

Subsequent to the year end Esperanza and Silver Standard signed a Letter of Intent for Silver Standard to purchase Esperanza’s interest in the property, subject to regulatory approvals for $17 million in cash, the return and cancellation of the approximately 6.5 million Esperanza shares owned by Silver Standard and a 1 percent net smelter return royalty on all production from the property. The transaction is expected to close in the second quarter of 2011.  In June 2011 Esperanza’s shareholders approved the sale.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Estrella Gold Corporation (formerly Canadian Shield Resources Inc.) Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.  The expenditure commitments are contingent upon Esperanza receiving exploration and drilling permits.

Esperanza has completed a first phase of trenching and sampling over potential mineral zones.  The Company has now reached an agreement with the Chilcaymarca Community for drilling activity and a drill program began on the project in April of 2011.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three properties totaling 44,333 hectares in the Guerrero-Morelos gold belt. All properties are early-stage exploration with work focusing on the definition of new drill targets. In Peru the Company controls 11 projects totaling 16,670 hectares. The Company has signed an agreement with the local land owners at its Colqui Orcco project in Peru and has received all necessary permits. In March of 2011 site preparation began for a first round of exploration drilling. Drilling began in May 2011.

Investment in Global Minerals Ltd.

In October and November 2010, Esperanza made a strategic investment of approximately $2.9 Million in Global Minerals Ltd. (“Global”).  Global’s primary asset is the Strieborna silver-copper deposit in Slovakia.  This is an advanced stage exploration project.  Esperanza now owns 23,493,233 Global shares and 2,079,950 Global common share purchase warrants with an exercise price of $0.55.  The warrants expire November 22, 2012.  The Company’s investment represents a 35% interest in Global.

RESULTS OF OPERATIONS

Year Ended December 31, 2010

The Company recorded a loss of $3,727,453 (2009 - $2,608,913) for the year ended December 31, 2010.  The loss for 2010 was higher due to higher costs for: stock-based compensation, exploration, accounting and legal and investor relations.  The loss was also higher due to lower interest earned due to lower interest rates on invested cash balances.  Exploration costs were higher due to more regional reconnaissance work in Peru and Mexico than in the prior year.  Investor relations costs were higher due to an increased activity level in activity and costs for advertising, investor conferences, consultants and management’s time.  The higher costs were partially offset by a favourable exchange variance.  The exchange variance was favourable because in 2009 the Mexican peso declined in value against the Canadian dollar which resulted in an exchange loss.  However, in 2010 the Mexican peso was stable compared to the Canadian dollar as were the Peruvian sol and the US dollar with the result that Esperanza did not incur a significant exchange loss in 2010.

Liquidity and Capital Resources - 2010

The Company started 2010 with working capital of $5,598,144 and had working capital of $10,034,042 at December 31, 2010.  The increase in working capital was from funds received from three private placements and stock option and warrant exercises.  This was partially offset by cash used in operations, cash invested in mineral properties and an equity investment in Global Minerals.  Working capital includes a receivable from the Mexican government for value added tax in the amount of approximately $179,000.  The Company is in the process of filing claims for this amount and expects that the full amount will be recoverable.  The Company has also announced it has reached an agreement with Silver Standard, subject to regulatory approvals to sell its interest in the San Luis joint venture.  That sale includes a cash component of $17,000,000 which will provide additional capital resources for exploration and development in 2011 and beyond.  Esperanza has sufficient working capital to fund its exploration and administrative expenditures for the next twelve months.

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

Liquidity and Capital Resources - 2009

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

Liquidity and Capital Resources - 2008

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

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company paid $196,800 (2009 - $190,800) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At December 31, 2010, the Company was indebted to Seabord in the amount of $2,480 (2009 - $Nil).  At December 31, 2010, Esperanza had a deposit for future services with Seabord amounting to $10,000 which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

MANAGEMENT COMPENSATION

During the year ended December 31, 2010, Esperanza recorded the following amounts as salaries to senior management: Bill Pincus, President - $153,722, Steve Zuker, Vice-President - $112,729, Bill Bond, Vice-President - $112,729 and Paul Bartos, Vice-President - $112,729.  The Company also accrued a bonus for these officers in the following amounts: Bill Pincus - $50,010 and $25,005 for each of the three Vice-Presidents.  David Miles, the chief financial officer and Kim Casswell, the corporate secretary, are employees of Seabord and received no management compensation directly from Esperanza.  Esperanza’s directors who are not part of management are paid directors’ fees.  For the year ended December 31, 2010 directors’ fees were accrued or paid in the following amounts to: George Elliott - $25,500, Brian Bayley - $25,000, Mike Halvorson - $9,863, Steve Ristorcelli - $25,448 and Geoff Chater - $13,795.

QUARTERLY INFORMATION

	2010	2010	2010	2010
Quarter Ended	Dec. 31	Sept. 30	June 30	Mar. 31
Operating expenses	$ 806,961	$ 587,169	$ 1,712,238	$634,512
Loss for the period	(835,883)	(567,010)	(1,700,785)	(623,775)
Loss per share (basic and diluted)	(0.02)	(0.01)	(0.03)	(0.01)

	2009	2009	2009	2009
Quarter Ended	Dec. 31	Sept. 30	June 30	Mar. 31
Operating expenditures	$ 692,211	$ 575,412	$ 905,915	$575,581
Loss for the period	(678,337)	(562,378)	(854,657)	(513,541)
Loss per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.01)

2010

For the quarter ended December 31, 2010 the loss was higher than in the prior quarter due to higher costs for exploration and investor relations and due to mineral property write-offs.

For the quarter ended September 30, 2010 the loss was lower than for the prior quarter mainly due to lower stock-based compensation expense.

For the quarter ended June 30, 2010 operating expenses and the net loss were higher than for the previous quarter due mainly to higher stock-based compensation.

For the quarter ended March 31, 2010 both operating expenses and the loss for the quarter were lower than for the prior quarter.  These items were lower in 2010 mainly due to a management bonus for Denver staff which was accrued for the December 31, 2009 quarter whereas there was no comparable amount recorded in the quarter ending March 31, 2010.

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

SELECTED ANNUAL FINANCIAL INFORMATION

	December 31,	December 31,	December 31,
	2010	2009	2008
Operating Expenses	$ 3,740,880	$ 2,749,119	$ 3,265,610
Net Loss	(3,727,453)	(2,608,913)	(5,129,245)
Loss per Share – Basis and Diluted	(0.07)	(0.05)	(0.11)
Capitalized Minerals Property Costs	2,215,077	1,765,919	5,048,383
Total Assets	29,029,021	19,270,621	21,250,623

Cash Flows (Used In):
Operating	$(2,532,863)	$(1,287,876)	$ (2,408,992)
Investing	(5,151,256)	(1,765,919)	(5,058,177)
Financing	12,279,237	208,516	325,800
Net Increase (Decrease) in Cash	$ 4,595,118	$(2,845,279)	$(7,141,369)

2010

For 2010, Esperanza had a higher net loss due to higher costs for: stock-based compensation, exploration, accounting and legal and investor relations.  The loss was also higher due to lower interest earned due to lower interest rates on invested cash balances.  Exploration costs were higher due to more regional reconnaissance work in Peru and Mexico than in the prior year.  Investor relations costs were higher due to an increased activity level in activity and costs for advertising, investor conferences, consultants and management’s time.  These higher costs were partially offset by a favourable exchange variance from the prior year, mainly because the value of the Mexican peso was less volatile compared to the Canadian dollar in 2010 than in 2009.

Cash used in investing activities was higher than for 2009 due to the investment in Global Minerals and due to a higher level of expenditure on the Cerro Jumil property in 2010.  Cash proceeds from financing activities were much greater than in 2009 due to the three private placements completed during the year and also due to option and warrant exercises.

2009

In 2009, Esperanza had lower operating expenses due to lower stock-based compensation partially offset by higher general exploration expenses and a higher foreign exchange loss.  Stock-based compensation was lower because the value per option granted in 2009 was considerably less than in 2009 due to lower stock prices.  Exploration costs were higher in 2009 because the Company was spending more time generating new projects whereas in the prior year the Company had a significant number of projects that it was already exploring and was spending less on searching for new projects.  Foreign exchange was higher in 2009 due to the decline in the value of the Mexican peso during the year which resulted in an exchange loss on translation of Esperanza’s Mexican assets.  The net loss was significantly lower in 2009 due to the lower operating expenses as noted above plus in 2008 there was a significant write-off of capitalized mineral property costs as a result of abandoning a number of exploration properties in Mexico and Peru.

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

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements which may impact the Company in the future are as follows:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  The section applies prospectively to business combinations occurring in years beginning on or after January 1, 2011, unless earlier adopted.

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

Convergence with International Financial Reporting Standards (“IFRS”)

The Company has completed the following steps which are subject to review by the Company’s auditors and possible amendment thereafter:

•

Determined the functional currencies for each of its reporting entities

•

Determined its IFRS accounting policies

•

Chosen which of the optional exemptions that it will take on the initial transition to IFRS

•

Determined that only minor changes to internal controls and disclosure controls will be required in order implement IFRS.

•

Drafted a transition balance sheet as at January 1, 2010

•

Completed bulleted draft note disclosures for its first interim report under IFRS

•

Decided to expense exploration and evaluation costs under IFRS and will therefore have a transition date balance sheet adjustment which will significantly decrease the dollar amount capitalized for mineral properties with an offsetting increase to the deficit.

Below are some specific comments on the more significant IFRS standards which impact the Company:

a)

Business Combinations

The Company has not had any recent business combinations and did not do a detailed review of all historical business combinations to determine if there were any adjustments required on the transition to IFRS.  Therefore Esperanza has decided to take the IFRS 1 election regarding business combinations, and not restate any combinations prior to the transition date.

b)

Exploration for and Evaluation of Mineral Resources

Esperanza has decided to change its policy with respect to exploration and evaluation expenses on its transition to IFRS.  The Company will expense its exploration and evaluation costs under IFRS and only capitalize acquisition costs.  This treatment will result in a significant reduction to capitalized mineral property costs on the balance sheet with an offsetting increase in the deficit.  Under IFRS impairment testing of these assets is more rigorous than under GAAP.  However, there is less likelihood that impairment will occur because Esperanza is only going to capitalize mineral property acquisition costs.

c)

The Effects of Changes in Foreign Exchange Rates

The Company has determined that its functional currency and the functional currency of all of its subsidiary companies is the Canadian dollar.  As a result, translation gains and losses for these subsidiaries will be reported in the income statement as they currently are under GAAP and therefore there will be no adjustment to the transition date balance sheet.  This is a key determination and if the functional currency of the foreign subsidiaries was their local currency instead of the Canadian dollar, then the translation gains or losses would be reported as part of other comprehensive income.

d)

Property, Plant and Equipment

For IFRS the Company will carry its equipment at cost, less accumulated depreciation and accumulated impairment losses.  This is the same treatment as it is currently using under GAAP.  The Company will have to break out its equipment into more detailed categories as prescribed under IFRS.  However, Esperanza’s equipment assets consist mainly of vehicles, office items and computers and none of these assets requires componentization and accordingly this reduces the amount of work involved in the transition to IFRS.

e)

Financial Instruments

Aside from cash, receivables and accounts payable, the Company has an equity investment in the common shares of Global Minerals.  The Company has recorded this investment at cost adjusted for any changes in the net assets of Global Minerals.  The accounting treatment under IFRS is the same as for GAAP and there is no transition date adjustment.

f)

Future Income Taxes

Under GAAP Esperanza has not recognized any future income tax liability on its balance sheet.  All future income tax assets have been offset by a valuation allowance.  Although there are differences between GAAP and IFRS regarding the treatment of future income taxes, none of these differences impact Esperanza and therefore no transition date adjustments are required.

g)

Share-Based Payments

The Company uses the Black-Scholes option pricing model to value its stock option grants and this procedure complies with the IFRS standard as well.  There are differences between GAAP and IFRS in how awards are valued for both employees and non-employees, however there is a transitional provision under IFRS 2 – Share-base Payment that restricts the application of this IFRS standard on the transition date to options that have not yet vested.  In Esperanza’s case all outstanding stock options had vested at the transition date and therefore there is no IFRS adjustment required for Esperanza’s share-based payments.

Internal Controls Over Financial Reporting and Disclosure Controls

After selecting its accounting policies under IFRS, The Company has determined that the differences from GAAP are not significant enough to require major changes to internal controls over financial reporting and disclosure controls.  The change in standards will mainly impact the collection and reporting of information at the head office level.  The Company expects that it will have to add some additional general ledger accounts to capture some information at a more detailed level and also to amend worksheet calculations to comply with the new IFRS standards, mainly in terms of providing more detail for the notes to the financial statements.  The Company will also have to amend its quarterly checklists for financial statement preparation and disclosure to ensure that all of the differences under IFRS are monitored and reported correctly.  These changes are important and are being addressed but do not require a significant effort.

Financial Reporting Expertise

The Company has been training staff in IFRS through courses, work with consultants and through working directly on the conversion project.  Training is on-going but the Company expects that the staff directly involved in the preparation of IFRS financial statements will have sufficient expertise and will have adequate supervision in order to comply with these new financial reporting standards for the first quarter of 2011.

Information Technology (“IT”) Systems

Esperanza has determined that some changes to its head office general ledger system will be required in order to capture sufficient information to report under IFRS.  In addition some spreadsheet working papers which support general ledger journal entries or which support financial note disclosures will have to be modified to ensure compliance with IFRS.  However, these changes are not complex and Esperanza does not expect that any outside resource will be required to complete them and that these changes can be accommodated in the normal quarterly workflow.

The Company expects to meet its IFRS reporting requirements for its first quarterly report in 2011.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study.   Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

One of the Company’s projects is near a known archeological site.  The Company has worked with the appropriate government archeological authority to determine any impacts proposed mining operations may have. As a result the majority of the property has been declared open for mining activity. A small area, which will have little or no effect on exploration and proposed mining programs, is now unavailable.

Esperanza is currently earning an interest in one of its properties through an option agreement and acquisition of title to the property is only completed when the option conditions have been met.  These conditions generally include making property payments and incurring exploration expenditures on the properties.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk.  Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations.  Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

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

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

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

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

There are 57,479,921 common shares issued and outstanding.  There are also 3,738,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option.  All of the outstanding options have vested.  The Company has 7,057,646 common share purchase warrants outstanding with exercise prices of $1.75 per and $2.75 per warrant.  These warrants expire from February 16, 2012 through December 22, 2012.

5.E

Off-Balance Sheet Arrangements

The Company has no Off-Sheet Balance Arrangements.

5.F

Tabular Disclosure of Contractual Obligations

The Company has the following Contractual Obligation:

	Total	Less Than 1 Year	2-3 Years	3-5 Years
Denver Office Lease	$114,000	$71,800	$42,200	$ -

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

06/14/2011

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	57	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	58	December 14, 1999

Steve Ristorcelli (1)(2)(3)	Director	54	June 2, 2005
George Elliott (1)(2)(3)	Director	68	August 29, 2009

J. Stevens Zuker	Senior Vice President	57	September 23, 2005
David L. Miles	Chief Financial Officer	60	June 10, 2004
Kim Casswell	Corporate Secretary	54	April 2, 2004
William Bond	V. P. Exploration	59	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	52	January 22, 2007

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

William Pincus (President, CEO and Director)

Mr. Pincus has over 30 years of industry experience. He holds the designation of Certified Professional Geologist. Most recently he was the Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively. Mr. Pincus is a Certified Professional Geologist by the American Institute of Professional Geologists.

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

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Resources Corp., all of which are listed on the TSX Venture Exchange.  He subsequently resigned as CFO of Sanu in 2007 and Eurasian in 2008 and has become CFO of Colombian Mines Corporation (2006) Nevgold Resource Corp. (2008), Lara Exploration Ltd. (2009), and Inca Pacific Resources Inc. (2010).  All of these companies are listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2010 ended 12/31/2010 was $716,434 paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the Senior VP Exploration, Paul Bartos, VP, Chief Geologist and Kim Casswell, Corporate Secretary of the Issuer. William Pincus, J. Stevens Zuker, William Bond and Paul Bartos became employees effective November 1, 2007 and accordingly two months of their annual remuneration was earned as salary.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2010 2009 2008	153,722 171,352 159,975	50,010 52,470 50,233	Nil Nil Nil	300,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Michael (1) Halvorson, Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	9,863 20,000 22,875	75,000 50,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	25,000 20,000 24,375	75,000 50,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	25,342 22,500 23,000	75,000 50,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

George (2) Elliott, Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	25,500 22,000 6,750	75,000 50,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Geoffrey (3) Chater, Director (1)(3)	2010 2009 2008	Nil N/A N/A	Nil N/A N/A	13,795 N/A N/A	100,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

William Bond, V.P. Exploration	2010 2009 2008	112,729 125,658 117,315	25,005 26,235 25,116	Nil Nil Nil	150,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kim Casswell,(4) Corporate Secretary	2010 2009 2008	Nil Nil Nil	Nil Nil 1,500	Nil Nil 16,231	45,000 42,100 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David L.(4) Miles Chief Financial Officer	2010 2009 2008	Nil Nil Nil	Nil Nil 4,000	Nil Nil 47,927	45,000 43,200 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

J. Stevens Zuker Senior Vice President	2010 2009 2008	112,729 125,658 117,315	25,005 26,235 25,116	Nil Nil Nil	150,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Paul Bartos Vice President, Chief Geologist (4)	2010 2009 2008	112,729 125,658 117,315	25,005 26,235 25,116	Nil Nil Nil	200,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Halvorson ceased to be a director on June 8, 2010.

(2)

Mr. Elliott was elected to the board of directors on August 29, 2008

(3)

Mr. Chater was elected as a director on June 8, 2010 but did not stand for re-election at the Annual General Meeting of shareholders held on June 8, 2011.

(4)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp. (“Seabord”), Ms. Casswell’s and Mr. Miles’s remuneration is paid by Seabord.

Table No. 7

Stock Option Grants in Fiscal 2010 Ended 12/31/2010

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	300,000	20.00%	$1.43	06/08/2010	06/08/2015	$1.43

Brian Bayley	75,000	5.00%	$1.43	06/08/2010	06/08/2015	$1.43

Steven Ristorcelli	75,000	5.00%	$1.43	06/08/2010	06/08/2015	$1.43

George Elliott	75,000	5.00%	$1.43	06/08/2010	06/08/2015	$1.43

Geoffrey Chater	100,000	6.67%	$1.53	04/08/2010	04/08/2015	$1.53

William Bond	150,000	10.00%	$1.43	06/08/2010	06/08/2015	$1.43

Paul Bartos	200,000	13.33%	$1.43	06/08/2010	06/08/2015	$1.43

Kim Casswell	45,000	3.00%	$1.43	06/08/2010	06/08/2015	$1.43

David Miles	45,000	3.00%	$1.43	06/08/2010	06/08/2015	$1.43

J. Stevens Zuker	150,000	10.00%	$1.43	06/08/2010	06/08/2015	$1.43

Consultants	210,000	14.00%	$1.43	06/08/2010	06/08/2015	$1.43

The following table gives certain information concerning stock option exercises during Fiscal 2010 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2010

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/Unexercisable(2)
David Miles	53,200	$44,006	45,000/0 @ $1.43 40,000/0 @ $1.56 50,000/0 @ $1.40	$38,700 29,200 44,500
Kim Casswell	57,100	$53,814	45,000/0 @ $1.43 35,000/0 @ $1.56 50,000/0 @ $1.40	$38,700 25,550 44,500
William Bond	75,000	$110,250	150,000/0 @ $1.43 75,000/0 @ $1.56 75,000/0 @ $1.40	$129,000 54,750 66,750
Paul Bartos	40,000	$56,800	200,000/0 @ $1.43 75,000/0 @ $1.40	$172,000 66,750
J. Stevens Zuker	75,000	$99,000	150,000/0 @ $1.43 75,000/0 @ $0.69 75,000/0 @ $1.56 75,000/0 @ $1.40	$129,000 120,000 54,750 66,750
William Pincus	100,000	$124,000	300,000/0 @ $1.43 100,000/0 @ $0.69 100,000/0 @ $1.40 100,000/0 @ $1.56	$258,000 160,000 89,000 73,000
Brian Bayley	75,000	$76,500	75,000/0 @ $1.43 50,000/0 @ $0.69 75,000/0 @ $1.56 75,000/0 @ $1.40	$64,500 80,000 54,750 66,750
Michael Halvorson	75,000	$80,250	50,000/0 @ $1.43 75,000/0 @ $0.69 50,000/0 @ $1.56 75,000/0 @ $1.40	$43,000 120,000 36,500 66,750
Steven Ristorcelli	50,000	$47,000	75,000/0 @ $1.43 50,000/0 @ $0.69 75,000/0 @ $1.56 75,000/0 @ $1.40	$64,500 80,000 54,750 66,750
George Elliott	60,000	$61,100	75,000/0 @ $1.43 90,000/0 @ $0.69	$64,500 144,000
Geoffrey Chater	Nil	Nil	100,000/0 @ $1.53	$76,000

(1)

Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

(2)

The closing price of the Issuer’s common shares on the TSX Venture Exchange on December 31, 2010 was $2.29.

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  As at June 14, 2011, 3,738,000 stock options have been granted and 1,169,300 were exercised during Fiscal 2010. In Fiscal 2011, 450,000 stock options have been exercised as at June 14, 2011. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

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

The Termination Plan provides that upon a Change of Control of the Issuer which results in a Termination of Employment of a Covered Employee within the six months following the Change of Control, such Covered Employee shall be entitled to compensation, payable within five days of such Termination of Employment, as follows:

Covered Employee	Compensation
Chief Executive Officer (CEO)	2 times Base Salary
Vice-President (VP)	1 times Base Salary
Any other Covered Employee	1/6 of Base Salary for each year of employment not to exceed 1 times base salary

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

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2010.

Covered Employee	Compensation
William J. Pincus CEO	$300,060
J. Stevens Zuker Senior Vice-President	$110,022
Paul Bartos Vice-President & Chief Geologist	$110,022
William Bond Vice-President, Exploration	$110,022
Non NEOs	$327,366

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are:  Steven Ristorcelli, George Elliott and Brian Bayley. The Audit Committee met four times during Fiscal 2010.

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

6.D.  Employees

As of June 14, 2011, the Issuer had a total of 9 employees based in Peru: one General Manager and Senior Geologist, one Chief Geologist, two Project Geologists, one Logistician and Community Relations Manager, two Field Assistants, one Administrative Assistant and one Janitor.  The President, VP and Chief Geologist, Senior Vice-President, Vice-President of Exploration, Corporate Communications Manager, and 3 field technicians as based out of the Issuer’s Denver, Colorado office.  The remaining staff are hired as independent contractors. In November 2007, the Corporation, through its wholly-owned United States subsidiary located in Denver, Colorado, Esperanza Services, Inc., retained Mr. Pincus to act as its President, J. Stevens Zuker to act as its Senior Vice-President, Paul Bartos to act as its Vice-President & Chief Geologist and William Bond to act as its Vice-President.  See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.  Esperanza Services, Inc. also employs two geologists and two administrative staff.

6.E.  Share Ownership

Table No. 9 lists, as of June 14, 2011, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,886,568	3.28%
Options	Geoffrey Chater (2)	100,000	0.017%
Common	Brian Bayley (3)	575,000	1.0%
Common	Steve Ristorcelli (4)	392,000	0.68%
Common	George Elliott (5)	220,000	0.38%
Common	William Bond (6)	374,600	0.65% 8.55%
Options	Kim Casswell (7)	144,500	0.25%%
Options	David Miles (8)	144,500	0.25%
Common	J. Stevens Zuker (9)	528,000	0.92%
Common	Paul Bartos (10)	478,100	0.83%

(1)

Of these shares, 600,000 are represented by currently exercisable share purchase options.

(2)

Of these shares, 100,000 are represented by currently exercisable share purchase options.

(3)

Of these shares, 250,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 250,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 215,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 300,000 are represented by currently exercisable share purchase options.

(7)

Of these shares, 144,500 are represented by currently exercisable share purchase options.

(8)

Of these shares, 144,500 are represented by currently exercisable share purchase options.

(9)

Of these shares, 375,000 are represented by currently exercisable share purchase options.

(10)

Of these shares, 350,00 are represented by currently exercisable share purchase options and 2,300 are represented by currently exercisable share purchase warrants.

# Based on 57,479,921 shares outstanding as of 06/14/2011

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 6/14/2011, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 100,000 100,000 100,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/11/2016 6/08/2015 5/22/2014 2/08/2013

Brian Bayley	50,000 75,000 50,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

Steven Ristorcelli	50,000 75,000 50,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 05/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

George Elliott	50,000 75,000 90,000	$1.49 $1.43 $0.69	6/10/2011 6/08/2010 10/06/2008	6/10/2016 6/08/2015 10/06/2013

William Bond	75,000 150,000 75,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

Kim Casswell	49,500 45,000 50,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

David Miles	49,500 45,000 50,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2011 6/08/2015 2/08/2013

J. Stevens Zuker	75,000 150,000 75,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

Paul Bartos Geoffrey Chater	75,000 200,000 75,000 100,000	$1.49 $1.43 $1.40 $1.53	6/10/2011 6/08/2010 2/08/2008 4/08/2010	6/10/2016 6/08/2015 2/08/2013 9/06/2011

Consultants/Employees	205,500 263,500 35,000 60,000 170,000 200,000	$1.49 $1.43 $0.70 $0.69 $1.40 $1.91	6/10/2011 6/08/2010 6/10/2009 5/22/2009 2/08/2008 9/12/2007	6/10/2016 6/08/2015 6/10/2014 5/22/2014 2/08/2013 9/12/2012

Total Officers/Directors

2,729,000

Total Employees/Consultants

1,009,000

Total Officers/Directors/Etc.

3,738,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of 2 persons/companies who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 04/14/2010, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Silver Standard Resources Inc.(1)	6,459,600	11.27%
Common	Sprott Inc.	8,346,563	14.57%

Based on 57,479,921 shares outstanding as of 06/14/2011.

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

7.A.2.  Canadian Share Ownership.

On 06/14/2011, the Issuer’s shareholders’ list showed 57,479,921 common shares outstanding and 3,062 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:    1948 holders of record" resident in Canada,  1025 “holders of record" resident in the USA, and 89 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 6,660 beneficial owners of its common shares.

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

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2010 $Nil was owed to senior management and directors for consulting services.

Other than as disclosed above, there have been no transactions since 12/31/2010, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2010/2009/2008 Ended December 31st

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

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 05/31/11	$1.74	$1.40
Month Ended 04/30/11	$0.97	$0.95
Month Ended 03/31/11	$0.99	$0.97
Month Ended 02/28/11	$1.00	$0.97
Month Ended 01/31/11	$1.00	$0.99
Month Ended 12/31/10	$1.02	$1.00

Fiscal Year Ended 12/31/2010	$1.08	$1.00

Fiscal Quarter Ended 12/31/10	$1.03	$1.00
Fiscal Quarter Ended 09/30/10	$1.06	$1.02
Fiscal Quarter Ended 06/30/10	$1.08	$1.00

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of June 14, 2011 a total of 57,479,921 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As at June 14, 2011, the following share purchase warrants are outstanding:

Number of Warrants Outstanding	Exercise Price	Expiry Date
3,694,800	$1.75	February 16, 2012
300,000	$1.75	March 4, 2012
2,926,900	$2.75	December 22, 2012

Share Purchase Broker’s Warrants

As at June 14 2011, the following share purchase broker’s warrants are outstanding:

Number of Broker’s Warrants Outstanding	Exercise Price	Expiry Date
135,946	$2.75	December 22, 2012

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

As of 12/31/2010, 12/31/2009, 12/31/2008, 12/31/2007, 12/31/2006, and 12/31/2005 there were an unlimited number of common shares without par value authorized.

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

Fiscal 2008 Fiscal 2009 Fiscal 2010 Fiscal 2011 Year-to-date

Exercise of stock options

Issued for Property Option

Reclassify contributed surplus

on exercise of options

Exercise of stock option

Reclassification on exercise of

stock options

Private placements

Exercise of stock options

Exercise of warrants

Reclassification on exercise of

stock options

Reclassification on exercise of

stock warrants

Exercise of stock options

Exercise of warrants

Reclassification on exercise of

stock options

Reclassification on exercise of

stock warrants

	1,150,000 45,000 - 412,700 - 7,426,900 1,163,300 242,500 450,000 262,700	$325,800 $56,550 $216,598 $208,516 $140,122 $11,000,425 $854,437 $424,375 416,789 68,451 $670,000 $459,725 298,060 67,129

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

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting.  At the end of such three month period, the Company may destroy such ballots and proxies.

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

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003.(1)

e.

Assignment Agreement between the Company and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003.(1)

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

Option Agreement between the Issuer and Exploraciones del Altiplano S.A. de C.V. dated September 14, 2007. (4)

n.

Letter of Intent between the Issuer and Silver Standard Resources Inc. dated February 28, 2011. (5)

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

(3)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2007.

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

(5)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2011.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was a passive foreign investment company for the taxable year ended 12/31/2010.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2010/2009/2008 is included with the related financial statements in this Annual Report.

10.H.  Documents on Display

Copies of the documents referenced in this annual report are available at the Company’s office located at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2010. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2010.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2010	$30,000	0	0	0
December 31, 2009	$29,700	0	$5,400	0

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

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2010 and 12/31/2009

Consolidated Statements of Operations and Deficit for the years ended 12/31/2010, 2009 and 2008.

Consolidated Statements of Cash Flows for the years ended 12/31/2010, 2009 and 2008.

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

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003.(1)

e.

Assignment Agreement between Esperanza Resources Corp. and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003.(1)

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

Option Agreement between the Issuer and Compañia Minera Terciario S.A de C.V. dated September 14, 2007. (4)

m.

Option Agreement between the Issuer and Exploraciones del Altiplano S.A. de C.V. dated September 14, 2007. (4)\

n.

Letter of Intent between the Issuer and Silver Standard Resources Inc. dated February 28, 2011. (5)

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

(3)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2007.

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

(5)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 in 2011.

3.

List of Foreign Patents – N/A

4.

Calculation of earnings per share – N/A

5.

Explanation of calculation of ratios – N/A

6.

List of Subsidiaries –

Esperanza Services, Inc.

Incorporated November 20, 2007

Owned 100% by Esperanza Resources Corp.

Directors:  William Pincus

Treasurer:  William Pincus

Secretary:  Teresa M. Casillas

1580 Lincoln Street, Suite 700

Denver, Colorado,  80203-1501

United States of America

Phone:  303-830-0988

Fax: 303-830-9098

Esperanza Resource (BVI) Inc.

Incorporated December 21, 2006

Owned 100% by Esperanza Resources Corp.

Directors:  William Pincus, John Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Esperanza Minerals (BVI) Inc.

Incorporated February 2, 2007

Owned 100% by Esperanza Resources Corp.

Directors:  William Pincus, John Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Esperanza Exploration (BVI) Inc.

Incorporated February 2, 2007

Owned 100% by Esperanza Resources Corp.

Directors:  William Pincus, J. Stevens Zuker

CFO:  David Miles

Secretary:  Kim C. Casswell

C/O Orbis Services (BVI) Limited

PO Box 650, Tropical Isle Building

Road Town, Tortola, British Virgin Islands

Phone:  284-494-5800

Fax:    284-494-2545

Global Minerals Ltd.

Incorporated January 1, 1992

Owned 36.4% by Esperanza Resources Corp.

Directors:  William J. Pincus, George W. Heard, Ron Little, Stuart Tennant, Scott Brunsdon

CFO: Ann Fehr

Secretary:  Jaqueline Collins

Address Suite 910, 475 Howe Street, City/Prov or State/Country Vancouver, British Columbia, Canada

Zip/Postal Code V6C 2B2

Telephone: 604 689-2599

Fax: 604 689-3609

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(Formerly Esperanza Silver Corporation)
Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Esperanza Resources Corp.,

We have audited the accompanying consolidated financial statements of Esperanza Resources Corp. (formerly Esperanza Silver Corporation) and subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Esperanza Resources Corp. (formerly Esperanza Silver Corporation) and its subsidiaries as at December 31, 2010 and 2009 and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada

April 21, 2011, except for note 15 which is at June 28, 2011

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31,

	2010	2009
ASSETS
Current
Cash and cash equivalents	$ 10,179,671	$ 5,584,553
Receivables	273,675	255,987
Prepaid expenses	43,703	17,739
	10,497,049	5,858,279
Equipment (Note 4)	44,070	49,076
Investment in Associated Company (Note 5)	2,894,157	-
Mineral properties (Note 6)	15,593,745	13,363,266
	$ 29,029,021	$ 19,270,621
LIABILITIES
Current Accounts payable and accrued liabilities	$ 463,007	$ 260,135
SHAREHOLDERS' EQUITY
Share capital (Note 7)	45,137,136	34,960,559
Contributed surplus (Note 7)	9,067,990	5,961,586
Deficit	(25,639,112)	(21,911,659)
	28,566,014	19,010,486
	$ 29,029,021	$ 19,270,621

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent event (Note 15)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

 ”George Elliott”

 Director

“William J. Pincus”

Director

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

Years ended December 31,

	2010	2009	2008
OPERATING EXPENSES
Accounting and legal	$ 281,481	$ 112,388	$ 119,639
Amortization	15,633	23,735	30,489
Administration and office	987,939	1,045,406	1,006,802
Directors’ fees	99,606	86,000	78,526
Exploration expenses	805,001	604,358	481,773
Foreign exchange	(10,640)	107,733	19,192
Investor relations and shareholder communications	448,688	318,739	359,921
Stock-based compensation (Note 7 (e))	1,003,744	349,568	1,066,015
Transfer agent and regulatory fees	87,541	81,107	86,735
Travel and related costs	21,887	20,085	16,518
LOSS BEFORE OTHER ITEMS	(3,740,880)	(2,749,119)	(3,265,610)
OTHER ITEMS
Equity in loss of associated company	(11,808)	-	-
Interest income	54,999	144,220	372,684
Miscellaneous income	2,850	39,148	-
Write-off of mineral properties (Note 6)	(32,614)	(43,162)	(2,236,319)
	13,427	140,206	(1,863,635)
Net loss and comprehensive loss for the year	(3,727,453)	(2,608,913)	(5,129,245)
Deficit, beginning of year	(21,911,659)	(19,302,746)	(14,173,501)
Deficit, end of year	(25,639,112)	$ (21,911,659)	$ (19,302,746)
Basic and diluted loss per share	$ (0.07)	$ (0.05)	$ (0.11)
Weighted average number of shares outstanding	52,419,610	47,652,523	47,299,635

See accompanying notes to the consolidated financial statements.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31,

	2010	2009	2008
CASH FLOWS FROM (TO)
OPERATIONS:
Net loss for the year	$ (3,727,453)	$ (2,608,913)	$ (5,129,245)
Items not affecting cash:
Amortization	1	30,675	37,822
Stock‐based compensation	1,003,744	349,568	1,066,015
Write‐off of mineral property costs	32,614	43,162	2,236,319
Equity in loss of associated company	11,808	‐	‐
Changes in non‐cash working capital items:
Receivables	(17,688)	833,468	(571,970)
Prepaid expenses	(25,964)	3,839	2,738
Accounts payable and accrued liabilities	164,815	60,325	(50,671)
	(2,532,863)	(1,287,876)	(2,408,992)
INVESTING:
Mineral property costs	(2,215,077)	(1,765,919)	(5,048,383)
Investment in associated company	(2,905,965)	‐	‐
Purchase of equipment	(30,214)	‐	(9,794)
	(5,151,256)	(1,765,919)	(5,058,177)
FINANCING:
Shares issued for cash	12,903,957	208,516	325,800
Share issue costs	624,720	‐	‐
	12,279,237	208,516	325,800
Change in cash and cash equivalents in the year	4,595,118	(2,845,279)	(7,141,369)
Cash and cash equivalents, beginning of year	5,584,553	8,429,832	15,571,201
Cash and cash equivalents, end of year	$ 10,179,671	$ 5,584,553	$ 8,429,832
Supplementary information:
Cash interest received	$ 54,999	$ 277,181	$ 240,163
Amortization capitalized to mineral properties	9,959	39,831	‐
Shares issued for mineral properties	‐	‐	56,550

During the year ended December 31, 2010, there was $77,636 (2009 ‐ $ 35,579; 2008 ‐$29,077) in accounts payable that related to mineral property costs.

Included in cash and cash equivalents at December 31, 2010 is $ 4,005,465 (2009 ‐ $ 5,353,354; 2008– $8,250,000) in short term investments and $ 6,174,206 (2009 – 231,199; 2008 ‐ $179,832) held in bank accounts.

See accompanying notes to the consolidated financial statements.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

1.

NATURE OF OPERATIONS

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia). On July 19, 2010 the Company changed its name from Esperanza Silver Corporation to Esperanza Resources Corp. The Company’s principal business activities include the acquisition, exploration and development of mineral resource properties. The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

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

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made. A corresponding amount is added to the carrying value of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates. As at December 31, 2010, the present value of the Company’s asset retirement obligations was nominal.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

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

Stock-based compensation

The Company has a stock option plan which is described in note 7(c) and accounts for all grants of options to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 7 (e)).

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

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

New Accounting Policies

Equity Investments

The Company adopted this new accounting policy after the acquisition of its interest in Global Minerals Ltd., in the fourth quarter of 2010. Equity investments are carried on the consolidated balance sheet at cost, adjusted for post-acquisition changes in the Company’s share of entity’s net assets less any impairment in the value of the investment. Losses in excess of the Company’s interest in the entity are recognized only to the extent that the Company has incurred legal obligations on behalf of the entity.

Fair value of warrants

For the year ended December 31, 2010 the Company adopted the relative fair value method of allocating the proceeds from private placements between shares and warrants. The warrants are valued using the Black-Scholes option pricing model and the common shares are valued using the market price on the date the placement is closed. In prior years the Company used the residual method for allocating the proceeds to shares and warrants from private placements. The Company did not complete any private placements in 2009 and therefore this change in accounting policy had no effect on the prior year’s financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements which may impact the Company in the future are as follows:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations occurring in years beginning on or after January 1, 2011, unless earlier adopted.

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

ESPERANZA RESOURCES CORP.

 (Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

International Financial Reporting Standards (“IFRS”)

A decision of the CICA Accounting Standards Board (the “AcSB’) will require the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended December 31, 2010.

3.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. Cash and cash equivalents have been designated as “held for trading” receivables have been designated as “loans and receivables” and have been measured at cost. Accounts payable have been designated as “other liabilities” and have been measured at cost. The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The fair value hierarchical classification of the Company’s financial instruments at December 31, 2010 and 2009 is Level 1.

4.

EQUIPMENT

	2010			2009
Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

$ 218,858	$ 174,788	$ 44,070	$ 188,644	$ 139,568	$ 49,076

5.

INVESTMENT IN ASSOCIATED COMPANY

In October and November 2010, Esperanza made an investment of $2,905,965 in Global Minerals Ltd. (“Global”). Global’s primary asset is the Streborna silver-copper deposit in Slovakia. This is an advanced-stage exploration project. Esperanza subscribed for a total of 10,421,863 common shares of Global and a total of 13,071,370 special warrants in two Global financings. On December 3, 2010 Global’s shareholders provided their approval to have Esperanza exercise the special warrants, which Esperanza then exercised and held 23,493,233 common shares of Global which represented a 36% interest. As a result of participating in the two Global financings, Esperanza also holds 2,079,950 common share purchase warrants which enable the Company to purchase additional common shares at a price of $0.55 until November 22, 2012.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES

The continuity of expenditures on mineral properties is as follows:

	Mexico			Peru				Total
	Cerro Jumil	Guadalupe	Utcucocha	Sante Fe	San Luis	Other	Total Peru
Balance, December 31, 2008	$ 10,241,374	$ -	$ 207,726	$ 24,093	$ 869,089	$ 278,584	$ 1,379,492	$ 11,620,866
Acquisition costs	-	382	-	6,482	-	9,784	16,648	16,648
Exploration and Development:
Assays	25,822	1,576	1,768	9,499	-	2,165	15,008	40,830
Community programs	-	59	8	-	-	2,966	3,033	3,033
Consulting	331,203	2,630	62	1,060	3,364	8,490	15,606	346,809
Contract services	29,469	-	-	304	2,893	4,736	7,933	37,402
Drilling	117,148	-	-	-	-	-	-	117,148
Environmental / permitting	74,238	-	-	-	-	6,179	6,179	80,417
Field costs	112,225	1,947	78	386	-	3,460	5,871	118,096
Freight	-	-	-	-	-	2,572	2,572	2,572
Office & administrative	12,324	364	177	10,104	-	1,371	12,016	24,340
Property tax	31,603	6,234	8,174	-	-	39,899	54,307	85,910
Salaries and benefits	242,972	44,991	19,677	39,762	22,309	90,467	217,206	460,178
PEA	207,321	-	-	-	-	-	-	207,321
Road and access costs	30,718	-	-	29,767	-	431	30,198	60,916
Travel	26,380	2,520	2,220	3,892	3,623	7,602	19,857	46,237
Vehicles	71,076	778	505	1,903	-	12,282	15,468	86,544
Feasibility studies	-	-	-	-	11,477	-	11,477	11,477
Warehouse rental	39,684	-	-	-	-	-	-	39,684
	1,352,183	61,481	32,669	103,159	43,666	192,404	433,379	1,785,562
Mineral property write-off	-	-	-	-	-	(43,162)	(43,162)	(43,162)
Balance, December 31, 2009	$ 11,593,557	$ 61,481	$ 240,395	$ 127,252	$ 912,755	$ 427,826	$ 1,769,709	$ 13,363,266

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6. MINERAL PROPERTIES (Continued)

	Mexico Cerro Jumil & Other			Peru				Total
		Pucarana	Sante Fe	San Luis	Sayrirosa	Other	Total Peru
Balance, December 31, 2009	$ 11,593,557	$ 343,382	$ 127,252	$ 912,755	$ 11,660	$ 374,660	$ 1,769,709	$ 13,363,266
Acquisition costs	-	-	-	-	359	5,525	5,884	5,884
Exploration and Development:
Assays	205,521	-	119	-	3,970	6,341	10,430	215,951
Community programs	-	40,047	-	-	191	2,461	42,699	42,699
Consulting	345,888	4,426	22	1,016	1,258	6,456	13,178	359,066
Drilling	488,234	-	-	-	-	-	-	488,234
Environmental / permitting	55,720	-	-	-	-	4,448	4,448	60,168
Field costs	110,992	539	94	-	183	8,943	9,759	120,751
Office & administrative	3,475	368	-	-	-	171	539	4,014
Property tax	53,270	20,464	-	-	1,741	65,030	87,235	140,505
Salaries and benefits	249,151	31,595	12,598	10,792	24,961	146,283	226,229	475,380
Preliminary economic assessment	404	-	-	-	-	-	-	404
Road and access costs	72,426	-	-	-	-	-	-	72,426
Travel	20,877	4,966	228	3,278	1,504	16,791	26,767	47,644
Vehicles	57,403	9,587	177	-	665	6,005	16,434	73,837
Feasibilities studies	97,871	-	-	15,261	-	-	15,261	113,132
Warehouse rental	42,998	-	-	-	-	-	-	42,998
	1,804,230	111,992	13,238	30,347	34,832	268,454	458,863	2,263,093
Mineral property write-off	-	-	-	-	-	(32,614)	(32,614)	(32,614)
Balance, December 31, 2010	$ 13,397,787	$ 455,374	$ 140,490	$ 943,102	$ 46,492	$ 610,500	$ 2,195,958	$ 15,593,745

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES (continued)

(a)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty. In September 2010, the Company announced an updated resource estimate for the project (refer to news release of September 16, 2010).

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

(c)

San Luis, Peru

On May 10, 2010, Silver Standard Resources Inc. (“Silver Standard”) reported that its board of directors had approved the San Luis Feasibility Study for submission to the San Luis joint venture. The JV partners held a meeting in late 2010 but did not complete the review of the Feasibility Study (“Study”) and therefore they were not able to approve it at that time. With the deliverance of the Study by Silver Standard to Esperanza, Esperanza’s working interest in the project has decreased from 45% to 30%. If Silver Standard elects to fund all development activities necessary to place the property into production it may further increase its ownership to 80% of the project. Subsequent to the year-end, Esperanza reached agreement to sell its interest in the project (refer to note 15).

(d)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima. The property consisted of two concessions totaling 1,000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. In December 2008, the Company decided to abandon this property and has no further obligations under the option agreement. In the fourth quarter of 2008, the Company wrote-off the accumulated capitalized costs for this property which amounted to $307,418.

(e)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four-year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

Minerals Peru Ltd. S.A. (Estrella’s Peruvian subsidiary). The Company has not received a drill permit at this time and therefore the Effective Date of the agreement has not been determined. The Company has reached an agreement with the Chilcaymarca Community which owns the surface rights and is in the process of submitting an application for drill permits.

(f)

Guadalupe, Peru

The Guadalupe Project is 100% owned by Esperanza and is located in Ancash Department of Peru and consists of four concessions totaling 3,100 hectares which were staked between 2007 and 2009. On December 30, 2010 Esperanza signed an option agreement with Votorantim Metais – Cajamarquilla S.A. (“Votorantim”) whereby Votorantim can purchase 100% of the project by completing work commitments totaling US$1,850,000 over four years and paying US$2 million in cash at the end of year four. Esperanza will retain a net smelter returns royalty of 2.5% with Votorantim having an option to purchase one percentage point of the royalty for US$2 million until the end of year five.

(g)

Other Properties, Peru

The Company currently holds interests in nine properties in Peru. Two of the other key properties are Colqui Orcco and Pucara which have drill-ready targets. In December 2010 the Company decided to abandon the Cori Rumi and Cangalle projects because the exploration results did not warrant further work. As a result, Esperanza wrote off capitalized mineral property costs of $32,614.

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

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL

(a)

Authorized An unlimited number of common shares without par value.

(b)

Issued and outstanding

	Number Of shares	Stated Value	Contributed Surplus
Balance December 31, 2008	47,521,821	$ 34,611,921	$ 5,752,140
Shares issued on the exercise of options	412,700	208,516	‐
Reclassify contributed surplus on exercise of options	‐	140,122	(140,122)
Stock‐based compensation	‐	‐	349,568
Balance December 31, 2009	47,934,521	$ 34,960,559	$ 5,961,586
Shares issued on private placement	7,426,900	8,971,273	2,653,872
Less: share issuance costs	‐	(481,349)	(143,371)
Less: Agents warrants issued on private placement	‐	(77,399)	77,399
Shares issued on the exercise of options	1,163,300	854,437	‐
Reclassify contributed surplus on exercise of options	‐	416,789	(416,789)
Shares issued on the exercise of warrants	242,500	424,375	‐
Reclassify contributed surplus on exercise of warrants	‐	68,451	(68,451)
Stock based compensation	‐	‐	1,003,744
Balance December 31, 2010	56,767,221	$ 45,137,136	$ 9,067,990

On February 16, 2010, the Company completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000. Each unit consisted of one common share (“Share”) and one non‐transferable common share purchase warrant (“Warrant”) to purchase another share for $1.75 which expires on February 16, 2012. If, after the expiry of all Canadian resale restrictions, the closing price of Esperanza’s common shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive days, the Company may accelerate the expiry of the Warrants, to 21 trading days after giving notice thereof. Finder’s fees were payable in cash to Haywood Securities Inc. ($22,981), Global Resource Investments Inc. ($193,750) and Lincoln Peck Financial Inc. ($6,250) in consideration of their efforts in locating investors. On March 4, 2010, the Company completed a second private placement of 500,000 units with the same terms as the first private placement, for total proceeds of $625,000. The 500,000 non‐transferable common share purchase warrants issued as part of this private placement expire on March 4, 2012.

The shares and warrants issued in the two private placements were valued using the relative fair value method which resulted in $4,405,945 being allocated to the shares and $1,219,055 to the warrants. The warrants in the February private placement were valued using a Black‐Scholes option pricing model using a stock price of $1.21, and expected life of 2 years, a risk‐free interest rate of 1.17% and an expected volatility of 70%. These inputs generated a value of $0.33 per warrant. The shares issued had a fair value of $1.21. The warrants in the March private placement were also valued using a Black‐Scholes option pricing model with the following assumptions: a stock price of $1.31 an expected life of 2 years, a risk‐free interest rate of 1.43% and a volatility of 69%. This generated a value of $0.39 per warrant. The shares had a fair value of $1.31.

On December 22, 2010 Esperanza completed a private placement which consisted of 2,926,900 units at a price of $2.05 per unit for gross proceeds of $6,000,145. Each unit was comprised of one common share and one transferable

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

share purchase warrant to purchase one common share at a price of $2.75 until December 22, 2012. The private placement (other than 208,000 units placed directly by Esperanza) was conducted on a best efforts agency basis by a syndicate led by Salman Partners Inc. and including Mackie Research Capital Corporation and Haywood Securities Inc. The agents were paid a fee of 5% of the proceeds raised by them and were issued brokers’ warrants to purchase the number of shares equal to 5% of the number of units sold by them. The broker warrants are also exercisable at a price of $2.75 until December 22, 2012. The shares and any shares issued on exercise of the warrants are subject to a four month restriction on transfer expiring April 23, 2011. The shares and warrants issued in the private placement were valued using the relative fair value method which resulted in $4,565,328 being allocated to the shares and $1,434,817 to the warrants. The warrants were valued using a Black-Scholes option pricing model using a stock price of $2.38, and expected life of 2 years, a risk-free interest rate of 1.66% and an expected volatility of 64%. These inputs generated a warrant value of $0.75. The shares had a fair value of $2.38. The brokers’ warrants were valued separately using a Black-Scholes option pricing model with the following inputs: a stock price of $2.38, an expected life of 2 years, a risk-free interest rate of 1.66%, an expected dividend yield of 0% and an expected volatility of 64%. These inputs generated a value of $101,725.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting. During the years ended December 31, 2010 and 2009 the change in stock options outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2008	4,183,500	$ 1.79
Granted	997,500	0.69
Exercised	(412,700)	0.51
Expired	(1,321,500)	3.07
Balance as of December 31, 2009	3,446,800	1.14
Granted	1,500,000	1.44
Exercised	(1,163,300)	0.73
Balance as of December 31, 2010	3,783,500	$ 1.38

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

As at December 31, 2010 stock options are outstanding enabling the holders to acquire up to 3,783,500 common shares with a weighted average exercise price of $1.38 per share, as follows:

Grant Date	Number Outstanding	Exercise Price	Number Vested	Expiry Date
18-May-06	625,000	$1.56	625,000	18-May-11
12-Sep-07	200,000	1.91	200,000	12-Sept-12
8-Feb-08	820,000	1.40	820,000	8-Feb-13
27-Feb-08	200,000	1.40	200,000	27-Feb-11
6-Oct-08	90,000	0.69	90,000	6-Oct-13
22-May-09	335,000	0.69	335,000	22-May-14
10-Jun-09	35,000	0.70	35,000	10-Jun-14
8-Apr-10	100,000	1.53	100,000	8-Apr-15
8-Jun-10	1,378,500	1.43	1,378,500	8-Jun-15
	3,783,500	$ 1.38	3,783,500

(d)

Warrants

During the years ended December 31, 2010 and 2009 the change in warrants outstanding was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2008 Expired	2,055,000 (2,055,000)	$ 4.35 4.35
Balance as of December 31, 2009 Issued Exercised	- 7,562,846 (242,500)	- 2.15 1.75
Balance as of December 31, 2010	7,320,346	$ 2.17

The following table provides the details of the outstanding warrants at December 31, 2010:

Private Placement Date	Number outstanding	Exercise price	Expiry date
February 16, 2010 March 4, 2010 December 22, 2010	3,957,500 300,000 3,062,846	$ 1.75 1.75 2.75	02/16/12 03/04/12 12/22/12
	7,320,346	$ 2.17

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2010 the Company granted 1,500,000 stock options to directors, officers and consultants with a weighted-average exercise price of $1.44 and expiry dates of April 8, 2015 and June 8, 2015. All of these options vested on the grant date. During the year ended December 31, 2009, the Company granted 997,500

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

7.

SHARE CAPITAL (Continued)

stock options to directors, officers and consultants with a weighted-average exercise price of $0.69 and expiry dates of May 22, 2014 and June 10, 2014. All of these options vested on the grant date. During the year ended December 31, 2008, the Company granted 1,210,500 stock options to directors, officers and consultants with a weighted-average exercise price of $1.34 and expiry dates ranging from February 8, 2013 to October 6, 2013. Of these options, 1,110,500 vested immediately and 100,000 vested six months after the grant date. The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected stock price volatility	70%	71%	71%
Risk-free interest rate	1.45%	1.02%	3.03%
Expected life of options in years	3.0	3.0	3.0
Weighted average grant date fair value	$0.67	$0.69	$0.62

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $1,003,744 (2009 - $349,658; 2008 - $1,066,015) with the offsetting amount credited to contributed surplus.

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company paid $196,800 (2009 - $190,800) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. At December 31, 2010, the Company was indebted to Seabord in the amount of $2,480 (2009 - $Nil). At December 31, 2010, Esperanza had deposits for future services with Seabord amounting to $10,000 which were included in prepaid expenses. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. All balances due to related parties are included in accounts payable and accrued liabilities.

9.

COMMITMENTS AND CONTINGENCIES

At December 31, 2010 the Company had a commitment on an office lease in Denver which expires June 30, 2012. The estimated total rent payable on the remaining portion of this lease is US$114,000. Of this total, US$71,800 is due in 2011 and US$42,200 in 2012.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2010	2009	2008
Statutory tax rate Loss for the year	28.5% $ (3,727,453)	30.00% $ (2,608,912)	31.00% $ (5,129,245)
Expected income tax recovery	(1,062,300)	(782,700)	(1,590,100)
Non‐deductible expenses and other	493,300	310,200	(1,052,400)
Effect of foreign tax rate differences	(6,500)	6,900	241,500
Valuation allowance	575,500	465,600	2,401,000
Total income tax recovery	$ ‐	$ ‐	$ ‐

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009	2008
Future income tax assets:
Non‐capital loss carry forwards	$ 5,943,500	$ 5,206,800	$ 5,170,500
Capital loss carry forwards	2,500,100	2,550,100	1,744,200
Resource and capital asset expenditures	(710,900)	(567,900)	(427,500)
Share issuance costs	171,400	98,700	160,700
Future income tax assets	7,904,100	7,287,700	6,647,900
Valuation allowance	(7,904,100)	(7,287,700)	(6,647,900)
Net future income tax assets	$ ‐	$ ‐	$ ‐

As at December 31, 2010, the Company has non‐capital losses from operations of approximately $22.0 million available for deduction against future taxable income. Non‐capital losses, if not utilized, will expire through 2031. The realization of future tax benefits which may arise as a result of these non‐capital losses and other income tax pools cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized in these financial statements and have been offset by a valuation allowance.

11.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

12.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

(a)

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol and a significant change in these rates could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars, Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	164,200	17,400	6,900
Receivables	21,300	2,706,600	336,500
Accounts payable and accrued liabilities	(108,600)	(811,300)	(112,200)
Net exposure	76,900	1,912,700	231,200

Canadian dollar equivalent	76,915	154,718	83,371

Based on the above net exposures as at December 31, 2010 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $31,500 (2009 - $2,500) in the loss from operations. At December 31, 2010, one US dollar equaled $1.0002 Canadian dollars, one Mexican peso equaled $0.08089 Canadian dollars, and one Peruvian sol equaled $0.3606 Canadian dollars.

(b)

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2010 are mainly cash in savings accounts and accordingly credit risk is minimized. The Company’s receivables are mainly VAT receivable from the Mexican government.

(c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in note 11.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

12.

MANAGEMENT OF FINANCIAL RISK (Continued)

(d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in interest bearing accounts and therefore there is currently minimal interest rate risk.

13.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Bolivia	Peru	Total
2010
Revenue	S 57,528	$ 321	$-	$-	$ 57,849
Loss for the year	(2,915,315)	(320,122)	(2,253)	(489,763)	(3,727,453)
Assets	13,019,497	11,927,886	-	4,081,638	29,029,021
Cash capital expenditures	14,704	1,775,058	-	455,529	2,245,291
2009
Revenue	$ 140,417	$ 42,951	$-	$-	$ 183,368
Loss for the year	(2,091,897)	(103,220)	(5,760)	(408,036)	(2,608,913)
Assets	5,489,492	10,524,554	-	3,256,575	19,270,621
Cash capital expenditures	-	1,322,214	-	443,705	1,765,919
2008
Revenue	$ 372,596	$ 88	$-	$-	$ 372,684
Loss for the year	(2,691,685)	(1,695,768)	(7,942)	(733,850)	(5,129,245)
Assets	8,485,856	11,170,677	14,681	1,579,409	21,250,623
Cash capital expenditures	6,819	4,597,078	-	454,280	5,058,177

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies (Note 2), mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, in accordance with Emerging Issues Task Force (EITF No. p04-02 – Whether Mineral Rights are Tangible or Intangible Assets), the Company has capitalized mineral property acquisition costs for United States GAAP for the periods beginning after April 30, 2004 while all exploration costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(Continued)

The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

			December 31,
		2010 $	2009 $	2008 $

a)	Assets
	Deferred Property Costs
	Deferred property costs under Canadian GAAP	15,593,745	13,363,266	11,620,866
	Deferred property costs expensed under U.S. GAAP	(13,846,735)	(11,615,241)	(9,889,489)
	Deferred property costs under U.S. GAAP	1,747,010	1,748,025	1,731,377

b)	Operations
	Loss for the year following Canadian GAAP	(3,727,453)	(2,608,913)	(5,129,245)
	Deferred property costs expensed under U.S. GAAP	(2,231,494)	(1,725,752)	(2,240,421)
	Loss for the year under U.S. GAAP	(5,958,947)	(4,334,665)	(7,369,366)

c)	Deficit
	Closing deficit under Canadian GAAP	(25,639,112)	(21,911,659)	(19,302,746)
	Adjustment to deficit for deferred costs expensed under U.S. GAAP	(13,846,735)	(11,615,241)	(19,302,746)
	Closing deficit under U.S. GAAP	(39,485,847)	(33,526,900)	(29,192,235)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(2,532,863)	(1,287,876)	(2,408,992)
	Cash property costs expensed under U.S. GAAP	(2,173,129)	(1,749,271)	(5,009,227)
	Cash applied to operations under U.S. GAAP	(4,705,992)	(3,037,147)	(7,418,219)

d)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(5,151,256)	(1,765,919)	(5,058,177)
	Add cash property costs expensed under U.S. GAAP	2,173,129	1,749,271	5,009,227
	Cash received (applied to) investing activities under U.S. GAAP	(2,978,127)	(16,648)	(48,950)

		For the years ended December 31,
f)	Loss per share	2010	2009	2008
		$	$	$
	Numerator: Loss for the year under U.S. GAAP	(5,958,947)	$ (4,334,665)	$ (7,369,666)
	Denominator: Weighted average number of shares outstanding	52,419,610	47,652,523	47,299,635

	Basic and diluted loss per share under U.S. GAAP	(0.11)	(0.09)	(0.16)

ESPERANZA RESOURCES CORP.

(Formerly Esperanza Silver Corporation)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

15.

SUBSEQUENT EVENTS

In March 2011 Esperanza reached an agreement, subject to regulatory approvals to sell its minority interest in the San Luis project, Peru, to Silver Standard Resources Inc., the majority owner and operator of San Luis. The transaction has been approved by the Boards of Directors of Esperanza and Silver Standard but remains subject to customary conditions, including the receipt of regulatory and other required approvals. Under the terms of the agreement, Esperanza will receive as consideration:

·

A payment of $17 million;

·

Return of the 6,459,600 shares of Esperanza owned by Silver Standard; and

·

A one percent net smelter return royalty on all production.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA RESOURCES CORP.

Date: June 29, 2011	By: /s/ "William J. Pincus"

WILLIAM J. PINCUS
Chief Executive Officer

#