Form 20-F
period 2011-12-31
ESPERANZA RESOURCES CORP
filed 2012-04-30
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Other [ ]

by the International Accounting Standards Board [ X ]

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 04/20/2012 the names of the Directors of the Issuer.

Table No. 1

Directors

Name	Age	Date First Elected of Appointed

William J. Pincus (4)	58	September 30, 2002
Brian E. Bayley (1)(2)(3)(5)	59	December 14, 1999
Steve Ristorcelli (1)(2)(3)(6)	55	June 2, 2005
George Elliott (1) (2) (3) (7)	69	August 29, 2008

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of Corporate Governance Committee

(4)

Suite 680 – 1580 Lincoln Avenue, Denver, Colorado,   80203-1501

(5)

Suite 1028-550 Burrard Street, Vancouver, BC V6C 2B5

(6)

393 Fricke Ct., Gardenville, NV 89460

(7)

57 Joicey Blvd., Toronto, ON M5M 2T2

1.A.2.  Senior Management

Table No. 2 lists, as of 04/20/2012, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	58	September 30, 2002
Kim Casswell, Corporate Secretary	55	April 2, 2004
William Bond, Vice President, Exploration	61	August 1, 2003
David L. Miles, Chief Financial Officer	61	June 10, 2004
J Stevens Zuker, Senior Vice-President	58	September 23, 2005
Paul Bartos, Vice President, Chief Geologist	54	January 22, 2007

Mr. Pincus’ business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

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

Mr. Bartos’ business functions as Vice President, Chief Geologist include responsibility for assisting the President.

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

Vancouver, B.C. CANADA V6C 1L6

Telephone: 604-687-5447

Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1. and 3.A.2  Selected Financial Data

The selected financial data of the Company for Fiscal 2011/2010 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and Canadian/USA Generally Accepted Auditing Standards (GAAS).

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

IFRS	Year Ended 12/31/11	Year Ended 12/31/10

Revenue (1)	$26,012	$Nil
Income (Loss) for the Period	16,545	($5,959)
Basic Income (Loss) Per Share	$0.30	($0.11)
Dividends Per Share	Nil	Nil
Wtd. Avg. Shares (000)	54,592	52,420
Period-end Shares	51,032	56,767

Working Capital	$19,236	$10,034
Mineral Properties	$1,748	$1,748
Long-Term Debt	$Nil	$Nil
Capital Stock	$36,634	$45,137
Shareholders’ Equity	$22,323	$14,719
Total Assets	$22,934	$15,182

(1) In 2011 the Company realized a gain of $26,012,289 on the sale of the San Luis property.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

March 2012	.99	1.00	.98	1.00
February 2012	1.00	1.00	0.99	0.99
January 2012	1.01	1.03	1.00	1.01
December 2011	1.02	1.04	1.01	1.02
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.08	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Fiscal Year Ended 12/31/2007	1.07	1.19	0.92	0.99

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2011.  As of 12/31/2011, the Company has cash and cash equivalents totaling $19,394,059 and short-term investments totaling $Nil. The Company has no significant debt outstanding as of 12/31/2011 and had issued and outstanding common shares of 51,032,321.

Table No. 5

Capitalization and Indebtedness

SHAREHOLDERS’ EQUITY
51,032,321 shares issued and outstanding	$36,633,992
Other Reserves	$8,629,988
Retained Earnings (deficit)	($22,940,507)
Net Stockholders’ Equity	$22,923,250

Stock Options Outstanding (At December 31, 2011):	3,826,000
Warrants Outstanding (At December 31, 2011)):	7,057,646
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

Esperanza May Not be Granted Mining Access to Certain Claim Areas:

One of the Company’s projects is near a known archeological site.  The Company has worked with the appropriate government archaeological authority to determine any impacts proposed mining operations may have.  As a result the majority of the property has been declared open for mining activity.  A portion has been designated for further study. A small area, which will have little or no effect on exploration and proposed mining programs, is now unavailable.

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

There has been no recent history of significant earnings.  Therefore the Company is dependent upon public and private distributions of equity to obtain capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders.

Esperanza has generally had minimal positive cash flow except that in 2011 the Company had a gain of $26,012,289 on the sale of its San Luis property and received $17,000,000 in cash as part of that sale.  None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.  However, Esperanza has published a Preliminary Economic Assessment which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study. The cumulative loss since the Issuer’s inception of the development stage, according to IFRS, is ($22,940,507). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares or by seeking joint venture partners to share in the cost of project development. Any future additional equity financing would cause dilution to current stockholders.

\

Esperanza currently has 3,826,000 share purchase options and 3,062,846 share purchase warrants outstanding. If all of the share purchase options and warrants were exercised, the number of common shares issued and outstanding would increase from 51,432,321 (as of April 19, 2012) to 58,321,167.

This represents an increase of 13.4% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend on the efforts of its Senior Management particularly its President, William Pincus; its Senior Vice President, Mr. J. Stevens Zuker; its Chief Financial Officer, Mr. David Miles; its Vice President - Exploration, Mr. William Bond; its Vice President - Exploration, and Vice President - Chief Geologist, Dr. Paul Bartos and its Corporate Secretary, Ms. Kim Casswell. The issuer also relies on Mr. Steve Ristorcelli, a member of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on Brian Bayley and George Elliott because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As at 04/19/2012 there are 3,826,000 share purchase options outstanding which, if exercised, would result in an additional 3,826,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Esperanza.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Company Act (the “Old Act”).   Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the Old Act.  As a consequence, all British Columbia companies are now governed by the New Act. There are no residency requirements for directors under the New Act, however, two of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

RISKS AND UNCERTAINTIES

There is a risk that the Company may not be able to satisfy all of its commitments on option agreements to acquire mineral properties.

From time to time Esperanza earns interests in properties through an option agreement and acquisition of title to the property is only completed when the option conditions have been met.  These conditions generally include making property payments and incurring exploration expenditures on the properties.  If the Company does not satisfactorily complete the option conditions in the time frame laid out in the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The Company is affected by political and foreign currency risks.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration conducted.

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

The Company will be subject to competition from other exploration and mining companies.

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

   Website: www.epzresources.com

   Email: kcasswell@seabordservices.com

The contact person is: Mr. William Pincus, President and Chief Executive Officer.

The Issuer's fiscal year ends December 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “EPZ”.

Effective June 6, 2005, the authorized capital of the Issuer was changed to an unlimited number of common shares without par value. At 12/31/2011, the end of the Company's most recent fiscal year, there were 51,032,321 common shares issued and outstanding.

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

Fiscal 2007

Private Placement (10)

Issued for property option (11)

Exercise of Broker Share Purchase Warrants (8)

Exercise of Share Purchase Warrants(2)

Exercise of Share Purchase Warrants(1)

Exercise of Stock Options (5)

Exercise of Stock Options (3)

Exercise of Stock Options (4)

Exercise of Stock Options (7)

Exercise of Stock Options (9)

Exercise of Stock Options (6)

		4,110,000 40,000 406,750 15,742 1,515,484 60,000 50,000 25,000 25,000 57,000 15,000	$15,001,500 $85,000 $610,125 $23,613 $1,288,160 $24,000 $29,000 $13,250 $18,750 $88,920 $5,325
Fiscal 2008	Exercise of options (5) Exercise of options (12) Exercise of options (3) Issued for property (11) Exercise of options (7)	100,000 1,000,000 10,000 45,000 40,000	$40,000 $250,000 $5,800 $56,550 $30,000

Fiscal 2009	Exercise of options (13) Exercise of options (5) Exercise of options (4)	37,700 125,000 250,000	$26,016 $50,000 $132,500

Fiscal 2010

Private Placement (14)

Exercise of options (6)

Exercise of options (13)

Exercise of options (15)

Exercise of options (5)

Private Placement (16)

Exercise of options (9)

Exercise of options (17)

Exercise of options (18)

Exercise of options (19)

Exercise of options (20)

Exercise of options (21)

Exercise of Share Purchase Warrants(14)

Exercise of Share Purchase Warrants (16)

Private Placement (22)

		4,000,000 5,000 437,300 152,500 300,000 500,000 110,500 75,000 41,500 10,000 10,000 21,500 42,500 200,000 2,926,900	$5,000,000 $1,777 $301,737 $106,750 $120,000 $625,000 $172,380 $48,750 $58,100 $7,300 $6,900 $30,745 $74,375 $350,000 $6,000,145

Fiscal 2011	Exercise of Share Purchase Warrants (14) Exercise of options (23) Exercise of options (9) Exercise of options (13) Exercise of options (21)	262,700 200,000 250,000 10,000 2,000	$459,725 $280,000 $390,000 $6,900 $2,860
Fiscal 2012 (YTD)	Exercise of Share Purchase Warrants (14)	400,000	$700,000

(1)

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

(2)

This private placement consisted of the sale of 1,500,000 units at a price of $1.20 per unit.  Each unit consisted of one common share and one-half share purchase warrant.  These warrants were issued pursuant to a private placement.  Each whole warrant entitles the holder to purchase a further share at a price of $1.50 until August 21, 2007.

(3)

These shares were issued pursuant to the grant of incentive stock options on May 6, 2004 exercisable at $0.58 per share for a period of five years to certain directors, officers, employees and consultants of the Company.

(4)

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

(8)

These shares were issued to certain brokers as a finder’s fee pursuant to the private placement described in (4) above.

(9)

These shares were issued pursuant to the grant of incentive stock options on May 18, 2006 exercisable at $1.56 per share for a period of five years to directors, officers and consultants of the issuer.

(10)

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

(11)

The Issuer entered into an agreement with Exploraciones del Altiplano S.A. de C.V. and Compania Minera Terciario S.A. de C.V. to acquire a four year option on 7 gold and silver exploration properties in Mexico.

(12)

These shares were issued pursuant to the grant of incentive stock options on August 18, 2003 exercisable at $0.25 per share for a period of five years to directors of the Issuer.

(13)

These shares were issued pursuant to the grant of incentive stock options on May 22, 2009 exercisable at $0.69 per share for a period of five years to directors, officers, employees and consultants of the Issuer.

(14)

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

(16)

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

Capital Expenditures

Fiscal Year

Fiscal 2007	$138,975
Fiscal 2008	$9,794
Fiscal 2009	-
Fiscal 2010	$30,214
Fiscal 2011	$77,959

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

In August of 2011 the Company completed the sale of its minority interest in the San Luis joint-venture to Silver Standard Resources Inc., (“SSRI”) the majority owner and operator of San Luis.  The transaction was approved by the Boards of Directors of both companies and by Esperanza’s shareholders.  The Company received a payment of $17 million, the return of 6,459,600 Esperanza shares owned by SSRI and a one percent royalty on all production from the property.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2012

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.  The Issuer began 2011 with cash resources of $10,179,671.  During the year Esperanza received additional cash of $1,139,485 from the exercise of stock options and share purchase warrants and $17,000,000 in cash on the sale of its San Luis property.  At December 31, 2011 the Company had cash resources of $19,394,059 and working capital of $19,235,210 available to fund operations in 2012.

Use of Funds for Fiscal 2012

During Fiscal 2011 the Issuer expended $6,839,561 excluding stock based compensation on operating expenses including administrative expenses and exploration costs, and estimates that it will expend $1,420,000 during Fiscal 2012 on administration and up to $7,000,000 on exploration and development.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates that some additional personnel with mine development experience will be needed in order to advance the Cerro Jumil project.

United States vs. Foreign Sales/Assets

Except for the sale of its San Luis property in 2011 the Issuer has had no revenue during the past five fiscal years.

At 12/31/2011, 12/31/2010, 12/31/2009, the Issuer’s assets were located in North America, Mexico and Peru.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Mexican, Peruvian and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

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

The Issuer has wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V.), Peru (Esperanza Silver Peru S.A.C.), British Virgin Islands (Esperanza Exploration (BVI) Inc.), and Colorado (Esperanza Services, Inc.).

The Company also held a 26.8% interest in Global Minerals Ltd. after Global’s financing which completed on March 22,2012.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 4,200 sq. ft., shared by seven other companies at 543 Granville Street, Suite 501, Vancouver, British Columbia CANADA V6C 1X8.  The Issuer began occupying these facilities on May 1, 2011.

The Issuer’s mineral properties are located in the following areas:

The Pucarana, Abra Roja, Sayrirosa, Colqui Orcco, Cori Rumi, Sante Fe, Guadelupe and Utcucocha projects are located in Peru. The Cerro Jumil (formerly La Esperanza), Gallos Blancos, Biricu and Providencia projects are located in Mexico.

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

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this document are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

1. The San Luis Property Disclosure - current royalty interest and sale terms

The joint-venture arose from the Peru Prospecting Joint Venture. Under the terms of the agreement Silver Standard Resources Inc. (“Silver Standard”) increased its ownership to 55 percent by spending the US$500,000 in December 2006. The subsequent US$1,500,000 was spent by the partners according to their ownership interests during the first quarter of 2007. Silver Standard elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study. Thereafter, Silver Standard had the right to increase its interest to 80% by funding the property through to production.

Location

The San Luis project is located in central Ancash Department, Peru. It is located approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine. See the following San Luis Property Map.

The property consists of 36 mineral concessions covering approximately 25,038 hectares.

2011 Activities

In the third quarter of 2011 the Company sold its minority interest in the San Luis project to Silver Standard Resources Inc. and received a cash payment of $17 million, the return of approximately 6.5 million Esperanza shares which Silver Standard owned, for cancellation and a 1 percent net smelter return royalty on all production.

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

The property consists of the following concessions:

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059

Location

The property, centered at 18O46’N, 99O16’W, is located 80 kilometers south of Mexico City, and 12 kilometers from Cuernavaca in the State of Morelos.

PROJECT LOCATION
Cerro Jumil
MORELOS, MEXICO

MEXICO
Mexico City
Morelos
Acapulco

Mexico City
Cuernavaca
Cerro Jumil
MORELOS
Iguala
N
0
50km
EPZ 10.0 5-06

Accessibility, Climate, Infrastructure and Physiography

Access to the property is by paved road to 7 kilometers north of Alpuyeca along Morelos Highway 55 to where a dirt road turns off to the landfill, and then continues 2.75 kilometers onto the property.  The road is passable year round by 2-wheel drive vehicles.

Topography is relatively rugged, varying from 1,100 to 1,450 meters.  Outcrop exposure is excellent on the slopes of the hills and float is abundant on the flats.  Vegetation in the form of trees and shrubs is extensive in the wet season that occurs from June to October.  It is possible to work on the property year round.

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

In 1998 Teck completed four diamond drill holes totaling 822 meters. Teck returned the property to Recursos in 1998.

Prior to the expiry date of the exploration concession in 2000, Recursos applied for an exploitation concession that was granted on March 5, 2002.

Recursos carried out two programs of rock chip sampling in 1994 and 2002.  A total of 118 samples were taken from outcrop and float.

In 2002 Geo Associados S.A. de C.V. completed 20 kilometers of gradient time domain Induced Polarization and Resistivity surveys for Recursos.  The survey extended the previous geophysical survey to the north and south.  The lines cross the east and west contact zones at a good angle but are parallel to the north and south areas.

The 1997 survey indicates that the interpreted anomalies are at a depth of 200-300 meters and the 2002 survey was designed to look at similar depths.

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

2008 Activities

In 2008 the Company completed 8,200 meters of drilling on the Cerro Jumil project leading to a grand total of 32,300 meters now completed for the project. This led to the publication of an initial resource estimate which has been superseded by a subsequent estimate in 2010 and based on significantly more drilling.

2009 Activities

The Company completed a Preliminary Economic Assessment of the project incorporating the results of the resource estimate, preliminary metallurgical test work, a preliminary mine design and initial operating and capital cost estimates. This has been superseded by an Updated PEA published in 2011.

2010 Activities

During 2010 the Company completed a drilling program of approximately 10,000 meters. On September 16 it announced an updated Resource estimate. The newly calculated independent estimate includes 935,000 gold equivalent ounces in the measured and indicated categories and 233,000 gold equivalent ounces in the inferred category. Esperanza is now seeking drill permits for new exploration adjacent to the defined resource zones to test for extensions of mineralization.

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

The Company also began pilot-scale metallurgical testing. The tests were completed in 2011. The Company in collaboration with the Mexican National Institute of Archeology and History (the government entity with jurisdiction over archeological matters) conducted a detailed review of the Cerro Jumil project area. Certain areas were identified for follow-up excavation and salvage.

2011 Activities

During 2011 the Company completed an updated Preliminary Economic Assessment based upon the 2010 resource estimate, results from metallurgical testing and preliminary engineering studies. The company foresees an open-pit, heap-leach mine recovering approximately 100,000 ounces of gold per year. The results of the PEA are summarized in the table below.

Cerro Jumil PEA Summary September 2011
Base Case Assumptions	50 mm Crush	Run-of-Mine
Mineral Resources in Mine Plan Au (000 ounces) Ag (000 ounces)	M&I Inf. 741 82 1,635 3,114	Same
Average Grade Au g/tn Ag g/tn	0.72 0.40 1.6 15.2	Same
Annual Throughput (million tn/yr)	7.3	7.3
Mine Life (yrs)	6	6
Average Annual Production (gold ounces 000)	106	92
Gold Recovery	75%	65%
Silver Recovery	25%	25%
Waste to Ore Strip ratio	2.2	2.2
Gross Revenue ($1150 Au) ($ million)	$735	$640
Operating Costs - net of silver credit ($/ oz Au)	$499	$477
Total Capital (excludes initial working capital) ($ million)	$120.6	$106.6
Economic Indicators (After Tax)
Gold Price ($/oz)	$1150	$1150
Silver Price ($oz)	$21	$21
Royalty Rate	3%	3%
NPV (0%) ($ million)	$186	$161
NPV (5%) ($ million)	$122	$107
IRR	27%	26%
For mine planning purposes as used in this Preliminary Economic Assessment a 0.20 g/tn cut-off-grade was used.

The preliminary economic assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Continued investigation of the archeological significance of the site as well as reconstruction and inventory activities were done under the supervision of Mexican National Institute of Archeology and History. As a result most site areas were approved for mining purposes. A small area was excluded from mining but the Company doesn’t expect any significant impact on proposed mining activities. Further areas were identified for additional investigation prior to their release for mining.

2012 Activities

As a result of the positive PEA the Company made the decision to take the project to the feasibility level of design. On-going activities consist of continued drilling to develop new resources, extensive metallurgical sampling and testing, geotechnical/pit-slope stability studies and negotiations with the local community for long-term access agreements.

3. Other Exploration Properties

The Company also maintains a portfolio of other early-stage exploration projects.

Continuing or new properties consist of: Pucarana, Colqui Orcco, Guadalupe, Lourdes, Paúcar, Pucará, Santa Lucia, Navidad, Santo Tomás and Utcucocha in Peru. The Abra Rojo property was transferred to SSO in the San Luis sale and the Sayrirosa, Cori Rumi, Cangalle and Santa Fe properties have been abandoned. Its exploration property position in Mexico consists of Biricu, Gallos Blancos, and El Canario.

On Dec 30, 2010 the Company reached an agreement with Votorantim Metais – Cajamarquilla S.A. to provide Votorantim a purchase-option for Esperanza’s Guadalupe property in Peru. Under the terms of the agreement, Votorantim must spend $1.85 million over the four year option period. To exercise the option Votorantim must pay $2 million. Esperanza will retain a 2.5 percent net smelter return royalty on all production from the property. During 2011, Votorantim met the minimum expenditure requirements to continue the agreement in 2012.

In May 2007, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Estrella Gold’s Pucarana Gold Property (“Pucarana”), located in southern Peru. Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary). Esperanza had to make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date. Esperanza had to make the following cash payments: US$30,000 upon signing the agreement (paid) and US$50,000 upon exercising the option to earn an additional 9% interest.

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

On March 22, 2011 the Company received the drilling permit for Pucurana. The Company completed an initial drilling campaign in the first half of 2011. The company notified Estrella Gold on November 1st, that it had met the work expenditures and has elected to Exercise the First Option of earn-in to 51%, and through continued expenditures has earned a 60% interest in the property.

In December, 2011 the Company signed a purchase option agreement with Citation Resources Inc concerning the Biricu property. Under the terms of the agreement Citation has the right to acquire 100% of the property by making exploration expenditures of $4 million and the issue of 1,050,000 common Citation shares to Esperanza over a four-year period. In addition, Citation will grant a 2% net smelter return royalty on all metal production. It will also make a one-time payment, upon completion of a definitive feasibility study, of $10 per ounce of defined gold resource payable in Citation shares or cash.

On October 18, 2011, Esperanza signed an option to purchase agreement with Rene Zuazua Guzman, owner of two key mining concessions in the El Canario project area.  Terms of the agreement which cover 100% of the concessions and which can be terminated at any time are property payments totaling $490,000 over 5 years. Esperanza will grant Mr. Zuazua a 2% net smelter return royalty over mineral production from the property. It can be purchased at any time for $1 million. Agreements with all surface holders have now been successfully completed and drill permits are in process.

In 2009 the Company abandoned the Cori Jirca project in Peru.

In 2010 the company abandoned the Providencia property in Mexico.

In 2011 the company abandoned the Cangalle, Cori Rumi, Santa Fe, and Sayrirosa properties in Peru.

In 2011 the company transferred the Abra Rojo property to SSO in the sale of San Luis to SSO.

Appropriate charges have been taken and are described in the accompanying financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2011 and 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at April 25, 2012 and should be read in conjunction with the audited annual consolidated financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the years ended December 31, 2011 and 2010 and the related notes thereto.

Those consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are Esperanza’s first annual consolidated financial statements presented in accordance with IFRS.  Previously the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.  All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

NEW ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

On January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information the effective transition date is January 1, 2010.  Notes 2 and 17 to the condensed consolidated annual financial statements provide more detail on the significant Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards and optional exemptions for significant or potentially significant issues that have an impact on the Company’s financial statements on transition to IFRS.  There was no significant impact on the statement of cash flows.

Below are the financial statements as prepared under GAAP for 2010 and reconciled to IFRS:

Reconciliation of Assets, Liabilities and Equity as at January 1, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 5,584,553	$ -		$ 5,584,553
Receivables	255,987	-		255,987
Prepaid expenses and deposits	17,739	-		17,739
	5,858,279	-		5,858,279

Furniture and equipment	49,076	-		49,076
Mineral properties	13,363,266	(11,615,242)	(a)	1,748,024
	$ 19,270,621	$ (11,615,242)		$ 7,655,379

Liabilities
Current
Accounts payable and accrued liabilities	$ 260,135	$ -		$ 260,135

Shareholders' Equity
Share capital	34,960,559	-		34,960,559
Other reserves	5,961,586	-		5,961,586
Deficit	(21,911,659)	(11,615,242)	(a)	(33,526,901)
		-
	19,010,486	(11,615,242)		7,395,244

	$ 19,270,621	$ (11,615,242)		$ 7,655,379

Reconciliation of Assets, Liabilities and Equity as at December 31, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 10,179,671	$ -		$ 10,719,671
Receivables	273,675	-		273,675
Prepaid expenses and deposits	43,703	-		43,703
	10,497,049	-		10,497,049

Furniture and equipment	44,070	-		44,070
Investment in associated company	2,894,157			2,894,157
Mineral properties	15,593,745	(13,846,735)	(a)	1,747,010
	$ 29,029,021	$ (13,846,735)		$ 15,182,286

Liabilities
Current
Accounts payable and accrued liabilities	$ 463,007	$ -		$ 463,007
		-

Shareholders' Equity		-
Share capital	45,137,136	-		45,137,136
Other reserves	9,067,990	-		9,067,990
Deficit	(25,639,112)	(13,846,735)	(a)	(39,485,847)

	28,566,014	-		14,719,279
		$ -		9,067,990
	$ 29,029,021	$ (13,846,735)		$ 15,182,286

Reconciliation of Loss and Comprehensive Loss for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

OPERATING EXPENSES
Accounting and legal	$ 281,481	$ -		281,481
Amortization	15,633	-		15,633
Directors’ fees	99,606	-		99,606
Exploration expenses	805,001	2,257,209	(a)	3,062,210
Foreign exchange	(10,640)	-		(10,640)
Investor relations and shareholder information	448,688	-		448,688
Office costs	266,453	-		266,453
Salaries and administration fees	721,486	-		721,486
Share-based compensation	1,003,744	-		1,003,744
Transfer agent and regulatory fees	87,541	-		87,541
Travel and related costs	21,887	-		21,887
LOSS FROM OPERATIONS	(3,740,880)	(2,257,209)		(5,998,089)

OTHER ITEMS
Equity in loss of associated company	(11,808)	-		(11,808)
Interest income	54,999	-		54,999
Miscellaneous income	2,850	-		2,850
Write-off of mineral properties	(32,614)	25,716	(a)	(6,898)
	13,427	25,716		39,143

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,727,453)	(2,231,493)		(5,958,946)

Basic and diluted loss per share	$ (0.07)	$ (0.04)		$ (0.11)

Weighted average number of shares outstanding, basic and diluted	52,419,610			52,419,610

Reconciliation of Cash Flows for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

CASH FLOWS FROM (TO)

OPERATIONS
Net loss for the year	$ (3,727,453)	$ (2,231,493)		$ (5,958,946)
Items not affecting cash:
Amortization	25,261	-		25,261
Amortization included in exploration expense	-	9,959		9,959
Equity in loss of associated company	11,808	-		11,808
Share based payments	1,003,744	-		1,003,744
Write-off of mineral property costs	32,614	(25,716)		6,898

Changes in non-cash working capital items:
Receivables	(17,688)	-		(17,688)
Prepaid expenses	(25,964)	-		(25,964)
Accounts payable and accrued Liabilities	164,815	38,057		202,872
	(2,532,863)	(2,209,193)		(4,742,056)

INVESTING
Investment in associated company	(2,905,965)	-		(2,905,965)
Mineral properties	(2,215,077)	2,209,193		(5,884)
Equipment	(30,214)	-		(30,214)
	(5,151,256)	2,209,193		(2,942,063)

FINANCING
Shares issued for cash	12,279,237	-		12,279,237
	12,279,237	-		12,279,237

Change in cash and cash equivalents in the year	4,595,118	-		4,595,118

Cash and cash equivalents, beginning of year	5,584,553	-		5,584,553

Cash and cash equivalents, end of year	$ 10,179,671	$ -		$ 10,179,671

Note to Reconciliations

a)

Under GAAP, the Company followed the policy of capitalizing mineral property acquisition, exploration and development costs.  Upon the adoption of IFRS the Company has decided to capitalize only mineral property acquisition costs and expense exploration and development costs.  All of the changes on the preceding reconciliations of balance sheets, statements of loss and comprehensive loss and statements of cash flows are the result of this change in accounting policy.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties identified elsewhere in this MD&A, actual results may differ materially from current expectations.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico. In October of 2010 it announced a strategic investment which resulted in a 36% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.  This interest has subsequently declined to approximately 27%.  The Company continues to identify and explore new precious metal projects in Mexico and Peru.

EXPLORATION REVIEW

Cerro Jumil, Mexico

In September 2011 the Company completed an updated Preliminary Economic Assessment (“PEA”) on the property.  The results of the of the study provide confidence that the project can be economically viable and Esperanza now plans to initiate a full feasibility study with a goal of ultimately advancing Cerro Jumil to production (refer to the news release dated September 13, 2011).As a result the Company has made the decision to continue expansion drilling, optimize metallurgical testing and design and otherwise continue efforts to advance the project and prepare a full feasibility study. In February of 2011 the Company received agreement from the competent archaeological authorities in Mexico to allow mining activity in the Cerro Jumil project area subject to a program to excavate and salvage minor sites that had previously been identified. That program was completed and as a result additional areas have been approved for mining. Certain areas have been excluded from mining but the Company does not anticipate any significant impact on proposed operations. A final program will review certain additional areas for final release for mining purposes.

San Luis Project, Peru

In the third quarter of 2011 Esperanza completed the sale of its interest in the project to Silver Standard for $17 million in cash, the return and cancellation of the approximately 6.5 million Esperanza shares owned by Silver Standard and a 1 percent net smelter return royalty on all production from the property.  As a result of the completion of the sale, the Company awarded a bonus of $651,325 to certain members of management and staff.

Pucarana, Peru

On March 5, 2007 the Company reached an agreement on the Pucarana, Peru mineral property with Estrella Gold Corporation (“Estrella”).  Pursuant to the agreement, Esperanza had an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year.  A cash payment of US$30,000 was paid on signing of the definitive agreement and a second payment of US$50,000 was due if Esperanza elected to exercise the right to earn the additional 9% interest.

Esperanza completed a first phase of trenching and sampling over potential mineral zones.  Then the Company reached an agreement with the Chilcaymarca Community to conduct exploration and drilling and a drill program began on the Pucarana project in April of 2011. The Company drilled 1,482 meters in the first half of this year. Results did not meet the requirements of the joint-venture partners to continue exploration activities and they are considering their alternatives. The Company incurred exploration expenditures in excess of the US$650,000 requirement within the prescribed time limits and exercised its option to acquire a 51% interest in the property.  The exploration expenditures in excess of US$650,000 were subject to proportionate contribution rules (51% Esperanza – 49% Estrella).  Estrella decided not to contribute their 49% share of the excess expenditures and as a result Esperanza’s interest in the property increased to 60% and Estrella was diluted to 40%.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three concessions totaling 44,333 hectares in the Guerrero-Morelos gold belt, three concessions plus an option on two other concessions totaling 9521 hectares in the El Canario project, Nuevo Leon, and three concessions totaling 12510 hectares in the Gallos Blancos project, San Luis Potosi. Agreements with all surface owners for the El Canario and Gallos Blancos projects have been made and drill permits have been applied for. All properties are early-stage exploration and are as yet undrilled.

In Peru the Company controls 10 projects totaling 16,853 hectares.  Votorantim Metais has an option to purchase agreement concerning the Guadelupe property. At the Pucarana property the company has earned a 60% ownership and is considering continued exploration and strategic alternatives. The Colqi Orcco property has been drill tested and will be abandoned in 2012. The remaining seven properties are early stage exploration, 100% owned by the company, and are being advanced through surface exploration to drill status.

RESULTS OF OPERATIONS

Year Ended December 31, 2011

The Company recorded net income of $16,545,340 for the year ended December 31, 2011 (2010 - loss of $5,958,946).  The net income for 2011 compared to the loss in 2010 was due to the gain on the sale of the San Luis property and lower share based compensation which were partially offset by higher exploration expenses and a higher loss on its equity position in an associated company.  Share based compensation was lower in 2011 because fewer options were granted than in the prior year and the grant date fair value was less per option.  Exploration expenses were higher in 2011 due to increased activity on Cerro Jumil which included an update to the initial PEA and higher activity on both the Colqui Orcco and Pucarana projects which included drilling.  Esperanza incurred a greater loss on its equity in Global Minerals Ltd. (“Global”) in 2011 because it held its investment in that company for the entire year and therefore picked up a full year’s operating loss whereas in 2010 the Company only acquired its equity position in Global in December of 2010 and picked up less than one month of Global’s annual loss.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

In October and November 2010, Esperanza made a strategic investment of approximately $2.9 million in Global Minerals Ltd. (“Global”).  Global’s primary asset is the Strieborna silver-copper deposit in Slovakia.  This is an advanced-stage exploration project. In October 2011 Esperanza exercised all 2,079,951 of its Global share purchase warrants for a total cash investment of $1,143,973.  Esperanza now owns 25,573,184 Global common shares which represented an approximate interest of 32%.  In March of 2012 Esperanza purchased 3,333,333 units of a Global Minerals private placement at a price of $0.45 per unit for a total investment of $1,500,000.  Each unit was comprised of one common share and one common share purchase warrant.  As a result of this financing, the Company’s interest in Global was reduced to 27%.

During the quarter ended December 31, 2011 Esperanza held an equity interest in Global of approximately 32%.  This investment is being accounted for by the equity method.  The table below summarizes Global’s financial position as at December 31, 2011 and 2010.

	December 31, 2011 $	December 31, 2010 $

Cash and cash equivalents	3,011,000	4,088,000
Other current assets	811,000	185,000
Long-term assets	3,668,000	2,356,000
Current liabilities	(404,000)	(162,000)
Future income tax liability	-	-
Net Assets	7,086,000	6,467,000

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2011 with working capital of $10,034,042 and had working capital of $19,235,210 at December 31, 2011.  The significant increase in working capital was due to the receipt of $17,000,000 on the sale of the San Luis property partially offset by the costs of disposal, the loss from operations and its investment in Global.  Subsequent to year end, Esperanza received $700,000 on the exercise of share purchase warrants and invested $1,500,000 in a Global private placement.  The net result was a reduction of capital resources by $800,000.  However, the Company currently has sufficient capital resources to cover its exploration expenses and administrative costs for the next twelve months.

OUTSTANDING SHARE DATA

There are 51,432,321 common shares issued and outstanding and 3,826,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option and which expire from September 12, 2012 through to November 22, 2016.  All of the outstanding options have vested except for 125,000 options which were granted on November 22, 2011.  The Company has 3,062,846 common share purchase warrants outstanding with an exercise price of $2.75 per warrant.  These warrants expire on December 22, 2012.

SELECTED ANNUAL FINANCIAL INFORMATION

	December 31,	December 31,
	2011	2010
Operating Expenses	$ (7,371,087)	$ (5,998,089)
Net Income (Loss)	16,545,340	(5,958,946)
Net Income (Loss) per Share – Basic and Diluted	0.30(1)	(0.11)
Total Assets	22,933,881	15,182,286

Cash Flows (Used In):
Operating	$ (6,706,943)	$ (4,742,056)
Investing	14,781,846	(2,942,063)
Financing	1,139,485	12,279,237
Net Increase (Decrease) in Cash	9,214,388	4,595,118

(1)

Diluted income per share was $0.29 in 2011.

2011

For 2011, the Company had net income compared to a loss in 2010 due to the significant gain on sale of the San Luis property in 2011 and due to lower share based compensation.  These favorable variances were partially offset by higher exploration expenses and an increase in the equity in the loss of Global.

In 2011 cash was generated from investing activities due to the sale of the San Luis property partially offset by an additional investment in Global whereas in 2010 the use of $2.9 million in investing activities was almost entirely due to the initial investment in Global.  Cash generated by financing activities was much lower in 2011 because the Company had three private placements in 2010 which raised gross proceeds of $11.6 million, whereas there were no equity financings in 2011.

2010

For 2010, Esperanza had a higher net loss than in 2009 due to higher costs for: stock-based compensation, exploration, accounting and legal and investor relations.  The loss was also higher due to lower interest earned due to lower interest rates on invested cash balances.  Exploration costs were higher for two reasons.  When the Company converted to IFRS, it changed its accounting policy with respect to the capitalization of exploration costs and under IFRS decided to expense these costs.  The information presented above for 2009 is based on Canadian GAAP (“GAAP”) and under GAAP the Company capitalized exploration costs $1,785,562 which would have been expensed under IFRS.  The second reason that exploration expenditures were higher in 2010 compared to 2009 was due to more regional reconnaissance work being conducted in Peru and Mexico.  Investor relations costs were higher due to an increased activity level in activity and costs for advertising, investor conferences, consultants and management’s time.  These higher costs were partially offset by a favorable exchange variance from the prior year, mainly because the value of the Mexican peso was less volatile compared to the Canadian dollar in 2010 than in 2009.

Cash used in investing activities was higher than for 2009 due to the investment in Global Minerals.  Cash proceeds from financing activities were much greater than in 2009 due to the three private placements completed during the year and also due to option and warrant exercises.

Critical Accounting Policies and Estimates

Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are Esperanza’s first consolidated annual financial statements presented in accordance with IFRS.  Previously the Company prepared its consolidated annual financial statements in accordance with Canadian GAAP.

Basis of Presentation

These consolidated annual financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting, except for cash flow information.  The preparation of financial statements requires management to make judgments estimates and assumptions that affect the application of the policies and reported amounts of assets and liabilities, revenue and expenses.  Actual results may differ from these estimates.  The preparation of these consolidated annual financial statements resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP (“GAAP”).

The accounting policies set out below have applied consistently to all periods presented in these consolidated annual financial statements.  They also have been used in preparing an opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, “First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the following 100% owned subsidiaries:

Name	Place of Incorporation	Principal Activity
Esperanza Services Inc.	Colorado, United States of America	Service company
Esperanza Silver de Mexico SA de CV	Mexico	Exploration company
Esperanza Exploration (BVI) Inc.	British Virgin Islands	Holding company
Esperanza Silver Peru S.A.C.	Peru	Exploration company

Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated annual financial statements.

Business Combinations

Business combinations that occurred prior to January 1, 2011 were not accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed in Note 17.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity investments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.  The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The Company has determined that the functional currency of its foreign subsidiaries is the Canadian dollar.  Exchange differences arising from the translation of the net investment in its subsidiaries are recorded as a gain or loss on foreign currency translation in the statement of comprehensive income.

Financial Instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held‐to‐maturity, available‐for‐sale, loans‐and receivables or at fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. FVTPL has two categories: designated and held for trading. The Company’s cash and short‐term money market investments are classified as FVTPL.  Cash and cash equivalents in the statement of financial position comprise of cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  The company’s cash and cash equivalents are invested with major financial institutions in business accounts and term deposits which are available on demand by the Company for its exploration programs and administrative expenses, and are not invested in any asset backed securities.

Financial assets classified as loans‐and‐receivables and held‐to‐maturity are measured at amortized cost. The Company’s trade and other receivables are classified as loans and receivables.  Financial assets classified as available‐for‐sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. The Company’s trade and other payables are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at each financial position reporting date.  Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.  For unlisted shares classified as available for sale (“AFS”), a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and assets that are assessed not to be impaired indirectly are subsequently assessed for impairment on a collective basis.  The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account.  When an amount receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.  In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss.  Any increase in fair value subsequent to an impairment loss is recognized directly in equity.  The Company does not have any derivative financial instruments.

Exploration and Evaluation Assets and Expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis.  Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement.  Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized.    The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

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

Capitalized acquisition costs are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral properties is dependent on successful development and commercial exploitation, or alternatively, the sale of the respective areas of interest.

Property, Plant and Equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.  The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.  Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the straight-line method at various rates ranging from 10% to 33 1/3% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Equity Investments

Equity investments are carried on the consolidated balance sheet at cost, adjusted for post-acquisition changes in the Company’s share of entity’s net assets less any impairment in the value of the investment.  Losses in excess of the Company’s interest in the entity are recognized only to the extent that the Company has incurred legal obligations on behalf of the entity.

Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is established to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.  For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.  Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the offset of current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Restoration, Rehabilitation and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Earnings (Loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated annual financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

the recoverability of amounts receivable and prepayments which are included in the consolidated annual statements of financial position;

b)

the carrying value of the investment in mineral properties and the recoverability of the carrying value which are included in the consolidated annual statement of financial position;

c)

the estimated useful lives of property, plant and equipment which are included in the consolidated annual statements of financial position and the related depreciation included in the annual consolidated statement of comprehensive income (loss) for the year ended December 31, 2011;

d)

the inputs used in accounting for share purchase option expense in the consolidated annual statements of comprehensive income (loss); and

e)

the nil provision for income taxes which is included in the consolidated annual statements of comprehensive income (loss) and composition of deferred income tax assets and liabilities included in the consolidated annual statement of financial position at December 31, 2011.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.  This revised standard applies to annual periods beginning on or after January 1, 2013.

IAS 12 Deferred Tax: Recovery of Underlying Assets amends the current standard to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally be through sale.  As a result of the amendments, SIC-21 Income Taxes – Recovery of Revalued Non-depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.  This revised standard applies to annual periods beginning on or after January 1, 2012.

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) revises the current standard regarding the way other comprehensive income is presented.  The amendments are as follows:

•

Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e. either as a single “statement of profit or loss and comprehensive income” or a separate statement of profit or loss and a statement of comprehensive income – rather than requiring a single continuous statement as was proposed in the exposure draft

•

Require entities to group items presented in OCI based on whether they are potentially re-classifiable to profit or loss subsequently, i.e. those that might be reclassified and those that will not be reclassified

•

Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax.

The revised standard is applicable to annual reporting periods beginning on or after July 1, 2012.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

FINANCIAL INSTRUMENTS

Financial Risk Management

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks.  By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments.  The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at December 31, 2011 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 2,700 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2011 are mainly held in savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 14 (b) of the December 31, 2011 annual consolidated financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

OUTSTANDING SHARE DATA

There are 51,432,321 common shares issued and outstanding and 3,826,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option and which expire from September 12, 2012 through to November 22, 2016.  All of the outstanding options have vested except for 125,000 options which were granted on November 22, 2011.  The Company has 3,062,846 common share purchase warrants outstanding with an exercise price of $2.75 per warrant.  These warrants expire on December 22, 2012.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011 the Company paid $196,800 (2010 - $196,800) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At December 31, 2011, the Company was indebted to Seabord in the amount of $nil (2010 - $2,480).  At December 31, 2011 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2010 - $10,000) which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

During the year ended December 31, 2011, Esperanza recorded the following amounts as salaries and bonuses to senior management: Bill Pincus, President - $484,853, Steve Zuker, Vice-President - $219,377, Bill Bond, Vice-President - $219,377 and Paul Bartos, Vice-President - $219,377.  David Miles, the chief financial officer and Kim Casswell, the corporate secretary, are employees of Seabord and received no management compensation directly from Esperanza.  Esperanza’s directors who are not part of management are paid directors’ fees.  For the year ended December 31, 2011 directors’ fees were accrued or paid in the following amounts to: George Elliott - $25,000, Brian Bayley - $23,500, Steve Ristorcelli - $22,500 and Geoff Chater - $9,912.

5.E

Off-Balance Sheet Arrangements

The Company has no Off-Sheet Balance Arrangements.

5.F

Tabular Disclosure of Contractual Obligations

The Company has the following Contractual Obligation:

	Total	Less Than 1 Year	2-3 Years	3-5 Years
Denver Office Lease	$ 36,400	$ 36,400	$ -	$ -

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

04/25/12

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	58	September 30, 2002
Brian E. Bayley (1)(2)(3)	Director	59	December 14, 1999

Steve Ristorcelli (1)(2)(3)	Director	56	June 2, 2005
George Elliott (1)(2)(3)	Director	69	August 29, 2009

J. Stevens Zuker	Senior Vice President	58	September 23, 2005
David L. Miles	Chief Financial Officer	61	June 10, 2004
Kim Casswell	Corporate Secretary	55	April 2, 2004
William Bond	V. P. Exploration	60	August 1, 2003
Paul Bartos	Vice President, Chief Geologist	54	January 22, 2007

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

Brian Bayley (Director)

Mr. Bayley is a director and Resource Lending Advisor for Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX and NYSE Amex listed resource lending corporation.  Mr. Bayley also serves as the President and Director of Ionic Management Corp., a private management company, providing various consulting, administrative, management and related services to publicly traded companies.

Steve Ristorcelli (Director)

Mr. Ristorcelli has been the Principal Geologist with Mine Development Associates (Reno, Nevada) since 1990.  In total, Mr. Ristorcelli has 34 years of experience in the mining industry, in both exploration and development, mainly in North America and Latin America.  Presently his primary area of interest is resource evaluation using methods that synthesize geology and statistics.  Mr. Ristorcelli is a registered geologist with the American Institute of Professional Geologists, the State of California and the State of Wyoming Board of Professional Geologists.

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

Paul J. Bartos (Vice President and Chief Geologist)

Dr. Bartos joined the company in January 2007 to assist in overseeing its exploration activities in Mexico and South America as the Company expands its programs, and the Cerro Jumil bulk-tonnage gold deposit in Mexico. In 2005 and 2006 Dr. Bartos served on the Company's Executive Advisory Committee.

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

Mr. Miles has been the Chief Financial Officer for the Issuer since June 2004.  Mr. Miles is a Chartered Accountant with a B.Sc. in Geology who has over 20 years of experience in a large multinational corporate environment, primarily with Cominco Ltd. While with Cominco, he held various positions in corporate finance and was most recently Exploration Controller, responsible for the financial reporting of the corporation’s eight international exploration subsidiaries as well as reporting for Canadian based exploration.  From 2002 to 2004, Mr. Miles was the corporate controller for Viceroy Resource Corporation, which changed its name to Quest Capital Corp. after merging with Quest Investment Corp. in June of 2003.  In March of 2004, Mr. Miles left Quest Capital Corp. to become Chief Financial Officer of Eurasian Minerals Inc., Sanu Resources Ltd. and Esperanza Resources Corp., all of which are listed on the TSX Venture Exchange.  He subsequently resigned as CFO of Sanu in 2007 and Eurasian in 2008 and has become CFO of Colombian Mines Corporation (2006) Nevgold Resource Corp. (2008), Lara Exploration Ltd. (2009), and Inca Pacific Resources Inc. (2010).  All of these companies are listed on the TSX Venture Exchange.

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

6.B.  Compensation

Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2011 ended 12/31/2011 was $716,434 paid to William Pincus, the President, J. Stevens Zuker, the Vice President, David Miles, the Chief Financial Officer, William Bond, the Senior VP Exploration, Paul Bartos, VP, Chief Geologist and Kim Casswell, Corporate Secretary of the Issuer. William Pincus, J. Stevens Zuker, William Bond and Paul Bartos became employees effective November 1, 2007 and accordingly two months of their annual remuneration was earned as salary.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.(5)

William Pincus, President	2011 2010 2009	160,762 153,722 171,352	50,995 50,010 52,470	Nil Nil Nil	100,000 300,000 100,000	Nil Nil Nil	Nil Nil Nil	273,096 Nil Nil

Michael (1) Halvorson, Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil 9,863 20,000	Nil 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Bayley, Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	23,500 25,000 20,000	50,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Ristorcelli, Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	22,500 25,342 22,500	50,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

George (2) Elliott, Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	25,000 25,500 22,000	50,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Geoffrey (3) Chater, Director	2011 2010 2009	Nil Nil N/A	Nil Nil N/A	Nil 13,795 N/A	75,000 100,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

William Bond, V.P. Exploration	2011 2010 2009	117,892 112,729 125,658	25,498 25,005 26,235	Nil Nil Nil	75,000 150,000 75,000	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil

Kim Casswell,(4) Corporate Secretary	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	49,500 45,000 42,100	Nil Nil Nil	Nil Nil Nil	10,000 Nil Nil

David L.(4) Miles Chief Financial Officer	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	49,500 45,000 43,200	Nil Nil Nil	Nil Nil Nil	10,000 Nil Nil

J. Stevens Zuker Senior Vice President	2011 2010 2009	117,892 112,729 125,658	25,498 25,005 26,235	Nil Nil Nil	75,000 150,000 75,000	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil

Paul Bartos Vice President, Chief Geologist	2011 2010 2009	117,892 112,729 125,658	25,498 25,005 26,235	Nil Nil Nil	75,000 200,000 75,000	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil

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

(5)

These amounts represent a discretionary cash bonus that was paid in recognition of the significant efforts and contributions made by senior management towards the discovery and development of the San Luis Project (the “Project”) in Peru and the subsequent sale of the Corporation’s interest in the Project to Silver Standard Resources Inc. in 2011.

Table No. 7

Stock Option Grants in Fiscal 2011 Ended 12/31/2011

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	100,000	12.83%	$1.49	06/10/2011	06/10/2016	$1.49

Brian Bayley	50,000	6.41%	$1.49	06/10/2011	06/10/2016	$1.49

Steven Ristorcelli	50,000	6.41%	$1.49	06/10/2011	06/10/2016	$1.49

George Elliott	50,000	6.41%	$1.49	06/10/2011	06/10/2016	$1.49

	Nil	N/A	N/A	N/A	N/A	N/A

William Bond	75,000	9.62%	$1.49	06/10/2011	06/10/2016	$1.49

Paul Bartos	75,000	9.62%	$1.49	06/10/2011	06/10/2016	$1.49

Kim Casswell	49,500	6.35%	$1.49	06/10/2011	06/10/2016	$1.49

David Miles	49,500	6.35%	$1.49	06/10/2011	06/10/2016	$1.49

J. Stevens Zuker	75,000	9.62%	$1.49	06/10/2011	06/10/2016	$1.49

Consultants	205,500	26.36%	$1.49	06/10/2011	06/10/2016	$1.49

The following table gives certain information concerning stock option exercises during Fiscal 2010 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2011

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable(2)
David Miles	Nil	Nil	49,500/0 @ $1.49 45,000/0 @ $1.43 50,000/0 @ $1.40	$0 $0 $0
Kim Casswell	Nil	Nil	49,500/0 @ $1.49 45,000/0 @ $1.43 50,000/0 @ $1.40	$0 0 0
William Bond	Nil	Nil	75,000/0 @ $1.49 150,000/0 @ $1.43 75,000/0 @ $1.40	$0 0 0
Paul Bartos	Nil	Nil	75,000/0 @ $1.49 200,000/0 @ $1.43 75,000/0 @ $1.40	$0 0 0
J. Stevens Zuker	10,000	$9,500	75,000/0 @ $1.49 150,000/0 @ $1.43 65,000/0 @ $0.69 75,000/0 @ $1.40	$0 0 32,500 0
William Pincus	100,000	$15,000	100,000/0 @ $1.49 300,000/0 @ $1.43 100,000/0 @ $0.69 100,000/0 @ $1.40	$0 0 50,000 0
Brian Bayley	Nil	Nil	50,000/0 @ $1.49 75,000/0 @ $1.43 50,000/0 @ $0.69 75,000/0 @ $1.40	$0 0 25,000 0
Steven Ristorcelli	75,000	$23,250	50,000/0 @ $1.49 75,000/0 @ $1.43 50,000/0 @ $0.69 75,000/0 @ $1.40	$0 0 25,000 0
George Elliott	Nil	$61,100	50,000/0 @ $1.49 75,000/0 @ $1.43 90,000/0 @ $0.69	$0 64,500 144,000

(1)

Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

(2)

The closing price of the Issuer’s common shares on the TSX Venture Exchange on December 31, 2011 was $1.19.

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  As at April 20, 2012, 3,826,000 stock options have been granted and 462,000 were exercised during Fiscal 2011. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

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

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2011.

Covered Employee	Compensation
William J. Pincus CEO	$336,567
J. Stevens Zuker Senior Vice-President	$123,408
Paul Bartos Vice-President & Chief Geologist	$123,408
William Bond Vice-President, Exploration	$123,408
Non NEOs	$419,416

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are:  Steven Ristorcelli, George Elliott and Brian Bayley. The Audit Committee met four times during Fiscal 2011.

The Issuer has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Issuer and then subsequently reviews this compensation. The current members of the Compensation Committee are:  George Elliott, Steven Ristorcelli and Brian Bayley.

The Issuer has a Corporate Governance Committee, which identifies individuals qualified to become Board Members and recommends candidates to fill Board vacancies and newly created Director positions.  The Committee also recommends whether incumbent Directors should be nominated for re-election to the Board upon expiration of their terms. The Committee will supervise and evaluate the Company’s securities compliance procedures and report to the Board on any necessary changes to such procedures and on the recommended adoption of any additional procedures.  The current members of the Corporate Governance Committee are:  George Elliott, Steven Ristorcelli and Brian Bayley.

6.D.  Employees

As of April 20, 2012, the Issuer had a total of 9 employees based in Peru: one General Manager and Senior Geologist, one Chief Geologist, two Project Geologists, one Logistician and Community Relations Manager, two Field Assistants, one Administrative Assistant and one Janitor.  The President, VP and Chief Geologist, Senior Vice-President, Vice-President of Exploration, Corporate Communications Manager, and 3 field technicians as based out of the Issuer’s Denver, Colorado office.  The remaining staff are hired as independent contractors. In November 2007, the Corporation, through its wholly-owned United States subsidiary located in Denver, Colorado, Esperanza Services, Inc., retained Mr. Pincus to act as its President, J. Stevens Zuker to act as its Senior Vice-President, Paul Bartos to act as its Vice-President & Chief Geologist and William Bond to act as its Vice-President.  See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.  Esperanza Services, Inc. also employs two geologists and two administrative staff.

6.E.  Share Ownership

Table No. 9 lists, as of April 20, 2012, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,886,568	3.67%
Common	Brian Bayley (2)	575,000	1.12%
Common	Steve Ristorcelli (3)	392,000	0.76%
Common	George Elliott (4)	220,000	0.43%
Common	William Bond (5)	414,600	0.65%
Options	Kim Casswell (6)	144,500	0.28%
Options	David Miles (7)	144,500	0.28%
Common	J. Stevens Zuker (8)	512,877	1.00%
Common	Paul Bartos (9)	425,100	0.83%

(1)

Of these shares, 600,000 are represented by currently exercisable share purchase options.

(2)

Of these shares, 250,000 are represented by currently exercisable share purchase options.

(3)

Of these shares, 250,000 are represented by currently exercisable share purchase options.

(4)

Of these shares, 215,000 are represented by currently exercisable share purchase options.

(5)

Of these shares, 300,000 are represented by currently exercisable share purchase options.

(6)

Of these shares, 144,500 are represented by currently exercisable share purchase options.

(7)

Of these shares, 144,500 are represented by currently exercisable share purchase options.

(8)

Of these shares, 365,000 are represented by currently exercisable share purchase options.

(9)

Of these shares, 350,000 are represented by currently exercisable share purchase options.

# Based on 51,432,321 shares outstanding as of 04/20/2012

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 04/20/2012, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	100,000 300,000 100,000 100,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/11/2016 6/08/2015 5/22/2014 2/08/2013

Brian Bayley	50,000 75,000 50,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

Steven Ristorcelli	50,000 75,000 50,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 05/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

George Elliott	50,000 75,000 90,000	$1.49 $1.43 $0.69	6/10/2011 6/08/2010 10/06/2008	6/10/2016 6/08/2015 10/06/2013

William Bond	75,000 150,000 75,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

Kim Casswell	49,500 45,000 50,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

David Miles	49,500 45,000 50,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

J. Stevens Zuker	75,000 150,000 65,000 75,000	$1.49 $1.43 $0.69 $1.40	6/10/2011 6/08/2010 5/22/2009 2/08/2008	6/10/2016 6/08/2015 5/22/2014 2/08/2013

Paul Bartos	75,000 200,000 75,000	$1.49 $1.43 $1.40	6/10/2011 6/08/2010 2/08/2008	6/10/2016 6/08/2015 2/08/2013

Consultants/Employees	200,000 205,500 261,500 35,000 60,000 245,000 200,000	$1.01 $1.49 $1.43 $0.70 $0.69 $1.40 $1.91	11/22/2011 6/10/2011 6/08/2010 6/10/2009 5/22/2009 2/08/2008 9/12/2007	11/22/2016 6/10/2016 6/08/2015 6/10/2014 5/22/2014 2/08/2013 9/12/2012

Total Officers/Directors

2,619,000

Total Employees/Consultants

1,207,000

Total Officers/Directors/Etc.

3,826,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of 1 persons/companies who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 04/20/2012, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sprott Inc.	8,346,563	14.57%

Based on shares outstanding as of 04/20/2012.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

7.A.2.  Canadian Share Ownership.

On 04/20/2012, the Issuer’s shareholders’ list showed 51,432,321 common shares outstanding and 3,577 registered shareholders.  The Issuer has researched the indirect holdings by depository institutions and other financial institutions estimates that there are:   510 holders of record" resident in Canada,  3,047 “holders of record" resident in the USA, and 20 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 6,724 beneficial owners of its common shares.

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

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2011 $Nil was owed to senior management and directors for consulting services.

Other than as disclosed above, there have been no transactions since 12/31/2011, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).  The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2011 and 2010 Ended December 31st

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

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 03/31/12	$1.66	$1.27
Month Ended 02/28/12	$1.75	$1.52
Month Ended 01/31/12	$1.82	$1.19
Month Ended 12/31/11	$1.37	$1.04

Fiscal Year Ended 12/31/2011	$2.27	$1.00

Fiscal Quarter Ended 12/31/11	$1.50	$1.00
Fiscal Quarter Ended 09/30/11	$1.80	$1.30
Fiscal Quarter Ended 06/30/11	$2.14	$1.40
Fiscal Quarter Ended 03/31/11	$2.27	$1.56

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of April 20, 2012 a total of 51,432,321 shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As at April 20, 2012, the following share purchase warrants are outstanding:

Number of Warrants Outstanding	Exercise Price	Expiry Date

2,926,900	$2.75	December 22, 2012

Share Purchase Broker’s Warrants

As at April 20, 2012, the following share purchase broker’s warrants are outstanding:

Number of Broker’s Warrants Outstanding	Exercise Price	Expiry Date
135,946	$2.75	December 22, 2012

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed by the New Act.  The New Act is intended to modernize and streamline company law in British Columbia.  The New Act permits an unlimited authorized share capital whereas the Old Act required that the authorized capital be fixed at a number approved by shareholders.  At the Company’s Annual and Special General Meeting held on June 2, 2005, shareholders of the Company passed a special resolution allowing for the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and that the Company’s Notice of Articles be altered accordingly.  On June 6, 2005, a Notice of Alteration was filed with the British Columbia Registrar of Companies allowing for the increase of the Company’s authorized share capital to an unlimited number of common shares. As of April 20, 2012 there were 51,432,321 common shares issued and outstanding.

As of 12/31/2011, 12/31/2010, and 12/31/2009 there were an unlimited number of common shares without par value authorized.

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

Fiscal 2008 Fiscal 2009 Fiscal 2010 Fiscal 2011

Exercise of stock options

Issued for Property Option

Reclassify contributed surplus

on exercise of options

Exercise of stock option

Reclassification on exercise of

stock options

Private placements

Exercise of stock options

Exercise of warrants

Reclassification on exercise of

stock options

Reclassification on exercise of

stock warrants

Exercise of stock options

Exercise of warrants

Reclassification on exercise of

stock options

Reclassification on exercise of

stock warrants

		1,150,000 45,000 - 412,700 - 7,426,900 1,163,300 242,500 462,000 262,700	$325,800 $56,550 $216,598 $208,516 $140,122 $11,000,425 $854,437 $424,375 416,789 68,451 $679,760 $459,725 298,060 67,129
Fiscal 2012	Exercise of warrants	400,000	$700,000

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

Rules pertaining to annual general and special general meetings of shareholders are described in Sections Ten of the Company’s Articles. These rules are summarized as follows:

10.1 The Company must, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, hold its first annual general meeting following incorporation, amalgamation or continuation within 18 months after the date on which it was incorporated or otherwise created and recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors; and

10.2 If all the shareholders entitled to vote at an annual general meeting consent by unanimous resolution under the Business Corporations Act to all of the business required to be transacted at that annual general meeting, the meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

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

11.2 The majority of votes required for the Company to pass a special resolution at a meeting of shareholders are two-thirds of the votes cast on the resolution.

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

1.6

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

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered into the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favor of or against the resolution.

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

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, makes them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting.  At the end of such three month period, the Company may destroy such ballots and proxies.

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

Letter of Intent between the Issuer and Silver Standard Resources Inc. dated February 28, 2011. (5)

o.

Share and Asset Purchase Agreement between the Issuer and Silver Standard Resources dated June 30, 2011(6)

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

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

(5)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2011.

(6)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2012.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was a passive foreign investment company as at December 31, 2011.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was a passive foreign investment company for the taxable year ended 12/31/2011.

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

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years, was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2011 and 2010 is included with the related financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2011. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2011.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2011	$34,000	13,000	0	0
December 31, 2010	$30,000	0	0	0

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.  These fees are related to the auditor’s reviews of the Issuer’s Form 20F and the Issuer’s first quarter interim financial statements in relation to the compliance and conversion to International Financial Reporting Standards.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

ITEM 16F. CORPORATE GOVERNANCE

ITEM 16G. MINE SAFETY DISCLOSURE

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Statements of Financial Position at 12/31/2011 12/31/2010, and 01/01/2010.

Consolidated Statements of Comprehensive Loss for the years ended 12/31/2011 and 2010.

Consolidated Statements of Cash Flows for the years ended 12/31/2011 and 2010.

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

Letter of Intent between the Issuer and Silver Standard Resources Inc. dated February 28, 2011. (5)

o.

Share and Asset Purchase Agreement between the Issuer and Silver Standard Resource dated June 30, 2011. (6)

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

(4)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in 2008.

(5)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 in 2011.

(6)

Filed as an exhibit on Form 20F Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 in 2012.

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

Esperanza Silver Peru S.A.C.

Incorporated March 19, 2007

Owned 100% by Esperanza Resources Corp.

Directors:  No Officers or Directors

Ramirez Gaston 213 Miraflores

Lima, 18 – Peru

Phone: +51-1-358-6651

Fax: +51-1-358-6651

Esperanza Silver De Mexico SA DE CV

Incorporated October 24, 2003

Owned 100% by Esperanza Resources Corp.

Officers:  William Pincus, William Bond

Legal Representative: Eduardo Robles

C/O Sonora No. 760 e/Gomez Farias y H de Independecia

Col Pueblo Nuevo CP23060

La Paz BCS

Phone:  +52-(612)125-9005

Fax:    Not Applicable

Global Minerals Ltd.

Incorporated January 1, 1992

Owned 26.7% by Esperanza Resources Corp.

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

(1)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2005.

(2)

Filed as an exhibit on Form 20F Registration Statement pursuant to section 12 (b) or (g) of the Securities Exchange Act of 1934 in June 2004.

(An Exploration-Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the Years Ended December 31, 2011 and 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Esperanza Resources Corp.,

We have audited the accompanying consolidated financial statements of Esperanza Resources Corp and its subsidiaries (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, cash flows and changes in equity for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Esperanza Resources Corp. and its subsidiaries as at December 31, 2011 and December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 25, 2012

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	December 31, 2011	December 31, 2010 (Note 17)	January 1, 2010 (Note 17)

ASSETS

Current

Cash and cash equivalents (Note 4)	$ 19,394,059	$ 10,179,671	$ 5,584,553
Receivables (Note 5)	389,291	273,675	255,987
Prepaid expenses	62,268	43,703	17,739
	19,845,618	10,497,049	5,858,279

Non-current
Equipment (Note 6)	92,814	44,070	49,076
Investment in associated company (Note 7)	1,247,640	2,894,157	-
Exploration and evaluation assets (Note 8)	1,747,809	1,747,010	1,748,024
	$ 22,933,881	$ 15,182,286	$ 7,655,379

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 13)	$610,408	$463,007	$260,135

EQUITY
Share capital (Note 10)	36,633,992	45,137,136	34,960,559
Other reserves (Note 10)	9,229,765	9,067,990	5,961,586
Accumulated other comprehensive loss	(599,777)	-	-
Deficit	(22,940,507)	(39,485,847)	(33,526,901)
	22,323,473	14,719,279	7,395,244

	$ 22,933,881	$ 15,182,286	$ 7,655,379

Nature of operations (Note 1)

Contingencies and commitments (Note 15)

Events after the reporting period (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

“George Elliott”

Director

“William J. Pincus”

Director

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

Years ended December 31,

	2011	2010 (Note 17)

OPERATING EXPENSES
Audit, accounting and legal	$ 283,583	$ 281,481
Depreciation	14,038	15,633
Directors’ fees	80,380	99,606
Exploration expenses (Note 9)	4,819,832	3,062,210
Foreign exchange loss (gain)	8,891	(10,640)
Investor relations and shareholder information	490,297	448,688
Office costs	282,755	266,453
Salaries and administration fees	732,013	721,486
Share-based compensation	531,526	1,003,744
Transfer agent and regulatory fees	113,177	87,541
Travel and related costs	14,595	21,887
LOSS FROM OPERATIONS	(7,371,087)	(5,998,089)

OTHER ITEMS
Equity in loss of associated company	(2,190,713)	(11,808)
Interest income	116,924	54,999
Miscellaneous income	38,468	2,850
Gain on sale of exploration and evaluation asset (Note 8(a))	26,012,289	-
Write-off of mineral properties	(10,015)	(6,898)
Write-off of receivables (Note 5)	(50,526)	-
	23,916,427	39,143
NET INCOME (LOSS) FOR THE YEAR	$ 16,545,340	$ (5,958,946)

OTHER COMPREHENSIVE LOSS
Share of other comprehensive loss of associate	(599,777)	-
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$ 15,945,563	$ (5,958,946)

Basic earnings/(loss) per share (Note 10(e))	$ 0.30	$ (0.11)

Basic weighted average number of shares outstanding (Note 10(e))	54,592,343	52,419,610

The accompanying notes are an integral part of these consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

 Years ended December 31,

	2011	2010 (Note 17)

CASH FLOWS FROM (TO)

OPERATING
Net income (loss) for the year	$ 16,545,340	$ (5,958,946)

Items not affecting cash:
Depreciation	14,038	25,261
Depreciation in exploration expense	9,600	9,959
Equity in loss of associated company	2,190,713	11,808
Gain on disposal of equipment	(9,106)	-
Gain on sale of exploration and evaluation asset	(26,012,289)	-
Share based payments	531,526	1,003,744
Write-off of receivables	50,526	-
Write-off of mineral property costs	10,015	6,898

Changes in non-cash working capital items:
Receivables	(166,142)	(17,688)
Prepaid expenses	(18,565)	(25,964)
Accounts payable and accrued liabilities	147,401	202,872
	(6,706,943)	(4,742,056)

INVESTING
Equipment	(77,959)	(30,214)
Investment in associated company	(1,143,973)	(2,905,965)
Mineral properties	(55,308)	(5,884)
Proceeds on disposal of equipment	14,683	-
Proceeds on sale of exploration and evaluation asset	17,000,000	-
Costs of the sale of exploration and evaluation asset	(955,597)	-
	14,781,846	(2,942,063)

FINANCING
Shares issued for cash	1,139,485	12,903,957
Share issue costs	-	(624,720)
	1,139,485	12,279,237

Change in cash and cash equivalents in the year	9,214,388	4,595,118

Cash and cash equivalents, beginning of year	10,179,671	5,584,553

Cash and cash equivalents, end of year	$ 19,394,059	$ 10,179,671

The accompanying notes are an integral part of these consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Years ended December 31, 2011 and 2010

	Share capital		Other reserves	Accumulated	Deficit	Total
	Number of shares	Amount		other comprehensive loss
		$	$	$	$	$

Balance at January 1, 2010 (Note 17)	47,934,521	34,960,559	5,961,586	-	(33,526,901)	7,395,244

Issue of shares	7,426,900	8,971,273	2,653,872	-	-	11,625,145
Share issue costs	-	(481,349)	(143,371)	-	-	(624,720)
Agent’s warrants issued on private placement	-	(77,399)	77,399	-	-	-
Exercise of share options	1,163,300	854,437	-	-	-	854,437
Transfer of value on exercise of share options	-	416,789	(416,789)	-	-	-
Exercise of warrants	242,500	424,375	-	-	-	424,375
Transfer of value on exercise of warrants	-	68,451	(68,451)	-	-	-
Share based payments	-	-	1,003,744	-	-	1,003,744
Net loss for the year	-	-	-	-	(5,958,946)	(5,958,946)

Balance at December 31, 2010 (Note 17)	56,767,221	45,137,136	9,067,990	-	(39,485,847)	14,719,279

Balance at January 1, 2011	56,767,221	45,137,136	9,067,990	-	(39,485,847)	14,719,279

Exercise of share options	462,000	679,760	-	-	-	679,760
Transfer of value on exercise of options	-	302,622	(302,622)	-	-	-
Exercise of warrants	262,700	459,725	-	-	-	459,725
Transfer of value on exercise of warrants	-	67,129	(67,129)	-	-	-
Share based payment	-	-	531,526	-	-	531,526
Share cancellation	(6,459,600)	(10,012,380)	-	-	-	(10,012,380)
Share of other comprehensive loss of associate	-	-	-	(599,777)	-	(599,777)
Net income for the year	-	-	-	-	16,545,340	16,545,340

Balance at December 31, 2011	51,032,321	36,633,992	9,229,765	(599,777)	(22,940,507)	22,323,473

The accompanying notes are an integral part of these consolidated financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Colombia) and its principal business activities are the acquisition, exploration and development of mineral exploration properties.  The address of the Company’s head office is #501 – 543 Granville Street, Vancouver, BC, Canada V6C 1X8.  The consolidated financial statements of the Company as at and for the year ended December 31, 2011, comprise the Company and its subsidiaries.  Esperanza is the ultimate parent.  Esperanza’s principal property interest is its 100% owned Cerro Jumil Project located in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are Esperanza’s first consolidated annual financial statements presented in accordance with IFRS.  Previously the Company prepared its consolidated annual financial statements in accordance with Canadian GAAP.

Basis of Presentation

These consolidated annual financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting, except for cash flow information.  The preparation of financial statements requires management to make judgments estimates and assumptions that affect the application of the policies and reported amounts of assets and liabilities, revenue and expenses.  Actual results may differ from these estimates.  The preparation of these consolidated annual financial statements resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP (“GAAP”).

The accounting policies set out below have applied consistently to all periods presented in these consolidated annual financial statements.  They also have been used in preparing an opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, “First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the following 100% owned subsidiaries:

Name	Place of Incorporation	Principal Activity
Esperanza Services Inc.	Colorado, United States of America	Service company
Esperanza Silver de Mexico SA de CV	Mexico	Exploration company
Esperanza Exploration (BVI) Inc.	British Virgin Islands	Holding company
Esperanza Silver Peru S.A.C.	Peru	Exploration company

Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated annual financial statements.

Business Combinations

Business combinations that occurred prior to January 1, 2011 were not accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed in Note 17.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method.  The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity investments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.  The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The Company has determined that the functional currency of its foreign subsidiaries is the Canadian dollar.  Exchange differences arising from the translation of the net investment in its subsidiaries are recorded as a gain or loss on foreign currency translation in the statement of comprehensive income.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held‐to‐maturity, available‐for‐sale, loans‐and receivables or at fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. FVTPL has two categories: designated and held for trading. The Company’s cash and short‐term money market investments are classified as FVTPL.  Cash and cash equivalents in the statement of financial position comprise of cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  The company’s cash and cash equivalents are invested with major financial institutions in business accounts and term deposits which are available on demand by the Company for its exploration programs and administrative expenses, and are not invested in any asset backed securities.

Financial assets classified as loans‐and‐receivables and held‐to‐maturity are measured at amortized cost. The Company’s trade and other receivables are classified as loans and receivables.  Financial assets classified as available‐for‐sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. The Company’s trade and other payables are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at each financial position reporting date.  Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.  For unlisted shares classified as available for sale (“AFS”), a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and assets that are assessed not to be impaired indirectly are subsequently assessed for impairment on a collective basis.  The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account.  When an amount receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.  In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss.  Any increase in fair value subsequent to an impairment loss is recognized directly in equity.  The Company does not have any derivative financial instruments.

Exploration and Evaluation Assets and Expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis.  Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement.  Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized.    The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Capitalized acquisition costs are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral properties is dependent on successful development and commercial exploitation, or alternatively, the sale of the respective areas of interest.

Property, Plant and Equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.  The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.  Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the straight-line method at various rates ranging from 10% to 33 1/3% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Equity Investments

Equity investments are carried on the consolidated balance sheet at cost, adjusted for post-acquisition changes in the Company’s share of entity’s net assets less any impairment in the value of the investment.  Losses in excess of the Company’s interest in the entity are recognized only to the extent that the Company has incurred legal obligations on behalf of the entity.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is established to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.  For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.  Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the offset of current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Restoration, Rehabilitation and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated annual financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

the recoverability of amounts receivable and prepayments which are included in the consolidated annual statements of financial position;

b)

the carrying value of the investment in mineral properties and the recoverability of the carrying value which are included in the consolidated annual statement of financial position;

c)

the estimated useful lives of property, plant and equipment which are included in the consolidated annual statements of financial position and the related depreciation included in the annual consolidated statement of comprehensive income (loss) for the year ended December 31, 2011;

d)

the inputs used in accounting for share purchase option expense in the consolidated annual statements of comprehensive income (loss); and

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e)

the nil provision for income taxes which is included in the consolidated annual statements of comprehensive income (loss) and composition of deferred income tax assets and liabilities included in the consolidated annual statement of financial position at December 31, 2011.

3.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

 IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

3.

FUTURE ACCOUNTING CHANGES (continued)

Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.  This revised standard applies to annual periods beginning on or after January 1, 2013.

IAS 12 Deferred Tax: Recovery of Underlying Assets amends the current standard to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally be through sale.  As a result of the amendments, SIC-21 Income Taxes – Recovery of Revalued Non-depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.  This revised standard applies to annual periods beginning on or after January 1, 2012.

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) revises the current standard regarding the way other comprehensive income is presented.  The amendments are as follows:

•

Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e. either as a single “statement of profit or loss and comprehensive income” or a separate statement of profit or loss and a statement of comprehensive income – rather than requiring a single continuous statement as was proposed in the exposure draft

•

Require entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently, i.e. those that might be reclassified and those that will not be reclassified

•

Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

3.

FUTURE ACCOUNTING CHANGES (continued)

The revised standard is applicable to annual reporting periods beginning on or after July 1, 2012.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

4.

CASH AND CASH EQUIVALENTS

	December 31, 2011 $	December 31, 2010 $

Cash	324,753	6,174,206
Short-term bank deposits	19,069,306	4,005,465
	19,394,059	10,179,671

5.

TRADE AND OTHER RECEIVABLES

	December 31, 2011 $	December 31, 2010 $

Current
Accounts receivable	389,291	273,675

During the year, the Mexican government disallowed a Company claim for $50,526 of value added tax and the amount has been written off in the statement of comprehensive loss.  However the Company believes that its original claim had merit and is disputing this with the national tax authority to recover this amount.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

6.

EQUIPMENT

	Office	Computer	Vehicles	Camp	Total
Cost	$	$	$	$	$
As at January 1 2010	43,390	74,289	58,435	12,530	188,644
Additions	7,472	22,742	-	-	30,214
As at December 31, 2010	50,862	97,031	58,435	12,530	218,858
Additions	9,368	5,977	62,614	-	77,959
Disposal	-	-	(27,139)	-	(27,139)
De-recognition	-	(25,731)	(4,311)	(12,530)	(42,572)
As at December 31, 2011	60,230	77,277	89,599	-	227,106

Accumulated depreciation
As at January 1, 2010	18,853	64,163	44,021	12,530	139,567
Additions	8,445	12,362	14,414	-	35,221
As at December 31, 2010	27,298	76,524	58,435	12,530	174,788
Additions	6,789	9,328	7,521	-	23,638
Disposal	-	-	(21,562)	-	(21,562)
De-recognition	-	(25,731)	(4,311)	(12,530)	(42,572)
As at December 31, 2011	34,087	60,122	40,083	-	134,292

Net book value
As at January 1, 2010	24,537	10,126	14,414	-	49,076
As at December 31, 2010	23,564	20,506	-	-	44,070
As at December 31, 2011	26,143	17,155	49,516	-	92,814

7.

INVESTMENT IN ASSOCIATED COMPANY

In the fourth quarter of 2010, Esperanza made a total investment of $2,905,965 in Global Minerals Ltd. (“Global”) by purchasing a total of 23,493,233 common shares of Global which represented a 36% interest.  In October 2011 Esperanza made an additional investment in Global by exercising all of its 2,079,951 share purchase warrants at a price of $0.55 for a total investment of $1,143,973.  Esperanza has made a total investment of $4,048,938 in Global.  The carrying value of this cumulative investment has been reduced each quarter since initial acquisition as Esperanza records its share of Global’s comprehensive loss.   At December 31, 2011 Esperanza held an approximate 32% interest in Global.  Global’s primary asset is the Strieborna silver-copper deposit in Slovakia which is an advanced-stage exploration project.  At December 31, 2011 Esperanza held 25,573,184 common shares of Global which had a fair value of $13,809,519.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

7.

INVESTMENT IN ASSOCIATED COMPANY (continued)

The following is a summary of Global’s financial position at December 31, 2011:

December 31, 2011 $

Cash and cash equivalents	3,011,000
Other current assets	811,000
Long-term assets	3,668,000
Current liabilities	(404,000)
Net Assets	7,086,000
Net loss for the twelve months ended December 31	(6,647,367)
Other comprehensive loss for the twelve months ended December 31	(1,769,441)

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

8.

EXPLORATION AND EVALUATION ASSETS

	January 1, 2010	Additions	Reductions	December 31, 2010	Additions	Reductions	December 31, 2011

Cerro Jumil – Mexico	$ 1,643,358	$ -	$ -	$ 1,643,358	$ -	$ -	$ 1,643,358
El Canario - Mexico	-	-	-	-	50,328	-	50,328
San Luis – Peru	44,494	-	-	44,494	-	(44,494)	-
Pucarana – Peru	33,195	-	-	33,195	-	-	33,195
Utcucochia – Peru	10,330	-	-	10,330	-	-	10,330
Santa Fe – Peru	6,482	-	-	6,482	-	(6,482)	-
Other minor properties - Peru	10,165	5,884	(6,898)	9,151	4,980	(3,533)	10,598

	$ 1,748,024	$ 5,884	$ (6,898)	$ 1,747,010	$ 55,308	$ (54,509)	$ 1,747,809

(a)

San Luis, Peru

Esperanza held a 30% interest in this project.  In July 2011 Esperanza sold its minority interest to Silver Standard Resources Inc., (“Silver Standard”) the majority owner and operator.  The sale was completed for total consideration of $27,012,380 as follows:

i)

a payment of $17 million in cash;

ii)

The return of 6,459,600 shares of Esperanza owned by Silver Standard which Esperanza canceled, at a value of $10,012,380; and

iii)

A one percent net smelter return royalty on all production from the property, which was assigned a nil value due to the uncertainties regarding the various valuation assumptions which affect the timing and amount of any future cash flows.

The net gain on sale of the property was $26,012,289 after deducting the costs of the transaction which included management and staff bonuses and legal fees.  Esperanza did not record any income tax expense on the transaction because it had sufficient business and capital losses with which to offset the gain.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

8.

EXPLORATION AND EVALUATION ASSETS (continued)

(b)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it could earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company incurred sufficient exploration expenditures on the property by September 30, 2011 in order to earn a 51% interest.  In November 2011 Esperanza informed Estrella of its decision to exercise its option.

(c)

Guadalupe, Peru

On December 30, 2010, Votorantim Metais – Cajamarquilla S.A. (“VM”) entered into an option agreement with Esperanza for the purchase of the Guadalupe property in Peru. VM must conduct US$1,850,000 of exploration over the four year period beginning December 30, 2010.  After completing the exploration expenditures, VM must pay US$2,000,000 to Esperanza and pay a net smelter returns royalty on all commercial production in order to acquire a 100% interest in the property.  The first year exploration expenditure commitment was US$100,000.  VM incurred expenditures greater than that amount and the agreement is currently in good standing.

(d)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty.  In September 2011 the Company completed an updated Preliminary Economic Assessment on the property.

(e)

Biricu, Mexico

In December 2011 the Company granted Citation Resources Inc. (“Citation”) an option to acquire a 100% interest in the Biricu property.  Esperanza received $20,000 on signing the agreement and in order to earn the 100% interest, Citation must issue 1,050,000 common shares and conduct exploration programs totaling $4,000,000 over four years.

(f)

El Canario, Mexico

On October 18, 2011 the Company entered into an option agreement to acquire two mineral concessions, which combined with two mineral concessions owned by the Company form the El Canario property.  In order to acquire the two mineral concessions, Esperanza paid US$50,000 on signing the agreement and must make additional payments totaling US$440,000 on the property on or before October 18, 2016.  Esperanza must make its next cash payment of US$20,000 by October 18, 2012 in order to keep the option in good standing. The property is subject to a 2% net smelter returns royalty of which  1% can be purchased for US$500,000 or the full 2% net smelter returns royalty can be purchased for US$1,000,000.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

9.

EXPLORATION EXPENSE

Exploration expenditures incurred for the year ended December 31, 2011 were as follows:

	Mexico		Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	San Luis	Other & General	Total
	$	$	$	$	$	$	$	$
Acquisition costs	-	-	-	-	-	-	-	-
Assays	230,486	9,747	8,898	14,789	-	-	5,780	269,700
Community programs	1,240	-	2,043	6,102	2,582	-	5,679	17,646
Consulting	19,717	-	23,791	49,261	1,804	-	20,424	114,997
Contract services	561,629	135,577	-	43	-	-	-	697,249
Drilling	1,023,507	-	215,946	427,204	-	-	-	1,666,657
Engineering	46,936	-	-	-	-	-	-	46,936
Environmental / permitting	2,871	-	10,753	9,269	-	-	-	22,893
Feasibility Studies	83,489	-	-	-	-	-	-	83,489
Field costs	175,150	55,613	38,070	83,979	530	-	4,048	357,390
Field rent & utilities	48,415	-	-	-	-	-	-	48,415
Office & administrative	-	48	1,048	570	58	-	4,191	5,915
Property tax	29,617	41,796	20,070	9,600	-	-	21,790	122,873
Salaries and benefits	159,087	65,888	128,540	214,932	21,804	11,147	319,832	921,230
PEA	54,418	-	-	-	-	-	-	54,418
Road and access costs	99,965	-	-	-	-	-	1,213	101,178
Travel	5,814	9,372	33,884	24,111	1,696	5,609	40,717	121,203
Vehicles	85,448	13,714	23,179	18,071	1,879	-	41,705	183,996
	2,627,789	331,755	506,222	857,931	30,353	16,756	465,379	4,836,185
Exploration Cost Recovery	-	(14,714)	-	-	-	-	(1,639)	(16,353)

	2,627,789	317,041	506,222	857,931	30,353	16,756	463,740	4,819,832

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

9.

EXPLORATION EXPENSE (continued)

Exploration expenditures incurred for the year ended December 31, 2010 were as follows:

	Mexico		Peru
	Cerro Jumil	General	Pucarana	Sante Fe	Sayrirosa	San Luis	General & Other	Total
	$	$	$	$	$	$	$	$
Assays	205,521	23,538	-	119	3,970	-	16,944	250,092
Community programs	-	-	40,047	-	191	-	2,556	42,794
Consulting	345,888	49,426	4,426	22	1,258	1,016	18,249	420,285
Drilling	488,234	-	-	-	-	-	-	488,234
Environmental / permitting	55,720	-	-	-	-	-	4,448	60,168
Feasibility Studies	97,871	-	-		-	15,261	-	113,132
Field costs	110,992	90,520	539	94	183	-	16,721	219,049
Office & administrative	3,475	1,173	368	-	-	-	22,927	27,943
Property tax	53,270	13,223	20,464	-	1,741	-	65,030	153,728
PEA	404	-	-	-	-	-	-	404
Salaries and benefits	247,742	100,052	31,595	12,598	24,961	10,792	481,074	908,814
Road and access costs	72,426	-	-	-	-	-	-	72,426
Travel	20,877	22,182	4,966	228	1,504	3,278	70,861	123,896
Vehicles	57,403	27,843	9,587	177	665	-	42,572	138,247
Warehouse Rental	42,998	-	-	-	-	-	-	42,998
	1,802,821	327,957	111,992	13,238	34,473	30,347	741,382	3,062,210

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

10.

EQUITY

(a)

Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

(b)

Equity financings

On February 16, 2010, the Company completed a private placement of 4,000,000 units at a price of $1.25 per unit for gross proceeds of $5,000,000.  Each unit consisted of one common share (“Share”) and one non-transferable common share purchase warrant (“Warrant”) to purchase another share for $1.75 which expired on February 16, 2012.    Finder’s fees were payable in cash to Haywood Securities Inc. ($22,981), Global Resource Investments Inc. ($193,750) and Lincoln Peck Financial Inc. ($6,250) in consideration of their efforts in locating investors.  On March 4, 2010, the Company completed a second private placement of 500,000 units with the same terms as the first private placement, for total proceeds of $625,000.

The shares and warrants issued in the two private placements were valued using the relative fair value method which resulted in $4,405,945 being allocated to the shares and $1,219,055 to the warrants.  The warrants in the February private placement were valued using a Black-Scholes option pricing model using a share price of $1.21, and expected life of 2 years, a risk-free interest rate of 1.17% and an expected volatility of 70%.  These inputs generated a value of $0.33 per warrant.  The shares issued had a fair value of $1.21.  The warrants in the March private placement were also valued using a Black-Scholes option pricing model with the following assumptions: a share price of $1.31 an expected life of 2 years, a risk-free interest rate of 1.43% and a volatility of 69%.  This generated a value of $0.39 per warrant.  The shares had a fair value of $1.31.

On December 22, 2010 Esperanza completed a private placement which consisted of 2,926,900 units at a price of $2.05 per unit for gross proceeds of $6,000,145. Each unit was comprised of one common share and one transferable share purchase warrant to purchase one common share at a price of $2.75 until December 22, 2012.  The private placement (other than 208,000 units placed directly by Esperanza) was conducted on a best efforts agency basis by a syndicate led by Salman Partners Inc. and included Mackie Research Capital Corporation and Haywood Securities Inc. The agents were paid a fee of 5% of the proceeds raised by them and were issued brokers’ warrants to purchase the number of shares equal to 5% of the number of units sold by them. The broker warrants are also exercisable at a price of $2.75 until December 22, 2012.  The shares and warrants issued in the private placement were valued using the relative fair value method which resulted in $4,565,328 being allocated to the shares and $1,434,817 to the warrants.  The warrants were valued using a Black-Scholes option pricing model using a stock price of $2.38, and expected life of 2 years, a risk-free interest rate of 1.66% and an expected volatility of 64%.  These inputs generated a warrant value of $0.75.  The shares had a fair value of $2.38.  The brokers’ warrants were valued separately using a Black-Scholes option pricing model with the following inputs: a stock price of $2.38, an expected life of 2 years, a risk-free interest rate of 1.66%, an expected dividend yield of 0% and an expected volatility of 64%.  These inputs generated a value of $101,725.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

10.

EQUITY (continued)

(c)

Share options

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

The continuity of share purchase options for the two years ended December 31, 2011 is as follows:

	Exercise				Balance
Expiry Date	Price $	Balance Dec 31 2009	Granted	Exercised	Dec 31 2010

14-Jun-10	0.40	300,000	-	(300,000)	-
5-Jul-10	0.355	5,000	-	(5,000)	-
23-Sep-10	0.65	75,000	-	(75,000)	-
18-May-11	1.56	735,500	-	(110,500)	625,000
12-Sept-12	1.91	200,000	-	-	200,000
8-Feb-13	1.40	861,500	-	(41,500)	820,000
27-Feb-11	1.40	200,000	-	-	200,000
20-Aug-13	0.69	10,000	-	(10,000)	-
6-Oct-13	0.69	100,000	-	(10,000)	90,000
22-May-14	0.69	772,300	-	(437,300)	335,000
10-Jun-14	0.70	187,500	-	(152,500)	35,000
8-Apr-15	1.53	-	100,000	-	100,000
8-Jun-15	1.43	-	1,400,000	(21,500)	1,378,500
		3,446,800	1,500,000	(1,163,300)	3,783,500

Weighted average
exercise price		$1.14	$1.44	$0.73	$1.38

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

10.

EQUITY (continued)

	Exercise
Expiry Date	Price $	Balance Dec 31 2010	Granted	Exercised	Expired /Cancelled	Balance Dec 31 2011

18-May-11	1.56	625,000	-	(250,000)	(375,000)	-
12-Sept-12	1.91	200,000	-	-	-	200,000
8-Feb-13	1.40	820,000	-	-	-	820,000
7-Feb-13	1.40	200,000	-	(200,000)	-	-
6-Oct-13	0.69	90,000	-	-	-	90,000
22-May-14	0.69	335,000	-	(10,000)	-	325,000
10-Jun-14	0.70	35,000	-	-	-	35,000
8-Apr-15	1.53	100,000	-	-	(100,000)	-
8-Jun-15	1.43	1,378,500	-	(2,000)	-	1,376,500
10-Jun-16	1.49	-	779,500	-	-	779,500
22-Nov-16	1.01	-	200,000	-	-	200,000
		3,783,500	979,500	(462,000)	(475,000)	3,826,000

Weighted average
exercise price		$1.38	$1.39	$1.47	$1.55	$1.35

All of the options have vested except for 125,000 from the November 22, 2011 grant which are subject to a performance condition.  At December 31, 2011 the weighted average remaining life of the outstanding options was 2.94 years (2010 – 2.85 years).  The weighted average share price on the dates the options were exercised was $1.79 (2010 - $1.59).

(d)

Share Purchase Warrants

The continuity of share purchase warrants for the two years ended December 31, 2011 is as follows:

	Exercise
Expiry Date	Price $	Balance Dec 31 2009	Issued	Exercised	Balance Dec 31 2010

16-Feb-12	1.75	-	4,000,000	(42,500)	3,957,500
4-Mar-12	1.75	-	500,000	(200,000)	300,000
22-Dec-12	2.75	-	2,926,900	-	2,926,900
22-Dec-12	2.75	-	135,946	-	135,946
		-	7,562,846	(242,500)	7,320,346

Weighted average
exercise price			$2.15	$1.75	$2.17

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

10.

EQUITY (continued)

	Exercise	Balance		Balance
Expiry Date	Price	Dec 31 2010	Exercised	Dec 31 2011

16-Feb-12	1.75	3,957,500	(262,700)	3,694,800
4-Mar-12	1.75	300,000	-	300,000
22-Dec-12	2.75	2,926,900	-	2,926,900
22-Dec-12	2.75	135,946		135,946
		7,320,346	(262,700)	7,057,646

Weighted average
exercise price		$2.17	$1.75	$2.18

At December 31, 2011 the weighted average remaining life of the outstanding share purchase warrants was 0.5 years (2010 – 1.49 years).

The weighted average share price on the dates the warrants were exercised was $2.20 (2010 - $2.13).

(e)

Loss Per Share

The calculation of basic and diluted earnings (loss) per share for the year ended December 31, 2011 was based on the net profit attributable to common shareholders of $16,545,340 (2010 loss - $5,958,946) and a weighted average number of common shares outstanding of 54,592,343 (2010 – 52,419,610).  The diluted loss per share for 2010 did not include the effect of share purchase options and warrants because they were anti-dilutive.  The diluted earnings per share for 2011 was $0.29 per share based on weighted average diluted common shares of 57,379,224.

(f)

Share Based Compensation

During the year ended December 31, 2011 the Company granted 979,500 share purchase options to directors, officers and consultants with a weighted-average exercise price of $1.39 and expiry dates of June 10, 2016 and November 22, 2016.  854,500 of these options vested on the grant date.  During the year ended December 31, 2010 the Company granted 1,500,000 share purchase options to directors, officers and consultants with a weighted-average exercise price of $1.44 and expiry dates of April 8, 2015 and June 8, 2015.  All of these options vested on the grant date.  The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted-average assumptions:

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

10.

EQUITY (continued)

	2011	2010

Expected dividend yield	0%	0%
Expected stock price volatility	63%	70%
Risk-free interest rate	1.47%	1.45%
Expected life of options in years	3.0	3.0
Weighted average grant date fair value	$0.62	$0.67

Based on these inputs, under the fair value based method of accounting for share based compensation, the Company recorded share based compensation expense of $531,526 (2010 - $1,003,744) with the offsetting amount credited to other reserves.

(g)

Other Reserves

	Warrants	Brokers’ Warrants	Share based Compensation	Total

Balance at January 1, 2010	$ 2,046,575	$ 356,212	$ 3,558,799	$ 5,961,586

Private placements	2,442,051	77,399	-	2,519,450
Share based compensation	-	-	1,003,744	1,003,744
Stock options exercised	-	-	(416,790)	(416,790)

Balance at December 31, 2010	4,488,626	433,611	4,145,753	9,067,990

Share based compensation	-	-	531,526	531,526
Stock options exercised	-	-	(302,622)	(302,622)
Warrants exercised	(67,129)	-	-	(67,129)
Balance at December 31, 2011	$ 4,421,497	$ 433,611	$ 4,374,657	$ 9,229,765

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

11.

INCOME TAXES

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.5% (2010 – 28.5%) as follows:

	2011	2010
Statutory tax rate	26.5%	28.5%
Loss for the year	$ 16,545,340	$ (5,958,946)

Expected income tax expense recovery	4,384,515	(1,698,300)
Non-deductible expenses and other	(2,857,961)	493,300
Other	(776,598)	(6,500)
Recognition of previously unrecognized tax assets	(2,273,001)	-
Deferred income tax assets not recognized	1,523,045	1,211,500

Total income tax recovery	$ -	$ -

As at December 31, 2011 no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2011	2010

Tax loss carry forwards	$ 7,599,637	$ 5,784,753
Other	412,754	2,963,449

Unrecognized deferred tax assets	$ 8,012,390	$ 8,748,202

As at December 31, 2011, the Company has non-capital losses of approximately $7.2 million (2010 – $8.3 million), $1.3 million (2010 - $1.3 million), and $14.9 million (2010 - $12.0 million) available to reduce future income tax in Canada, Peru and Mexico respectively.  The losses in Canada expire between 2015 - 2030, in Peru they available indefinitely and in Mexico between 2013 – 2021.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

12.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties. Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Peru	Total
2011
Non-current assets	$ 1,263,412	$ 1,693,686	$ 131,165	$ 3,088,263

2010
Non-current assets	$ 2,917,865	$ 1,643,358	$ 124,014	$ 4,685,237

13.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the year ended December 31
	2011	2010
Salaries	$ 514,437	$ 491,910
Share base payments	208,632	532,416
Bonus	628,548	125,025
	$ 1,351,617	$ 1,149,351

Related party assets and liabilities

	Service or item	As at December 31, 2011	As at December 31, 2010
Amounts due to management	Reimbursable expenses	$ 21,426	$ -
Amounts due from management	Travel advances	-	8,555
Amounts due from associated company	Reimbursable expenses	54,316	-

During the year ended December 31, 2011 the Company paid $196,800 (2010 - $196,800) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At December 31, 2011, the Company was indebted to Seabord in the amount of $nil (2010 - $2,480).  At December 31, 2011 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2010 - $10,000) which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

14.

FINANCIAL AND CAPITAL RISK MANAGEMENT

a)

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.  As at December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	156,400	17,000	9,500
Receivables	53,300	4,002,800	9,600
Accounts payable and accrued liabilities	(336,900)	(1,422,500)	(105,300)
Net exposure	(127,200)	2,597,300	(86,200)

Canadian dollar equivalent	(129,700)	189,600	(32,800)

Based on the above net exposures as at December 31, 2011 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 2,700 the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at December 31, 2011 are mainly held in savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 14 (b).

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

14.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

b)

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash.  The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

15.

CONTINGENCIES AND COMMITMENTS

At December 31, 2011, the Company had a commitment on an office lease in Denver which expires June 30, 2012.  The estimated total rent payable on the remaining portion of the lease is US$ 36,400.

16.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

December 31, 2011
Financial assets	FVTPL	Loans and receivables

Cash and cash equivalents	$ 19,394,059	$ -
Receivables	-	389,291

	$ 19,394,059	$ 389,291

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

16.

FINANCIAL INSTRUMENTS (continued)

December 31, 2010
Financial assets	FVTPL	Loans and receivables

Cash and cash equivalents	$ 10,179,671	$ -
Receivables		273,675

	$ 10,179,161	$ 273,675

The carrying value of its financial assets approximates their fair value as at December 31, 2011 due to their short term maturity.  The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities.  The total other liabilities outstanding at December 31, 2011 was $610,408 (December 31, 2010 - $463,007).  The carrying value of its financial liabilities approximates their fair value as at December 31, 2011 due to their short term maturity.

Financial instruments recognized at fair value on the consolidated statements of financial position must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

Cash and cash equivalents are measured at fair value using Level 1 inputs for 2011 and 2010.

17.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As stated in Note 2, these are Esperanza’s first annual consolidated financial statements prepared in accordance with IFRS.  The accounting policies in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information for the year ended December 31, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

The guidance for the first time adoption of IFRS is set in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for the first time adopters of IFRS.  Esperanza elected to take the following optional IFRS 1 exemption:

•

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

17.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The Company has also elected to change its accounting policy with respect to mineral properties.  Under GAAP, Esperanza capitalized acquisition and development costs on all properties where the Company had title to the mineral rights.  Under IFRS, Esperanza has adopted a different policy under IFRS as disclosed in note 2 and is only capitalizing acquisition costs.

Reconciliation of Assets, Liabilities and Equity as at January 1, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 5,584,553	$ -		$ 5,584,553
Receivables	255,987	-		255,987
Prepaid expenses and deposits	17,739	-		17,739
	5,858,279	-		5,858,279

Furniture and equipment	49,076	-		49,076
Mineral properties	13,363,266	(11,615,242)	(a)	1,748,024
	$ 19,270,621	$ (11,615,242)		$ 7,655,379

Liabilities
Current
Accounts payable and accrued liabilities	$260,135	$ -		$ 260,135

Shareholders' Equity
Share capital	34,960,559	-		34,960,559
Other reserves	5,961,586	-		5,961,586
Deficit	(21,911,659)	(11,615,242)	(a)	(33,526,901)
		-
	19,010,486	(11,615,242)		7,395,244

	$ 19,270,621	$ (11,615,242)		$ 7,655,379

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

17.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Reconciliation of Assets, Liabilities and Equity as at December 31, 2010

	GAAP	IFRS Adjustments	Notes	IFRS

Assets
Current
Cash	$ 10,179,671	$ -		$ 10,719,671
Receivables	273,675	-		273,675
Prepaid expenses and deposits	43,703	-		43,703
	10,497,049	-		10,497,049

Furniture and equipment	44,070	-		44,070
Investment in associated company	2,894,157			2,894,157
Mineral properties	15,593,745	(13,846,735)	(a)	1,747,010
	$ 29,029,021	$ (13,846,735)		$ 15,182,286

Liabilities
Current
Accounts payable and accrued liabilities	$ 463,007	$ -		$ 463,007
		-

Shareholders' Equity		-
Share capital	45,137,136	-		45,137,136
Other reserves	9,067,990	-		9,067,990
Deficit	(25,639,112)	(13,846,735)	(a)	(39,485,847)

	28,566,014	-		14,719,279

	$ 29,029,021	$ (13,846,735)		$ 15,182,286

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

17.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Reconciliation of Comprehensive Loss for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

OPERATING EXPENSES
Accounting and legal	$ 281,481	$ -		281,481
Amortization	15,633	-		15,633
Directors’ fees	99,606	-		99,606
Exploration expenses	805,001	2,257,209	(a)	3,062,210
Foreign exchange	(10,640)	-		(10,640)
Investor relations and shareholder information	448,688	-		448,688
Office costs	266,453	-		266,453
Salaries and administration fees	721,486	-		721,486
Share-based compensation	1,003,744	-		1,003,744
Transfer agent and regulatory fees	87,541	-		87,541
Travel and related costs	21,887	-		21,887
LOSS FROM OPERATIONS	(3,740,880)	(2,257,209)		(5,998,089)

OTHER ITEMS
Equity in loss of associated company	(11,808)	-		(11,808)
Interest income	54,999	-		54,999
Miscellaneous income	2,850	-		2,850
Write-off of mineral properties	(32,614)	25,716	(a)	(6,898)
	13,427	25,716		39,143

COMPREHENSIVE LOSS FOR THE YEAR	(3,727,453)	(2,231,493)		(5,958,946)

Basic and diluted loss per share	$ (0.07)			$ (0.11)

Weighted average number of shares outstanding, basic and diluted	52,419,610			52,419,610

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

17.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Reconciliation of Cash Flows for the year ended December 31, 2010:

	GAAP	IFRS Adjustments	Notes	IFRS

CASH FLOWS FROM (TO)

OPERATING
Net loss for the year	$ (3,727,453)	$ (2,231,493)		$ (5,958,946)
Items not affecting cash:
Amortization	25,261	-		25,261
Amortization included in exploration expense	-	9,959		9,959
Equity in loss of associated company	11,808	-		11,808
Share based payments	1,003,744	-		1,003,744
Write-off of mineral property costs	32,614	(25,716)		6,898

Changes in non-cash working capital items:
Receivables	(17,688)	-		(17,688)
Prepaid expenses	(25,964)	-		(25,964)
Accounts payable and accrued Liabilities	164,815	38,057		202,872
	(2,532,863)	(2,209,193)		(4,742,056)

INVESTING
Investment in associated company	(2,905,965)	-		(2,905,965)
Mineral properties	(2,215,077)	2,209,193		(5,884)
Equipment	(30,214)	-		(30,214)
	(5,151,256)	2,209,193		(2,942,063)

FINANCING
Shares issued for cash	12,279,237	-		12,279,237
	12,279,237	-		12,279,237

Change in cash and cash equivalents in the year	4,595,118	-		4,595,118

Cash and cash equivalents, beginning of year	5,584,553	-		5,584,553

Cash and cash equivalents, end of year	$ 10,179,671	$ -		$ 10,179,671

Note to Reconciliations

a)

Under GAAP, the Company followed the policy of capitalizing mineral property acquisition, exploration and development costs.  Upon the adoption of IFRS the Company has decided to capitalize only mineral property acquisition costs and expense exploration and development costs.  All of the changes on the preceding reconciliations of balance sheets, statements of loss and comprehensive loss and statements of cash flows are the result of this change in accounting policy.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

 Years ended December 31, 2011 and 2010

18.

EVENTS AFTER THE REPORTING PERIOD

On February 9, 2012 400,000 share purchase warrants with an expiry date of February 16, 2012 were exercised at a price of $1.75 per warrant, generating proceeds of $700,000.  On February 16, 2012 3,294,800 share purchase warrants with an exercise price of $1.75 expired unexercised. On March 4, 2012, 300,000 share purchase warrants with an exercise price of $1.75 expired unexercised.

In March of 2012 Esperanza purchased 3,333,333 units of a Global Minerals private placement at a price of $0.45 per unit for a total investment of $1,500,000.  Each unit was comprised of one common share and one common share purchase warrant.  After the financing, the Company’s interest in Global was reduced to approximately 27%.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESPERANZA RESOURCES CORP.

Date: April 27, 2012	By: /s/ "William J. Pincus"

WILLIAM J. PINCUS
Chief Executive Officer