Form 40-F
period 2012-12-31
ESPERANZA RESOURCES CORP
filed 2013-03-25
CIK 1261252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2012

Commission File Number:  0-50824

ESPERANZA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1400
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6
(Address and telephone number of Registrant's principal executive offices)

Steven Taylor, 17404 163rd Place SE, Renton, Washington 98058 Tel: (206) 219-3820
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[Ö] Annual information form   [Ö] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2012 – 78,771,321 Common Shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [Ö]   No [  ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [  ]   No [  ]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the Exhibits included herein contain “forward-looking information” within the meaning of applicable United States and Canadian securities legislation.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by the Registrant as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; including risks related to government and environmental regulation, actual results of current exploration activities problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, stock market volatility; competition; as well as those factors discussed in the Annual Information Form of the Registrant attached as Exhibit 1 under the section entitled “Description of the Business – Risk Factors”.  Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  The Registrant does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect: the ability to achieve production at any of the Registrant’s mineral development properties; estimated capital costs, operating costs, production and economic returns; estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Registrant’s resource and reserve estimates; the expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; assumptions that all necessary permits and governmental approvals will be obtained; assumptions made in the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits; the expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and the activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

The forward-looking statements of the Registrant are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the Registrant’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2012 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein.  The Registrant’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Registrant adopted IFRS on January 1, 2011.

Management’s Discussion and Analysis

For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

Purchasing, holding or disposing of securities of the Registrant have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 40-F, Esperanza Resources Corp. (the “Registrant”) carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are effective to ensure that information to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Registrant for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Registrant’s Audit Committee.

Due to its inherent limitations, the Registrant’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Registrant’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012.

AUDITOR ATTESTATION

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

On December 31, 2012, the Registrant’s audit committee was made up of the following members:  Marcel de Groot, Brian Bayley and Andrew Swarthout.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Brian Bayley is an audit committee financial expert and is independent (as defined under the rules and regulations of the New York Stock Exchange).

CODE OF ETHICS

The Registrant’s Code of Ethics is available in print to any person who provides the Registrant with a written request.  Requests should be directed to: Corporate Secretary, Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the Registrant’s principal accounting fees, see the section entitled “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F, is incorporated by reference herein. No audit-related fees, tax fees or other fees were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2012 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in Canadian dollars
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	1,376,999	1,376,999	-	-	-
Rental and lease payments	150,773	150,773	-	-	-
TOTAL	1,527,772	1,527,772	-	-	-

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ESPERANZA RESOURCES CORP.

(signed) “Greg D. Smith”

Greg D. Smith

President and Chief Executive Officer

Date:  March 18, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual Information Form for the fiscal year ended December 31, 2012
2.	Audited consolidated financial statements and notes thereto as at December 31, 2012, together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012
4.	CEO Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
5.	CFO Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002
6.	CEO Certification required by Rule 13a-14(b) or Rule 15d-14(b), pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
7.	CFO Certification required by Rule 13a-14(b) or Rule 15d-14(b), pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
8.	Consent of DeVisser Gray LLP
9.	Consent of Keith McCandlish
10.	Consent of Riaan Herman